TATA

TATA POWER


SUSTAINABLE
GROWTH
AND
BEYOND

TATA
TATA POWER
ENERGY CLUB

Lighting up Lives!

90th Annual Report | 2008 - 2009











SUSTAINABLE GROWTH AND BEYOND





As India's largest Integrated Private Power Utility, we at Tata Power are conscious of our role as sustainability stewards to embrace the challenges of climate change and lead the path for growing responsibly.

Our commitment to growth with responsibility has been categorical and consistent. Our sustainability initiatives comprise investment in clean coal technologies, building a strong renewable portfolio based on wind, solar and geothermal, thrust on bio-diversity conservation, streamlining water use and planting thousands of trees in the vicinity of our plants to reduce our carbon footprint. We are continuously on the lookout for eco-friendly technologies and are undertaking various projects under Clean Development Mechanism including wind projects and various small scale energy efficiency projects.

We have also created a sustained platform for the youth of the country called Tata Power Energy Club to practise energy conservation and lead the national movement for social transformation to reduce wasteful use of energy and protect our resources and environment.

Guided by our overarching vision, we continue to help improve the quality of life of the communities in and around our areas of operation, through sustainable development programs focused on livelihood generation, health and education and infrastructure development.

Tata Power. There's more to business than power.

★ *The children on the cover page are the first four energy champions of the Tata Power Energy Club.*

Highlights Of The Year

- Consolidated **revenues from operations** up by 61% at **Rs. 17,587.53 crores.**
- Consolidated **PAT** at **Rs. 1,218.74 crores,** an increase of 16%.
- **Annual Generation highest** at 14,807 MUs.
- Commissioned **250 MW 'Unit 8'** at the Trombay Thermal Power Station.
- Commissioned **90 MW in Haldia.**
- Commissioned **additional 80.6 MW wind power capacity** in Gujarat, Karnataka and Maharashtra.



revenue up by

61%

PROFITS AND BEYOND

Financials At A Glance

Tata Power: Key Figures

Rs. crores	FY02	FY03	FY04	FY05	FY06	FY07	FY08	FY09
Revenues from operations	3803	4300	4239	3930	4563	4715	5916	7236
Other Income	265	152	160	387	326	344	498	632
PBDIT	1161	1336	1447	1340	1161	1067	1435	1773
PBT	672	677	734	759	747	586	970	1117
PAT	508	520	509	551	611	697	870	922
Net Profit after Tax and Statutory Appropriations	381	450	467	555	575	674	811	968
Basic Earnings Per Share (EPS) – Rs./Share	19.27	22.74	23.56	28.02	29.03	34.02	38.64	43.69
Dividend Per Share (%)	50%	65%	70%	75%	85%	95%	105%	115%
Return on Capital Employed (ROCE) (%)	17%	18%	18%	14%	13%	12%	12%	11%
Return on Networth (RONW) (%)	14%	14%	13%	15%	14%	15%	13%	14%
Total Debt/Equity	0.66	0.51	0.34	0.56	0.50	0.60	0.38	0.6
Networth	2819	3201	3536	3619	4010	4467	6363	7185

Revenues from Operations



8000
7000
6000
5000
4000
3000
2000
1000
0
2005 2006 2007 2008 2009

Profit After Tax (PAT)



1000
800
600
400
200
0
2005 2006 2007 2008 2009

Earnings Per Share (EPS)



50
40
30
20
10
0
2005 2006 2007 2008 2009

Networth



8000
7000
6000
5000
4000
3000
2000
1000
0
2005 2006 2007 2008 2009

Financial Highlights

- The Company's **revenues from operations** increased 22.3% to **Rs. 7,236.23 crores** as compared to Rs. 5,915.91 crores in the previous year.

- **Profit After Tax (PAT)** stood at **Rs. 922.20 crores** as against Rs. 869.90 crores for the previous year, a growth of 6%, the highest so far.

- **Net Profit After Tax and Statutory Appropriations** stood at **Rs. 967.50 crores** as against Rs. 811.31 crores for the previous year, an increase of 19.25%.

- **Dividend** recommended at **Rs. 11.50 per share,** the highest ever so far.

- The Company's **consolidated revenues** from operations increased 61.49% to **Rs. 17,587.53 crores** as compared to Rs. 10,890.86 crores in the previous year.

- The **consolidated PAT** for the year stood at **Rs. 1,218.74 crores** as against Rs. 1,055.07 crores for the previous year, an increase of 15.51%.

- **Tata Power Trading Company Limited (TPTCL):** TPTCL's **revenues** increased 146.2% to **Rs. 2,171.93 crores** from Rs. 882.12 crores in the previous year. PAT also increased to Rs. 7.63 crores from Rs. 4.30 crores in the previous year.

- **Powerlinks Transmission Limited (Powerlinks):** The **revenues** of Powerlinks, the first public-private joint venture in power transmission in India, increased 3.79% to **Rs. 254.49 crores** from Rs. 245.21 crores in the previous year. **PAT** also increased to **Rs. 65.34 crores** from Rs. 58.41 crores in the previous year.

- **North Delhi Power Limited (NDPL):** NDPL's **revenues** from power supply increased 7.90% to **Rs. 2,467.87 crores** from Rs. 2,287.23 crores in the previous year. **PAT** for the current year is lower at **Rs. 171.47 crores** as compared to Rs. 281.58 crores in the previous year primarily on account of an exceptional credit of Rs.182 crores in the previous year.

CORE EFFORTS AND BEYOND

Operational Highlights Of The Year



- The Company generated 14,807 Million Units (MUs) of power from all its power plants during the year as compared to 14,717 MUs in the previous year.
- The Trombay Thermal Power Station generated 9,845 MUs during the year as compared to 10,002 MUs generated in the previous year, a decrease by 1.57%. The generation was lower on account of major overhaul of Unit 6 and Unit 7.
- The three hydro stations collectively generated 1,151 MUs during the year, as against 1,489 MUs generated in the previous year, a decrease of 22.7%. The generation was lower on account of the restriction imposed by Krishna Water Dispute Tribunal Award.
- The Jojobera Thermal Power Station recorded a generation of 3,009 MUs during the year as compared to 2,862 MUs in the previous year, an increase of 5.14%. The power station achieved the highest ever generation, crossing the 3,000 MUs mark for the first time while surpassing the previous record of 2,862 MUs in FY08.
- The Belgaum Independent Power Plant generated 447 MUs during the year as compared to 237 MUs in the previous year, an increase of 88.61% due to increased demand from Karnataka Power Transmission Corporation Ltd.

NETWORK AND BEYOND

A Pan India Presence

(As on 28th May, 2009)


EXISTING OPERATIONS
THERMAL POWER
HYDRO POWER
WIND POWER
TRANSMISSION BUSINESS
DISTRIBUTION BUSINESS
SED
PROJECTS UNDER IMPLEMENTATION
THERMAL POWER
HYDRO POWER
WIND POWER
Delhi
Bhutan
Maithon
Mundra
Samana
Jojobera/Jamshedpur
Haldia
Bhivpuri
Khopoli
Sadawaghapur
Trombay
Mumbai
Supa
Pune
Khandke
Bramanvel
Bhira
Visapur
Gadag
Belgaum
Bengaluru

Graphical representation. Not to scale.

EXISTING OPERATIONS

Mumbai, Maharashtra	
(Trombay - 1,330 MW + Unit 8 - 250 MW + Hydro - 447 MW)	2,027 MW
Jojobera, Jharkhand	428 MW
Belgaum, Karnataka	81 MW
Haldia, West Bengal	90 MW
Power House 6, Jamshedpur	120 MW
Supa, Maharashtra	17 MW
Khandke, Maharashtra	50 MW
Bramanvel, Maharashtra	11.25 MW
Gadag, Karnataka	36 MW
Samana, Gujarat	30 MW
Sadawaghapur, Maharashtra	15 MW
North Delhi (Distribution)	850 MW
Tala Transmission	1,200 KM

PROJECTS UNDER IMPLEMENTATION

Thermal Projects	
Mundra, Gujarat	4,000 MW
Maithon, Jharkhand	1,050 MW
Haldia	30 MW
Jojobera	120 MW
Wind Farms	
Samana	20.8 MW
Sadawaghapur	2.5 MW
Gadag	14.4 MW
Visapur, Maharashtra	9.6 MW
Hydro Project	
Bhutan	114 MW


250 MW Trombay Project, Unit 8


120 MW Power House 6

INITIATIVES AND BEYOND

New Projects

- **250 MW expansion Project at Trombay, Unit 8:**
  The 250 MW Unit 8 imported coal based plant at Trombay was commissioned during the year and started commercial operations from end March 2009.

- **120 MW Power Project at Haldia:**
  During the year, the Company commissioned Units 1 and 2 of 45 MW each. The 30 MW Unit 3 is scheduled to be commissioned in Q1 of FY10.

- **Captive Power Projects for Tata Steel Limited:**
  Industrial Energy Limited (IEL), a joint venture between Tata Power (74%) and Tata Steel (26%) is implementing the following projects:

120 MW Power House 6 for Tata Steel Works, Jamshedpur:
The 120 MW power plant being constructed at Tata Steel works, Jamshedpur for use by Tata Steel was inaugurated in May 2009. The waste gas based Power House 6, will be supplying the entire generated capacity to Tata Steel thereby meeting the increasing demand for power for the Company's Jamshedpur works.

Unit 5 at Jojobera:
A 120 MW power plant is being constructed at the Company's existing site at Jojobera. IEL has placed orders for major equipment and construction work is in full swing. The project is expected to be commissioned in Q3 of FY10.


4,000 MW Mundra Project


1,050 MW Maithon Project


Wind Farm Project

- **4,000 MW Mundra Ultra Mega Power Project (UMPP) on Fast Track:**
  4,000 MW Mundra Project implementation is progressing as per schedule with engineering, procurement and construction activities in full swing. Overall project progress achieved is 23%. Ordering of all critical items and major packages has been completed. Out of a total of approximately 100 packages, 91 have been issued to bidders and 71 packages have been awarded. The Project site has over 5,000 direct and indirect workmen. Services of DuPont have been contracted to strenghten safety systems and procedures at site to 'best-in-class' international levels. Work on boilers, cooling water system, TG building, main control room, chimney shell casting, cable and pipe racks, 220 kV switchyard, 400 kV switchyard, ash handling and internal coal handling systems is in progress.

- **1,050 MW Maithon Joint Venture Project:**
  Maithon Power Limited (MPL), a joint venture between the Company (74%) and Damodar Valley Corporation (DVC) (26%), has received all the statutory clearances including environmental clearance from MOEF. All the PPAs have been signed and power evacuation arrangement is in place. The Project is in an advanced stage of execution. Vendors have been finalized and contracts have been signed for supply and services of all the packages, including Boiler, Turbine Generator package, which has been awarded to BHEL. Major dispatches have been completed for Boiler & ESP structural for both units. Major civil foundations have been completed for Unit 1, whereas civil works of Railway system, coal handling system, ash handling system, IDCT, chimney, raw water intake channel works are in progress at full swing. Boiler drum has been lifted and pressure parts erection commenced for Unit 1, whereas structural erection is in progress for Unit 2. The first unit is scheduled to be in operation by Q3 of FY10 and second unit by Q1 of FY11.

- **Wind Farm Projects:**
  During the year, the Company commissioned additional 80.6 MW wind power capacity. This included 36 MW at Gadag (Karnataka), 29.6 MW at Samana (Gujarat) and 15 MW at Sadawaghapur (Maharashtra). The collective generation by these wind farms was 177 MUs during the year as against 127 MUs generated in the previous year.

COMMITMENTS AND BEYOND

Corporate Sustainability Initiatives





TOWARDS A GREEN WORLD



Tata Power has a long history and a tradition of looking beyond business. It is this ethos which guides us to further strengthen our efforts in sustainability. The Company is deeply committed to sustainable means of conducting its operations and is looking at various initiatives such as:

- Increasing renewable generation through wind, solar and geothermal technologies.
- Working along with EXERGEN in Australia to critically evaluate Clean Coal Technologies for commercial applications.
- Undertaking various projects under Clean Development Mechanism including wind mill projects with total capacity of above 200 MW and various small scale energy efficiency projects.
- **Tata Power Energy Club,** an initiative to sensitize the youth to reduce power wastage and save energy through various active measures. The Company has covered over 10,000 students in 28 schools of Mumbai and 3 schools in Belgaum. These students have in turn sensitized 20,000 Mumbai citizens as part of their secondary sensitization of 'friends and neighbourhood'. Out of these 10,000 students, 300 students have started saving power at home and are called the energy champions.
- Educating customers and masses on ensuring efficient use of energy through elimination of energy wastage.
- Adopting the triple bottom line approach of economic, social and environmental value addition to the communities in and around our area of operation. The Company continued its emphasis on CSR initiatives through developing infrastructure for education, sanitation, drinking water schemes and accessibility at remote areas; health awareness programmes including Suraksha Rally on HIV/AIDS, eye camps, blood donation camps at different locations; vocational training schemes for unemployed youth, self help groups for women at various project locations and resource conservation.

BOARD OF DIRECTORS
(As on 28th May, 2009)

Mr. R N Tata	Chairman
Mr. R Gopalakrishnan	
Dr. H S Vachha	
Mr. R K Misra	LIC Nominee
Mr. A J Engineer	
Mr. N H Mirza	
Mr. D M Satwalekar	
Dr. R H Patil	
Mr. P G Mankad, IAS (Retd.)	
Mr. A K Basu	
Mr. P R Menon	Managing Director
Mr. S Ramakrishnan	Executive Director
Mr. S Padmanabhan	Executive Director
Mr. B Agrawala	Executive Director

COMPANY SECRETARY	Mr. B J Shroff
REGISTERED OFFICE	Bombay House, 24, Homi Mody Street, Mumbai - 400 001
SHARE REGISTRARS	TSR Darashaw Limited 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr. E. Moses Road, Mahalaxmi, Mumbai 400 011
SOLICITORS	Mulla & Mulla and Craigie Blunt & Caroe
AUDITORS	Deloitte Haskins & Sells
BANKERS	Citibank N. A. HDFC Bank Ltd. ICICI Bank Ltd. IDBI Bank Ltd. Standard Chartered Bank Ltd. State Bank of India

Contents

Consolidated Financial Statements

ANNUAL GENERAL MEETING on Thursday, the 6th day of August 2009 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020.
As a measure of economy, copies of the Annual Report will not be distributed at the Annual General Meeting.
Shareholders are requested to kindly bring their copies to the meeting.

Visit us at : www.tatapower.com

NOTICE

The NINETIETH ANNUAL GENERAL MEETING of THE TATA POWER COMPANY LIMITED will be held on Thursday, the 6th day of August 2009 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020, to transact the following business:-

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended 31st March, 2009 and the Balance Sheet as at that date together with the Reports of the Directors and the Auditors thereon.
2. To declare a dividend on Equity Shares.
3. To appoint a Director in place of Mr R N Tata, who retires by rotation and is eligible for re-appointment.
4. To appoint a Director in place of Dr H S Vachha, who retires by rotation and is eligible for re-appointment.
5. To appoint a Director in place of Mr R K Misra, who retires by rotation and is eligible for re-appointment.
6. To appoint Auditors and fix their remuneration.
7. **Appointment of Mr A K Basu as Director**

   To appoint a Director in place of Mr A K Basu, who was appointed as an Additional Director of the Company with effect from 26th March, 2009 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a member proposing his candidature for the office of Director.
8. **Appointment of Branch Auditors**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

   "RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), Hoda Vasi Chowdhury & Co., Bangladesh, the retiring Branch Auditors of the Bangladesh Branch of the Company, be and are hereby re-appointed as the Branch Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company and to examine and audit the books of account of the Branch Office of the Company located at Bangladesh for the financial year 2009-10 on such remuneration as may be mutually agreed upon between the Board of Directors of the Company and the Branch Auditors plus reimbursement of service tax, travelling and out-of-pocket expenses.

   FURTHER RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Act, the Board of Directors of the Company be and is hereby authorised to appoint as Branch Auditors of any branch office which may be opened hereafter in India or abroad in consultation with the Company's Auditors, any person qualified to act as Branch Auditor within the provisions of the said Section 228 and to fix their remuneration."

NOTES:

(a) The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 (the Act), in regard to the business as set out in Item Nos. 7 and 8 above and the relevant details of the Directors seeking re-appointment/appointment under Item Nos. 3 to 5 and 7 above as required by Clause 49 of the Listing Agreements entered into with the Stock Exchanges, are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

(c) Corporate Members intending to send their authorised representatives to attend the meeting are requested to send a certified copy of the Board Resolution authorising their representative to attend and vote in their behalf at the Meeting.

(d) In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.

(e) The Register of Members and the Transfer Books of the Company will remain closed from 16th July, 2009 to 6th August, 2009, both days inclusive. If the dividend as recommended by the Board of Directors is approved at the Annual General Meeting, payment of such dividend will be made on or after 10th August, 2009 as under:

i) To all Beneficial Owners in respect of shares held in electronic form as per the data as may be made available by National Securities Depository Limited and Central Depository Services (India) Limited as of the close of business hours on 15th July, 2009;

ii) To all Members in respect of shares held in physical form after giving effect to valid transfers in respect of transfer requests lodged with the Company on or before the close of business hours on 15th July, 2009.

(f) Members are requested to notify immediately any change in their addresses and/or the Bank Mandate details to the Company's Registrars and Share Transfer Agents for shares held in physical form and to their respective Depository Participants for shares held in electronic form.

(g) Members holding shares in electronic form may please note that their bank details as furnished by the respective Depositories to the Company will be considered for remittance of dividend as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such Members for change/deletion in such bank details. Further, instructions, if any, already given by them in respect of shares held in physical form, will not be automatically applicable to the dividend paid on shares held in electronic form. Members may, therefore, give instructions regarding bank accounts in which they wish to receive dividend to their Depository Participants.

(h) Pursuant to Section 205 of the Act, all unclaimed/unpaid dividends upto the financial year ended 31st March, 1996 have been transferred to the General Revenue Account of the Central Government. Shareholders, who have not yet encashed their dividend warrants for the said period, are requested to forward their claims in the prescribed Form No.II to the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978 to -

Office of the Registrar of Companies
Central Government Office Bldg., 'A' Wing, 2nd floor,
Next to Reserve Bank of India
CBD Belapur – 400 614.

Consequent upon the amendment of Section 205A of the Act and the introduction of Section 205C by the Companies (Amendment) Act, 1999, the amount of dividends for the subsequent years from the financial year ended 31st March, 1997 to the financial year ended 31st March, 2001, remaining unpaid or unclaimed for a period of seven years from the date of transfer to the Unpaid Dividend Account of the Company were transferred to the Investor Education and Protection Fund (the Fund) set up by the Government of India and no payments shall be made in respect of any such claims by the Fund.

Members who have not yet encashed their dividend warrant(s) for the financial year ended 31st March, 2003 onwards, are requested to make their claims to the Company accordingly, without any delay.

By Order of the Board of Directors,

B J Shroff
Vice-President & Company Secretary

Mumbai, 28th May, 2009

Registered Office:

Bombay House,
24, Homi Mody Street,
Mumbai 400 001.

EXPLANATORY STATEMENT

As required by Section 173 of the Companies Act, 1956 (the Act), the following Explanatory Statement sets out all material facts relating to the business mentioned under Item Nos. 7 and 8 of the accompanying Notice dated 28th May, 2009:

Item No. 7: Mr A K Basu was appointed as an Additional Director of the Company with effect from 26th March, 2009 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Basu holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director.

Mr Basu is the former Secretary (Steel), Secretary (Power) and Chairman of Central Electricity Regulatory Commission (CERC). Mr Basu was a key member in the formulation and clearance of the Electricity Act, 2003, both as Secretary (Power) and later as Chairman (CERC), and has a very deep knowledge of the power business in India. Mr Basu is also Member (Industry and Infrastructure) of the West Bengal Planning Commission.

The Board considers it desirable that the Company should receive the benefit of his valuable experience and advice and commends his appointment.

A notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Basu's appointment as a Director.

Mr Basu is not related to any other Director of the Company. Mr Basu is deemed to be concerned or interested in the Resolution at Item No.7 of the Notice.

Item No. 8: It is proposed to re-appoint Hoda Vasi Chowdhury & Co. as Branch Auditors for the Bangladesh Office for the financial year 2009-10. The Members' approval is, therefore, sought for the re-appointment of Hoda Vasi Chowdhury & Co. as Branch Auditors of the Company's Branch Office in Bangladesh for the financial year 2009-10 and to authorise the Board of Directors, on the recommendations of the Audit Committee, to determine the remuneration payable in consultation with them.

In respect of the other branches of the Company, if any, which may be opened during the year, in India or abroad, the Members are requested to authorise the Board of Directors of the Company to appoint branch auditors in consultation with the Company's Auditors and to fix their remuneration.

The Board commends the Resolution at Item No. 8 of the accompanying Notice for acceptance by the Members.

None of the Directors is in any way concerned or interested in the Resolution at Item No. 8 of the Notice.

By Order of the Board of Directors,

B J Shroff
Vice-President & Company Secretary

Mumbai, 28th May, 2009

Registered Office:

Bombay House,
24, Homi Mody Street,
Mumbai 400 001.

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49 of the Listing Agreement)

Name of Director	Mr R N Tata	Dr H S Vachha
Date of Birth	28th December, 1937	23rd April, 1942
Date of Appointment	18th May, 1989	30th March, 2001
Expertise in specific functional areas	Mr Tata is an eminent industrialist with wide business experience across a variety of industries. He joined the Tata Group in 1962. He is the Chairman of Tata Sons Ltd., the apex body of the Tata Group, and also other major Tata Companies.	Dr Vachha was the General Manager of ICICI Ltd. in a career spanning over 25 years. He was in charge of Market Research and Industry Studies Department as also in charge of the Economics Department. He was the ICICI Nominee Director on the Board of several large companies. He was appointed as Nominee Director on the Board of the erstwhile The Andhra Valley Power Supply Co. Ltd. in 1993. On ceasing to be such Nominee Director, he was re-appointed on the Board of that Company and continued as Director till its amalgamation with the Company in 2000. He has been subsequently appointed on the Board of this Company in 2001. He is also on the Board of several other companies.
Qualifications	B.Sc. (Architecture) with Structural Engineering, Cornell University, New York; Advanced Management Programme, Harvard University.	Post graduate degree in Economics from the University of Bombay (Gold Medallist in Industrial Economics); Doctorate in Economics from the University of Bombay.
Directorships held in other companies (excluding foreign companies)	Tata Sons Ltd. Tata Industries Ltd. Tata Steel Ltd. Tata Motors Ltd. Tata Chemicals Ltd. The Indian Hotels Co. Ltd. Tata Consultancy Services Ltd. Tata Tea Ltd. The Bombay Dyeing & Mfg. Co. Ltd. Tata Teleservices Ltd. Antrix Corporation Ltd. RNT Associates Pvt. Ltd.	Tata International Ltd. Finolex Cables Ltd. Tata Ceramics Ltd. Af-Taab Investment Co. Ltd. North Delhi Power Ltd. Graziella Shoes Ltd. BO-CHEM Pvt. Ltd.
Committee position held in other companies	Nil	**Audit Committee** Finolex Cables Ltd. (Chairman) Tata Ceramics Ltd. (Chairman) Tata International Ltd. (Chairman) Af-Taab Investment Co. Ltd.
No. of shares held:		
(a) Own	400 Equity Shares of Rs.10 each	Nil
(b) For other persons on a beneficial basis	Nil	Nil

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49 of the Listing Agreement)

Name of Director	Mr R K Misra	Mr A K Basu
Date of Birth	1st January, 1944	24th March, 1942
Date of Appointment	28th March, 2003	26th March, 2009
Expertise in specific functional areas	Mr Misra was the Zonal Manager of Life Insurance Corporation of India (LIC), Eastern Zone (since retired) when he was appointed as the Nominee Director on the Board by LIC. He has considerable business experience.	Mr Basu is the former Secretary (Steel), Secretary (Power) and Chairman of Central Electricity Regulatory Commission (CERC). He was a key member in the formulation and clearance of the Electricity Act, 2003, both as Secretary (Power) and later as Chairman (CERC), and has a very deep knowledge of the power business in India. He is also Member (Industry and Infrastructure) of the West Bengal Planning Commission.
Qualifications	M.Sc.	B.A. (Honours with Economics), IAS
Directorships held in other companies (excluding foreign companies)	Nil	Visa Comtrade Ltd. Tata Metaliks Ltd. Usha Martin Ltd. Andrew Yule & Co. Ltd. JSW Bengal Steel Ltd. The Tinplate Company of India Ltd. Visa Power Ltd. West Bengal Power Development Corpn. Ltd. Carter Engg. Pvt. Ltd.
Committee position held in other companies	Nil	**Audit Committee** Andrew Yule & Co. Ltd. JSW Bengal Steel Ltd. The Tinplate Company of India Ltd. **Shareholder Grievances Committee** The Tinplate Company of India Ltd.
No. of shares held : **(a) Own** **(b) For other persons on a beneficial basis**	 Nil Nil	 Nil Nil

DIRECTORS' REPORT

TO THE MEMBERS,

The Directors are pleased to present their Ninetieth Annual Report on the business and operations of the Company and the statements of account for the year ended 31st March, 2009.

1. FINANCIAL RESULTS

		FY2009 (Rupees crores)	FY2008 (Rupees crores)
(a)	Net Sales / Income from Other Operations	7,236.23	5,915.91
(b)	Operating Expenditure	6,095.29	4,979.27
(c)	**Operating Profit**	**1,140.94**	**936.64**
(d)	*Add:* Other Income	632.35	497.85
(e)	*Less:* Interest and Finance charges	327.76	173.87
(f)	Profit before Depreciation and Tax	1,445.53	1,260.62
(g)	*Less:* Depreciation	328.85	290.50
(h)	**Profit Before Tax**	**1,116.68**	**970.12**
(i)	*Less:* Provision for Taxes (including provision for Deferred Tax and Fringe Benefit Tax)	194.48	100.22
(j)	**Net Profit After Tax**	**922.20**	**869.90**
(k)	*Less:* Statutory Appropriations	(45.30)	58.59
(l)	**Distributable Profits**	**967.50**	**811.31**
(m)	*Add:* Balance brought forward from the previous year	2,105.22	1,963.66
(n)	**Balance**	**3,072.72**	**2,774.97**
	which the Directors have appropriated as under to:		
	(i) Proposed Dividend	255.26	231.98
	(ii) Dividend	0.72	9.40
	(iii) Additional Income-tax on Dividend	31.75	26.95
	(iv) Debenture Redemption Reserve	31.78	51.42
	(v) General Reserve	500.00	350.00
	TOTAL	819.51	669.75
Leaving a balance of to be carried forward		**2,253.21**	**2,105.22**

2. FINANCIAL HIGHLIGHTS

During the year, the Company reported its highest ever Profit after Tax (PAT) of Rs. 922.20 crores, as against Rs. 869.90 crores for the previous year, a growth of 6%. The Operating Revenue is also higher at Rs. 7,236.23 crores, as against Rs. 5,915.91 crores, a growth of 22.3%.

Operating Revenue is higher mainly owing to new tariff approved by the Regulator in Mumbai Licensed Area, additional power generated from new plants commissioned during the year, such as Haldia Power Plant and new wind farms and higher volume sold in Jojobera and Belgaum in the current year. The Operating Profit went up by 21.8% due to operational efficiencies and higher volume of business.

Higher dividend received during the year and gain on exchange (net) resulted in higher other income of Rs. 632.35 crores (previous year Rs. 497.85 crores).

Earnings per share (Basic) showed an increase of 13.07% to Rs. 43.69 as against Rs. 38.64 in the previous year.

The Consolidated Revenue at Rs. 17,587.53 crores grew by 61.49% and PAT at Rs. 1,218.74 crores grew by 15.51% as against Rs. 10,890.86 crores and Rs. 1,055.07 crores respectively, for the previous year. The increase in the Consolidated Revenue is primarily on account of:

- Contribution from the overseas coal companies has been considered for the full year as against nine months for the previous year.
- Contribution from North Delhi Power Limited as a subsidiary for the full year. In the previous year, it was treated as a Joint Venture company for nine months.

- Tata BP Solar India Limited has been grouped as a Joint Venture for the year, whereas in the previous year, it was grouped as an associate company.

3. DIVIDEND

The Directors of your Company are pleased to recommend for the approval of the shareholders a dividend of 115% (Rs. 11.50 per share) (FY08 dividend of Rs. 10.50 per share).

4. EXISTING BUSINESSES

4.1 Operational Highlights

The Company generated 14,807 Million Units (MUs) of power from all its power plants during the year as compared to 14,717 MUs in the previous year, an increase of 0.61%.

4.2 Tata Power Licensed Area Business – Mumbai

4.2.1 Generation

- **Trombay Thermal Power Station**

  The Trombay Thermal Power Station generated 9,845 MUs during the year as compared to 10,002 MUs in the previous year, a decrease of 1.57%. The generation was lower on account of major overhaul of Units 6 and 7 at Trombay.

  Trombay Thermal Power Station received Annual 'Greentech Safety Gold Award 2009' in Thermal Power sector for 'Outstanding achievement in Safety Management'.

- **Hydro Stations – Bhira, Bhivpuri and Khopoli**

  The three hydro power plants collectively generated 1,151 MUs during the year as against 1,489 MUs in the previous year, a decrease of 22.7%. The generation was lower on account of the restriction imposed by Krishna Water Disputes Tribunal Award.

  The Ministry of Power and Central Electricity Authority bestowed on Bhira and Bhira Pump Storage Scheme an award (Silver Shield) in the category of Power Stations more than 100 MW.

4.2.2 Transmission

The growth in Mumbai transmission load during the year has been about 3.5%. In order to meet this load growth, two Extra High Voltage (EHV) lines' capacity was augmented (170 MVA to 350 MVA) by replacement of the conductors with new technology 'High Ampacity conductors'. Transformer capacity at receiving stations has been augmented by 300 MVA.

4.2.3 Distribution

In a major expansion of distribution network, power supply has been given to 2,366 new consumers and 34 new consumer sub-stations were commissioned. Approximately 49 Circuit Kms. of cable network was added to take the total network length to more than 1,240 Circuit Kms.

4.2.4 Sales

Sales of the generation and distribution division in Mumbai Licensed Area were lower at 11,024 MUs as against 11,864 MUs during the previous year, a decrease of 7.1%. The decrease is due to reduced generation in the Mumbai Licensed Area, as explained above.

4.3 Tata Power Captive Power Plant/Independent Power Producer business

4.3.1 Jojobera Thermal Power Station

The Jojobera Thermal Power Station recorded a generation of 3,009 MUs during the year as compared to 2,862 MUs in the previous year, an increase of 5.14%. The power station achieved its highest ever generation, crossing the 3,000 MUs mark for the first time while surpassing the previous record of 2,862 MUs in FY08.

4.3.2 Belgaum Thermal Power Station

The Belgaum Independent Power Plant (IPP) generated 447 MUs during the year as compared to 237 MUs in the previous year, an increase of 88.61%, due to increased demand from Karnataka Power Transmission Corporation Limited (KPTCL).

4.3.3 Haldia Power Plant

During the year, the Company commissioned Units 1 and 2 of 45 MW each. The collective generation of these two units during the year was 179 MUs of power. The 30 MW Unit 3 is scheduled to be commissioned in Q1 of FY10, and is expected to be utilised fully by Q3 FY10.

4.4 Wind Power Generation

During the year, the Company commissioned additional 80.6 MW wind power capacity. At the end of the year, the total capacity stood at 159.25 MW. The collective generation by these wind farms was 177 MUs during the year as against 127 MUs generated in the previous year.

4.5 Other Business - Strategic Electronics Division (SED)

SED had a turnover of Rs. 101 crores during the year, against Rs. 55 crores in FY08, a growth of 84% over last year. In March 2009, SED received its largest ever order of Rs. 182.46 crores to manufacture 16 Wheeled Launchers for the Akash Weapon System to be delivered to the Indian Air Force in the next 33 months. Tata Power SED is now recognized as one of the premier launcher companies in India. SED ended the year with an order backlog in excess of Rs. 282 crores.

During the year, the first batch of Pinaka Launchers was successfully subjected to Factory Acceptance Tests by the Ministry of Defence. Additionally, SED completed the delivery of Air Defence Systems based on commercial-off-the-shelf technology to all the 16 designated sites, with installation and commissioning completed at 13 sites.

SED completed its factory upgrade with state-of-the-art facilities covering Assembly, Testing and System Integration, Protoshop, Clean Rooms etc. and is in the process of setting up of an advanced EMI - EMC Test facility and an upgraded training infrastructure.

4.6 Tata Power – New Generation Projects

4.6.1 250 MW Expansion Project at Trombay Thermal Power Station (Unit 8)

The 250 MW imported coal based plant at Trombay was commissioned during the year and started commercial operations from end March 2009. The power generated from this unit is being sold to Brihanmumbai Electric Supply and Transport Undertaking (BEST), Tata Power-Distribution in Mumbai Licensed Area and Tata Power Trading Company Limited.

4.6.2 Wind Power

The Company proposes to commission additional capacity of 47.30 MW in Gujarat, Karnataka and Maharashtra during FY10.

4.6.3 Diesel Generation (DG) Capacity

The Company has decided to sell 6 DG sets (60 MW capacity) in view of high fuel costs and is in the process of finalizing the arrangements for the same. The Company expects to commission the remaining 4 DG sets during the year.

4.6.4 Captive Power Plants (CPPs) for Tata Steel Limited

Industrial Energy Limited (IEL), a joint venture between the Company (74%) and Tata Steel Limited (Tata Steel) (26%) has implemented/is implementing the following projects:

- **Power House 6 for Tata Steel Works, Jamshedpur**

  The 120 MW power plant being constructed at Tata Steel works, Jamshedpur for use by Tata Steel was inaugurated in May 2009. IEL is applying for registration under the Clean Development Mechanism of the Kyoto Protocol.

- **Unit 5 at Jojobera**

  A 120 MW coal based power plant is being constructed at the Company's existing site at Jojobera. IEL has placed orders for major equipment, and civil, structural and erection activities are in full swing. On a cumulative basis, over 60% of the project has been completed. Rapid progress is being made in erection of boiler, boiler pressure parts, cooling towers, electrostatic precipitator (ESP) structure, chimney works etc. Major civil works like foundation of cooling water pump house building, piling in station building, mill and bunker area and compressor area, civil works for cooling tower, foundation for 132 kV switchyard etc. are in advanced stages of completion. The project is expected to be commissioned in Q3 of FY10.

- **Other units**

  The Company is in the process of acquiring land in Orissa for setting up captive units for Tata Steel. The Company is also acquiring land at the same location to set up IPP plants using coal blocks allotted to the Company.

4.6.5 Coastal Gujarat Power Limited (CGPL)

CGPL, a wholly owned subsidiary of the Company, is implementing the 4,000 MW Ultra Mega Power Project (UMPP) at Mundra in Gujarat State. The project, estimated to cost Rs. 17,000 crores, is being funded by a debt - equity mix of 75:25 through Rupee and Foreign exchange loans from leading Banks and Financial Institutions.

The project is progressing as per schedule. Engineering, procurement and construction activities are in full swing. Ordering has been completed for most packages, and rapid progress is being made in civil, structural and erection work of key systems like boilers, TG buildings, main control room, chimneys, switchyards, and cooling water, ash handling and coal handling systems.

The Company has completed all pre-disbursement conditions in the financing agreements and has been receiving loan disbursements from the lenders as per the funding plan. The project is progressing as per schedule. The first unit is expected to be commissioned by September 2011, ahead of the original schedule of August 2012.

CGPL has taken several initiatives at its Mundra site in the area of livelihood and income generation, education and health as part of its Corporate Social Responsibility (CSR) programme involving local communities.

4.6.6 Maithon Joint Venture Project

Maithon Power Limited (MPL), a joint venture between the Company (74%) and Damodar Valley Corporation (DVC) (26%), is constructing a 1,050 MW (2 x 525 MW) power plant at Maithon in Jharkhand.

The project has received all statutory clearances. Arrangements have been made for power evacuation and all Power Purchase Agreements (PPAs) have been signed. Ordering has been completed, within budget, for all packages, and contracts have been signed with the vendors. Major civil work has been completed for Unit 1 foundations, and rapid progress is being made in civil work on various systems like railway, chimney, raw water intake channel works, and coal and ash handling systems. The boiler drum has been lifted and pressure parts erection is in progress for Unit 1, while structural erection is in progress for Unit 2.

The first unit is expected to be commissioned in Q3 of FY11 and the second unit by the end of FY11. The estimated project cost of Rs. 4,450 crores is being funded by a debt - equity ratio of 70:30.

4.6.7 Coastal Maharashtra Project

The process of acquiring land for the project is making progress. Issuance of notice under Section 32(i) of the Maharashtra Industrial Development Act, 1961 by the Government of Maharashtra is expected in Q2 of FY10. The Company expects to complete land acquisition by the end of FY10. The Ministry of Environment and Forests has given a conditional clearance and the final clearance is expected by the end of FY10. All other statutory clearances have been received. The equipment orders are planned to be done in Q3 of FY10.

4.7 Investments in Coal assets

4.7.1 Tata Power's investment in Indonesian Coal Companies

During the year, the Company completed the refinancing of the bridge loan of USD 950 million for its acquisition of a 30% stake in two major Indonesian coal companies, PT Kaltim Prima Coal and PT Arutmin Indonesia and related companies (coal companies) owned by PT Bumi Resources Tbk. The refinancing consists of two long-term facilities, a non-recourse facility for USD 590 million and a facility of USD 270 million with recourse to the Company. The balance bridge facility amounting to USD 90 million has been repaid through a short-term loan of USD 40 million, usage of surplus funds of USD 20 million and the Company remitting USD 30 million from India. The outstanding debt taken for the acquisition stood at USD 764 million as on 31st March, 2009 compared to USD 950 million as on 31st March, 2008.

The performance of the two Indonesian coal companies, viz. PT Kaltim Prima Coal and PT Arutmin Indonesia continued to be robust. While the production remained largely unchanged during calendar year ended 2008 at 53 million tonnes as against 54 million tonnes in the previous year 2007, the operating profit was significantly higher at USD 1,131 million in calendar year ended 2008 as against USD 456 million in the previous year mainly on account of higher international coal prices prevailing during the early part of 2008.

4.7.2 Captive Coal Blocks

- **Tubed Coal Mines Limited**

  The Company was allotted the Tubed coal block jointly with Hindalco Industries Limited (Hindalco). This block is estimated to have about 120 million tonnes of reserves and is located in the Latehar district of Jharkhand. The Company's share of coal to be mined is expected to support a 500 MW coal fired thermal plant. Hindalco and the Company have formed a joint venture company, Tubed Coal Mines Limited, to mine the coal.

  The Mining Lease Application has been submitted to the State Government and the Draft Mining Plan has been submitted to Ministry of Coal for approval.

- **Mandakini Coal Company Limited**

  The Company has been allotted the Mandakini coal block located in the Angul district of Orissa, along with Monnet Ispat and Energy Limited and Jindal Photo Limited. The coal block is estimated to have reserves of 291 million tonnes. The Company's share of coal to be mined is expected to support a 1,000 MW coal fired power plant.

  The Mining Plan of Mandakini coal block has been approved by the Ministry of Coal.

The Company proposes to set up IPP plants using these captive coal blocks. The power plants are expected to start operations in 2013.

4.8 Tata Power Subsidiaries – Distribution, Transmission and Power Trading

4.8.1 North Delhi Power Limited (NDPL)

NDPL, a distribution company (discom) supplying power to North Delhi, is a subsidiary of the Company with 51% share, the balance being held by Delhi Power Company Limited (a Government of Delhi undertaking). NDPL, with a net asset base of Rs. 2,092 crores, services over 1 million consumers spread over 500 sq. kms. in the North Delhi area. The peak load in this area is about 1,140 MW, with energy consumption of over 6,300 MUs.

The Aggregate Technical and Commercial (AT & C) losses have been reduced from 18.5% at the end of FY08 to around 15.2% at the end of FY09 against the regulatory target of 20.35% at the end of FY09.

NDPL has earned revenues from power supply of Rs. 2,468 crores during FY09, a growth of about 8% over the previous year (Rs. 2,287 crores). The Company earned a net profit of Rs. 171 crores in FY09 compared to Rs. 281 crores in FY08 which included an exceptional credit of Rs. 182 crores (at PAT level) towards certain claims on Delhi Electricity Regulatory Commission (DERC) for the past 5 years allowed by the Supreme Court in NDPL's favour.

During the year, consequent upon receivng an approval from the Ministry of Corporate Affairs, NDPL changed the depreciation rates to those prescribed by the CERC, versus those used till then from the Companies Act, 1956 (the Act). As the CERC rates are used to determine the tariff for power sales, this achieves a better matching of costs and revenues. Had this method been applied in FY08, and the one time exceptional credit not been recognized, the profits for that year would have been Rs. 148 crores.

4.8.2 Powerlinks Transmission Limited (Powerlinks)

Powerlinks, a joint venture between the Company (51%) and Power Grid Corporation of India Limited (49%), is successfully operating and maintaining the 400 kV Tala Transmission System associated with the Tala Hydroelectric Project since September 2006. It has maintained an average availability of 99.73% during its third year of operation.

Powerlinks has earned revenues of Rs. 254.49 crores, a growth of 3.79% over the previous year revenues of Rs. 245.21 crores and a PAT of Rs. 65.34 crores, a growth of 12% over the previous year PAT of Rs. 58.41 crores, in its third year of operation.

4.8.3 Tata Power Trading Company Limited (TPTCL)

TPTCL traded 2,996 MUs during the year as compared to 1,711 MUs in the previous year, an increase of 75.1%. The revenue has increased by 146% to Rs. 2,171.93 crores from Rs. 882.12 crores and the PAT by 77% to Rs. 7.63 crores as against Rs. 4.30 crores in the previous year.

4.9 Financing

During the year, the Company raised long-term project loans of Rs. 362 crores from Indian Renewal Energy Development Agency Limited (IREDA) for its wind projects in Gujarat and Karnataka and Rs. 300 crores from IDBI Bank Limited for Mumbai Licensed Area Capex. Apart from that, the Company raised Rs. 1,000 crores by way of private placement of non-convertible debentures to meet corporate requirements.

Of the USD 200 million Foreign Currency Convertible Bonds (FCCBs) issued by the Company, USD 185.68 million has been converted into Equity Shares as of 31st March, 2009.

The Company had issued and allotted 1,03,89,000 Convertible Warrants on preferential basis to Tata Sons Limited (Tata Sons), which were convertible into Equity Shares. Tata Sons did not exercise its rights to convert the warrants allotted to it. Accordingly, an amount of Rs. 60.99 crores, representing the initial amount paid on the allotment of such warrants, has been forfeited and credited to Capital Reserve.

The Company has divested some of its telecom investments realizing Rs. 317 crores towards meeting a part of its funding requirements for its projects.

The Credit Rating agencies maintained the Company's credit rating in the current year and both Moody's and ICRA revised their outlook from 'Negative' to 'Stable' for the Company. The rating agencies made this upgrade on account of the Company's progress in its new projects, with most projects on schedule and with financing packages, fuel linkages as well as long-term PPAs finalised. The stable cash flows from, and operational efficiencies in, its existing operations weighed further in favour of the Company.

Both CRISIL and ICRA have retained the highest rating for the Company's short term programme.

5. SUSTAINABILITY

5.1 Environment

Concern for the environment is of paramount importance to the Company. During the year, all the operating units exercised great care to improve on the required environmental norms for emissions as stipulated by the respective state pollution control boards and Ministry of Environment and Forests using, amongst other things, technology and state-of-the-art equipment.

The Company is also deeply committed to sustainable means of conducting its operations. Towards this end, the Company has undertaken a number of initiatives and projects.

5.2 Community Development and Corporate Social Responsibility

The Company continued its emphasis on CSR activities through resource conservation, environment protection and enrichment and development of local communities in its area of operation. Regular medical check ups were carried out and medicines provided at the Company's health centres. A number of health awareness programmes, including Suraksha Rally on HIV/AIDS involving students and communities, eye camps, blood donation camps etc. were organized at different locations. The Company is supporting the education and training of students in various communities for developing self employment opportunities among the rural population. Some of the Company's initiatives include The Knowledge Centre set up by the Company in collaboration with Microsoft – NASSCOM, a BPO employing 200 people being set up in Khopoli, vocational training at Mundra and Maithon, IT and computer assisted learning at Dehrand etc. The communities were supported by developing infrastructure for education, sanitation, accessibility at remote areas and providing drinking water schemes.

The Company has organized a 'Jan Jagruti Abhiyan' in schools and communities, educating them about electrical safety, with a view to reducing line tripping and electrical accidents under overhead lines.

During the year, the Company has won 2 awards – the Bombay Chamber Civic Award 2007–08 and the Bombay Natural History Society Green Governance Award 2007–08. A case study titled 'Tata Power CSR and Sustainability' has received the Second Prize at Global Case Writing Competition, organized by Oikos Foundation, Switzerland.

5.3 Renewable energy

During the year, the Company has continued to expand its presence in the field of renewable energy. The Company has commissioned 80.6 MW of wind power capacity, and is in the process of commissioning additional wind power capacity. The Company, through Tata BP Solar India Limited, its joint venture with BP Solar, continues to offer high quality, innovative solar solutions that cater to the needs of individual customers, large institutions as well as entire communities. The Company has invested in Geodynamics, a leading Australian company in enhanced geothermal systems with a view to bringing the learnings from the investment to India. The Company is also exploring various other options like low capital cost wind turbine designs, solar thermal concentrator, solar concentrator PV hybrid etc. A 250 kW biomass gasification project has been undertaken, and is expected to be commissioned in FY10.

6. GLOBAL COMPACT COMPLIANCE

The Company has declared its support to the Global Compact Initiative taken up by the Secretary General of the United Nations in 2002. The Compact requires businesses to adhere to Ten Principles in the areas of Human Rights, Labour Standards, Environment and Anti - bribery. The Company submitted to the Global Compact website, its 'Communication on Progress' as required, in respect of implementation of the Ten Principles in its business processes. Additionally, from FY10, the Company proposes to publish Annual Corporate Responsibility Report, as per the new GRI 'G3' guidelines released in 2005.

7. BUSINESS EXCELLENCE

During the year, the Company continued on its journey of Business Excellence with a view to further improving performance in all areas of business.

The Organisational Transformation exercise was rolled out during the year and will be a major activity in FY10. The Enterprise Process Model introduced two years ago to streamline the processes in the Company was further strengthened during the year through a review and improvement process. The Strategy Deployment Matrix was also strengthened during the year and used to deploy the Organisational Strategy through the Balanced Score Card, thus ensuring alignment and integration in the Company. During the year, the workmen were also actively involved in various improvement initiatives. In-house training sessions on the Tata Business Excellence Model were also conducted.

During the year, the Company completed a major benchmarking exercise on the performance of the hydro and thermal plants. Action plans arising out of the benchmarking exercise are under implementation.

8. RISK MANAGEMENT

As part of the Risk Management Process, during the year the Company reviewed the various risks and finalized mitigation plans which were reviewed by the Risk Management Committee. Six Risk Management Sub-Committees were formed for closely monitoring and reviewing the risk plans. Additionally, a web based Risk Perception System was launched to enable employees to contribute to the risk identification system. The Risk Management Policy was reviewed and revised. The risk areas identified by the Risk Management Process were covered by the Internal Audit Plan and were discussed every quarter at Audit Committee meetings.

9. REGULATORY MATTERS

9.1 Tariff Petition with Maharashtra Electricity Regulatory Commission (MERC)

The Company filed its Annual Performance Review for FY09 and Annual Revenue Requirement (ARR) petition for FY10 with MERC. The public hearing for the same has been completed and the orders are awaited.

9.2 MERC order on Fuel Adjustment Charges (FAC)

Due to unprecedented hike in fuel price and consequent under-recovery of fuel expenses from the distribution consumers, the Company filed a petition with MERC seeking review of cap on FAC and requested for recovery of actual FAC. MERC passed an order allowing the Company to recover the actual under-recovered FAC.

9.3 Tariff Order for FY07

The Appellate Tribunal for Electricity (ATE) allowed the appeal filed by the Company against MERC order dated 22nd March, 2007, regarding review of the Tariff Order dated 3rd October, 2006 and has allowed the expenditure as claimed by the Company for the years FY05 and FY06.

9.4 Appeals against MERC Tariff Orders

The Company filed an appeal against the MERC Tariff Orders for FY09 for Generation, Transmission and Distribution in respect of certain disallowances. The hearing in the matter is in progress.

9.5 Standby Charges

On an appeal filed by the Company, the Supreme Court has stayed the operation of the ATE order, subject to the condition that the Company deposits an amount of Rs. 227 crores and submits a bank guarantee for an equal amount. The Company has complied with both the conditions. Reliance Infrastructure Limited (RInfra) has also subsequently filed an appeal before the Supreme Court challenging the ATE Order. Both the appeals have been admitted.

9.6 Distribution Licence in Mumbai

On an appeal filed by the Company, the Supreme Court, by its landmark judgement of 8th July, 2008, set aside the Orders of MERC and ATE and has upheld the Company's right to supply electricity in retail directly to all consumers.

9.7 Energy Charges and Take or Pay Obligation

MERC directed RInfra to pay Rs. 323.87 crores to the Company towards the difference between the rate of Rs. 1.77 per KWh paid and Rs. 2.09 per KWh payable for the energy drawn at 220 kV interconnection and towards its Take or Pay obligation for the years 1998-99 and 1999-2000. On an appeal filed by RInfra, the ATE upheld the Company's contention with regard to payment for energy charges but reduced the rate of interest. As per the ATE Order, the amount payable works out to Rs. 56.12 crores (including interest), as on 31st May, 2008. As regards the Take or Pay obligation, the ATE has ordered that the issue should be examined afresh by MERC after the decision of the Supreme Court in the appeals relating to the distribution licence and rebates given by RInfra.

The Company has filed an appeal in the Supreme Court against the Order of the ATE with regard to the Take or Pay obligation of RInfra.

RInfra has also filed an appeal in the Supreme Court against the ATE's Order. The Supreme Court has directed the Company not to take any coercive action until it hears RInfra's application for stay of the ATE Order. The said application is pending.

9.8 Power Purchase Agreements

The Supreme Court by its landmark judgement approved the PPAs signed by the Company with BEST for 800 MW and with Tata Power-Distribution for 477 MW which were earlier approved by MERC. On an appeal filed by RInfra, the ATE had set aside the PPAs approved by MERC and directed MERC to consider the question of approval of PPAs afresh along with the contentions raised by RInfra.

The Supreme Court has also held that Section 23 of the Electricity Act, 2003 does not give any jurisdiction to MERC to allocate any power to a non-contracting discom.

9.9 Jojobera Operations

- **Supreme Court Case on CPP status**

  The Company and Tata Steel have filed an appeal in the Supreme Court against the ATE order holding that Jojobera Units 2 and 3 do not qualify for CPP status. The appeal has been admitted.

- **Tariff petition for FY09 and FY10 to Jharkhand State Electricity Regulatory Commission (JSERC)**

  As per the directive of JSERC, the Company filed the ARR for FY09 and FY10 for Jojobera Units 2 and 3 for supply of power to Tata Steel as a distribution licensee in Jamshedpur.

10. HUMAN RESOURCES DEVELOPMENT

During the year, a number of HR initiatives were undertaken to supplement the Company's effort towards business sustainability and preparing for growth. These initiatives are aimed at developing leaders, creating bench strength for the future and skill and competency development of the Company's existing human capital. A number of training programmes were conducted to ensure development of the required competencies.

To provide fast track career growth opportunities and leadership exposure to bright young officers, the Accelerated Career Enhancement (ACE) scheme was implemented. As a leadership development initiative, Multirater System was initiated where the entire top Management Team went through the Multirater workshop conducted by Tata Group HR. The first Performance Management System (PMS) cycle was completed for the non-management cadre of the Company this year based on various parameters.

The Company also undertook a detailed succession planning exercise taking into account the normal attrition rate and the criticality of the function. This exercise is revisited regularly in view of various changes and developments taking place in the organization.

During the year, industrial relations remained cordial. Long-term wage settlements at Jojobera, Belgaum and SED were completed.

11. FOREIGN EXCHANGE EARNINGS / OUTGO

The foreign exchange earnings of the Company during the year under review amounted to Rs. 324.66 crores (previous year Rs. 18.82 crores), mainly on account of sale of long term investments. The foreign exchange outflow during the year was Rs. 2,684.99 crores (previous year Rs. 2,072.67 crores), mainly on account of fuel purchase of Rs. 2,220.30 crores (previous year Rs. 1,423.24 crores), repayment of foreign currency loans with interest thereon, NRI dividends and FCCB interest of Rs. 272.21 crores (previous year Rs. 578.65 crores) and purchase of capital equipment, components and spares and other miscellaneous expenses of Rs. 192.48 crores (previous year Rs. 70.78 crores).

12. SAFETY

The Company has given safety a high priority, appointing DuPont to guide it on its journey to Safety Excellence. A number of initiatives have been taken to embed a culture of safety and safe working practices in the organisation. A detailed corporate safety action plan has been prepared, including the activities that will be guided and supervised by DuPont staff and by the Company on a monthly basis. An Apex Safety Committee has been formed to review the Company's safety performance every month. New safety procedures in line with DuPont methodologies have been developed and are being implemented. Intensive training modules have been organised by DuPont as well as DuPont trained trainers.

The Company has also deployed software for recording, analyzing and reporting the results of Safety Training Observation Program (STOP) audits, a proprietary DuPont methodology for safety observations. The STOP audit process is for counselling workmen indulging in unsafe work practices and is at the heart of DuPont's behavioural safety approach for safety improvement. Additionally, software for safety audits and incident reporting including near-misses with tracking of implementation of recommendations is being deployed.

13. DISCLOSURE OF PARTICULARS

Particulars required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are given in the prescribed format as Annexure I to the Directors' Report.

Particulars of Employees: Information in accordance with the provisions of Section 217(2A) of the Act, read with the Companies (Particulars of Employees) Rules, 1975, as amended, regarding employees is given in Annexure II to the Directors' Report.

14. SUBSIDIARIES

On an application made by the Company under Section 212(8) of the Act, the Central Government, vide letter dated 13th March, 2009, exempted the Company from attaching a copy of the Balance Sheet, Profit and Loss Account, Directors' Report and Auditors' Report of the subsidiary companies and other documents required to be attached under Section 212(1) of the Act to the Balance Sheet of the Company. Accordingly, the said documents are not being attached with the Balance Sheet of the Company. A gist of the financial performance of the subsidiary companies is contained in the report. The Annual Accounts of the subsidiary companies are open for inspection by any member/investor and the Company will make available these documents/details upon request by any Member of the Company or to any investor of its subsidiary companies who may be interested in obtaining the same. Further, the Annual Accounts of the subsidiary companies will be kept open for inspection by any investor at the Company's Head Office and that of the subsidiary company concerned.

15. DIRECTORS

Mr Rahul Asthana, State Government Director, resigned with effect from 21st August, 2008. The Board placed on record its appreciation of the valuable contribution made to the Company by Mr Asthana.

Mr A K Basu was appointed as an Additional Director with effect from 26th March, 2009, in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr Basu holds office only upto the date of the forthcoming Annual General Meeting and a Notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Basu's appointment as a Director.

In accordance with the requirements of the Act and the Articles of Association of the Company, Mr R N Tata, Dr H S Vachha, and Mr R K Misra retire by rotation and are eligible for re-appointment.

16. AUDITORS

M/s. Deloitte Haskins & Sells (DHS), who are the Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. It is proposed to re-appoint DHS to examine and audit the accounts of the Company for FY10. DHS has, under Section 224(1) of the Act, furnished a certificate of its eligibility for re-appointment. The Members will be requested, as usual, to appoint Auditors and to authorize the Board of Directors to fix their remuneration. In this connection, the attention of the Members is invited to Item No. 6 of the Notice. Members will also be requested to pass a resolution (vide Item No.8 of the Notice) authorizing the Board of Directors to appoint Hoda Vasi Chowdhury & Co. as the Branch Auditors of the Bangladesh Branch of the Company and to fix their remuneration. Vide the same resolution, Members are also requested to authorize the Board of Directors, in consultation with the Company's Auditors, to appoint Auditors/Branch Auditors/Accountants for the purpose of auditing the accounts maintained in respect of other branches of the Company, if any, which may be opened during the year, in India and abroad.

In accordance with the requirement of the Central Government and pursuant to Section 233B of the Act, the Company carries out an audit of cost accounts relating to electricity every year. Subject to the approval of the Central Government, the Company has appointed M/s. N. I. Mehta & Co. to audit the cost accounts relating to electricity for FY10.

17. AUDITORS' REPORT

The Notes forming part of the Accounts referred to in Auditors' Report of the Company are self explanatory and, therefore, do not call for any further explanation under Section 217(3) of the Act.

The consolidated financial statements of the Company have been prepared in accordance with Accounting Standard 21 on Consolidated Financial Statements, Accounting Standard 23 on Accounting of Investments in Associates and Accounting Standard 27 on Financial Reporting of Interest in Joint Ventures, issued by the Council of The Institute of Chartered Accountants of India.

18. CORPORATE GOVERNANCE

To comply with conditions of Corporate Governance, pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, a Management Discussion and Analysis Statement, Report on Corporate Governance and Auditors' Certificate, are included in the Annual Report.

19. DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217(2AA) of the Act, the Directors based on the representations received from the Operating Management, confirm that :

i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures therefrom;

ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) they have prepared the annual accounts on a going concern basis.

20. ACKNOWLEDGEMENTS

On behalf of the Directors of the Company, I would like to place on record our deep appreciation to our Shareholders, Customers, Business Partners, Vendors, both international and domestic, Bankers, Financial Institutions and Academic Institutions.

The Directors are thankful to the Government of India and the various Ministries, the State Governments and the various Ministries, the Central and State Electricity Regulatory authorities, Corporation and Municipal authorities of Mumbai and other cities where we are operational.

Finally, we appreciate and value the contributions made by all our employees and their families for making Tata Power what it is.

On behalf of the Board of Directors,

R. N. TATA
Chairman

Mumbai, 28th May, 2009

Annexure I to the Directors' Report

FORM B

FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO TECHNOLOGY ABSORPTION

Research and Development (R & D)

1. Specific area in which R & D carried out by the Company	Ruggedised IP based Optical Communication Network for Audio, Video and Data Switching and Routing
2. Benefits derived as a result of the above R & D	Import substitution product for applications in high Ambient Noise Environment.
3. Future Plan of Action	Customised solutions for applications On Board Mobile Platform like ships, armored vehicles etc.
4. Expenditure on R & D (in Rs. lakhs)	
(a) Capital	Rs. 179.71
(b) Recurring	Rs. 108.19
(c) Total	Rs. 287.90

Technology absorption, adaptation and innovation

1. Efforts, in brief, made towards Technology absorption, adaptation and innovation	Application of Video tracker in Weapon Pointing System for high speed tracking
2. Benefits derived as a result of the above efforts	Upgraded target detection and tracking systems for Air Defence Guns
3. In case of imported technology (imported during the last five years reckoned from the beginning of the financial year), following information may be furnished:	
(a) Technology Imported	None
(b) Year of Import	NA
(c) Has technology been fully absorbed	NA
(d) If not fully absorbed, areas where this has not taken place, reasons thereof and future plans of action	NA

Annexure II to the Directors' Report

Statement pursuant to Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration		Qualifications	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
				Gross Rs.	Net Rs.				
1	AGARWAL R K *	61	CHIEF EXECUTIVE OFFICER (MPL)	30,90,531	10,21,462	B.E. (ELECTRICAL ENGINEERING)	36	03/01/1973	-
2	AGGARWAL SANJAY *	44	VICE PRESIDENT (SERVICES)	25,53,439	18,60,783	B.E. (MECHANICAL ENGINEERING)	23	18/06/2008	M/S. KLG POWER - CHIEF EXECUTIVE OFFICER, POWER
3	AGRAWAL SUNIL *	53	ASSISTANT GENERAL MANAGER (POWER TRADING)	11,32,110	6,17,221	B.SC. (ELECTRICAL ENGINEERING), M.TECH. (ELECTRICAL ENGINEERING)	29	11/08/1979	-
4	AGRAWALA BANMALI	46	EXECUTIVE DIRECTOR (STRATEGY AND BUSINESS DEVELOPMENT)	1,11,56,462	91,71,874	B.E. (MECHANICAL ENGINEERING)	22	15/02/2008	WARTSILA INDIA LTD. - MANAGING DIRECTOR
5	APPAIAH M P *	60	ASSISTANT GENERAL MANAGER (CONSTRUCTION)	18,44,234	10,03,536	B.E. (MECHANICAL ENGINEERING)	33	30/04/1975	-
6	DR. BAGHASINGH G	56	VICE PRESIDENT (HUMAN RESOURCES)	66,75,342	43,66,360	B.SC, M.ED, P.S.D. - P.M. AND I.R., PH.D.	31	01/11/2006	ALLIANCE INDIA LTD. - DIRECTOR - OPERATIONS
7	BAPAT U S	58	SR. GENERAL MANAGER (GENERATION ASSETS)	44,03,242	29,30,031	B.E. (E), DMS	36	10/11/1973	-
8	BHAT J M *	42	GENERAL MANAGER (BUSINESS DEVELOPMENT)	14,33,012	10,33,242	B.E. (ELECTRONICS AND INSTRUMENTATION), MMS (MARKETING)	17	01/12/2008	TATA TEA LTD., VICE PRESIDENT - MARKETING (HEAD NEW BUSINESS)
9	BHATTACHARYA SANJAY S *	49	GENERAL MANAGER (ERP-MAITHON)	32,91,384	22,28,724	M.E. (MECHANICAL ENGINEERING)	25	01/02/1984	-
10	CHANDRASHEKHAR K *	55	PROJECT DIRECTOR (MAHARASHTRA REGION)	34,71,638	24,91,771	B.TECH. (ELECTRICAL ENGINEERING), M.TECH. (ELECTRICAL ENGINEERING)	31	17/07/2006	THE POWER & WATER UTILITY COMPANY FOR JUBAIL & YANBU - HEAD, THE IWPP/PROJECTS & ENGINEERING
11	CHARAN AMULYA	60	MANAGING DIRECTOR (TATA POWER TRADING COMPANY LTD.)	76,44,538	51,67,380	B.E. (MECH), PGDBA	38	15/10/2001	INFORMATION TECHNOLOGY PARK LTD. - FINANCE DIRECTOR
12	CHAUDHRY RAHUL	48	CHIEF EXECUTIVE OFFICER (STRATEGIC ELECTRONICS DIVISION)	69,25,683	43,87,083	B.E. (ELN), M.TECH, (MANAGEMENT SYSTEM)	29	23/08/2001	BT WIRELESS (PROGRAMME DIRECTOR)
13	CHOUREY V K	54	HEAD (DISTRIBUTION)	24,02,118	16,46,587	B.E. (ELECTRICAL ENGINEERING), DBM (BUSINESS ADMINISTRATION), M.TECH. (ELECTRICAL ENGINEERING)	28	23/07/1981	-
14	BRIG. DANIELS B M *	58	CHIEF (SECURITY AND VIGILANCE)	15,12,104	11,96,629	M.SC. (DEFENCE AND STRATEGIC STUDIES), MBA (PERSONAL MANAGEMENT)	37	17/10/2001	INDIAN ARMY, BRIGADIER
15	DUBE SANJAY	47	VICE PRESIDENT (FINANCE)	62,49,605	45,07,891	ACA, M.B.A.	21	01/06/2007	TATA AUTOCOMP SYSTEMS LTD., - CHIEF FINANCIAL OFFICER
16	GHOSH ARUP	47	VICE PRESIDENT (NDPL)	50,70,070	34,06,107	B.TECH. (HONS) (ELECTRICAL ENGINEERING)	32	02/11/2005	CENTRAL ELECTRICITY BOARD, MAURITIUS - TRANSMISSION & DISTRIBUTION ADVISER
17	HANAMSHET ANANT D	56	GENERAL MANAGER (RISK MANAGEMENT AND INTERNAL AUDIT)	28,62,843	19,15,174	B.COM., LL.B. (SPECIAL), ACA	28	16/10/1980	-

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration Gross Rs.	Remuneration Net Rs.	Qualifications	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
18	DR HATTANGADY G S	57	DEPUTY GENERAL MANAGER (MEDICAL)	25,36,127	17,58,357	AFIH (OTHERS), M.B.B.S	29	01/06/1980	-
19	HINDURAO S B	56	HEAD (LICENSED AREA, HR AND ADMN.)	26,40,428	18,34,396	B.A., M.L.S (PERSONNEL MANAGEMENT), DIPLOMA IN TRADE UNION AND INDUSTRIAL RELATIONS	36	02/01/2004	MINDASAI LTD., HEAD - HR
20	KULKARNI J D	54	GENERAL MANAGER (POWER TRADING)	27,79,115	18,87,047	M.TECH. (ELECTRICAL ENGINEERING)	31	29/07/1978	-
21	KUMAR ASHOK *	61	ASSISTANT GENERAL MANAGER (SUPA)	19,06,248	9,72,505	B.TECH. (MECHANICAL ENGINEERING)	35	12/10/1973	-
22	KUNDU AMIT KUMAR *	47	HEAD (CORPORATE ACCOUNTS)	18,18,918	12,93,860	B.COM. (HONS), FCA	24	11/08/2008	BENGAL WATERPROOF LTD., CHIEF FINANCIAL OFFICER
23	LOBO SYDNEY VICTOR *	40	HEAD (SUSTAINABILITY)	9,23,571	5,91,469	B.E. (CIVIL ENGINEERING), M.S. (ENVIRONMENTAL ENGINEERING)	16	01/12/2008	RELIANCE INDUSTRIES LTD., DEPUTY GENERAL MANAGER - CORP. ENVIRONMENT GROUP
24	MAHENDRA DEEPAK *	53	VICE PRESIDENT (CORPORATE FINANCE)	24,75,181	16,48,364	B.COM., COST ACCOUNTANT, CHARTERED ACCOUNTANT	27	28/05/2008	DAMAC, HEAD - FINANCE
25	MENON P R	63	MANAGING DIRECTOR	2,39,82,022	1,50,94,036	B.TECH.	38	16/10/2006	TATA CHEMICALS LTD. - MANAGING DIRECTOR
26	MOHAPATRA D	47	GENERAL MANAGER (CORPORATE HUMAN RESOURCES)	30,77,144	22,73,603	B.A., M.A. (LITERATURE), PGDBM (PERSONNEL MANAGEMENT)	24	23/02/2007	NTPC, DEPUTY GENERAL MANAGER - HUMAN RESOURCE
27	MUGVE M M *	61	DEPUTY GENERAL MANAGER (HUMAN RESOURCE)	19,08,242	8,82,393	B.SC. (ELECTRICAL ENGINEERING), M.S. (ELECTRICAL ENGINEERING)	35	16/05/1977	W FOREST GROUP, CANADA - ELECTRICAL DESIGNER
28	NIRULA AJAI	54	SENIOR GENERAL MANAGER (BUSINESS DEVELOPMENT)	40,72,402	26,31,296	B.SC. (MECHANICAL ENGINEERING), M.B.A., L.L.B	32	17/07/2006	ZUARI-CHAMBAL GROUP OF COMPANIES - GENERAL MANAGER - CORPORATE FINANCE
29	PADMANABHAN S	51	EXECUTIVE DIRECTOR (OPERATIONS)	58,95,229	35,97,862	B.E. (ELECTRONICS AND COMMUNICATION), PGDBA	27	06/02/2008	TATA CONSULTANCY SERVICES LTD. - EXECUTIVE DIRECTOR & HEAD GLOBAL HUMAN RESOURCES
30	PAL S D	57	DEPUTY GENERAL MANAGER (T&D CAPEX PROJECTS)	24,35,272	16,91,287	B.E. (ELECTRICAL ENGINEERING)	33	10/06/1976	-
31	PANTHAKY Z N	59	GENERAL MANAGER (CIVIL, CONSTRUCTION AND ESTATE)	24,90,548	17,18,559	B.E. (CIVIL ENGINEERING), DMS (BUSINESS ADMINISTRATION)	35	02/07/2001	MAHINDRA ACERS CONSULTING ENGINEERS, HEAD OF ENGINEERING & PMC
32	PATKI S G	55	GENERAL MANAGER (ENGINEERING)	29,16,666	19,88,743	B.E. (ELECTRICAL ENGINEERING), M.TECH. (POWER APPARATUS AND SYSTEM)	31	01/08/1978	-
33	DR PRABHU P S *	60	DEPUTY GENERAL MANAGER (MEDICAL)	21,89,428	10,77,977	M.B.B.S.	32	01/04/1976	-
34	RAINA DEEPAK	58	GENERAL MANAGER (ENGINEERING)	29,39,176	20,06,863	B.E. (ELECTRICAL ENGINEERING), M.TECH. (POWER AND ENERGY SYSTEM)	32	03/08/1977	PUNEET INDUSTRIAL CONTROLS - DEVELOPMENT ENGINEER

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration		Qualifications	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
				Gross Rs.	Net Rs.				
35	RAJAGOPALAN A *	61	DEPUTY GENERAL MANAGER (CGPL - ENGINEERING)	19,31,366	10,34,353	M.TECH. (POWER AND ENERGY SYSTEM)	35	01/03/1973	-
36	RAJAGOPALAN G	59	CHIEF INFORMATION OFFICER (INFORMATION TECHNOLOGY)	35,25,568	23,87,294	M.SC. (MATHEMATICS)	38	03/01/2007	TATA CONSULTANCY SERVICES - PRINCIPAL CONSULTANT
37	CAPT. RAJPAL VIJAY K	64	CHIEF OF AVIATION	48,42,338	34,45,037	GRADUATE, A.F.F.C.	44	01/04/2006	TATA INTERNATIONAL LTD. - CHIEF OF AVIATION
38	RAMAKRISHNAN S	60	EXECUTIVE DIRECTOR (FINANCE)	1,55,41,176	99,08,914	B.TECH. (MECHANICAL), PGDBA	37	01/10/2004	TATA TELESERVICES LTD. - MANAGING DIRECTOR
39	RAMAKRISHNAN T N	45	DEPUTY GENERAL MANAGER (MIS AND BUDGETING)	24,67,176	17,11,772	B.COM., AICWA, ACA, ACS	25	01/10/1987	A. F. FERGUSON & CO, ASSISTANT AUDIT MANAGER
40	SARMA R B *	60	ASSISTANT GENERAL MANAGER (CONSTRUCTION)	14,26,181	7,65,274	M.E. (MECHANICAL ENGINEERING)	31	15/07/1977	-
41	CAPT. SINGH GURDEEP	55	EXECUTIVE PILOT	41,71,541	28,46,265	M.SC.	27	11/07/2006	GOVERNMENT OF MADHYA PRADESH - SR. HELICOPTER PILOT
42	SATHE D A *	61	GENERAL MANAGER (CTTL)	25,84,571	10,98,236	M.TECH. (POWER AND ENERGY SYSTEM)	33	07/03/1975	BOMBAY SUBURBAN ELECTRICITY SUPPLY
43	SETHI ASHOK S	55	SENIOR GENERAL MANAGER (COMMERCIAL)	37,73,235	25,03,042	B.TECH. (METALLURGICAL ENGINEERING), DIPLOMA (PRODUCTION ENGINEERING)	33	01/08/1976	-
44	SHAH RAHUL	42	HEAD (FINANCIAL ANALYSIS)	44,09,625	29,41,537	B.COM., M.B.A.	19	01/04/2007	VIDESH SANCHAR NIGAM LTD. - VICE PRESIDENT (BUSINESS DEVELOPMENT)
45	SHARMA NEERAJ	43	DEPUTY CHIEF ENGINEERING (AVIATION)	34,96,563	25,09,553	B.TECH., A.M.I.E.	20	01/04/2006	TATA INTERNATIONAL LTD. - SR. MANAGER
46	SHROFF B J	57	VICE PRESIDENT AND COMPANY SECRETARY	56,90,880	36,86,703	COMPANY SECRETARY, ASSOCIATE MEMBER OF THE INSTITUTE OF INTERNAL AUDITORS	38	05/10/1998	THE BOMBAY BURMAH TRADING CORP. LTD. - COMPANY SECRETARY
47	SINHA PRAVEER	47	PROJECT DIRECTOR (EASTERN REGION PROJECTS)	83,42,718	62,95,261	ELECTRICAL ENGINEER, MASTERS IN BUSINESS LAW - BANGALORE	24	05/09/2007	NAGARJUNA POWER CORPORATION LTD., - CHIEF OPERATING OFFICER
48	TALWAR VIVEK	51	VICE PRESIDENT (ORGANISATIONAL EXCELLENCE AND TRANSFORMATION)	46,34,198	35,57,591	B. ARCH. (ARCHITECHTURAL ENGINEERING)	26	01/11/2007	TATA CHEMICALS LTD., HEAD-BUSINESS EXCELLENCE
49	THIMMIAH K S	58	GENERAL MANAGER (MAHARASHTRA PROJECT CELL)	27,72,984	19,04,398	B.SC., B.E. (METALLURGICAL ENGINEERING)	30	07/12/1978	-
50	CDR. THOMAS MANI *	60	DEPUTY GENERAL MANAGER (CORPORATE IT)	19,45,907	16,83,441	B.TECH. (ELECTRICAL ENGINEERING), M.TECH. (RADAR ENGINEERING), DMS	38	02/06/1997	DEVON PLASTICS LTD., CHIEF EXECUTIVE OFFICER

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration		Qualifications	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
				Gross Rs.	Net Rs.				
51	VENKATRAM M *	61	DEPUTY GENERAL MANAGER (THERMAL)	18,80,702	9,24,057	B.E. (ELECTRICAL ENGINEERING) M.I.E.E.E. (ELECTRICAL AND ELECTRONICS ENGINEERING)	35	01/04/1974	-
52	VENKATRAM R	55	GENERAL MANAGER (CONTRACT MANAGEMENT)	27,79,066	19,25,400	B.TECH. (ELECTRICAL ENGINEERING, M.B.A. (FINANCE)	32	01/07/1977	-
53	WADHWA SUNIL	49	EXECUTIVE DIRECTOR (NDPL)	90,66,230	58,11,910	COMPANY SECRETARY, CHARTERED ACCOUNTANT	26	02/08/2002	TATA CHEMICALS LTD.- CHIEF FINANCE OFFICER
54	WAGLE V H	41	ASSISTANT GENERAL MANAGER (REGULATION)	24,58,531	16,11,067	B.TECH. (ELECTRICAL ENGINEERING), C.F.A., M.F.M. (FINANCE)	20	02/08/1989	-
55	WANKHEDE A P	56	GENERAL MANAGER (TROMBAY)	25,38,823	17,65,827	B.E. (ELECTRICAL ENGINEERING), M.TECH. (POWER APPARATUS AND SYSTEM)	29	04/10/1979	-

* Employed for part of the year

Notes: (1) Remuneration includes basic salary, allowances, taxable value of perquisites, commission to Directors and the Company's contribution to Provident Fund and Superannuation Funds, but excludes provision for retiring gratuity for which separate figures are not available. (Includes leave encashment on retirement wherever applicable).

(2) Net remuneration is after tax and is exclusive of Company's Contribution to Provident and Superannuation Funds and monetary value of non cash perquisites.

(3) The nature of employment in all cases is contractual.

(4) None of the employees mentioned above is a relative of any Director of the Company.

On behalf of the Board of Directors

R. N. TATA
Chairman

Mumbai, 28th May, 2009

1. SECTOR OVERVIEW

1.1 Power Generation in India

India is the world's 6th largest energy consumer, accounting for 3.4% of global energy consumption. Due to India's economic rise, the demand for energy has grown at an average of 3.6% per annum over the past 30 years. More than 50% of India's commercial energy demand is met through the country's vast coal reserves. The country has also begun investing in recent years in renewable sources of energy such as wind energy.

The total power generation in the country during FY09 was 723.55 Billion Units (BUs) as against the target of 774.34 BUs, about 6% below target[1]. The installed generation capacity in the country, as on 31st March, 2009 was 147,965 MW[2]. The primary source of fuel for power generation in India is still coal. The current generation capacity mix by ownership and by source of fuel is given in Chart 1[3].

Chart 1 : India's Power Generation mix by Ownership and by Fuel Source

Generation Mix by Source (148 GW)


3%
25%
63%
9%
Thermal
Nuclear
Hydro
Renewable

Generation Mix by Ownership


33%
52%
15%
State
Central
Private

1.2 Details of Capacity Addition

The Government of India is now targeting capacity addition of 78.57 GW during the Eleventh Plan period (FY08 - 12), of which 23.11 GW ought to have been added in the two years already completed[4]. The actual addition has been only 12.71 GW[5] and it is expected that final addition for the plan will be between 45 and 50 GW. The capacity addition during the Tenth Plan was 21.1 GW as against a target of 41.1 GW. The Central Electricity Authority (CEA) has identified projects for capacity addition of 132 GW during the Twelfth Plan (FY13 - 17)[6]. This initial estimate is a significant increase as compared to the Eleventh Plan (FY08 – 12) target of 78.57 GW and the Tenth Plan (FY03 – 07) addition of 21.1 GW.

1.3 Fuel Availability for Power Generation

Thermal coal requirement of power plants is projected to be 549 Million Tonnes (MT) in 2012, against which domestic production (Coal India Limited [CIL] and private mines) is expected to be 482 MT. The shortfall can be covered by imports, which are expected to grow steadily from 20 MTPA in FY08 to over 60 MTPA by FY12. Projects that have already been allotted coal linkages are still unable to get a firm commitment on actual supply. CIL plans to convert the linkages to Fuel Supply Agreements (FSAs) and cover the shortfall by supplying imported coal to power plants along the coast. It proposes to implement a blended pool price (of imported and domestic coal) for coal supplied under FSAs to ensure parity amongst its different customers.

Gas from the KG basin is expected to flow in FY10. As per Government policy, this gas will first be supplied to fertilizer units and to existing gas based power projects. Hence, adequate gas supply may not be available for new capacity addition. In this scenario, the economic viability of gas based power plants operating on base load will have to be ascertained based on imported LNG, which will be more expensive.

1.4 New regulations issued by Central Electricity Regulatory Commission (CERC)

CERC has approved Tariff Norms and Regulations for the period FY09 – 14 pertaining to power generation and transmission utilities. There has been an increase in base Return on Equity (ROE) from 14% to 15.5% (16% for new projects commissioned on schedule). It is expected that various State Electricity Regulatory Commissions (SERCs) will follow these norms in revised Tariff Orders.

[1] Central Electricity Authority (CEA) Website, Infraline reports
[2] CEA website, Infraline reports
[3] CEA website, Infraline reports
[4] CEA website
[5] CEA website
[6] CEA website

1.5 Transmission

Power transmission was recognized as a separate activity and opened up to private investment in the late 1990s with several structural reforms and the unbundling of State Electricity Boards (SEBs). After the Electricity Act, 2003 (EA 2003) was passed, there was an increased focus on power transmission, both by planners and by private investors. The rate of growth of the transmission network (at voltages of 220 kV and above) during the past decade has been at about 6 – 7% per annum. The inter-regional transmission capacity has increased from 5,050 MW at the end of the Ninth Plan to 20,750 MW by March 2009. However, this still falls short of the target of 14% per annum growth in transmission capacity for the Eleventh Plan. The Government policy plans to increase inter-regional transmission capacity to 58,700 MW by 2015. It is expected that thereafter, inter-regional transmission will not be a constraint.

1.6 Distribution

The distribution network has grown from around 5.73 million Circuit Kms. in 2002 to 6.61 million Circuit Kms. in 2008. The target is to enhance network length to at least 7.58 million Circuit Kms. by 2012. Consumer base has increased from 122 million in 2002 to 152 million in 2008.

Power distribution still remains a segment that needs significant reforms, as this would have a direct impact on the sector's commercial viability and ultimately on the consumers. The sector has been plagued by high distribution losses with low cost recovery, resulting in poor financial health of utilities. With Accelerated Power Development and Reforms Programme (APDRP), many initiatives have been introduced to reduce Aggregate Technical and Commercial (AT & C) losses by modernizing distribution infrastructure. Losses in the form of theft, however, can only be eliminated through strong political will.

1.7 Power Trading

Organized power trading started in India after the enactment of EA 2003. EA 2003 recognized trading as a distinct licensed activity and provided for non-discriminatory open access to generators, consumers and licensees. Tata Power Trading Company Limited (TPTCL) was the first company to be granted license by CERC in June 2004. Presently, there are 43 licensed traders, of which the active players are TPTCL, PTC India Limited, NTPC Vidyut Vyapar Nigam Limited, Adani Enterprises Limited, Reliance Energy Trading Limited, Lanco Electric Utility Limited and JSW Power Trading Company Limited.

In FY09, 32,200 MUs of energy was traded in the country, which constitutes only 4.45% of the total power generated. Power trading fulfills an important need of both consumers and generators to buy and sell power as and when needed at the prevailing market rates. Given the right policy and regulatory initiatives, such as a review of the cap on trading margin, the power trading industry has a good potential to prosper and serve the needs of the consumers in India.

Introduction of Power Exchanges

A Power Exchange is a fully electronic platform which facilitates buying and selling of power by members in a transparent and anonymous manner at the market discovered rates. To give further impetus to development of power market, mandated under Section 66 of EA 2003, CERC issued guidelines for setting up and operation of Power Exchanges in India.

Indian Energy Exchange Limited (IEX), in which the Company is a shareholder, was the first exchange to start operations on 27th June, 2008. Power Exchange India Limited (PXI), the second power exchange promoted by National Stock Exchange of India Limited and the National Commodity and Derivatives Exchange Limited, became operational on 22nd October, 2008. In FY09, 2,628 MUs were traded on IEX and 149 MUs were traded on PXI.

1.8 Renewable Energy

India has the distinction of being amongst the few countries in the world to have a dedicated Ministry dealing with New and Renewable Energy sources. During the last two and a half decades, there has been vigorous pursuit of activities relating to the research, development, trial and induction of a variety of renewable energy technologies for use in different sectors.

EA 2003 contains several provisions to promote the accelerated development of power generation from non-conventional sources. It provides that co-generation and generation of electricity for renewable sources would be promoted by SERCs by providing suitable measures for connectivity with the grid and sale of electricity to any person. It also encourages SERCs to mandate a certain minimum quantum of renewable energy purchase by the distribution companies. The implementation of these policies is happening gradually and will improve with the reduction in cost of renewable energy. Amongst the different renewable energy sources, wind energy (over 10,000 MW installed capacity) is making a significant contribution to the grid power installed capacity of India, and is emerging as a viable option.

2. OPPORTUNITIES AND OUTLOOK

To achieve the Eleventh Plan targets, India needs over 65.86 GW of generation capacity addition by 2012. If this is to be achieved, it would need multiple initiatives in generation, transmission and distribution. The steady rise in demand for power as a result of economic growth is expected to present the Company with a number of opportunities. Some of these opportunities are discussed below:

2.1 Opportunities in Generation

The inability to add adequate generation capacity has resulted in India facing increasing power shortages every year. The Government policy thus far has only focused on adding base load generation capacity. As the standard of living improves, the demand in peaking power will increase faster than the demand for base load power. At the same time, the base load power requirement itself is expected to rise. Hence, there will also be a number of opportunities for building power plants near load centers.

To expedite the target growth of power generation, the Government of India has identified the development of Ultra Mega Power Projects (UMPPs) as a thrust area. The central idea of the UMPP is to set up generation capacity on a large scale and reduce the development time of the project with the Government arranging land and all key approvals for the project. So far, four such projects of 4,000 MW capacity each have been awarded and more are planned. The Company has won the Mundra UMPP (refer Section 5.1). The Company will evaluate other UMPPs as and when they come up for bidding.

In addition to the above, a number of other opportunities are expected to come up based on imported coal, captive coal blocks and coal linkages. The development of the gas grid in India is expected to lead to opportunities in setting up gas based power plants.

The Company is also exploring hydro power opportunities in the Himalayan regions of India, as well as in Nepal and Bhutan, as a part of its initiative of building up a green energy portfolio.

2.2 Opportunities in Transmission

Plans to boost transmission capacity have generally fallen short of the targets set in the Eleventh Plan. There is now a move to increase the inter-regional transmission capacity by the end of the Eleventh Plan to 37,700 MW, from 20,750 MW[7]. Greater private sector participation is expected in the future with private developers taking an integrated approach to generation and transmission for timely evacuation of electricity from their generation projects. With use of advanced technology in transmission, there is improvement in voltage levels and grid discipline. The Government targets to attract private investment of Rs. 20,000 crores in the inter-state transmission system during the current plan period.

To boost private investment in the transmission sector, the Government is developing large transmission projects through tariff based competitive bidding, based on the successful model of the UMPPs and has appointed Power Finance Corporation Limited and Rural Electrification Corporation Limited to oversee their implementation[8]. These initiatives are expected to present the Company with opportunities.

2.3 Opportunities in Distribution

While India has the third largest transmission and distribution network in the world[9], large parts of the population still have to make do without electricity, or with frequent power cuts and fluctuating voltage.

The regulators have played a significant role in creating an enabling environment for improving levels of service through private investment. The Central Government has introduced the APDRP to provide finances to the states to modernize distribution infrastructure. The franchisee model has been introduced recently and provides room for private sector participation in distribution. Growing commercial orientation and consumer focus along with a strong policy environment are expected to act as key drivers to shape the future outlook of distribution. As and when the distribution sector is opened up for a larger role for the private sector, it will provide a large and profitable opportunity. The Company, with its experience of distribution through its subsidiary North Delhi Power Limited (NDPL) and its own network in Mumbai, is well poised to exploit these opportunities.

3 RISKS, THREATS AND CONCERNS

While there are a number of opportunities in the entire power value chain, the sector also faces a number of challenges.

Delays in land acquisition, environmental clearances and other approvals remain an area of concern. In addition, the low growth in domestic coal mining has increased dependence on imported coal. Availability of assured coal supply from within the country will remain a critical issue. The power sector faces challenges such as difficulties in debt collection, procedural delays and need for improved co-ordination between various Governmental agencies. The pace of opening up of the distribution sector to private sector participation is slow. Additionally, various local level challenges like poor recoveries, metering issues etc. continue to hamper progress in distribution.

[7] Ministry of Power website, CEA
[8] Power Finance Corporation Limited website
[9] Investment Commission of India website

The growth targets of the sector will require it to build human resources and develop capabilities in the areas of project management and power system operations.

4. OPERATIONAL HIGHLIGHTS

As of 31st March, 2009, the Company had an installed capacity of 2,785 MW based on various fuel sources: thermal (coal, gas, oil), hydroelectric power, renewable energy (wind) and waste heat recovery. The details of the installed capacity are given in Table 1.

Table 1 : Details of Installed Capacity

Fuel Source	Location	State	Installed Capacity (MW)	Category Total (MW)
Thermal	Trombay Jojobera Belgaum	Maharashtra Jharkhand Karnataka	1,580.00 427.50 81.25	2,088.75
Thermal – waste heat recovery	Haldia	West Bengal	90.00	90.00
Hydro	Bhira Bhivpuri Khopoli	Maharashtra Maharashtra Maharashtra	300.00 75.00 72.00	447.00
Renewables (Wind)	Refer Table 5	Maharashtra, Gujarat, Karnataka	159.25	159.25
Total			2,785.00	2,785.00

4.1 Tata Power Licensed Area Business – Mumbai

4.1.1 Generation

The Company's generation units in the Licensed Area are at Trombay (1,580 MW Thermal) and Bhira, Bhivpuri and Khopoli (447 MW Hydroelectric). During the year, the 250 MW Unit 8 at Trombay commenced commercial operation.

- **Trombay Thermal Power Station**

  Trombay has an installed capacity of 1,580 MW, of which 750 MW is coal fired, 650 MW uses oil and the balance 180 MW uses gas as a source. 250 MW coal fired Unit 8 became commercially operational from 29th March, 2009. The operational performance of the current units is given in Table 2.

Table 2 : Details of thermal power generation for FY09 - Trombay

	Generation (MUs)		Generation Availability		Plant Load Factor (PLF)	
	FY09	FY08	FY09	FY08	FY09	FY08
Trombay	9,845	10,002	91%	95%	84%	86%

Trombay 500 MW Unit 5 has recorded its highest ever generation of 4,353 MUs (previous highest of 4,181 MUs in 1989-90) and highest ever availability of 99.94% (previous highest of 99.92% in FY05). Major overhaul activities were carried out for 500 MW Unit 6 and 180 MW Unit 7 which included replacement and refurbishment of critical equipment. Continued focus on maximizing operational efficiencies has resulted in greater fuel and PLF incentives under the Maharashtra Electricity Regulatory Commission (MERC) norms. A detailed benchmarking exercise has been conducted and action plans are being prepared based on the feedback. During the year, Trombay received 'Greentech Safety Gold Award 2009' in Thermal Power Sector for 'Outstanding achievement in Safety Management'.

- **Hydro Stations – Bhira, Bhivpuri and Khopoli**

  The Company has three hydroelectric (hydel) power generating stations, totaling 447 MW – Khopoli (75 MW), Bhira (300 MW including 150 MW of Bhira Pumped Storage Unit [BPSU]) and Bhivpuri (72 MW) – all located in the Raigad district of Maharashtra.

  For these units, the Krishna Water Disputes Tribunal Award (KWDTA) determines the amount of water that is available for power generation. Due to KWDTA constraints, plant generation and PLF were lower than FY08.

Table 3 : Details of hydroelectric power generation for FY09

	Generation (MUs)		Generation Availability		Plant Load Factor (PLF)	
	FY09	FY08	FY09	FY08	FY09	FY08
Khopoli	274	258	96%	99%	43%	41%
Bhira (Old)	221	356	98%	99%	17%	27%
BPSU	356	587	90%	100%	27%	45%
Bhivpuri	300	288	96%	97%	46%	44%
Total	**1,151**	**1,489**	**95%**	**99%**	**29%**	**38%**

Major overhaul of BPSU was completed during the year. The control system was also replaced during the planned outage. A detailed benchmarking exercise has been conducted and action plans are being prepared based on the feedback. The Ministry of Power and CEA bestowed on Bhira and Bhira Pump Storage Scheme an award for the second best performing station (Silver Shield) in the country, in the category of Power Stations more than 100 MW.

4.1.2 Transmission

The Company has about 1,100 Circuit Kms. of Transmission Network in Mumbai Licensed Area, comprising 973 Circuit Kms. of 220 kV/110 kV overhead lines and 124 Circuit Kms. of

220 kV/110 kV underground cables. The Company's transmission system connects Trombay and the hydro generating stations to 17 receiving stations spread across the Mumbai Licensed Area, with major ones being Carnac, Parel, Dharavi, Salsette and Borivali receiving stations. The transmission system is interconnected with Maharashtra State Electricity Transmission Company Limited (MSETCL) grid at Trombay, Salsette, Borivali and Kalyan receiving stations. The transmission lines are used by Brihanmumbai Electric Supply and Transport Undertaking (BEST), Reliance Infrastructure Limited and the Company's own distribution business.

The Mumbai load growth during the year has been about 3.5%. To meet the demand growth, existing transmission capacities are being augmented. Transmission line capacity between Borivali and Malad has been augmented from 170 MVA to 350 MVA by replacement of the conductors by new technology 'High Ampacity conductors'. Transformer capacity at receiving stations was augmented by 300 MVA by commissioning of four transformers of 75 MVA capacities each. In order to overcome the space constraint for additional bays in the receiving stations, seven 110 kV Plug and Socket Switchgear breakers (PASS) have been commissioned which are very compact. During FY09, 33 kV Gas Insulated Switchgear (GIS) was commissioned at Parel and 22 kV indoor switchgear was commissioned at Vikhroli. 110 kV power supply is given to BEST from the newly commissioned 145 kV GIS at Mahalaxmi sub-station. Work is in progress to strengthen 220 kV interconnection between Tata Power grid and MSETCL grid at Borivali. State Transmission Utility meters are commissioned on feeders at all receiving stations as per regulatory requirement.

Transmission grid availability was 99.31% as against MERC norm of 98%.

4.1.3 Distribution

The Supreme Court, in its judgement of 8th July, 2008, upheld the validity of the Company's license to supply power to any customer, either bulk or retail, in its area of license. Post this verdict, the Company added 2,366 customers taking its customer base to around 26,000. The cable network was expanded by about 49 Circuit Kms., taking the total network length to more than 1,240 Circuit Kms.

During the year, customer complaints (per 1,000 customers) have reduced to 22 (28 in the previous year). This is mainly due to continued improvement in customer service through initiatives such as bill details on SMS and e-mail, electronic drop boxes, new bill format, customer meets and tariff awareness camps at various industrial complexes. As part of its continuing initiatives to improve its services, the Company has developed a web portal for its consumers offering various facilities such as billing information, payment history and online form filling for various requests. Distribution Automation System has been provided for an additional 49 sub-stations during the year, raising the total number of automated stations to 236 out of 340 stations. This is expected to help in quick restoration of power supply.

The Company is implementing Total Customer Value Management (TCVM) to create total customer focus across the organisation and to improve the overall customer experience. The overall Customer Satisfaction Index improved from 73.8 in the previous year to 81.3 this year. The Company has formed a Demand Side Management (DSM) cell and initiated various activities towards DSM.

4.2 Tata Power Captive Power Plant (CPP) / Independent Power Producer (IPP) business

Table 4 : Details of thermal power generation for FY09 - CPP/IPP

	Generation (MUs)		Generation Availability		Plant Load Factor (PLF)	
	FY09	FY08	FY09	FY08	FY09	FY08
Jojobera	3,009	2,862	94%	96%	80%	76%
Belgaum	447	237	91%	93%	63%	33%
Haldia	179	-	85%	-	17%	-

4.2.1 Jojobera Thermal Power Station

Jojobera, in Jharkhand, has installed capacity of 427.5 MW (Unit 1 of 67.5 MW capacity and Units 2, 3 and 4 of 120 MW capacity each). The Jojobera Thermal Power Station recorded a generation of 3,009 MUs during the year as compared to 2,862 MUs in the previous year, an increase of 5.14%. The power station achieved its highest ever generation, crossing the 3,000 MUs mark for the first time while surpassing the previous record of 2,862 MUs in FY08.

4.2.2 Belgaum Thermal Power Station

Belgaum, in Karnataka has a Heavy Fuel Oil based generation capacity of 81 MW. During the year, Belgaum Power Plant generated 447 MUs as compared to 237 MUs in the previous year, an increase of 88.61% due to increased demand from Karnataka Power Transmission Corporation Limited (KPTCL). The net plant heat rate and auxiliary consumption were consistent and helped in generating with greater efficiencies.

4.2.3 Haldia Power Plant

During the year, the Company has commissioned two 45 MW Units in Haldia, West Bengal. These units use hot coke oven gas from Hooghly Met Coke & Power Company Limited to produce steam for power generation. Unit 1 commenced commercial operation from August 2008 and Unit 2 from December 2008. One sixth of the power generated is contracted to West Bengal State Electricity Distribution Company Limited (WBSEDCL) and the balance is sold on merchant basis. The 30 MW Unit 3 is scheduled to be commissioned in Q1 of FY10, and is expected to be utilised fully by Q3 of FY10.

4.3 Wind Power Generation

During the year, the Company has augmented wind power generation by 80.6 MW. The installed capacity for wind power generation at various locations is given in Table 5.

Table 5 : Details of Installed Capacity - Wind

Location	State	Installed Capacity (MW)
Supa	Maharashtra	17.00
Bramanvel	Maharashtra	11.25
Khandke	Maharashtra	50.40
Samana	Gujarat	29.60
Gadag	Karnataka	36.00
Sadawaghapur	Maharashtra	15.00
Total		**159.25**

The collective generation by the wind farms was 177 MUs during the year as against 127 MUs in the previous year.

Table 6 : Details of wind power generation for FY09

	Generation (MUs)	Generation Availability
Supa	28	99%
Bramanvel	18	99%
Khandke	107	94%
Samana *	16	57%
Gadag *	8	49%

* Commissioned in FY09

4.4 Other Business – Strategic Electronics Division (SED)

Tata Power SED has been a leading domestic player in the Defence Systems and Engineering space for over four decades now and is fast emerging as a Prime Contractor to Ministry of Defence (MoD) for Indigenous Defence Products and Systems. SED is closely working with MoD and defence laboratories to provide products and solutions for the defence requirements of the country. In FY09, SED received a pioneering order to develop an indigenous 'Ballistics Computer' for the T90 tank. SED also secured the Akash Launcher order which is a testimony to its multi-disciplinary capabilities in defence equipment manufacturing.

SED had a turnover of Rs. 101 crores during the current financial year, against Rs. 55 crores in FY08, a growth of 84% over last year, and ended the year with an order backlog in excess of Rs. 282 crores.

With increased private sector participation in Defence, Tata Power SED has the necessary credibility and capability to be a long-term reliable partner for India's defence forces.

5. KEY DEVELOPMENTS IN 2008-09

5.1 Coastal Gujarat Power Limited (CGPL) – Mundra UMPP

CGPL, the Company's wholly owned subsidiary, is implementing the 4,000 MW UMPP at Mundra in Gujarat State. The project, estimated to cost Rs. 17,000 crores, is progressing as per schedule, with engineering, procurement and construction activities in full swing. The cumulative progress achieved is over 23% (spend of over Rs. 3,000 crores) with capital expenditure commitments exceeding 85% of total equipment ordering. Out of the total revised requirement of land, possession of 79% area has been taken by CGPL, including possession of 100% of private land and 73% of Government land. The completion of necessary steps for additional requirements is under progress.

Civil, structural and erection work is in progressing rapidly with over 5,000 direct and indirect workmen deployed at the site. Ordering of all critical items and major packages has been completed. Out of a total of approximately 100 packages, 91 have been issued to bidders and 71 packages have been awarded. Receipt of vendors' data and incorporation of the same in engineering documents is in full progress. Work on boilers, cooling water system, TG building, main control room, chimney shell casting, cable and pipe racks, 220 kV switchyard, 400 kV switchyard, ash handling and internal coal handling systems is in progress.

Adequate safety measures have been put in place including training and systems developed with the help of leading safety experts. The first unit is expected to be commissioned by September 2011, as per an accelerated commitment given by CGPL to the power procurers.

The project is being funded by a debt - equity mix of 75:25, through Rupee and Foreign exchange loans from leading Banks and Financial Institutions like Asian Development Bank, Korea Exim Bank, International Finance Corporation, State Bank of India and its subsidiaries, India Infrastructure Finance Company Limited, Korean Export Insurance Corporation, BNP Paribas etc. CGPL has completed all pre-disbursement conditions in the financing agreements and has been receiving loan disbursements as per the funding plan. Financing of the Mundra

UMPP won two international awards viz. the 'Power Deal of the Year - Asia Pacific' by Power Finance International and Euromoney magazine. Fitch Ratings has assigned a 'BBB(ind)' rating to CGPL's long-term rupee denominated project bank loans aggregating to Rs. 5,850 crores which denotes a 'Stable' outlook on the project.

CGPL has taken several initiatives for the local community in the area of livelihood and income generation, education and health as part of its Corporate Social Responsibility (CSR) programme involving local communities. A green belt development plan is being prepared to enhance environment improvement in the project area.

The Company has two wholly owned subsidiaries in Singapore - Trust Energy Resources Pte. Limited as the vehicle for owning coal bulk carrier ships and for meeting the coal logistics requirements, and Energy Eastern Pte. Limited (EEPL) for long-term charter party agreements with coal carriers.

5.2 Indonesian Coal Mines

The equity interest in the two Indonesian coal companies provides a natural hedge for the power business against rising coal prices, besides providing security of fuel supply through the offtake agreements. The coal companies have enjoyed robust financial performance, especially with increases in coal prices in the first half of 2008.

There has been a significant correction in commodity prices since the last quarter of 2008, owing to the global economic meltdown. While global spot coal prices have dropped significantly vis-à-vis peak prices in 2008, these prices continue to hold at levels much higher in comparison to the prices prevailing in 2007, when the investment in the coal companies was made.

Even at these current prevailing prices, the mines are profitable. In keeping with the accounting policy, the Company considered it prudent to write down the Goodwill by Rs. 280.37 crores to Rs. 4,831.60 crores, and this is reflected in the Consolidated Accounts of the Company.

5.3 Public Private Partnerships (PPPs) and Tata Power

It is expected that infrastructure including power infrastructure in the country will have to be built through PPPs. While the private sector can contribute with management expertise, technical skills, operational efficiencies and portion of finances, the state sector can contribute with portion of finances and facilitation of the approval processes. The Company has had a number of successful partnerships with the state sector in all segments of the power sector.

North Delhi Power Limited (NDPL)

NDPL, a distribution company (discom) supplying power to North Delhi, is a subsidiary of the Company with 51% share, the balance being held by Delhi Power Company Limited (a Government of Delhi undertaking). NDPL, with a net asset base of Rs. 2,092 crores, services over 1 million consumers spread over 500 sq. kms. in the North Delhi area. The peak load in this area is about 1,140 MW, with energy consumption of over 6,300 MUs.

The AT & C losses have been reduced from 18.5% at the end of FY08 (53.4% at the time of takeover of the business in July 2002) to around 15.2% at the end of FY09, against the regulatory target of 20.35% at the end of FY09 and 17% at the end of FY11. This has been achieved by measures like energy audits, replacement of old meters with theft-proof electronic meters, automated meter reading, metering of previously unmetered consumers who were earlier charged a flat rate, aggressive enforcement and recovery and awareness drives.

NDPL has earned revenues from power supply of Rs. 2,468 crores during FY09, a growth of about 8% over the previous year (Rs. 2,287 crores). The Company earned a net profit of Rs. 171 crores in FY09 compared to Rs. 281 crores in FY08 which included an exceptional credit of Rs. 182 crores (at PAT level) towards certain claims on Delhi Electricity Regulatory Commission (DERC) for the past 5 years allowed by the Supreme Court in NDPL's favour.

During the year, consequent upon receiving an approval from the Ministry of Corporate Affairs, NDPL changed the depreciation rates to those prescribed by CERC, versus those used till then from the Companies Act, 1956. As the CERC rates are used to determine the tariff for power sales, this achieves a better matching of costs and revenues. Had this method been applied in FY08, and the one time exceptional credit not been recognized, the profits for that year would have been Rs. 148 crores.

Maithon Power Limited (MPL)

MPL, a Joint Venture (JV) between the Company (74%) and Damodar Valley Corporation (DVC) (26%), is constructing a 1,050 MW (2 x 525 MW) power plant at Maithon in Jharkhand. The Company is rendering project management services to MPL and will provide operations and maintenance services to MPL post-commissioning.

The project has received all the statutory clearances including environmental clearance from the Ministry of Environment and Forests. All the Power Purchase Agreements (PPAs) have been signed and power evacuation arrangement is in place.

The project is in an advanced stage of implementation. Vendors have been finalised and contracts have been signed for supply and services of all the packages, including boiler and turbine generator package, which has been awarded to Bharat Heavy Electricals Limited. Major dispatches have been completed for boiler and electrostatic precipitator (ESP) structure for both units. Major civil foundations have been completed for Unit 1, while civil works of Railway system, coal handling systems, ash handling system, chimney, raw water intake channel works etc. are in progress. The boiler drum has been lifted and pressure parts erection is in progress for Unit 1, while structural erection is in progress for Unit 2.

The first unit is expected to be commissioned in Q3 of FY11 and the second unit by Q1 of FY12. The estimated project cost of Rs. 4,450 crores is being funded by a debt - equity ratio of 70:30. MPL completed debt syndication with a consortium led by State Bank of India for Rupee term loans aggregating Rs. 3,115 crores in February, 2008. The total Capex so far has been over Rs. 1,000 crores.

MPL is firming up fuel supplies from CIL and its subsidiaries and certain identified sources.

Powerlinks Transmission Limited (Powerlinks)

Powerlinks is a 51:49 JV between the Company and Power Grid Corporation of India Limited. Powerlinks transmits power from the 1,020 MW Tala Hydro Electric Power Project in Bhutan and surplus power from the eastern/north-eastern region of India through its transmission lines between Siliguri (West Bengal) and Mandola (Uttar Pradesh), spanning a distance of 1,166 kms. With a total investment of Rs. 1,545 crores, the project, consisting of 440 kV double-circuit transmission lines, was completed within the scheduled time frame and cost estimates. In all, thirteen states benefit from this project. Maintaining an average availability of 99.73%, the project is an important link in the national power grid and is the first inter-state transmission project that has been implemented through the PPP route.

Powerlinks has earned revenues of Rs. 254.49 crores, a growth of 3.79% over previous year revenues of Rs. 245.21 crores and a profit after tax (PAT) of Rs. 65.34 crores, a growth of 12% over the previous year PAT of Rs. 58.41 crores, in its third year of operation.

5.4 Other Subsidiaries

Industrial Energy Limited (IEL)

IEL is a JV between the Company (74%) and Tata Steel (26%) formed to meet the power requirements of Tata Steel. A 120 MW (1 x 120 MW) plant operating on the waste gases of the steel plant was inaugurated in Jamshedpur in May 2009. It is currently setting up a 120 MW (1 x 120 MW) plant at Jojobera. The Company is rendering project management services to IEL and will provide operations and maintenance services to IEL post-commissioning.

Tata Power Trading Company Limited

TPTCL, incorporated in 2003, is in the business of trading electrical power in India and also provides advisory services. Presently, it has Category 'I' license with which it can now trade in volumes without any upper limit.

TPTCL sources power from various state/private sector generation utilities, CPPs and State Electricity Boards (SEBs). It supplies power to various SEBs/discoms and open access customers.

TPTCL traded 2,996 MUs during the year as compared to 1,711 MUs in the previous year and was ranked the third largest trader with a market share of 9.30% in FY09. This has resulted in a 146% increase in revenues to Rs. 2,171.93 crores from Rs. 882.12 crores in the previous year. The PAT increased by 77% to Rs. 7.63 crores as against Rs. 4.30 crores in the previous year.

The profit margins continue to remain under pressure on account of the regulation issued by CERC which restricts the trading margin for power traders at 4 paise per unit.

NELCO Limited (NELCO)

NELCO, established in 1940, is listed on Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE). The Company, along with its subsidiary, holds 50.1% stake in NELCO.

NELCO's current businesses are structured around two Strategic Business Units (SBUs) - Automation and Control - catering to Defence, Railways, Steel Plants and Energy Sector through various products and solutions of Homeland Security Systems like intrusion detection scanners, converter and control electronics for Railways, SCADA/ENMS; and Networking Solutions - providing satellite connectivity solutions to more than 300 corporates and enterprises in India through VSAT and setting up and running turnkey communication networks in India and abroad.

NELCO has an associate company, Nelito Systems Limited, providing banking automation solutions and has a wholly owned subsidiary Tatanet Services Limited, providing VSAT services and internet services under license from the Department of Telecommunications. The VSATs, financial solutions business and defence/security business as well as traction electronics are growing lines and are expected to provide major contributions to the revenues of NELCO.

During the twelve months period ended 31st March, 2009 NELCO has posted a turnover of Rs. 205.03 crores and net loss of Rs. 17.03 crores. NELCO has extended its financial year by 6 months upto 30th September, 2009.

Af-Taab Investment Company Limited (Af-Taab)

Af-Taab is a wholly owned investment subsidiary of the Company. During FY09, Af-Taab earned an operating income of Rs. 11.79 crores with a PAT of Rs. 3.87 crores, as against Rs. 74.07 crores and Rs. 39.39 crores respectively in FY08.

Chemical Terminal Trombay Limited (CTTL)

CTTL is a wholly owned subsidiary of the Company offering warehousing facility for chemical liquids. During FY09, CTTL earned an operating income of Rs. 10.64 crores with a PAT of Rs. 2.88 crores, as against Rs. 10.34 crores and Rs. 2.81 crores respectively in FY08.

5.5 Technology

The Company has always adopted the latest technological solutions in its operations. This practice continues, and some examples of technology adoption during the past year are:

- **Plant Information (PI) System**

  The PI System, a client/server based software program designed to fully automate the collection and storage of plant data has been installed for all generating units at Trombay Thermal Power Station. The PI Server provides centralized collection of information, a real-time database and a historical data archive. The system supports decision making with regards to plant and equipment performance, and is expected to lead to higher availability of the running units.

- **Carbon Monoxide (CO) Monitoring in Coal Mills**

  State-of-the-art technology for CO monitoring has been adopted for coal mills at Trombay Unit 5. This system detects smoldering of coal in the mill at an early stage, to prevent coal mill fires.

- **Coal Unloading and Coal Conveying System**

  The Company has adopted Screw type barge unloading technology for the coal berth at Trombay along with a pipe conveying and stacker reclaimer system to transport the coal to the coal yard. This has resulted in benefits like lower coal dust problems, less power consumption and higher coal unloading and stacking rate.

- **41MAC upgrade for Gas Turbine**

  The Company has carried out 41MAC upgradation on its Trombay Unit 7 Gas Turbine. This upgrade is expected to result in an increase in the availability of the Unit from the present 33,000 Equivalent Operating Hours to 41,000 till the next major overhaul.

- **High Performance Debris Filters for condenser cooling water**

  New high performance debris filters have been installed at Trombay Unit 6 and are expected to result in enhanced flushing efficiency, improved condenser vacuum and improvement in heat rate of the Unit.

- **Turbine blades with improved design**

  LP Turbine free standing blades of Trombay Unit 6 were replaced with new design blades for improved performance in off frequency operation and subsequent self induced vibrations at high thermal loads.

- **Transition joint technology for cables**

  Transition joint technology was introduced for the first time in the Company for jointing old type of Extra High Voltage (EHV) oil filled cables and newly laid XLPE cables. The use of transition joint has helped in improvement of system reliability.

- **Bay Control Protection Unit (BCPU) on 33 kV GIS**

  The Company has installed and commissioned new technology of BCPU on 33 kV GIS with SCADA controls to meet requirement of additional bays at Parel receiving station.

- **Horizontal Directional Drilling technology**

  Horizontal Directional Drilling technology was effectively utilized for the first time for laying cables across busy highways where road excavation permissions are not available. This has helped in faster execution of network expansion projects to serve new consumers.

- **High Ampacity Conductors**

  During this year, the Company has used High Ampacity Conductors for 110 kV transmission lines between Borivali and Malad. This has led to increased transmission capacity, using the same Right of Way and existing towers.

- **End Winding Vibration Measurement for Hydro generators**

  The Company has installed new vibration measurement system for 25 MW generators at Bhira for recording the stator end winding vibrations. Installation of the end winding vibration measurement system is expected to improve availability of hydro sets through timely maintenance interventions based on recorded trend of stator end winding vibrations.

6. HUMAN RESOURCES

During FY09, net addition to manpower was 694 people, taking the total to 3,541. During the year under review, a number of HR initiatives were taken to supplement the Company's effort towards business sustainability and growth. With its focus on building leaders and bench strength for the future, skill and competency development of its existing human capital was pivotal and it was achieved through various initiatives.

- **Training**

  During the year, a number of training programmes were conducted to ensure development of the required competencies. The Company signed a long-term MoU with the National Institute of Construction Management and Research (NICMAR) to enhance project management competency of its employees. For strengthening competencies in 'Power System Management', simulator training was provided by commissioning a PC based thermal simulator. Outbound team building programmes were conducted to enhance group effectiveness.

- **Talent Management**

  To identify the right talent and develop a pipeline of key resources, the Company has a structured Talent Management process where high potential officers were identified by the Senior Management team and Individual Development Plans were prepared to hone their potential.

  To provide fast track career growth opportunities and leadership exposure to bright young officers, Accelerated Career Enhancement (ACE) scheme was implemented. Another initiative, Forum of Rising Talent (FORT), consisting of a team of young officers was formed based on the concept of shadow board to build leadership pipeline. As a leadership development initiative, Multirater System was initiated where the entire top management team went through the Multirater workshop conducted by Tata Group HR. This will be rolled out across the organization in the coming year.

  To improve functional competencies, competency assessment exercise was completed across the organization and individual development plans prepared for all officers. These developmental plans along with inputs from the Performance Management System (PMS) will form the basis for training for the coming financial year.

- **Performance Management System**

  The first PMS cycle was completed for the non-management cadre of the Company this year, based on quality and quantity of work, work attitude and participation in various organizational initiatives. In addition, the PMS for management category is a well evolved system with appraisal letters being issued within a month of closure of the financial year.

- **Succession Planning**

  Succession planning and well designed career progression for employees establishes the foundation of a mutually benefitting organization. The Company undertook a detailed succession planning exercise taking into account the normal attrition rate and the criticality of the function. This exercise is revisited regularly in view of various changes and developments taking place in the organization.

- **Industrial Relations**

  On the industrial relations front, the Company enjoyed a cordial year. Long term wage settlements at Jojobera, Belgaum and SED were completed this year.

7. CORPORATE SUSTAINABILITY INITIATIVES

7.1 Environment

According to the Energy Information Administration, Government of USA, the annual global CO_2 emissions were about 28 GTons in 2005 and are expected to grow to 37 GTons by the year 2020. The crucial challenge is to achieve the reduction required in absolute terms and to also cater to the growing need of energy. India will need to find a balance between its developmental needs and the need to curb emissions. In all probability, India will actually increase its total emissions till a suitable stage of economic development is reached and begin to reduce them only after that stage. In the meantime, however, care would need to be taken to ensure efficient use of energy through elimination of its wastage. The Company will follow a path similar to that adopted by the country and be prepared for the challenges ahead. To address these challenges, the Company plans to pursue the following:

- Increase renewable generation through Wind, Solar and Biogas technologies.
- Develop a sustainable development environment in the day-to-day operations of the organization.
- Measure and monitor emission levels rigorously.
- Work towards continuous improvement in energy efficiency in existing generation plants and offices.
- Switch to better fuels (oil to gas), low ash and Sulphur coal in existing generation facilities, wherever possible.

- Critically evaluate Clean Coal technologies for commercial applications.
- Choose equipment with maximum thermal efficiencies in new fossil fuel based generation.
- Plan further generation portfolio in a manner that reduces overall carbon intensity (with a focus on renewables).

Some of the key highlights for the year are given below:

- **Clean Coal Technology**

  The Company is exploring various technological options in clean coal and is working with EXERGEN in Australia to evaluate clean coal technologies for commercial applications.

- **Energy Conservation**

  Tata Power Energy Club has sensitized more than 10,000 students in 28 schools in Mumbai and 3 schools in Belgaum. Of them, more than 300 students have started measuring the power consumption in their home and have implemented several conservation measures. High achievers in energy conservation were felicitated. This energy conservation sensitization programme is also being extended to Engineering colleges and to the suburbs of Mumbai.

- **New Renewable Technologies**

  The Company has short listed a few demonstration plants under new renewable technologies like solar thermal concentrator, solar concentrator PV hybrid and lower capital cost wind turbine design etc. for further exploration. The Company has invested in an enhanced geothermal systems company, Geodynamics, in Australia. The learnings from this investment are expected to be brought back into India.

- **Online Ambient Air Quality Monitoring Station (AAQMS) at Trombay**

  The Company has installed its first online AAQMS at Trombay Thermal Power Station. Such online AAQMS would also be installed at CGPL. The Company is planning to install AAQMS at all its operating divisions with interconnections to get instantaneous information on air quality at any division.

- **Clean Development Mechanism (CDM)**

  The Company has undertaken various projects under CDM including wind mill projects with total capacity above 200 MW and various small scale energy efficiency projects. One of India's largest power plants being set up by the Company is also in the process of getting CDM benefit for its supercritical technology.

- **Fly Ash Utilisation**

  The Company's Jojobera and Trombay Thermal Power stations achieved 100% utilisation of fly ash in the year. The Company is evaluating various options for utilising fly ash to manufacture value added products.

7.2 Community Development and Corporate Social Responsibility

The Company has adopted the triple bottom line approach of economic, social and environmental value addition to the communities in and around its operations. The Company focuses on inculcating a sense of belonging amongst the communities towards the organization by involving them in income generation schemes, infrastructure development and environment conservation. Based on a need assessment study conducted amongst the communities, the Company has enhanced its focus on vocational training schemes for unemployed youth, self help groups for women and establishment of a BPO that help in employability and employment generation. The infrastructure schemes such as roads, schools and basic facilities in the villages would help in improving the quality of life of the communities.

The Company has won many awards for CSR activities from agencies/social organizations such as Bombay Chamber of Commerce and Industry, Bombay Natural History Society etc. Some of the main accomplishments during the year are given below:

- The Tata Power Community Development Trust has been formed and registered.
- A Community Volunteering policy has been formulated. A Website Volunteering System has also been instituted and the man hours of employees volunteering for various activities of CSR viz. health, environment, energy etc. are being monitored.
- As a systematized approach, Community Need Identification (CNI) and Community Satisfaction Index (CSI) have been carried out in 107 villages of the hydros. Accordingly, an action plan has been formulated for the development of the villages.
- A Knowledge Center has been set up by the Company in collaboration with Microsoft – NASSCOM with the motive of empowering the rural community. This centre was inaugurated in November 2008.

- The Company and Population Services International have partnered in an HIV/AIDS campaign for truck drivers at Cotton Green in Mumbai. A total of 49,727 people have been covered by the awareness programme. 32 volunteers from the health group have covered 1,266 persons for voluntary counselling and testing services for HIV, out of which 103 have been referred for further care and treatment services at partner organizations. 2 Suraksha rallies and 6 HIV awareness programs were carried out covering 1,885 people.
- 'Jan Jagruti Abhiyan', an awareness campaign for community safety and overhead line fault reduction, has been carried out in 8 schools of Mumbai in December 2008, with 4,100 students being covered. Cable operators have also been covered this year.
- The Company has been supporting IT and computer assisted learning project for 4 centres at Dehrand covering 200 school students.
- A Green Belt Plan for development of natural environs at Mundra has been finalized and an MoU signed for implementation of the same.

8. INFORMATION TECHNOLOGY (IT)

The Company has been a pioneer in using IT for its operations and for its Executive Information Systems (EIS). Focus of the IT function during the last year was stabilizing SAP setup, post technical upgrade from SAP R/3 4.6 to ECC 6.0. The key focus areas included centralized payroll through SAP and enabling new features of industry solution. Additionally, projects on deployment of information security across the enterprise, streamlining the authorization in SAP and providing system based internal audit compliance reports were taken up.

9. FINANCIAL PERFORMANCE OF THE COMPANY

During FY09, the total income at Rs. 7,868.58 crores was higher by 22.68% as compared to Rs. 6,413.76 crores in the previous year. Other income of Rs. 632.35 crores (previous year Rs. 497.85 crores), included in the total income, is higher predominantly on account of higher dividend received and gain on exchange (net) during the year.

Operating income at Rs. 7,236.23 crores for the year was higher by 22.32% as compared to Rs. 5,915.91 crores in the previous year. The increase in turnover is mainly owing to new tariff approved by the Regulator in Mumbai Licensed Area, additional power generated from new plants commissioned during the year, such as Haldia Power Plant and new wind farms and higher volume sold in Jojobera and Belgaum in the current year.

The cost of power purchased was lower at Rs. 493.50 crores compared to Rs. 548.87 crores during the previous year mainly due to higher capacity allocation to Tata Power-Distribution in Mumbai Licensed Area coupled with the fact that during the previous year, the Company purchased power on behalf of all licensees as directed by MERC. The increase in the fuel cost from Rs. 3,714.99 crores to Rs. 4,813.47 crores is mainly due to steep increase in prices domestically and internationally.

Other operating expenses were higher at Rs. 788.32 crores in FY09 (Rs. 715.41 crores in the previous year). The increase is attributable to the existing units at the beginning of the year and the new units commissioned during the year on account of higher employee costs, higher repairs and maintenance cost and higher transmission charges (as per MERC order).

Depreciation was higher at Rs. 328.85 crores in FY09 (Rs. 290.50 crores in the previous year) mainly on account of commissioning during the year of Trombay 250 MW Unit 8 Power Plant, Captive coal berth, Haldia Power Plant, new wind farms and other assets. Interest and finance charges were higher at Rs. 327.76 crores (Rs. 173.87 crores in the previous year) mainly on account of higher capitalisation, increased borrowings and reset of interest at a higher rate.

Tax was higher at Rs. 194.48 crores (Rs. 100.22 crores in the previous year) mainly on account of higher profit before tax during the year and higher deferred tax on account of new wind capitalisation.

Thus, the PAT accordingly increased to Rs. 922.20 crores as against Rs. 869.90 crores in the previous year. Basic earnings per share (EPS) on distributable profits of Rs. 967.50 crores (previous year Rs. 811.31 crores) stood at Rs. 43.69 as against Rs. 38.64, a growth of over 13%.

During the year, the net addition of Rs. 2,503.61 crores to the gross block was mainly on account of capitalisation of Trombay 250 MW Unit 8 Power Plant, Captive coal berth, Haldia Power Plant and new wind farms. The net current assets as on 31st March, 2009 were higher at Rs. 2,609.82 crores as compared to Rs. 2,036.20 crores in the previous year.

Borrowings at Rs. 5,198.20 crores as at 31st March, 2009 were higher by Rs. 2,160.93 crores as compared to previous year mainly on account of issue of non-convertible debentures, term loan from IDBI Bank Limited, issue of commercial papers and short term borrowings from banks.

Networth of the Company of Rs. 7,185.16 crores as at 31st March, 2009 was higher by Rs. 822.34 crores as compared to previous year primarily on account of retained profits and increase in Capital Reserve due to forfeiture of initial amount paid on allotment of Convertible Warrants to Tata Sons Limited.

Long term debt to equity (D/E Ratio) increased from 0.34 in the previous year to 0.50 as at 31st March, 2009. Total D/E Ratio also increased from 0.38 as at previous year to 0.60 as at 31st March, 2009.

The improved profitability resulted in an increased return on networth from 13% as at previous year to 14% as at 31st March, 2009.

Consolidated Accounts

During the current year, the total income at Rs. 18,151.47 crores was higher by 59.03% as compared to Rs. 11,413.77 crores in the previous year. Apart from the increase in the Company's standalone turnover, higher turnover of coal companies due to higher coal prices contributed to this increase. Further, this year, twelve months turnover of the coal companies is reflected in the consolidated accounts as against about nine months turnover in the previous year.

Profit before tax, share of Associates, Minority Interest and Statutory Appropriations stood at Rs. 2,463.83 crores as against Rs. 1,553.44 crores. The increase is mainly due to increased profitability of coal companies and that too for twelve months as against nine months in the previous year.

Interest charged on a consolidated basis at Rs. 708.74 crores was higher by 42.10% as against Rs. 498.75 crores in the previous year, primarily on account of additional loans taken by the Company, and coal SPVs' loan interest for twelve months as against nine months period in the previous year. Depreciation was also higher by 17.38% at Rs. 656.49 crores against Rs. 559.28 crores in the previous year.

The Company has recognised an impairment loss of Rs. 280.37 crores in respect of Goodwill on consolidation relating to its investment in certain overseas joint ventures.

Provision for tax stood at Rs. 1,165.10 crores as against the previous year of Rs. 376.46 crores. The increase is mainly due to increased provision for tax on a conservative basis by the coal companies made this year.

The PAT after adjusting for share of Associates and Minority Interest at Rs. 1,218.74 crores was higher by 15.51% as compared to Rs. 1,055.07 crores of the previous year.

10. RISK MANAGEMENT PROCEDURE AND STRUCTURE

Risk Management

Risk Management as a formal exercise began in the Company in 2004 – well before the Clause 49 mandate. Risks are evaluated based on the probability and impact of each risk. The Risk Register contains the mitigation plans for eleven categories of risks. Risk Owners prepare their risk plans which include responsibilities and timelines. These are periodically updated for the actions taken. Six Risk Management Sub-Committees closely monitor and review the risk plans. The Company's Risk Management Committee comprises the Executive Directors, Chief Risk Officer and other senior managers. The Risk Management Committee meets every quarter to review the risk plans and to suggest further mitigation action points.

An update on the major risks is presented every quarter to the Audit Committee of Directors. The major risks include volatility in prices of fuel and availability of fuel, investment in coal companies, ruling on standby charges, cost competitiveness of generation, project related risks, stricter emission norms impacting generation and projects, volume risk due to open access, impact of global financial turmoil and major threats from terrorism/sabotage.

The Risk Management Policy is reviewed and revised annually. The risk areas are covered in the Risk based Internal Audit Plan.

Internal Controls and Systems

The Internal Audit function has been outsourced to a firm of Chartered Accountants who conduct the audit on the basis of an Annual Audit Plan. The internal audit process includes review and evaluation of effectiveness of the existing processes, controls and compliance. It also ensures adherence to policies and systems and mitigation of the operational risks perceived for each area under audit. The departmental performance was rated through the Control Effectiveness Index (CEI) given by the Internal Auditors. Significant observations including recommendations for improvement of the business processes were reviewed by the management before reporting to the Audit Committee, which reviewed the Internal Audit Reports and the status of implementation of the agreed action plan.

11. CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis, describing the Company's objectives, projections and estimates may be forward-looking statements within the meaning of applicable securities laws and regulations. Actual results may vary from those expressed or implied, depending upon economic conditions, Government policies and other incidental/related factors.

Auditors' Report

TO THE MEMBERS OF

THE TATA POWER COMPANY LIMITED

1. We have audited the attached Balance Sheet of THE TATA POWER COMPANY LIMITED, as at 31st March, 2009, Profit and Loss account and the Cash Flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:

   (a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of those books. The report on the accounts of Bangladesh branch audited by other auditors has been forwarded to the Company and has been appropriately dealt with;

   (c) the Balance Sheet, Profit and Loss account and Cash Flow statement dealt with by this report are in agreement with the books of account;

   (d) without qualifying our opinion, we draw attention to Note 11(e) of the Notes forming part of the Accounts. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods estimated at Rs. 519 crores and its consequential effects [note 11 (e) and (f)] for the period upto 31st March, 2009. The impact of the above on the results for the year cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

   (e) in our opinion, the Balance Sheet, Profit and Loss account and the Cash Flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(1) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2009;

(2) in the case of the Profit and Loss account, of the profit for the year ended on that date; and

(3) in the case of the Cash Flow statement, of the cash flows for the year ended on that date.

5. On the basis of written representations received from the directors, as on 31st March, 2009 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2009 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner
Membership Number: 71387

Mumbai, 28th May, 2009

Annexure to the Auditors' Report

Referred to in paragraph 3 of our report of even date.

(i) (a) In respect of fixed assets, the Company has maintained proper records showing full particulars including quantitative details and situation in most cases of such assets.

(b) Physical verification of fixed assets was carried out during the year by the Management, in accordance with the established system of periodical verification of fixed assets once in two/three years. In our opinion, the frequency of verification is reasonable, considering the size of the Company and the nature of its assets. According to the informations and explanations given to us, no material discrepancies were noticed on such verification.

(c) In our opinion, a substantial part of fixed assets has not been disposed off by the Company during the year.

(ii) (a) The inventory of the Company except for fuel, has been physically verified during the year by the management under a perpetual inventory system. Inventory of Fuel was verified during the year and/or at the end of the year. In respect of materials lying with third parties, these have substantially been physically verified or confirmed by third parties. In our opinion the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the management were found reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the Company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and book records were not material in relation to the operations of the Company.

(iii) According to the information and explanations given to us, the Company has neither granted nor taken any loans secured or unsecured, to or from Companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly provisions of Clause (iii)b, (iii)c, (iii)d, (iii)f and (iii)g of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items are of a special nature and their prices cannot be compared with alternative quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory, fixed assets and with regard to the sale of goods and services. Further, on the basis of our examination, and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control system.

(v) According to the information and explanations given to us, the Company has not entered into any contract or arrangement with other parties, which needs to be entered in the register maintained under Section 301 of the Companies Act, 1956.

(vi) In our opinion and according to the information and explanations given to us, the Company has not accepted deposits from the public during the year. In respect of unclaimed deposits matured in earlier years, that are outstanding during the year, the Company has complied with the provisions of Sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975. According to the information and explanations given to us, no order under the aforesaid sections has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal, on the Company.

(vii) In our opinion, the internal audit function carried out during the year by a firm of Chartered Accountants appointed by the management has been commensurate with the size of the Company and the nature of its business.

(viii) We have broadly reviewed the books of account maintained by the Company in respect of the electricity business and electronic products of the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956. We are of the opinion that *prima facie* the prescribed accounts and records have been maintained and are being made up. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete.

(ix) (a) According to the information and explanations given to us and according to the books and records as produced and examined by us, in our opinion, the undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues applicable to the Company have generally been regularly deposited during the year with the appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, service tax, customs duty, excise duty and cess were in arrears, as at 31st March, 2009 for a period of more than six months from the date they became payable.

(b) As at 31st March, 2009 according to the records of the Company and the information and explanations given to us, the following are the particulars of disputed dues on account of income tax, sales tax, wealth tax, service tax, customs duty, excise duty and cess matters that have not been deposited:

Name of the statute	Nature of the dues	Amount (Rs. in Crores)	Period to which the amount relates	Forum where pending
Customs Laws	Customs Duty	3.51	1993-1994 to 2003-2004	Appellate Authority - upto Commissioner level
Central Excise Laws	Excise Duty	13.78	1992-1993 to 2002-2003	Appellate Authority - upto Tribunal Level
Sales Tax Laws	Sales Tax/ Entry Tax	6.29	2001-2002 to 2002-2003 and 2006-2007 to 2008 -2009	Appellate Authority-Deputy Commissioner level and Supreme Court
Cess Laws	Cess	7.78	1992-1993 to 2002-2003	Appellate Authority of The Water (Prevention and Control of Pollution) Cess Act, 1977
Income Tax Act, 1961	Income Tax	27.38	2004-2005 to 2007-2008	Appellate Authority - Commissioner

(x) The Company does not have accumulated losses as at 31st March, 2009 and has not incurred cash losses during the financial year ended on that date or in the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has during the year not defaulted in repayment of dues to any financial institution, bank or to debenture holders.

(xii) According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under Clause (xiii) of the Order are not applicable to the Company.

(xiv) In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in securities.

(xv) In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purposes for which they were obtained and to the extent that these have not been utilized, term loans of Rs. 310 crores, as explained, are invested in working capital and short-term investments.

(xvii) Based on the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, funds raised on short-term basis have *prima facie*, not been used during the year for long-term investment.

(xviii) The Company has not made any preferential allotment of shares to parties and Companies covered in the register maintained under Section 301 of the Companies Act, 1956 during the year.

(xix) In our opinion and according to the information and explanations given to us, the Company has created securities/charges in respect of the debentures issued.

(xx) The Company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the year.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner
Membership Number: 71387

Mumbai, 28th May, 2009

Balance Sheet as at 31st March, 2009

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	As at 31-03-2008 Rupees Crores
FUNDS EMPLOYED:					
1. a. SHARE CAPITAL	"A"	52	221.44		220.72
b. SHARE WARRANTS (*See Note 3*)			Nil		60.99
				221.44	281.71
2. RESERVES AND SURPLUS	"B"	53		7,888.45	7,237.51
3. SPECIAL APPROPRIATION TOWARDS PROJECT COST				533.61	533.61
4. CAPITAL CONTRIBUTIONS FROM CONSUMERS				48.86	46.08
5. SECURED LOANS	"C"	54		3,931.71	2,331.09
6. UNSECURED LOANS	"D"	55		1,266.49	706.18
7. DEFERRED TAX LIABILITY (NET)			113.59		18.94
Add: Tax to be utilised in future tariff determination			0.84		Nil
				114.43	18.94
8. TOTAL FUNDS EMPLOYED				14,004.99	11,155.12
APPLICATION OF FUNDS:					
9. FIXED ASSETS	"E"	55			
a. Gross Block			8,985.86		6,482.25
Less: Depreciation to date			3,795.32		3,476.76
				5,190.54	3,005.49
b. Capital Work-in-Progress (including advances against capital expenditure Rs. 123.02 crores - *Previous Year - Rs. 271.04 crores*)				761.16	1,681.74
c. Increase in foreign currency liabilities (Net) for purchase of capital assets			645.32		645.32
Less: Amount written off to date			645.32		645.32
				Nil	Nil
				5,951.70	4,687.23
10. INVESTMENTS	"F"	56		5,443.47	4,430.00
11. CURRENT ASSETS, LOANS AND ADVANCES	"G"	58			
a. Inventories			644.14		473.61
b. Sundry Debtors			1,587.97		1,414.52
c. Cash and Bank balances			45.50		28.70
d. Other Current Assets			48.53		59.36
e. Loans and Advances			2,355.00		1,899.32
			4,681.14		3,875.51
Less:					
12. CURRENT LIABILITIES AND PROVISIONS	"H"	59			
a. Current Liabilities			1,419.33		1,253.87
b. Provisions			651.99		585.44
			2,071.32		1,839.31
13. NET CURRENT ASSETS				2,609.82	2,036.20
14. MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	59		Nil	1.69
15. TOTAL APPLICATION OF FUNDS				14,004.99	11,155.12
16. NOTES FORMING PART OF THE ACCOUNTS	"J"	63			

As per our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

Mumbai, 28th May, 2009.

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director

B. J. SHROFF
Secretary

Mumbai, 28th May, 2009.

Profit and Loss Account for the year ended 31st March, 2009

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME:					
1. REVENUE	"1"	60		7,236.23	5,915.91
2. OTHER INCOME	"1"	60		632.35	497.85
3. TOTAL INCOME				7,868.58	6,413.76
EXPENDITURE :					
4. COST OF POWER PURCHASED			495.71		553.05
Less: Cash Discount			2.21		4.18
				493.50	548.87
5. COST OF FUEL (excluding Rs. 29.66 crores capitalised - *Previous Year - Rs. Nil)*				4,813.47	3,714.99
6. LOSS ON REDEMPTION OF 6.75% TAX-FREE US 64 BONDS 2008			155.47		Nil
LESS: DRAWN FROM -					
CONTINGENCIES RESERVE			39.38		Nil
DEFERRED TAXATION LIABILITY FUND			116.09		Nil
				Nil	Nil
7. GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	"2"	61		788.32	715.41
8. DEPRECIATION/AMORTISATION				328.85	290.50
9. INTEREST AND FINANCE CHARGES	"3"	62		327.76	173.87
10. TOTAL EXPENDITURE				6,751.90	5,443.64
PROFIT BEFORE TAXES AND STATUTORY APPROPRIATIONS				**1,116.68**	**970.12**
11. PROVISION FOR TAXATION -					
a. CURRENT TAX:					
For the period			119.13		122.96
In respect of earlier years			(19.29)		(30.62)
MAT credit utilised			(7.66)		(11.33)
			92.18		81.01
b. DEFERRED TAX:					
For the period			91.79		14.75
In respect of earlier years			2.86		(1.51)
			94.65		13.24
Net Tax to be utilised in future tariff determination (including Rs. 32.30 crores in respect of earlier years)			0.84		Nil
			95.49		13.24
c. FRINGE BENEFIT TAX (NET)			5.40		5.09
				193.07	99.34
12. PROVISION FOR WEALTH TAX (NET)				1.41	0.88
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS				**922.20**	**869.90**
13. STATUTORY APPROPRIATIONS	"4"	62		(45.30)	58.59
DISTRIBUTABLE PROFITS				**967.50**	**811.31**
APPROPRIATIONS :					
14. PROPOSED DIVIDEND				255.26	231.98
15. DIVIDEND *[See Note 4(b)]*				0.72	9.40
16. ADDITIONAL INCOME-TAX ON DIVIDEND				31.75	26.95
17. TRANSFER TO DEBENTURE REDEMPTION RESERVE				31.78	51.42
18. TRANSFER TO GENERAL RESERVE				500.00	350.00
				819.51	669.75
BALANCE CARRIED TO BALANCE SHEET				147.99	141.56
19. EARNINGS PER SHARE (in Rs.) (on distributable profits on shares outstanding) (Face Value Rs. 10) *(See Note 28)*					
BASIC EARNINGS PER SHARE				43.69	38.64
DILUTED EARNINGS PER SHARE				43.69	38.03
20. NOTES FORMING PART OF THE ACCOUNTS	"J"	63			

As per our report attached to the Balance Sheet.
For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

Mumbai, 28th May, 2009.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 28th May, 2009.

Cash Flow Statement for the year ended 31st March, 2009

			Year ended 31-03-2009 Rs. Crores		Year ended 31-03-2008 Rs. Crores
A. Cash Flow from Operating Activities					
Net Profit before Taxes and Extraordinary Items			1,116.68		970.12
Adjustments for:					
Depreciation/Amortisation		328.85		290.50	
Interest Expenditure		305.79		167.60	
Interest Income		(102.78)		(100.87)	
Dividend Income		(97.49)		(22.95)	
Provision for doubtful debts/advances (Net)		(0.98)		(5.35)	
Provision for diminution in value of Investments written back (Net)		(0.78)		Nil	
Provision for future foreseeable losses etc.		(2.40)		1.31	
Provision for Warranties		0.77		0.12	
Premium/(Discount) amortised/accrued on Bonds (Net)		1.22		Nil	
Guarantee Commission received from Subsidiaries		(2.94)		Nil	
Provision in respect of Current Assets held for disposal		4.48		13.97	
(Profit)/ Loss on sale/ retirement of Assets (Net)		0.88		(6.27)	
(Profit)/ Loss on settlement of Options/ Swaps		(15.00)		42.09	
Profit on sale of Investments (Net)		(285.25)		(342.02)	
Unrealised Exchange Gain (Net)		(176.61)		(101.36)	
Bad Debts		Nil		10.10	
Miscellaneous Expenditure written off		4.88		5.01	
			(37.36)		(48.12)
Operating Profit before Working Capital Changes			1,079.32		922.00
Adjustments for:					
Trade & Other Receivables		(196.10)		42.87	
Inventories		(167.14)		(77.19)	
Trade Payables and Provisions		52.37		191.08	
			(310.87)		156.76
Cash Generated from Operations			768.45		1,078.76
Taxes Paid (including Fringe Benefit Tax) (Net)			(119.84)		47.49
Net Cash from Operating Activities	**A**		**648.61**		**1,126.25**
B. Cash Flow from Investing Activities					
Purchase of Fixed Assets and CWIP			(1,487.17)		(1,201.29)
Sale of Fixed Assets			4.14		8.65
Purchase of Investments in Subsidiaries			(926.58)		(869.72)
Purchase of Investments in Joint Venture/ Associates			(17.07)		(187.76)
Purchase of Investments - others			(8,832.47)		(8,442.16)
Sale of Investments			8,957.50		8,781.71
Interest Received			104.91		128.99
Inter-corporate Deposits (Net)			167.75		(49.56)
Shareholders Loan to Subsidiary			(289.02)		(732.95)
Dividend received			97.49		22.95
Net Cash used in Investing Activities	**B**		**(2,220.52)**		**(2,541.14)**
C. Cash Flow from Financing Activities					
Increase in Capital Contributions			2.78		3.92
Issue of Shares/Share Warrants (including premium)			Nil		641.84
Proceeds from Borrowings			3,178.87		3,450.36
Repayment of Borrowings			(1,063.80)		(3,229.33)
Loss on settlement of Options/Swaps			Nil		(42.09)
Guarantee Commission received from Subsidiaries			2.94		Nil
Interest Paid			(273.40)		(152.94)
Dividend Paid			(233.21)		(197.29)
Additional Income-tax on Dividend Paid			(25.47)		(33.59)
Net Cash from Financing Activities	**C**		**1,588.71**		**440.88**
Net Increase/(Decrease) in Cash and Cash Equivalents	**(A + B + C)**		**16.80**		**(974.01)**
Cash and Cash Equivalents as at 1st April, 2008 (Opening Balance)			**28.70**		**1,002.71**
Cash and Cash Equivalents as at 31st March, 2009 (Closing Balance)			**45.50**		**28.70**

Cash Flow Statement for the year ended 31st March, 2009 (Contd.)

Notes:

1. Interest paid is exclusive of and purchase of Fixed Assets is inclusive of interest capitalised Rs. 116.83 crores *(Previous Year - Rs. 57.16 crores)*.
2. Cash and Cash Equivalents include:

	As at 31-03-2009 Rs. Crores	*As at 31-03-2008 Rs. Crores*
(i) Cash and Cheques on Hand (includes cheques on hand Rs. 1.01 crore, *Previous Year - Rs. 5.18 crores)*	1.16	*5.35*
(ii) Current Accounts with Scheduled Banks	42.96	*23.01*
(iii) Current Accounts with Standard Chartered Bank - Singapore and Jakarta branches - Non-Scheduled Bank	1.38 !	*0.34 !*
(iv) Term Deposits with Standard Chartered Bank – London - Non-Scheduled Bank	* !	** !*
	45.50	*28.70*

! In foreign currency.

3. Cash Flow from Financing Activities excludes non-cash transaction of conversion of FCCB to equity shares. (Refer Note 4 to the Notes forming part of the Accounts)
4. Figures below Rs. 50,000 are denoted by '*'
5. Previous year's figures have been regrouped, wherever necessary, to conform to this year's classification.

As per our report attached to the Balance Sheet.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

Mumbai, 28th May, 2009.

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 28th May, 2009.

Schedule forming part of the Balance Sheet

SCHEDULE 'A' : SHARE CAPITAL

		Rupees Crores	Rupees Crores	As at 31-03-2008 Rupees Crores
AUTHORISED CAPITAL-				
2,29,00,000	Cumulative, Redeemable Preference Shares of Rs. 100 each..............	229.00		*229.00*
30,00,00,000	Equity Shares of Rs. 10 each..	300.00		*300.00*
			529.00	*529.00*
ISSUED CAPITAL-				
22,70,64,291	Equity Shares of Rs. 10 each *(31st March, 2008 - 22,63,40,010 shares)* [including 2,30,308 shares *(31st March, 2008 - 2,30,308 shares)* not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order, 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]		227.06	*226.34*
SUBSCRIBED CAPITAL-				
22,14,24,443	Equity Shares of Rs. 10 each *(31st March, 2008 - 22,07,00,162 shares)* [excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]........................	221.42		*220.70*
	Less: Calls in arrears [including Rs. 0.01 crore *(31st March, 2008 - Rs. 0.01 crore)* in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited]........................	0.04		*0.04*
		221.38		*220.66*
1,65,230	*Add:* Equity Shares forfeited - Amount paid	0.06		*0.06*
			221.44	***220.72***

Of the above Equity Shares :

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/ subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Schedule forming part of the Balance Sheet

SCHEDULE "B" : RESERVES & SURPLUS

	Opening Balance Rupees Crores	Additions Rupees Crores	Deductions Rupees Crores	Closing Balance Rupees Crores
STATUTORY RESERVES:				
[Under the repealed Electricity (Supply) Act,1948 and Tariff Regulations]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	47.32	-	-	47.32
	47.32	-	-	*47.32*
SPECIAL RESERVE	75.00	9.00 [a]	63.00 [g]	21.00
	20.60	*75.00 [a]*	*20.60*	*75.00*
CONTINGENCIES RESERVE	210.03	8.70 [a]	39.38 [e]	179.35
	205.84	*4.19 [a]*	-	*210.03*
DEVELOPMENT RESERVE	5.29	-	-	5.29
	5.29	-	-	*5.29*
DEFERRED TAXATION LIABILITY FUND	395.85	-	116.09 [e]	279.76
	395.85	-	-	*395.85*
INVESTMENT ALLOWANCE RESERVE	121.18	-	-	121.18
	121.18	-	-	*121.18*
DEBT REDEMPTION RESERVE	51.94	-	-	51.94
	51.94	-	-	*51.94*
DEBENTURE REDEMPTION RESERVE	56.63	-	-	56.63
	56.63	-	-	*56.63*
OTHER RESERVES:				
CAPITAL RESERVE *(See Note 3)*	0.67	60.99 [f]	-	61.66
	0.67	-	-	*0.67*
CAPITAL REDEMPTION RESERVE	1.60	-	-	1.60
	1.60	-	-	*1.60*
SECURITIES PREMIUM *(See Note 4)*	2,099.32	48.22 [b]	-	2,147.54
Less: Adjustment of Global Depository Shares Issue Expenses *(Schedule "I")*	3.19	-	3.19	Nil
	2,096.13	48.22	(3.19)	2,147.54
	719.61	*1,375.99 [b]*	*(0.53)*	*2,096.13*
DEBENTURE REDEMPTION RESERVE	130.48	31.78 [a]	-	162.26
	79.06	*51.42 [a]*	-	*130.48*
EXCHANGE TRANSLATION RESERVE (Net)	-	59.54 [d]	-	59.54
	-	-	-	*Nil*
GENERAL RESERVE	1,940.17	500.00 [c]	-	2,440.17
	1,590.17	*350.00 [c]*	-	*1,940.17*
PROFIT AND LOSS ACCOUNT	2,105.22	147.99 [c]	-	2,253.21
	1,963.66	*141.56 [c]*	-	*2,105.22*
Total Reserves and Surplus - 2008-09	**7,237.51**	**866.22**	**215.28**	**7,888.45**
- 2007-08	*5,259.42*	*1,998.16*	*20.07*	*7,237.51*

[a] Amount set aside during the year.
[b] Includes Securities Premium received and reversal of provision for Premium payable on FCCB's during the year.
[c] Transfer from Profit and Loss Account.
[d] Net of provision for Tax.
[e] Loss arising on redemption of Statutory Investments.
[f] Consequent to forfeiture of warrants issued to Tata Sons Limited.
[g] Reversal of certain Statutory Appropriations pertaining to Generation Business, no longer required in accordance with the MERC (Terms and Conditions of Tariff) Regulations, 2005.

Previous year's figures are in italics.

Schedule forming part of the Balance Sheet

SCHEDULE 'C' : SECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2008 Rupees Crores
	DEBENTURES :			
(a)	8.25% Secured, Redeemable, Non-Convertible Debentures (1999-2009)	20.08		*57.83*
(b)	10.20% Secured, Redeemable, Non-Convertible Debentures (2001-2010)	87.33		*131.00*
(c)	7.10% Secured, Redeemable, Non-Convertible Debentures (2004-2015)	600.00		*600.00*
(d)	10.10% Secured, Redeemable, Non-Convertible Debentures (2009-2019)	500.00		*Nil*
(e)	10.40% Secured, Redeemable, Non-Convertible Debentures (2009-2019)	500.00		*Nil*
			1,707.41	*788.83*
	OTHER LOANS AND ADVANCES :			
(f)	Term Loan from Asian Development Bank	181.35		*197.11*
(g)	Term Loans from IDBI Bank	930.00		*490.00*
(h)	Term Loan from Industrial Renewable Energy Development Agency	359.04		*91.35*
(i)	Term Loans from Infrastructure Development Finance Company Limited	730.00		*742.00*
(j)	Term Loan from Export Import Bank of India **	23.04		*21.10*
(k)	Lease finance - Vehicle loans (secured by hypothecation of specific assets) ...	0.87		*0.70*
			2,224.30	*1,542.26*
			3,931.71	***2,331.09***

** In foreign currency.

Security

(i) The Debentures mentioned in *(a)* have been secured by land, moveable and immovable properties in Maharashtra as also receiving stations, sub-stations and godowns in Maharashtra.

(ii) The Debentures mentioned in *(b)* and *(c)* have been secured by land in Village Takve Khurd (Maharashtra), moveable and immovable properties in and outside Maharashtra, as also all transmission stations/lines, receiving stations and sub-stations in Maharashtra.

(iii) The loans from Asian Development Bank and Industrial Renewable Energy Development Agency mentioned in *(f)* and *(h)* respectively have been secured by a charge on the tangible moveable properties, plant & machinery and immovable properties situated at Khandke, Bramanvel, Sadawaghapur, Gadag and Samana in Maharashtra, Karnataka and Gujarat.

(iv) The loans from IDBI Bank mentioned in *(g)* have been secured by a *pari passu* charge on all moveable Fixed Assets (excluding land and building), present and future (except assets of all wind projects both present and future) including moveable machinery, machinery spares, tools and accessories.

(v) The loans from IDFC mentioned in *(i)* have been secured by a charge on the moveable assets except assets of all windmill projects present and future more particularly situated in Supa, Khandke, Bramanvel, Sadawaghapur, Gadag and Samana in Maharashtra, Karnataka and Gujarat.

(vi) The loan from Export Import Bank of India mentioned in *(j)* has been secured by receivables (present and future), book debts and outstanding monies.

(vii) The Debentures mentioned in *(d)* and *(e)* have been secured by land in Village Takve Khurd (Maharashtra) and moveable and immovable properties in and outside Maharashtra.

Redemption

(i) The debentures mentioned in *(a)* are redeemable at par in forty equated quarterly instalments commencing from 15th October, 1999. The Company had the call option to redeem the same at the end of 5 years from 24th November, 1999, by giving 30 days prior period notice, which was not exercised.

(ii) The debentures mentioned in *(b)* are redeemable at par in three equal instalments commencing from 30th July, 2008.

(iii) The debentures mentioned in *(c)* are redeemable at premium in three instalments at the end of 9th, 10th and 11th year from 18th October, 2004. The Company has the call option to redeem the same at a premium of 11.20% at the end of five years from 18th October, 2004.

(iv) The Debentures mentioned in *(d)* and *(e)* are redeemable at par at the end of 10 years from the respective dates of allotment viz. on 25th April, 2018 and on 20th June, 2018.

Schedules forming part of the Balance Sheet

SCHEDULE "D" : UNSECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2008 Rupees Crores
	SHORT TERM LOANS AND ADVANCES - FROM BANKS :			
(a)	Temporary overdrawn balance in bank current accounts	33.02		*71.54*
(b)	Buyers Credit **	Nil		*167.19*
(c)	Short Term Borrowing from Banks	600.00		*Nil*
	FROM OTHERS :			
(d)	Short Term Borrowing from Companies	5.07		*46.57 @*
			638.09	*285.30*
	@ Includes Rs. 41.50 crores from Af-Taab Investment Co. Ltd. (a Subsidiary Company)			
	OTHER LOANS AND ADVANCES :			
(e)	8.5% Euro Notes (2017) **	303.78		*238.88*
(f)	1% Foreign Currency Convertible Bonds (2010) *(See Note 4)* (repayable within one year - Rs. 73.04 crores - *31st March, 2008 - Rs. 97.00 crores*) **	73.04		*97.00*
(g)	Commercial Paper (maximum amount outstanding during the year - Rs. 168.00 crores - *31st March, 2008 - Rs. 500.00 crores*) (repayable within one year)	168.00		*Nil*
(h)	Sales Tax Deferral (repayable in 2014-2018)	83.58		*85.00*
			628.40	*420.88*
			1,266.49	***706.18***

** Repayable in foreign currencies.

SCHEDULE "E" : FIXED ASSETS

Rupees Crores

	GROSS BLOCK				DEPRECIATION / AMORTISATION				NET BLOCK	
	As at 01-04-2008 *(at cost)*	Additions	Deductions/ Reclassification	**As at 31-03-2009** ***(at cost)***	As at 01-04-2008	For the year	Deductions	**As at 31-03-2009**	**As at 31-03-2009**	As at 31-03-2008
INTANGIBLE ASSETS:										
1. TECHNICAL KNOW-HOW	0.95	-	-	0.95	0.94	*	-	0.94	0.01	0.01
2. LICENCES	0.26	-	-	0.26	0.26	-	-	0.26	Nil	Nil
TANGIBLE ASSETS:										
3. LAND (including land development)	24.12	8.90 !	3.39	29.63 #	-	-	-	-	29.63	24.12
4. LEASEHOLD LAND	6.21	97.81	-	104.02	0.44	0.44	-	0.88	103.14	5.77
5. HYDRAULIC WORKS	475.29	2.91	0.02	478.18	108.56	14.27	0.02	122.81	355.37	366.73
6. BUILDINGS	524.21	164.31 $	0.14	688.38 @	188.21	24.20	0.11	212.30	476.08	336.00
7. COAL JETTY	-	104.82	-	104.82	-	2.07	-	2.07	102.75	Nil
8. RAILWAY SIDINGS, ROADS, CROSSINGS, ETC	26.20	9.75	-	35.95	7.81	0.84	-	8.65	27.30	18.39
9. PLANT AND MACHINERY	4,548.84	2,012.07	10.09	6,550.82	2,715.07	239.82	5.74	2,949.15	3,601.67	1,833.77
10. TRANSMISSION LINES, CABLE NETWORK, ETC	770.33	109.66	0.05	879.94	381.82	37.68	0.05	419.45	460.49	388.51
11. FURNITURE, FIXTURES AND OFFICE EQUIPMENT	37.81	5.97	1.27	42.51	22.93	3.15	1.14	24.94	17.57	14.88
12. MOTOR VEHICLES, LAUNCHES, BARGES, ETC.	42.85	5.67	3.74	44.78	28.70	5.97	3.23	31.44	13.34	14.15
13. MOTOR VEHICLES UNDER FINANCE LEASE	0.87	0.44	-	1.31	0.24	0.37	-	0.61	0.70	0.63
14. HELICOPTERS	24.31	-	-	24.31	21.78	0.04	-	21.82	2.49	2.53
TOTAL - 2008-2009	**6,482.25**	**2,522.31**	**18.70**	**8,985.86**	**3,476.76**	**328.85**	**10.29**	**3,795.32**	**5,190.54**	**3,005.49**
- 2007-2008	*6,229.97*	*268.06*	*15.78*	*6,482.25*	*3,199.66*	*290.50*	*13.40*	*3,476.76*	*3,005.49*	-

! In respect of land costing Rs. 6.30 crores, registration of title in favour of the Company is pending completion of legal formalities.

@ Buildings include Rs.* being cost of ordinary shares in co-operative housing societies.

Rs. 3.39 crores has been reclassified from Land to Property under Development.

$ Additions to Buildings consists of :

Civil Structures containing Thermal/Hydro Generating Plant	Rs. 135.91 crores
Office Buildings	Rs. 2.95 crores
Others	Rs. 25.45 crores

Schedule forming part of the Balance Sheet

SCHEDULE 4 INVESTMENTS

	Quantity: Opening Balance	Quantity: Additions	Quantity: Deductions/ Cancellations	Quantity: Closing Balance	Face Value Rupees Crores	Cost as at 31-03-2009 Rupees Crores	*Cost as at 31-03-2008 Rupees Crores*
1. CONTINGENCIES RESERVE INVESTMENTS -							
A. Government of India Securities - (Unquoted)							
5.48% GOI (2009)	-	5,00,000 @	-	5,00,000	5.00	4.92	*Nil*
7.00% GOI (2009)	-	10,00,000 @	-	10,00,000	10.00	9.91	*Nil*
5.87% GOI (2010)	-	10,00,000 @	-	10,00,000	10.00	9.76	*Nil*
7.50% GOI (2010)	-	4,26,550 @	-	4,26,550	4.27	4.23	*Nil*
11.30% GOI (2010)	-	27,56,054 @	-	27,56,054	27.56	28.05	*Nil*
9.39% GOI (2011)	-	25,00,000 @	-	25,00,000	25.00	25.07	*Nil*
6.85% GOI (2012)	9,08,700	-	-	9,08,700	9.09	9.06	*9.00*
9.00% GOI (2013)	-	10,00,000 @	-	10,00,000	10.00	9.96	*Nil*
7.59% GOI (2016)	19,000	-	-	19,000	0.19	0.19	*0.19*
7.49% GOI (2017)	7,36,000	-	-	7,36,000	7.36	7.28	*7.20*
7.99% GOI (2017)	-	12,46,000 @	-	12,46,000	12.46	12.41	*Nil*
						120.84	*16.39*
B. Other Securities - (Quoted)							
6.75% Unit Trust of India - Tax-free US 64 Bonds 2008	87,56,054	-	87,56,054 !!	-	-	Nil	*126.94*
C. Other Securities - (Unquoted)							
5.50% NABARD Capital Gain Bonds (2009)	15,500	-	15,500 !!	-	-	Nil	*15.50*
5.50% NABARD Capital Gain Bonds (2011)	19,980	-	-	19,980	19.98	19.94	*19.94*
8.00% EXIM Bank Bonds (2009)	320	-	-	320	32.00	32.00	*32.00*
						51.94	*67.44*
						172.78	*210.77*
2. DEFERRED TAXATION LIABILITY FUND INVESTMENTS -							
A. Government of India Securities - (Unquoted)							
11.99% GOI (2009)	-	40,00,000 @	-	40,00,000	40.00	40.00	*Nil*
7.55% GOI (2010)	-	25,00,000 @	-	25,00,000	25.00	24.69	*Nil*
11.30% GOI (2010)	-	57,43,946 @	-	57,43,946	57.44	58.43	*Nil*
9.39% GOI (2011)	-	35,00,000 @	-	35,00,000	35.00	35.28	*Nil*
6.85% GOI (2012)	40,91,300	-	-	40,91,300	40.91	40.80	*40.53*
9.00% GOI (2013)	-	10,00,000 @	-	10,00,000	10.00	10.00	*Nil*
7.99% GOI (2017)	-	4,52,000 @	-	4,52,000	4.52	4.51	*Nil*
						213.71	*40.53*
B. Other Securities - (Quoted)							
6.75% Unit Trust of India - Tax-free US 64 Bonds 2008	1,75,99,774	-	1,75,99,774 !!	-	-	Nil	*292.09*
C. Other Securities - (Unquoted)							
5.50% NABARD Capital Gain Bonds (2011)	15,000	-	-	15,000	15.00	15.00	*15.00*
9.40% IDBI Flexibonds (2010)	20,000	-	-	20,000	10.00	9.97	*9.97*
7.85% EXIM Bonds F6 Series (2012)	40	-	-	40	40.00	39.84	*39.84*
						64.81	*64.81*
						278.52	*397.43*
3. TRADE INVESTMENTS -							
A. Ordinary Shares - (Quoted) fully paid up							
Tata Teleservices (Maharashtra) Ltd.	13,72,63,174	-	-	13,72,63,174	137.26	119.67	*119.67*
Tata Communications Ltd.	25,75,837	45,00,000 @	-	70,75,837	7.07	213.82	*121.84*
						333.49	*241.51*
B. *Ordinary Shares - (Unquoted) fully paid up*							
Tata Services Ltd.	1,112	-	-	1,112	0.11	0.11	*0.11*
The Associated Building Co. Ltd.	1,400	-	-	1,400	0.13	0.13 **	*0.13* **
Yashmun Engineers Ltd.	9,600	-	-	9,600	0.10	0.01	*0.01*
Tata Projects Ltd.	1,61,250	8,06,250 ##	-	9,67,500	9.68	85.01	*85.01*
Tata Teleservices Ltd.	71,13,60,000	-	38,29,62,177 !! & !!!	32,83,97,823	328.40	735.48	*796.58*
Panatone Finvest Ltd.	50,00,00,000	-	-	50,00,00,000	500.00	500.00	*500.00*
Indian Energy Exchange Ltd.	12,50,000	-	-	12,50,000	1.25	1.25	*1.25*
Mandakini Coal Company Ltd.	-	30,00,000 !	-	30,00,000	3.00	3.00	*Nil*
Dagachhu Hydro Power Corporation Ltd.	-	8,42,400 !	-	8,42,400	Nu 84,24,00,000	11.96	*Nil*
Tubed Coal Mines Ltd.	7,80,000	4,00,000 !	-	11,80,000	1.18	1.18	*0.78*
						1,338.13	*1,383.87*
C. Debentures - (Unquoted) fully paid up							
Tata Projects Ltd.	93,750	-	-	93,750	28.13	28.13	*28.13*
Panatone Finvest Ltd.	100	-	-	100	100.00	100.00	*100.00*
						128.13	*128.13*
						1,799.75	*1,753.51*
4. INVESTMENTS IN SUBSIDIARY COMPANIES -							
A. Ordinary Shares - (Quoted) fully paid up							
NELCO Ltd.	1,10,99,630	-	-	1,10,99,630	11.10	11.07	*11.07*
B. Ordinary Shares - (Unquoted) fully paid up							
Chemical Terminal Trombay Ltd.	2,11,200	-	-	2,11,200	2.11	42.88	*42.88*
Af-Taab Investment Co. Ltd.	13,39,200	-	-	13,39,200	13.39	85.72	*85.72*
Powerlinks Transmission Ltd.	23,86,80,000	-	-	23,86,80,000	238.68	238.68	*238.68*
Tata Power Trading Co. Ltd.	20,00,000	-	-	20,00,000	2.00	2.00	*2.00*
Maithon Power Ltd.	17,01,39,120	8,88,00,000 !	-	25,89,39,120	258.94	259.17	*170.37*
Industrial Energy Ltd.	7,40,00,000	17,24,20,000 !	-	24,64,20,000	246.42	246.42	*74.00*
Coastal Gujarat Power Ltd.	40,00,00,000	41,80,00,000 !	-	81,80,00,000	818.00	818.00	*400.00*
Bhira Investments Ltd.	10,00,000	-	-	10,00,000	USD 10,00,000	4.10	*4.10*
Bhivpuri Investments Ltd.	7,46,250	-	-	7,46,250	Euro 7,46,250	4.08	*4.08*
Veltina Holdings Ltd.	2,000	-	-	2,000	Euro 2,000	0.01	*0.01*
Khopoli Investments Ltd.	7,350	-	-	7,350	USD 7,350	0.03	*0.03*
Trust Energy Resources Pte. Ltd.	10,00,000	7,07,76,106 !	-	7,17,76,106	USD 7,17,76,106	318.45	*4.04*
North Delhi Power Ltd.	18,76,80,000	9,38,40,000 ##	-	28,15,20,000	281.52	200.93	*200.93*
						2,220.47	*1,226.84*
C. Preference Shares - (Unquoted) fully paid up							
Tata Power Trading Co. Ltd.	1,80,00,000	-	-	1,80,00,000	18.00	18.00	*18.00*
						2,249.54	*1,255.91*
Carried over...						4,500.59	*3,617.62*

Schedule forming part of the Balance Sheet

Schedule "F" : INVESTMENTS *(Contd.)*

	Quantity: Opening Balance	Additions	Deductions/ Cancellations	Closing Balance	Face Value Rupees Crores	Cost as at 31-03-2009 Rupees Crores	*Cost as at 31-03-2008 Rupees Crores*
Brought forward...						4,500.59	*3,617.62*
5. OTHER INVESTMENTS -							
A. Ordinary Shares - (Quoted) fully paid up							
PSI Data Systems Ltd.	1,35,244	-	-	1,35,244	0.14	6.45 **	*6.45 ***
HDFC Bank Ltd.	1,500	-	-	1,500	*	*	*
Industrial Development Bank of India	1,42,720	-	-	1,42,720	0.14	1.14	*1.14*
Voltas Ltd.	2,33,420	-	-	2,33,420	0.02	0.25	*0.25*
Tata Consultancy Services Ltd.	226	-	-	226	*	*	*
						7.84	*7.84*
B. Ordinary Shares - (Unquoted) fully paid up							
Tata Industries Ltd.	35,51,903	-	-	35,51,903	35.52	40.09	*40.09*
Rujuvalika Investments Ltd.	1,83,334	-	-	1,83,334	0.18	0.30	*0.30*
Tata BP Solar India Ltd.	33,21,000	-	-	33,21,000	33.21	111.43	*111.43*
Tata Ceramics Ltd.	91,10,000	-	-	91,10,000	1.82	9.11 **	*9.11 ***
Tata Sons Ltd.	6,673	-	-	6,673	0.67	241.95	*241.95*
India Natural Gas Co. Pvt. Ltd. (liquidated during the year)	1,00,000	-	1,00,000 !!	-	-	Nil	*1.00 ***
Haldia Petrochemicals Ltd.	2,24,99,999	-	-	2,24,99,999	22.50	22.50	*22.50*
						425.38	*426.38*
C. Preference Shares - (Unquoted) fully paid up							
Rallis India Ltd.	50,00,000	-	-	50,00,000	5.00	5.00	*5.00*
Tata BP Solar India Ltd.	22,05,000	-	-	22,05,000	22.05	22.05	*22.05*
						27.05	*27.05*
D. Government of India Securities - (Unquoted)							
8.07% GOI (2017)	-	3,000 @	-	3,000	0.03	0.03	*Nil*
						0.03	*Nil*
E. Other Securities - (Quoted)							
6.75% Unit Trust of India - Tax-free US 64 Bonds 2008	31,12,268	-	31,12,268 !!	-	-	Nil	*38.39 ***
F. Other Securities - (Unquoted)							
5.50% NABARD Capital Gain Bonds (2011)	1,31,330	-	-	1,31,330	131.33	131.09	*131.09*
5.20% NABARD Capital Gain Bonds (2011)	1,24,540	-	1,24,540 !!	-	-	Nil	*124.37*
5.50% Rural Electrification Corporation Bonds (2011)	21,990	-	-	21,990	21.99	21.95	*21.95*
J M Equity Fund - Units	5,00,000	-	-	5,00,000	0.50	0.50	*0.50*
Taurus Mutual Fund - Bonanza Exclusive Growth	6,66,667	-	-	6,66,667	0.67	0.50	*0.50*
Templeton India Growth Fund	2,50,000	-	-	2,50,000	0.25	0.25	*0.25*
UTI Balanced Fund	95,587	-	-	95,587	0.10	0.11	*0.11*
# Birla Cash Plus Institutional Premium Plan - Growth	2,21,15,131	72,66,76,264 @	69,64,89,912 !!	5,23,01,483	52.30	73.50	*28.52*
# Tata Liquid Super High Investment Plan	-	65,57,283 @	58,58,295 !!	6,98,988	69.90	113.69	*Nil*
# HDFC Cash Management Plan - Growth	-	10,82,13,565 @	10,27,72,987 !!	54,40,578	5.44	10.00	*Nil*
# ICICI Prudential Liquid Super Institutional Plan - Growth	-	148,22,60,182 @	136,97,62,476 !!	11,24,97,706	112.50	145.95	*Nil*
# ING Liquid Fund Super Institutional - Growth	2,44,57,378	92,49,65,984 @	94,94,23,362 !!	-	-	Nil	*29.50*
						497.54	*336.79*
						957.84	*836.45*
						5,458.43	*4,454.07*
** Provision for diminution in value of Investments other than temporary.						(14.96)	*(24.07)*
						5,443.47	*4,430.00*

	As at 31-03-2009 Rupees Crores	*As at 31-03-2008 Rupees Crores*
Notes: (1) Aggregate of Quoted Investments - Cost	352.40	*717.84*
- Market Value	719.95	*910.02*
(2) Aggregate of Unquoted Investments - Cost	5,106.03	*3,736.23*

(3) During the year, the Company acquired and sold the following Investments:

	No. of units	Purchase Cost Rupees Crores
HSBC Institutional Plus	8,32,55,754	110.00
LICMF Liquid Fund - Growth Plan	8,01,56,262	122.70
Principal Liquid Fund- Growth	33,09,26,957	430.35
Kotak Liquid	75,42,87,220	1,269.83
Kotak Plan - FMP	5,00,00,000	50.00
ICICI Prudential FMP Series 47	13,00,00,000	130.00
UTI Liquid Cash Plan Institutional - Growth Option	47,65,100	642.11
Tata Fixed Horizon Fund Series 18 Scheme C - Institutional Plan - Growth- FMP	5,00,00,000	50.00
SBI- FMP	5,00,00,000	50.00
SBI Premier Growth option	11,78,23,790	157.00
		3,011.99

Nu - Bhutan Ngultrum
\# Current Investments - all other investments are long term investments.
\#\# Bonus shares allotted during the year.
@ Acquired during the year.
! Subscribed during the year.
!! Sold/redeemed during the year.
!!! Inclusive of 35,56,80,000 shares cancelled consequent to scheme of capital restructuring.

Schedule forming part of the Balance Sheet

SCHEDULE "G" : CURRENT ASSETS, LOANS AND ADVANCES

	Rupees Crores	Rupees Crores	As at 31-03-2008 Rupees Crores
CURRENT ASSETS -			
(a) *Inventories* -			
(i) Stores and Spare Parts	166.61		157.39
(ii) Loose Tools	0.24		0.21
(iii) Fuel	242.36		204.38
(iv) Fuel in transit	226.17		111.56
(v) *Property under development*	8.76		Nil
(vi) Work-in-progress	Nil		0.07
		644.14	473.61
(b) Sundry Debtors - (including debtors considered doubtful) -			
(i) Debts outstanding for more than six months	517.17		465.43
Other debts	865.12		815.54
	1,382.29 # @		1,280.97 # @
Less: Provision for Doubtful Debts	17.32		18.45
	1,364.97		1,262.52
(ii) Tariff Adjustment Account *[See Note 1 (o) (ii)]*	223.00		152.00
		1,587.97	1,414.52
Notes -			
Sundry Debtors fully secured	6.92		12.93
Sundry Debtors unsecured and considered good	1,581.05		1,401.59
Sundry Debtors considered doubtful	17.32		18.45
	1,605.29		1,432.97
# Includes Rs. 22.08 crores *(31st March, 2008 - Rs. 26.82 crores)*, which, in accordance with the terms of the contracts were not due for payments as at 31st March, 2009.			
@ Includes Rs. 50.78 crores *(31st March, 2008 - Rs. 14.75 crores)* due from Subsidiaries.			
(c) Cash and Bank Balances-			
(i) Cash and Cheques on Hand (includes cheques on hand Rs. 1.01 crore - *31st March, 2008 - Rs. 5.18 crores*)	1.16		5.35
(ii) Current Accounts with Scheduled Banks	42.96		23.01
(iii) Current Accounts with Standard Chartered Bank - Singapore and Jakarta branches - Non-Scheduled Bank (maximum amount outstanding during the year - Rs. 1.63 crores - *Previous Year - Rs. 0.34 crore*)	1.38 !		0.34 !
(iv) Term Deposits with Standard Chartered Bank – London - Non-Scheduled Bank	* !		* !
		45.50	28.70
! In foreign currency.			
(d) *Other Current Assets* -			
(i) Assets held for disposal	25.52		30.00
(ii) Interest accrued on Investments	23.01		29.36
		48.53	59.36
		2,326.14	**1,976.19**
LOANS AND ADVANCES - Considered good - unless otherwise stated -			
(Unsecured)			
(a) Advances with customs, port, excise and other public bodies		2.99	0.47
(b) VAT/Sales Tax receivable (Inputs) (Net)		33.22	33.84
(c) Shareholders Loans:			
Bhira Investments Ltd. (a Subsidiary Company)	1,392.23		1,078.89
Trust Energy Resources Pte. Ltd. (a Subsidiary Company)	180.48		Nil
Khopoli Investments Ltd. (a Subsidiary Company) (including interest accrued Rs. 7.52 crores - *31st March, 2008 - Rs. Nil*)	160.51		Nil
		1,733.22	1,078.89
(d) Deposits with NELCO Ltd. (a Subsidiary Company) (including interest accrued Rs. 0.07 crore - *31st March, 2008 - Rs. 0.05 crore*)		0.07	27.05
(e) Deposits with Industrial Energy Ltd. (a Subsidiary Company) (including interest accrued Rs. 1.06 crore - *31st March, 2008 - Rs. 5.02 crores*)		31.36	176.07
(f) Advances to Subsidiaries/Joint Venture:			
Maithon Power Ltd.	0.04		Nil
Industrial Energy Ltd.	0.01		4.76
Powerlinks Transmission Ltd	0.01		0.02
Tata Power Trading Co. Ltd	0.06		0.39
North Delhi Power Ltd.	0.56		0.34
Bhira Investments Ltd.	0.04		0.03
Bhivpuri Investments Ltd.	0.05		0.02
Trust Energy Resources Pte. Ltd.	0.71		0.73
Energy Eastern Pte. Ltd.	Nil		0.67
Coastal Gujarat Power Ltd.	0.16		0.17
		1.64	7.13
(g) Deposits with other Companies	1.27		1.27
Less: Provision for doubtful deposits	1.27		1.27
		Nil	Nil
(h) Other Deposits	289.40		274.29
Less: Provision for doubtful deposits	8.94		8.79
		280.46	265.50
(i) Other Advances (including advances considered doubtful) (including amount due from Directors – Rs. 0.12 crore - *31st March, 2008 - Rs. 0.19 crore* – maximum amount due during the year – Rs. 0.13 crore - *31st March, 2008 - Rs. 0.21 crore*)	248.94		278.05
Less: Provision for doubtful advances	Nil		Nil
		248.94	278.05
(j) Payment of Taxes (net of provisions and including Fringe Benefit Tax)		4.11	20.99
(k) MAT credit receivable		18.99	11.33
		2,355.00	**1,899.32**
		4,681.14	**3,875.51**

Schedules forming part of the Balance Sheet

SCHEDULE "H" : CURRENT LIABILITIES AND PROVISIONS

	Rupees Crores	Rupees Crores	As at 31-03-2008 Rupees Crores
CURRENT LIABILITIES -			
(a) Consumers Benefit Account	46.82		46.82
(b) Sundry Creditors - Total outstanding dues of Micro and Small Enterprises (See Note 10)	2.11		0.13
(c) Sundry Creditors - Total outstanding dues of creditors other than Micro and Small Enterprises	833.18		640.41
(d) Tariff Adjustment Account [See Note 1 (o) (ii)]	265.19		358.24
(e) Advance and progress payments	37.59		42.96
(f) Interest accrued but not due on Secured Loans	75.31		40.12
(g) Interest accrued but not due on Unsecured Loans	7.87		2.33
(h) Investor Education and Protection Fund shall be credited by the following amounts namely:- **			
(i) Unpaid Dividend	7.10		7.61
(ii) Unpaid Matured Debentures	*		*
(iii) Interest	0.11		0.12
(iv) Unpaid Matured Deposits	0.18		0.18
(i) Other Liabilities	24.98		28.72
(j) Security Deposits from Consumers	27.00		26.93
(k) Sundry Deposits	91.89		59.30
		1,419.33	1,253.87
** Includes amounts aggregating Rs.0.66 crore (31st March, 2008 - Rs.0.58 crore) outstanding for more than seven years pending legal cases.			
PROVISIONS -			
(a) Provision for Wealth Tax	1.79		1.20
(b) Provision for Proposed Dividend	255.26		231.98
(c) Provision for Additional Income-tax on Dividend	31.63		25.35
(d) Provision for Employee Benefits	209.97		168.17
(e) Provision for Premium on redemption of Debentures	134.70		134.70
(f) Provision for Premium on redemption of Foreign Currency Convertible Bonds	11.49		15.26
(g) Provision for future foreseeable losses on contracts, etc.	3.24		5.64
(h) Provision for Warranties	3.91		3.14
		651.99	585.44
		2,071.32	1,839.31

SCHEDULE "I" : MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure incurred Till 31-03-2009 Rupees Crores	Amount Written off Till 31-03-2008 Rupees Crores	Amount Written off During the Year Rupees Crores	Closing Balance Rupees Crores	As at 31-03-2008 Rupees Crores
Expenses towards Rights Shares issued in 1993	3.66	2.60	1.06	Nil	1.06
Global Depository Shares (GDS) issue expenses	11.12	7.93	3.19	Nil	3.19
Discount on issue of Euro Notes	5.54	4.92	0.62	Nil	0.62
Voluntary Retirement Scheme Compensation	26.81	26.80	0.01	Nil	0.01
	47.13	42.25	4.88	Nil	4.88
Less: GDS issue expenses adjusted against Securities Premium				Nil	3.19
				Nil	1.69

Schedule forming part of the Profit and Loss Account

SCHEDULE "1" : REVENUE AND OTHER INCOME

		Rupees Crores	Rupees Crores	Previous Year Rupees Crores
1.	REVENUE -			
(a)	Revenue from Power Supply and Transmission Charges	7,069.60		*5,796.82*
	Less: Revenue capitalised	(5.65)		*Nil*
		7,063.95		*5,796.82*
	Less: Cash Discount	(46.43)		*(32.89)*
	Add: Income to be recovered in future tariff determination	54.00		*33.40*
		7,071.52		*5,797.33*
(b)	Revenue from Contracts:			
	Electronic Products	92.03		*50.39*
	Less: Excise Duty	(0.60)		*(0.18)*
		91.43		*50.21*
	Transmission EPC Business	6.86		*13.19*
	Project Management Services	23.41		*10.26*
		121.70		*73.66*
(c)	Rental of Land, Buildings, Plant and Equipment, etc.	10.69		*10.75*
(d)	Income in Respect of Services rendered	14.46		*5.72*
(e)	Miscellaneous Revenue and Sundry Credits	16.88		*16.83*
(f)	Provision for Doubtful Debts and Advances written back (Net)	0.98		*5.35*
(g)	Profit on sale/retirement of Assets (Net) (including capital profit Rs. Nil - *Previous Year - Rs. 4.33 crores*)	Nil		*6.27*
			7,236.23	***5,915.91***
2.	OTHER INCOME -			
(a)	Interest on Government and Other Securities, Loans, Advances, Deposits etc. (including Income-tax deducted Rs. 1.48 crores - *Previous Year - Rs. 1.48 crores*)	26.21		*41.31*
(b)	Interest on Contingencies Reserve Investments (including Income-tax deducted Rs.Nil - *Previous Year - Rs. 0.58 crore*) #	11.42		*5.43*
(c)	Interest on Deferred Taxation Liability Fund Investments (including Income-tax deducted Rs. 0.05 crore - *Previous Year - Rs. 0.92 crore*) #	18.76		*7.71*
(d)	Interest from Subsidiaries (including Income-tax deducted Rs. 5.12 crores - *Previous Year - Rs. 2.12 crores*)	30.14		*9.36*
(e)	Interest on US 64 Tax-free Bonds from Unit Trust of India (including Rs. 0.99 crore - *Previous Year Rs. 5.91 crores* on Contingencies Reserve Investments and Rs. 1.98 crores - *Previous Year - Rs. 11.88 crores* on Deferred Taxation Liability Fund Investments)	3.32		*19.89*
(f)	Interest from Trade Investments (including Income-tax deducted Rs. 0.53 crore - *Previous Year - Rs. 0.51 crore*)	2.36		*2.26*
(g)	Interest from Other Investments	10.57		*14.91*
(h)	Dividend from Trade Investments	3.19		*8.44*
(i)	Dividend from Subsidiaries	82.83		*4.36*
(j)	Dividend from Other Investments	11.47		*10.15*
(k)	Premium/(Discount) amortised/accrued on Bonds (Net)	(1.22)		*Nil*
(l)	Profit on Sale of Investments (Net) (including Rs. 255.78 crores - *Previous Year - Rs. 314.52 crores* in respect of Long Term Investments)	285.25		*342.02*
(m)	Provision for diminution in value of Investments written back	0.78		*Nil*
(n)	Guarantee Commission received from Subsidiaries	2.94		*Nil*
(o)	Gain on Exchange (Net)	144.33		*32.01*
			632.35	***497.85***
			7,868.58	***6,413.76***

\# Excluding on US 64 Tax-free Bonds from Unit Trust of India.

Schedule forming part of the Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
1. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -			
(a) Salaries, Wages and Bonus (excluding Rs. 0.78 crore on Repairs and Maintenance - *Previous Year - Rs. 0.49 crore*)	196.17		168.68
(b) Company's contribution to Provident Fund	8.60		8.52
(c) Retiring Gratuities	19.84		11.88
(d) Welfare Expenses	46.11		38.86
(e) Contribution to Superannuation Fund	11.74		10.82
(f) Leave Encashment Scheme	22.55		23.51
(g) Pension Scheme	4.05		2.27
	309.06		264.54
Less: Employee cost capitalised	12.06		8.24
Less: Employee cost recovered	5.10		6.61
		291.90	249.69
2. OPERATION EXPENSES-			
(a) Stores, Oil, etc. consumed (excluding Rs. 37.09 crores on Repairs and Maintenance - *Previous Year - Rs. 36.99 crores*)	21.71		14.62
(b) Rental of Land, Buildings, Plant and Equipment, etc.	12.83		11.91
(c) Repairs and Maintenance -			
(i) To Buildings and Civil Works	23.95		26.92
(ii) To Machinery and Hydraulic Works	122.96		117.46
(iii) To Furniture, Vehicles, etc.	3.36		2.74
	150.27		147.12
(d) Rates and Taxes	28.05		26.07
(e) Insurance	12.65		15.81
(f) Components consumed	31.40		21.47
(g) Cost of materials and erection charges	6.92		17.43
(h) Other Operation Expenses	53.66		52.89
(i) Provision for future foreseeable losses on contracts	(2.40)		1.31
(j) Agency Commission	0.18		0.24
		315.27	308.87
3. TRANSMISSION CHARGES		62.78	53.69
4. ADMINISTRATION EXPENSES -			
(a) Rent	0.42		1.40
(b) Rates and Taxes	1.39		1.15
(c) Insurance	0.68		0.71
(d) Other Administration Expenses	17.16		15.81
(e) Directors' Fees	0.30		0.25
(f) Auditors' Fees *(See Note 22)*	3.20		3.44
(g) Government Audit Fees	0.01		0.01
(h) Cost of Services Procured	28.07		16.06
(i) Miscellaneous Expenses	59.98		36.73
(j) Bad Debts	Nil		10.10
(k) Loss on sale/retirement of Assets (Net) (including capital profit Rs 0.90 crore - *Previous Year - Rs. Nil*)	0.88		Nil
		112.09	85.66
Carried Over...		782.04	697.91

Schedules forming part of the Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES (Contd.)

	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
Brought Forward...		782.04	697.91
5. PROVISION IN RESPECT OF CURRENT ASSETS HELD FOR DISPOSAL		4.48	13.97
6. DECREASE IN WORK-IN-PROGRESS -			
Opening Balance	0.07		0.81
Less: Closing Balance	Nil		0.07
		0.07	0.74
7. AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE - *(Schedule "I")*		4.88	5.01
8. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(3.15)	(2.22)
		788.32	**715.41**

SCHEDULE "3" : INTEREST AND FINANCE CHARGES

	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INTEREST :			
(a) INTEREST ON DEBENTURE LOANS	137.12		55.34
(b) INTEREST ON FIXED PERIOD LOANS - EURO NOTES AND FCCB	25.14		46.17
(c) INTEREST ON FIXED PERIOD LOANS - OTHERS (Rs. 0.67 crore paid to a Subsidiary *- Previous Year - Rs 0.45 crore)*	225.50		115.26
(d) OTHER INTEREST AND COMMITMENT CHARGES	34.86		7.99
	422.62		224.76
Less: INTEREST CAPITALISED	116.83		57.16
		305.79	**167.60**
FINANCE CHARGES -			
(a) COMMISSION AND BROKERAGE	2.03		2.05
(b) OTHER FINANCE CHARGES	19.94		4.22
		21.97	**6.27**
		327.76	**173.87**

SCHEDULE "4" : STATUTORY APPROPRIATIONS

	Rupees Crores	Previous Year Rupees Crores
(a) CONTINGENCIES RESERVE	8.70	4.19
(b) SPECIAL RESERVE (Net) (including Rs. 63.00 crores written back in respect of previous year - *Previous Year - Rs. 20.60 crores)*	(54.00)	54.40
	(45.30)	**58.59**

Schedule "J" - Notes forming part of the Accounts

1. Major Accounting Policies:-

(a) Basis for preparation of accounts:

The financial statements have been prepared and presented under the historical cost convention, on the accrual basis of accounting and in accordance with the generally accepted accounting principles in compliance with the relevant provisions of the Companies Act, 1956.

(b) Use of estimates:

The preparation of financial statements requires the management of the Company to make estimates and assumptions that affect the reported balance of assets and liabilities, revenues and expenses and disclosures relating to the contingent liabilities. The management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods. Examples of such estimates include provision for employee benefit plans, provision for income taxes, etc.

(c) Fixed Assets:

All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs and also includes borrowing costs as estimated to be attributable to the acquisition and construction of fixed assets upto the date the asset is ready for use.

(d) Depreciation/Amortisation:

(i) Depreciation for the year in respect of assets relating to the electricity business of the Company as Licensee has been provided on straight line method in terms of the repealed Electricity (Supply) Act, 1948 on the basis of Central Government Notification No. S.O.265(E) dated 27th March, 1994, except that computers acquired on or after 1st April, 1998 are depreciated at the rate of 33.40% p.a. on the basis of approval obtained from the State Government.

(ii) Depreciation for the year in respect of assets relating to the electricity business of the Company as other than a Licensee has been provided on straight line method in terms of the repealed Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.266(E) dated 29th March, 1994.

(iii) In respect of assets relating to the other business of the Company, depreciation has been provided for on written down value basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except in the case of technical know-how which is written off on a straight line basis over a period of six years.

(iv) Assets costing less than Rs. 5,000/- are depreciated at the rate of 100%.

(v) Leasehold Land is amortised over the period of the lease.

(vi) Depreciation on additions/deletions of assets is provided on pro-rata basis.

(vii) Depreciation rates used for various classes of assets are:

Hydraulic Works	-	1.95% to 3.40%
Buildings	-	3.02% to 33.40%
Railway Sidings, Roads, Crossings, etc.	-	3.02% to 5.00%
Plant and Machinery	-	1.80% to 45.00%
Transmission Lines, Cable Network, etc.	-	3.02% to 13.91%
Furniture, Fixtures and Office Equipment	-	12.77% to 18.10%
Motor Vehicles, Launches, Barges, etc.	-	25.89% to 33.40%
Helicopters	-	33.40%.

Depreciation so provided has been determined as being not less than the depreciation which would have been recognized in the Profit and Loss Account had the rates and the manner prescribed under Schedule XIV to the Companies Act, 1956, been applied.

(e) Leases:

(i) Finance Lease:

Assets taken on finance lease are accounted for as fixed assets in accordance with Accounting Standard (AS 19) – "Leases". Accordingly, the assets are accounted at fair value. Lease payments are apportioned between finance charge and reduction in outstanding liability.

(ii) Operating Lease:

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on straight-line basis.

(f) Investments:

Long term investments are carried at cost, less provision for diminution other than temporary, if any, in the value of such investments. Current investments are carried at lower of cost and fair value.

(g) Inventories:

Inventories of stores, spare parts, fuel and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress and property under development are valued at lower of cost and net realisable value. Cost includes cost of land, material, labour, manufacturing and other overheads.

(h) Taxes on Income:

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Credit in respect of Minimum Alternate Tax paid is recognised only if there is convincing evidence of realisation of the same.

Deferred tax, which is computed on the basis of enacted/substantively enacted rates, is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods *(See Note 20)*. Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(i) Research and Development Expenses:

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

(j) Intangible Assets:

Intangible assets are recognized only if it is probable that the future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be measured reliably.

(k) Premium on redemption of Debentures and Foreign Currency Convertible Bonds (FCCB):

Premium payable on redemption of FCCB and Debentures as per the terms of their respective issues is provided fully in the year of issue by adjusting against the Securities Premium Account.

(l) Warranty Expenses:

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(m) Foreign Exchange Transactions:

(i) Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction.

(ii) All monetary assets and monetary liabilities in foreign currencies other than net investments in non-integral foreign operations are translated at the relevant rates of exchange prevailing at the year end and exchange differences are recognised in the Profit and Loss Account.

(iii) Exchange differences relating to monetary items that are in substance forming part of the Company's net investment in non-integral foreign operations are accumulated in Exchange Translation Reserve Account.

(iv) In respect of foreign exchange contracts, the premium or discount arising at the inception of such a contract is amortised as expense or income over the life of the contract.

In terms of notification no. GSR 225 (E) dated 31st March 2009 issued by the Ministry of Corporate Affairs pertaining to revision to Accounting Standard (AS-11) - "The effects of changes in foreign exchange rates" the Company had the option to accumulate certain exchange differences in a "Foreign Currency Monetary Item Translation Difference Account" which option has not been exercised.

(n) Employee Benefits:

(i) Defined Contribution Plan:

Company's contributions paid/payable during the year to Provident Fund, Superannuation Fund, ESIC and Labour Welfare Fund are recognised in the Profit and Loss Account.

(ii) Defined Benefit Plan/Long term compensated absences:

Company's liability towards gratuity, compensated absences, post retirement medical benefit schemes, etc. are determined by independent actuaries, using the projected unit credit method. Past services are recognised on a straight line basis over the average period until the benefits become vested. Actuarial gains and losses are recognised immediately in the Profit and Loss Account as incomes or expenses. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to the market yields at the Balance Sheet date on Government Bonds where the currency and terms of the Government Bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(iii) Short-term employee benefits are recognised as an expense at the undiscounted amount in the Profit and Loss Account of the year in which the related services are rendered.

(o) Revenue Recognition:

(i) Revenue from Power Supply and Transmission Charges are accounted for on the basis of billings to consumers/State Transmission Utility and inclusive of Fuel Adjustment Charges and includes unbilled revenues accrued upto the end of the accounting year.

(ii) The Company determines surplus/deficit (i.e. excess/shortfall of/in aggregate gain over Return on Equity entitlement) for the year in respect of its Licensed Area operations (i.e. Generation, Transmission and Distribution) based on the principles laid down under the (Terms and Conditions of Tariff) Regulation, 2005 notified by Maharashtra Electricity Regulatory Commission (MERC) and the basis of Tariff Order issued by it. In respect of such surplus/deficit, appropriate adjustments as stipulated under the regulations are made during the year. Further, any adjustments that may arise on annual performance review by MERC under the aforesaid Tariff regulations are made after the completion of such review.

(iii) Delayed payment charges and interest on delayed payments for power supply are recognised, on grounds of prudence, as and when recovered.

(iv) Interest income is accounted on an accrual basis. Dividend income is accounted for when the right to receive income is established.

(p) Accounting for Contracts:

Income on contracts in respect of Transmission EPC, Strategic Electronics business and Project Management Services are accounted on "Percentage of Completion" basis measured by the proportion that cost incurred upto the reporting date bear to the estimated total cost of the contract.

(q) Issue Expenses:

(i) Expenses incurred in connection with the issue of Euro Notes, Foreign Currency Convertible Bonds and Debentures are adjusted against Securities Premium Account.

(ii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(r) Expenditure on Amalgamation:

The expenditure incurred is amortised over a period of five years.

(s) Payments under Voluntary Retirement Schemes (VRS):

Compensation paid under VRS is charged to the Profit and Loss Account in the year of exercise of option.

(t) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Company. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment.

Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated income/expenses".

(u) Provision, Contingent Liabilities and Contingent Assets:

A Provision is recognised when the Company has a present legal or constructive obligation as a result of past event and it is probable that an outflow of resource will be required to settle the obligation, in respect of which reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to its present value and are determined based on best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent Liabilities are not recognised in the financial statements. A Contingent Asset is neither recognised nor disclosed in the financial statements.

2. As per the requirement of Accounting Standard (AS-15) (Revised 2005) – "Employee Benefits", the compensation paid under Voluntary Retirement Schemes (VRS) is charged to the Profit and Loss Account in the year of exercise of option, which hitherto was amortised over a period of thirty six months commencing from the month following the month of separation. This change in the accounting policy, however, does not have any material impact on the financial statements for the year.

3. The Company had on 18th June, 2007 issued and allotted 1,03,89,000 Convertible Warrants on preferential basis to Tata Sons Limited which were convertible into shares within a period of 18 months from the date of allotment. Tata Sons Limited did not exercise its right to convert these warrant. Accordingly an amount of Rs. 60.99 crores, representing the initial amount paid on the allotment of such warrants has been forfeited and credited to Capital Reserve.

4. (a) In an earlier year, the Company issued 200,000 1% Foreign Currency Convertible Bonds (FCCB) with face value of $ 1,000 each aggregating to U.S. $ 200 million (Rs. 878.80 crores at issue). The bond holders have an option to convert these Bonds into shares, at an initial conversion price of Rs. 590.85 per share at a fixed rate of exchange on conversion of Rs. 43.38 = U.S. $ 1.00, at any time on or after 6th April, 2005, upto 15th February, 2010. The conversion price is subject to adjustment in certain circumstances. The FCCB may be redeemed, in whole but not in part, at the option of the Company at any time on or after 24th February, 2008 and prior to 15th February, 2010 subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCB fall due for redemption on 25th February, 2010 at 115.734 per cent of their principal amount.

(b) During the year bond holders holding 9,865 bonds *(31st March, 2008 – 1,75,816 bonds)* have opted for conversion of the same into equity shares and accordingly 7,24,281 shares (includes 6,87,572 shares on which divdend of Rs. 0.72 crore has been paid during the year) *(31st March, 2008 – 1,29,08,207 shares)* of Rs. 10 each have been issued at a premium as per terms of issue. Consequently there is an increase in the Subscribed Share Capital by Rs. 0.72 crore *(31st March, 2008 – Rs. 12.91 crores)* and Securities Premium by Rs. 41.39 crores *(31st March, 2008 – Rs. 683.37 crores)*. Further, provision made for premium on redemption of FCCB by debiting Securities Premium in an earlier year has been reversed to the extent it pertains to the converted FCCB. As a result, balance in Securities Premium Account has increased by Rs. 6.83 crores *(31st March, 2008 – Rs. 121.66 crores)*. Hence, the total increase in Securities Premium Account amounted to Rs. 48.22 crores *(31st March, 2008 – Rs. 805.03 crores)*.

5. Contingency Reserve Investments and Deferred Taxation Liability Fund Investments hitherto included the cost of 6.75% Unit Trust of India - Tax-free US Bonds 2008 received on conversion of units in Scheme US-64, which bonds were redeemed during the year. In the terms of Appellate Tribunal for Electricity (ATE) Order dated 25th February, 2009 the appropriations made to Contingency Reserve and Deferred Taxation Liability Fund (DTLF) have been utilised to meet the loss of Rs. 155.47 crores realised on redemption of the above statutory investments.

6. In an earlier year, the Company had commissioned its new 120 MW thermal power unit at Jojobera, Jharkhand. Revenue is recognised on the basis of draft Power Purchase Agreement prepared jointly by the Company and its customer, pending finalisation of the agreement.

7. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Company.

8. (a) The Company has an investment in Tata Teleservices Limited (TTSL) of Rs. 735.48 crores *(31st March, 2008 – Rs. 796.58 crores)* and NELCO Limited (NELCO) Rs. 11.07 crores *(31st March, 2008 – Rs. 11.07 crores)*;

(b) TTSL and NELCO, based on the accounts as certified by their Managements for the year/period ended 31st March, 2009, have accumulated losses which have significantly eroded their net worth. In the opinion of the Management, having regard to the long term nature of their business, there is no diminution other than temporary, in the value of the investments.

9. Capital commitments not provided for are estimated at Rs. 722.90 crores *(31st March, 2008 - Rs. 987.65 crores)*.

10. Micro and small enterprises under the Micro, Small and Medium Enterprises Development Act, 2006 have been determined based on the information available with the Company and the required disclosures are given below:

Rs. crores

			2007-08
(a)	Principal amount remaining unpaid as on 31st March	2.11	*0.13*
(b)	Interest due thereon as on 31st March	-	-
(c)	Interest paid by the Company in terms of Section 16 of Micro, Small and Medium Enterprises Development Act, 2006, along with the amount of the payment made to the supplier beyond the appointed day during the year	-	-
(d)	Interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under Micro, Small and Medium Enterprises Development Act, 2006	-	-
(e)	Interest accrued and remaining unpaid as at 31st March	-	-
(f)	Further Interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise	-	-

11. Contingent Liabilities and Other Commitments:

(a) Claims against the Company not acknowledged as debts Rs. 188.56 crores *(31st March, 2008 - Rs. 177.17 crores)* consists mainly of the following:

(i) Octroi claims disputed by the Company aggregating to Rs. 5.03 crores *(31st March, 2008 - Rs. 5.03 crores)*, consisting of octroi exemption claimed by the Company.

(ii) A Suit filed against the Company claiming compensation of Rs. 20.51 crores *(31st March, 2008 - Rs. 20.51 crores)* by way of damages for alleged wrongful disconnection of power supply and interest accrued thereon Rs. 94.76 crores *(31st March, 2008 - Rs. 90.45 crores)*.

(iii) Rates, Duty & Cess claims disputed by the Company aggregating to Rs. 51.71 crores *(31st March, 2008 - Rs. 47.01 crores)*, consisting mainly for levy of cess and way leave fees by Maharashtra Pollution Control Board at higher rates and interest thereon which is challenged by the Company and for levy of excise duty on fuel consumed in generation of electricity that was not sold but consumed by the Company.

(iv) Other claims against the Company not acknowledged as debts Rs. 16.55 crores *(31st March, 2008 – Rs. 14.17 crores)*.

(b) Taxation matters for which liability, relating to issues of deductibility and taxability, is disputed by the Company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

Rs. crores

			As at 31st March, 2008
(i)	Matters on which there are decisions of the appellate authorities in the Company's favour, not accepted by the tax authorities	78.38	*60.51*
(ii)	Interest and penalty demanded	5.15	*5.75*

(c) (i) Indirect exposures of the Company :

Name of the Company	Contingent Liabilities				Other Commitments	
	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non-disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Tata Teleservices Limited (TTSL) [refer (c) (ii) below]	-	32,43,08,708	-	-	-	-
	-	*64,86,17,417*	-	-	-	-
Panatone Finvest Limited (PFL)	250.00	-	-	-	-	-
	500.00	-	-	-	-	-
Tata Teleservices (Maharashtra) Limited (TTML)	50.00	8,28,44,452	-	-	-	-
	50.00	-	-	-	-	-
North Delhi Power Limited (NDPL)	-	-	-	-	-	1,107.28
	-	-	-	-	-	*1,107.28*
Powerlinks Transmission Limited (PTL)	-	23,86,80,000	366.00	-	-	-
	-	*23,86,80,000 [refer (c) (iii) below]*	*366.00*	-	-	-
Tata Honeywell Limited (THL)	-	-	-	0.74	-	-
	-	-	-	*0.74*	-	-
NELCO Limited (NELCO)	-	-	-	-	25.00	-
	-	-	-	-	-	-
Tata Power Trading Company Limited (TPTCL)	50.00	-	-	-	-	-
	50.00	-	-	-	-	-
Coastal Gujarat Power Limited (CGPL)	351.00 (including USD 10 million)	41,71,80,000	[refer (c) (iv) below]	-	-	-
	3,300.00	-	-	-	-	-
Bhivpuri Investments Limited (BIL) [erstwhile Tata Power (Cyprus) Limited]	-	7,46,250	-	-	-	-
	3,810.45 (equivalent to USD 950 million) plus interest and finance costs	*7,46,250*	-	-	-	-
Khopoli Investments Limited (KIL) [erstwhile Tata Power International Holdings Limited]	2,983.35 (equivalent to USD 585 million) plus interest and finance costs	-	-	-	-	-
	-	-	-	-	-	-
Bhira Investments Limited (BHIL) [erstwhile Tata Power (Mauritius) Limited]	-	10,00,000	-	-	-	-
	-	*10,00,000*	-	-	-	-

Name of the Company	Contingent Liabilities				Other Commitments	
	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non-disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Trust Energy Resources Pte. Limited (TERPL)	813.77 (equivalent to USD 159.57 million)	-	-	-	-	-
	-	*-*	*-*	*-*	*-*	*-*
Tubed Coal Mines Limited (TCML)	11.36	-	-	-	-	-
	-	*-*	*-*	*-*	*-*	*-*
Mandakini Coal Company Limited	20.26	-	-	-	-	-
	-	*-*	*-*	*-*	*-*	*-*
Tata Sons Limited	[refer (g) below]	-	-	-	-	-
	-	*-*	*-*	*-*	*-*	*-*

Note: Previous year's figures are in italics.

(ii) The Company has in terms of the shareholder's agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per specified schedule, in case of TTSL.

(iii) In terms of the Deed of Pledge of Shares executed by the Company and Power Grid in favour of Infrastructure Development Finance Company Limited (IDFC) acting as Security Trustee for the Lenders, with PTL as a confirming party for pledging the Company's current and future shareholding in PTL. Powers of Attorney are executed in favour of the Security Trustee and the Lenders to accomplish the purpose of the Deed with full authority in terms of the Deed.

(iv) In terms of the Sponsor Support agreement entered into between the Company, Coastal Gujarat Power Limited (CGPL) and lender's of CGPL, the Company has undertaken to provide support by way of base Equity contribution to the extent of 25% of CGPL's project cost and additional equity or subordinated loans to be made or arranged for, if required as per the financing agreements to finance the project. The sponsor support also includes support by way of additional equity for any overrun in project costs and Debt Service Reserve Guarantee as provided under the financing agreements. The support will cease on the date of "financial completion" as defined under the relevant financing agreements.

(d) Under the Share Purchase Agreement entered into with Tata Industries Limited (TIL) in January 2001, the Company had agreed payment of production upside in the event the total gas production is more than 1.2 Trillion Cubic Feet (TCF) to Tata Industries Limited for net incremental production over and above 1.2 TCF. The said production is based upside for the Tata Petrodyne Limited's (TPL) participating interest of 10% at the rate of US $ 0.23 per Thousand Cubic Feet (MCF). The obligation on the Company to pay TIL in case of upside in production continues even after the sale of shares of TPL.

(e) In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra - formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the ATE, set aside the MERC Order dated 31st May, 2004 and directed the Company to refund to R-Infra as on 31st March, 2004, Rs. 354.00 crores (including interest of Rs. 15.14 crores) and pay interest at 10% per annum thereafter. As at 31st March, 2009 the accumulated interest was Rs. 139.96 crores *(31st March, 2008 - Rs. 128.76 crores)* (Rs. 11.20 crores for the year ended 31st March, 2009). On appeal, the Hon'ble Supreme Court vide its interim order dated 7th February, 2007, has stayed the ATE Order and in accordance with its directives, the Company has furnished a bank guarantee of the sum of Rs. 227.00 crores and also deposited Rs. 227.00 crores with the Registrar General of the Court (the Court) which has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Deposits".

Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519.00 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 342.60 crores, which will be adjusted, wholly by a withdrawal/set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company on the final outcome of the matter.

(f) MERC vide its Tariff Order dated 11th June, 2004, had directed the Company to treat the investment in its Wind energy project as outside the Mumbai Licensed Area, consider a normative Debt Equity ratio of 70:30 to fund the Company's fresh capital investments effective 1st April, 2003 and had also allowed a normative interest charge @ 10% p.a. on the said normative debt. The change to the Clear Profit and Reasonable Return (consequent to the change in the Capital Base) as a result of the above mentioned directives for the period upto 31st March, 2004, has been adjusted by MERC from the Statutory Reserves along with the disputed Standby Charges referred to in note 11(e) above. Consequently, the effect of these adjustments would be made with the adjustments pertaining to the Standby Charges dispute as mentioned in note 11 (e) above.

(g) In terms of the agreements entered into between Tata Teleservices Ltd. (TTSL), Tata Sons Ltd. (TSL) and NTT DoCoMo, Inc. of Japan (Strategic Partner - SP), the Company was given by Tata Sons an option to sell 2,72,82,177 equity shares in TTSL to the SP, as part of a secondary sale of 25,31,63,941 equity shares effected along with a primary issue of 84,38,79,801 shares by TTSL to the SP. Accordingly, the Company realised Rs. 316.72 crores on sale of these shares resulting in a profit of Rs. 255.62 crores.

If certain performance parameters and other conditions are not met, should the SP decide to divest its entire shareholding in TTSL, acquired under the primary issue and the secondary sale, and should TSL be unable to find a buyer for such shares, the Company is obligated to acquire the shareholding of the SP, at the higher of fair value or 50 per cent of the subscription purchase price, in proportion of the number of shares sold by the Company to the aggregate of the secondary shares sold to the SP, or if the SP divests the shares at a lower price pay a compensation representing the difference between such lower sale price and the price referred to above.

Further, in the event of breach of the representations and warranties (other than title and tax) and convenants not capable of specific performance, the Company is liable to reimburse TSL, on a pro rata basis, upto a maximum sum of Rs. 409.51 crores.

The exercise of the option by SP being contingent on serval variables the liablility, if any, is considered by management to be remote and indeterminable.

(h) In respect of NELCO Limited, whose net worth has been substantially eroded, the Company has undertaken to arrange for the necessary financial support to NELCO Limited in the form of interim short term funding, for meeting its business requirements.

12. During the year the Company has accounted for revenue and computed regulatory return entitlement in respect of its Mumbai Licensed Area operations based on the principles laid down under the (Terms and Conditions of Tariff) Regulation, 2005 notified by MERC and the respective Tariff Orders issued by MERC. Further, adjustments that may arise on Annual Performance Review by MERC under the aforesaid tariff regulations would be made after the completion of such review.

13. In the matter of claims raised by the Company on R-Infra, towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by R-Infra including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008 on appeal by R-Infra, has directed R-Infra to pay for the difference in the energy charges for period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from R-Infra, ATE has directed MERC that the issue be examined afresh and after the decision of the Supreme Court in the Appeals relating to the distribution licence and Rebates given by R-Infra. The Company and R-Infra have filed appeals in the Supreme Court. On grounds of prudence, the Company has not recognised any income arising from the above matters.

14. Other Advances include advance towards equity, paid to Coastal Gujarat Power Limited - Rs. 133.00 crores *(31st March, 2008 - Rs. 200.05 crores)*, Mandakini Coal Company Limited – Rs. 1.75 crores *(31st March, 2008 - Rs. Nil)* and Tubed Coal Mines Limited - Rs. Nil *(31st March, 2008 - Rs. 0.04 crore)*.

15. Employee Benefits:

(a) During the previous year the Company had adopted Accounting Standard (AS-15) (Revised 2005) - "Employee Benefits". This had resulted in a transitional liability (net) of Rs. 61.70 crores as at 1st April, 2007. In accordance with the transitional provisions of the Accounting Standard, the Company had decided to charge the transitional liability as an expense over a period of 5 years and accordingly Rs. 12.34 crores *(31st March, 2008 - Rs. 12.34 crores)* has been recognised as an expense for the year under item 1 of Schedule "2" and balance amount of Rs. 37.02 crores *(31st March, 2008 - Rs. 49.36 crores)* is the unrecognised transitional liability as at 31st March, 2009.

(b) The Company makes contribution towards provident fund and superannuation fund to a defined contribution retirement benefit plan for qualifying employees. The provident fund is administered by the Trustees of Tata Power Consolidated Provident Fund and the Superannuation Fund is administered by the Trustees of Tata Power Superannuation Fund. Under the Schemes, the Company is required to contribute a specified percentage of salary to the retirement benefit schemes to fund the benefit.

The Rules of the Company's Provident Fund administered by a Trust require that if the Board of Trustees are unable to pay interest at the rate declared by the Central Government under para 60 of the Employees' Provident Fund Scheme, 1952, then the shortfall shall be made good by the Company. Having regard to the assets of the Fund and the return on the investments, the Company does not expect any shortfall in the foreseeable future.

On account of Defined Contribution Plans, a sum of Rs. 20.34 crores *(Previous Year Rs. 19.34 crores)* has been charged to the Profit and Loss Account.

(c) The Company operates the following unfunded defined benefit plans:

(i) Post Retirement Gratuity

(ii) Ex-Gratia Death Benefits

(iii) Retirement Gifts

(iv) Post Retirement Medical Benefits and

(v) Pension

(d) The actuarial valuation of the present value of the defined benefit obligation has been carried out as at 31st March, 2009. The following tables set out the amounts recognised in the financial statements as at 31st March, 2009 for the above mentioned defined benefit plans.

(i) Net employee benefit expense (recognised in employee cost) for the year ended 31st March, 2009:

Rs. crores

		2007-08
Current Service Cost	5.04	*4.45*
Interest	9.34	*8.37*
Actuarial Loss (net)	11.71	*2.28*
Past Service Cost	0.20	*0.49*
1/5th of Transitional Liability	4.38	*4.38*
Total Expense	30.67	*19.97*

(ii) Change in the Defined Benefit Obligation during the year ended 31st March, 2009.

Rs. crores

		2007-08
Present value of Defined Benefit Obligation as at 1st April as per books	102.57	*90.38*
Unrecognised Transitional Liability as at 1st April	17.55	*21.96*
Employee benefit expenses (excluding transitional liability) – per (i) above	26.29	*15.59*
Benefits Paid (net)	(9.55)	*(7.81)*
Present value of Defined Benefit Obligation as at 31st March	136.86	*120.12*
Less: Unrecognised Transitional Liability as at 31st March	13.17	*17.55*
Provision for Defined Benefit Obligation as at 31st March as per books	123.69	*102.57*
Experience Adjustment on Plan Liabilities	3.01	*(0.04)*

(iii) Actuarial assumptions used for valuation of the present value of the Defined Benefit Obligations of various benefits are as under:

				2007-08
Discount Rate		7.01%		7.94%
Salary Growth Rate		6% p.a.		6% p.a.
Turnover Rate	Age 21 to 44 years	6% p.a.	Age 21 to 44 years	3% p.a.
	Age 45 years & above	1% p.a.	Age 45 years & above	0.5% p.a.
Pension Increase Rate		3% p.a.		3% p.a.
Mortality Table		LIC (1994-96)		LIC (1994-96)
Annual Increase in Health Cost		6% p.a.		6% p.a.

- Discount rate is based on the prevailing market yields of Indian Government Securities as at the Balance Sheet date for the estimated term of the obligation.
- The estimates of future salary increases, considered in actuarial valuation, take account of the inflation, seniority, promotion and other relevant factors.

(iv) Effect of change in assumed health care cost trend rate

Rs. crores

			2007-08	
	1% increase	1% decrease	*1% increase*	*1% decrease*
Effect on the aggregate of the service cost and interest cost	0.32	(0.31)	*0.11*	*(0.23)*
Effect on defined benefit obligation	3.25	(2.59)	*1.41*	*(1.74)*

(v) The contribution expected to be made by the Company during the financial year 2009-10 has not been ascertained.

16. The Company has paid during the year monthly payments aggregating to Rs. 0.75 crore *(31st March, 2008 – Rs. 0.74 crore)* under the post retirement scheme to former Managing/Executive Directors.

17. (a) Total number of electricity units sold during the year – 14,703 MUs *(31st March, 2008 – 14,982 MUs)*.

(b) Total number of electricity units purchased during the year – 540 MUs *(31st March, 2008 – 1,001 MUs)*.

18. In respect of the contracts pertaining to the Transmission EPC, Strategic Electronics Business and Project Management Services, disclosures required as per AS 7 (Revised) are as follows:

(a) Contract revenue recognised as revenue during the year – Rs. 122.30 crores *(31st March, 2008 – Rs. 73.84 crores)*.

(b) In respect of contracts in progress –

(i) The aggregate amount of costs incurred and recognised profits upto 31st March, 2009 – Rs. 370.78 crores *(31st March, 2008 - Rs. 279.76 crores)*.

(ii) Advances and progress payments received as at 31st March, 2009 – Rs. 36.47 crores *(31st March, 2008 - Rs. 42.40 crores)*.

(iii) Retention money included as at 31st March, 2009 in Sundry Debtors – Rs. 22.08 crores *(31st March, 2008 - Rs. 26.82 crores)*.

(c) Gross amount due to customers for contract work as a liability as at 31st March, 2009 – Rs. Nil *(31st March, 2008 - Rs. Nil)*.

19. Disclosures as required by Accounting Standard 19 (AS-19) are as follows:

(a) Operating Leases:

(i) The Company's significant leasing arrangements are in respect of residential flats, office premises, plant and machinery and equipments taken on lease. The arrangements range between 11 months and 10 years generally and are usually renewable by mutual consent or mutually agreeable terms. Under these arrangements, generally refundable interest-free deposits have been given.

(ii) Commercial/residential premises have been given on operating lease having original cost of Rs. 34.98 crores *(31st March, 2008 – Rs. 34.98 crores)* and accumulated depreciation of Rs. 7.90 crores *(31st March, 2008 – Rs. 6.83 crores)* as at 31st March, 2009. Depreciation on the above assets for the current year is Rs. 1.07 crores *(31st March, 2008 – Rs. 1.07 crores)*. Under these arrangements, generally refundable interest-free deposits have been taken. The future minimum lease payments under non-cancellable operating leases aggregating to Rs. 13.67 crores *(31st March, 2008 – Rs. 18.73 crores)*, in each of the following periods are as under:

Rs. crores

		2007-08
(a) not later than one year	5.52	*5.31*
(b) later than one year and not later than five years	8.15	*13.42*
(c) later than five years	-	-

(b) Finance Leases:

The Company has not entered into any material financial lease.

20. (a) In respect of the Licensed Business, in terms of the Government of Maharashtra approvals, on the difference between the written down value of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the books of accounts and the Income-Tax Act, 1961, deferred tax liability was being set up by a special appropriation to the Deferred Tax Liability Fund. In terms of the approvals, the amounts credited to the Fund are invested and permitted to be utilised, only subject to certain conditions. During the year ended 31st March, 2009 in terms of Appellate Tribunal for Electricity (ATE) Order dated 25th February, 2009 loss realised on redemption of 6.75% Unit Trust of India –Tax-free US Bonds 2008 amounting to Rs. 116.09 crores has been adjusted against the balance lying in Deferred Tax Liability Fund.

The resultant shortfall in the Deferred Tax Liability Fund and the deferred tax liability recognized, then at Rs. 37.84 crores *(31st March, 2008 - Rs. 78.25 crores excess after prior year adjustment)* has been accounted for during the year.

(b) Deferred Tax Liability (Net) as at 31st March, 2009 comprises of:

Rs. crores

				2007-08	
Deferred Tax Liability :					
Arising on account of timing differences in :					
Depreciation			484.47		*416.88*
Less : Balance in Deferred Tax Liability Fund		279.75		*395.85*	
Less : Reversal of deferred tax liability, not adjusted		–	279.75	*79.13*	*316.72*
	(A)		**204.72**		***100.16***
Deferred Tax Assets :					
Arising on account of timing differences in :					
Provision for doubtful debts and advances			9.35		*8.92*
Provision for tax, duty, cess, fee			11.86		*13.20*
Provision for Employee Benefits			58.01		*47.75*
Others			11.91		*11.35*
	(B)		**91.13**		***81.22***
Net Deferred Tax Liability	**(A) – (B)**		**113.59**		***18.94***

Rs. crores

					2007-08
21.	(a)	(i)	Managerial Remuneration for Directors	@11.95	@6.74
			The above is inclusive of:		
			(a) Estimated value of benefits in cash or in kind provided to Whole-time Directors	1.97	1.16
			(b) Contribution to Provident and other Funds	0.37	0.22
			(c) Commission to Directors	8.24	4.60
		(ii)	Directors' Sitting Fees	0.30	0.25

@ Includes Rs. Nil *(31st March, 2008 – Rs. 0.14 crore)* which is subject to the approval of members in the forthcoming Annual General Meeting.

(b) Managerial Remuneration shown above includes Rs. 1.24 crores *(31st March, 2008 – Rs. 0.85 crore)* being short provision for commission relating to the previous year.

(c) The above figures do not include charge for Gratuity, leave encashment and other long term benefits, as separate figures are not available.

(d) Computation of Net Profit in accordance with Section 309(5) of the Companies Act, 1956 and Commission Payable to the Whole-time and other Directors

Rs. crores

			2007-08
Profit before Taxes and Statutory Appropriations as per Profit and Loss Account		1,116.68	970.12
Add: Managerial Remuneration	12.25		6.99
Provision for Doubtful Debts and Advances (Net)	(0.98)		(5.35)
		11.27	1.64
		1,127.95	971.76
Less: Profit on Sale of Investments (Net)	285.25		342.02
Capital Profit on sale of fixed assets	0.90		4.33
		286.15	346.35
Net Profit as per Section 309(5)		841.80	625.41
Commission provided to:			
(a) Whole-time Directors - 10% of Net Profit - Rs. 84.18 crores - *(Previous Year - Rs. 62.54 crores)* (net of excess provision of Rs. 0.26 crore of previous year) *(Previous Year - net of short provision of Rs. 0.25 crore)*		3.74	2.90
(b) Non Whole-time Directors - 1% of Net Profit - Rs. 8.42 crores - *(Previous Year - Rs. 6.25 crores)* (net of short provision of Rs. 1.50 crore of previous year) *(Previous Year - net of short provision of Rs. 0.66 crore)* restricted to		4.50	1.70
		8.24	4.60

Note: The Company has been legally advised that commission payable to the Non Whole-time Directors in terms of Section 309 and other applicable provisions, if any, of the Companies Act, 1956, does not require the approval of the Central Government. The Company has, therefore, not applied for such approval.

Rs. crores

		2007-08
22. Details of Auditors' Remuneration (inclusive of service tax)		
(i) Audit fees$	2.39	*2.42*
(ii) Fees for taxation matters	0.44	*0.33*
(iii) Fees for company law matters	*	*
(iv) Fees for other services**	0.36	*0.69*
(v) Reimbursement of out-of-pocket expenses (included under Miscellaneous Expenses)	0.03	*0.03*
(vi) Audit Fees to Branch Auditors	0.01	*0.01*

$ Includes for quarterly audits and audit of consolidated accounts.

**Excluding Rs. 0.11 crore recovered/capitalised *(31st March, 2008 – Rs. Nil).*

The remuneration disclosed above excludes fees of Rs. 0.10 crore *(31st March, 2008 – Rs. 0.28 crore)* for attest and other professional services rendered by firm of accountants in which some partners of the firm of statutory auditors are partners.

Rs. crores

		2007-08
23. (a) C.I.F. value of imports :		
(i) Capital goods	159.39	*38.36*
(ii) Components and spare parts	20.00	*22.97*
(iii) Fuel	2,220.30	*1,423.24*
(b) Expenditure in foreign currency :		
(i) Professional and consultation fees	7.11	*3.44*
(ii) Interest and commitment charges	26.62	*41.08*
(iii) Commission paid to non-executive director	0.16	*0.17*
(iv) Other matters	5.82	*5.84*

(c) Value of components, stores and spare parts consumed (including fuel consumed and stores consumption included in Repairs and Maintenance):

Rs. crores

			2007-08	
(i) Imported	2,513.36	51.18%	*1,853.02*	*48.69%*
(ii) Indigenous	2,397.23	48.82%	*1,952.48*	*51.31%*
	4,910.59	100.00%	*3,805.50*	*100.00%*

(d) Remittances by the Company in foreign currencies for dividends (including amounts credited to Non-Resident External Accounts):

Dividend for the year ended	31st March, 2008	*31st March, 2007*
No. of non-resident shareholders	3,787	*2,190*
No. of Equity Shares of face value Rs. 10 each held	28,41,909	*25,19,314*
Amount of Dividend (Rs. crores)	2.98	*2.39*

The above excludes Rs. Nil *(31st March, 2008 - Rs. 0.32 crore)* being dividend remitted to non-resident depository of the Global Depository Shares holding Nil shares *(31st March, 2008 – 3, 40,310 shares).*

Rs. crores

		2007-08
(e) Earnings in foreign exchange:		
(i) Interest	1.06	*14.17*
(ii) Export on FOB basis	5.39	*3.84*
(iii) Export of Services	1.49	*0.81*
(iv) Sale of Investment	316.72	*Nil*

24. Disclosure as required by Accounting Standard 18 (AS-18) – "Related Party Disclosures" are as follows:

Names of the related parties and description of relationship:

(a) Related parties where control exists:	
Subsidiaries	Af-Taab Investment Co. Ltd. (AIL) Chemical Terminal Trombay Ltd. (CTTL) Tata Power Trading Co. Ltd. (TPTCL) Powerlinks Transmission Ltd. (PTL) NELCO Ltd. (NELCO) Maithon Power Ltd. (MPL) Industrial Energy Ltd. (IEL) North Delhi Power Ltd. (NDPL) Coastal Gujarat Power Ltd. (CGPL) Veltina Holdings Ltd. (VHL) Bhira Investments Ltd. (BHIL) [erstwhile Tata Power (Mauritius) Ltd.] Bhivpuri Investments Ltd. (BIL) [erstwhile Tata Power (Cyprus) Ltd.] Khopoli Investments Ltd. (KIL) (erstwhile Tata Power International Holdings Ltd.) Trust Energy Resources Pte. Ltd. (TERL) Energy Eastern Pte. Ltd. ** (EEL) Industrial Power Utility Ltd.** (IPUL) Tatanet Services Ltd.** (TSL) Industrial Power Infrastructure Ltd.** (IPIL)
(b) Other related parties (where transactions have taken place during the year):	
(i) Associates	Panatone Finvest Ltd. (PFL) Tata Ceramics Ltd. (TCL) Tata Projects Ltd. (TPL) Yashmun Engineers Ltd. (YEL) Rujuvalika Investments Ltd. (RUIL)
(ii) Joint Ventures	Indocoal Resources (Cayman) Ltd. ** (IRCL) Tubed Coal Mines Ltd. (TCML) Mandakini Coal Company Ltd. (from 18th July, 2008) (MCCL) Tata BP Solar India Ltd. (from 1st April, 2008) (TBSIL) Dagachhu Hydro Power Corporation Ltd. (from 19th January, 2009) (DHPCL)
(iii) Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.
(c) Key Management Personnel	Prasad R. Menon S. Ramakrishnan S. Padmanabhan Banmali Agrawala

** Through Subsidiary Companies.

(d) Details of Transactions:

Rs. crores

	Subsidiaries	Associates	Joint Ventures	Key Management Personnel	Promoters
Purchase of goods/power	143.88	0.01	101.66	-	-
	95.25	*0.07*	*31.90*	-	-
Sale of goods/power and scrap	182.53	-	-	-	-
	58.01	*0.01*	-	-	-
Purchase of fixed assets	-	108.20	-	-	-
	0.36	*100.42*	-	-	-
Rendering of services	32.99	0.16	-	-	-
	19.20	*0.11*	*1.34*	-	-
Receiving of services	1.68	3.56	0.01	-	0.51
	1.36	*4.73*	*0.37*	-	*0.47*
Brand equity contribution	-	-	-	-	18.10
	-	-	-	-	*16.52*
Guarantee and collaterals given#	3,848.12	-	31.62	-	409.51
	7,110.45	-	-	-	-
Letter of comfort given	25.00	-	-	-	-
	-	-	-	-	-
Remuneration paid	-	-	-	7.32	-
	-	-	-	*5.04*	-
Interest income	30.14	8.14	-	0.01	-
	9.36	*2.26*	-	*0.01*	-
Interest expenditure	0.67	-	-	-	-
	0.45	-	-	-	-
Dividend received	82.83	2.05	6.27	-	4.67
	4.36	*1.96*	-	-	*3.97*
Dividend paid	0.04	-	-	-	70.11
	0.04	-	-	-	*63.43*
Brokerage paid	-	-	-	-	0.03
	-	-	-	-	-
Guarantee commission earned	2.94	-	-	-	-
	-	-	-	-	-
Provision for doubtful debts provided during the year	-	0.06	-	-	-
	-	*0.59*	-	-	-
Loans given	289.02	-	-	-	-
	1,112.35	-	-	-	-
Deposits given	346.05	132.00	-	-	-
	312.70	-	-	-	*1.00*
Refunds towards deposits given	486.81	132.00	-	-	-
	171.64	-	-	-	-
Equity contribution (including advance towards equity contribution)**	926.59	-	17.07	-	-
	849.05	*86.94*	*0.82*	-	-
Purchase of debentures	-	-	-	-	-
	-	*100.00*	-	-	-
Sale of investments	-	-	-	-	-
	-	-	-	-	*247.50*

Rs. crores

	Subsidiaries	Associates	Joint Ventures	Key Management Personnel	Promoters
Purchase of investments	-	91.98	-	-	-
	105.26	-	-	-	*20.61*
Equity shares issued at premium	-	-	-	-	-
	-	-	-	-	*580.86*
Equity warrants issued/forfeited	-	-	-	-	60.99
	-	-	-	-	*60.99*
Loans repaid	-	-	-	0.01	-
	-	-	-	*0.01*	-
Advance refunded	-	-	-	-	-
	94.09	-	-	-	-
Deposits taken	-	-	-	-	-
	83.00	-	-	-	-
Deposits repaid	41.50	-	-	-	-
	41.50	-	-	-	-
Balances outstanding					
Deposits given (including interest accrued)	31.41	3.35	-	-	-
	203.12	*1.27*	-	-	-
Deposit provided for as doubtful advances	-	1.27	-	-	-
	-	*1.27*	-	-	-
Other receivables (net of provisions)	43.74	16.50	-	-	-
	221.58	*42.31*	-	-	-
Loans given (including debenture interest thereon)	1,733.23	129.47	-	0.12	-
	1,078.89	*129.46*	-	*0.13*	-
Guarantees and Collaterals outstanding#	4,198.12	250.00	31.62	-	409.51
	7,160.45	*500.00*	-	-	-
Letter of Comfort outstanding#	25.00	-	-	-	-
	-	-	-	-	-
Deposits taken (including interest accrued)	-	-	-	-	-
	41.77	-	-	-	-
Other payables	7.80	0.53	0.01	3.00	18.96
	0.21	*0.89*	-	*2.75*	*17.54*

** Excluding bonus shares issued by a Subsidiary and Associate.
# Also refer note 11 (c), 11(g) and 11 (h).
Note: Previous year's figures are in italics.

(e) Details of material related party transactions [included under (d) above]

(i) Subsidiaries:

Rs. crores

Particulars	AICL	IEL	PTL	TPTCL	MPL	NELCO	CTTL	BIL	BHIL	KIL	TERL	CGPL	NDPL
Purchase of goods/power	-	-	-	110.46	-		-	-	-	-	32.80	-	-
	-	-	-	*95.03*	-		-	-	-	-	-	-	-
Sale of goods/power and scrap	-	-	-	182.53	-		-	-	-	-	-	-	-
	-	-	-	*58.00*	-		-	-	-	-	-	-	-
Rendering of services	-	11.42	-	-	12.81		-	-	-	-	-	-	-
	-	*8.00*	-	-	*2.62*		-	-	-	-	-	*5.49*	-
Receiving of services	-	-	-	-	-	1.67	-	-	-	-	-	-	-
	-	-	-	-	-	*1.33*	-	-	-	-	-	-	-
Purchase of Investments	-	-	•	-		-	-	-	-	-	-	-	-
	105.26	-	-	-	-	-	-	-	-	-	-	-	-
Guarantees and Collaterals given	-	-	-	-	-	-	-	-	-	2,983.35	813.77	-	-
	-	-	-	-	-	-	-	*3,810.45*	-	-	-	*3,300.00*	-
Interest income	-	21.17	-	-	-	-	-	-	-	7.52	-	-	-
	3.73	*5.02*	-	-	-	-	-	-	-	-	-	-	-
Interest expendliture	0.67	-	-	-	-	-	-	-	-	-	-	-	-
	0.45	-	-	-	-	-	-	-	-	-	-	-	-
Dividend received	26.78	-	19.10	-	-	-	-	-	-	-	-	-	33.78
	-	-	*4.36*	-	-	-	-	-	-	-	-	-	-
Deposits given	-	241.80	-	82.50	-	-	-		-	-	-	-	-
	34.80	*171.05*	-	-	-	-	-	-	-	-	-	*57.10*	-
Refund towards Deposits given	-	394.31	-	82.50	-	-	-	-	-	-	-	-	-
	90.14	-	-	*22.75*	-	-	-	-	-	-	-	*57.10*	-
Deposit taken	-	-	-	-	-	-	-	-	-	-	-	-	-
	83.00	-	-	-	-	-	-	-	-	-	-	-	-
Refund of Deposit taken	41.50	-	-	-	-	-	-	-	-	-	-	-	-
	41.50	-	-	-	-	-	-	-	-	-	-	-	-
Loan given	-	-	-	-	-	-	-	-	-	128.86	160.16	-	-
	-	-	-	-	-	-	-	-	*1,112.85*	-	-	-	-
Equity Contribution (including advance towards equity contribution)		172.42	-	-	88.80	-	-	-	-	-	314.42	350,95	-
	-	-	-	-	*162.80*	-	-	-	-	-	-	*600.00*	-
Advance refund	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	*94.09*	-	-	-	-	-	-	-	-	-	-	-
Letter of Comfort	-	-	-	-	-	25.00	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-

Note: Previous year's figures are in italics.

(ii) Associates and Joint Ventures:

Rs. crores

Particulars	Associates						Joint Ventures				
	TBSIL	PFL	TPL	RUIL	YEL	TCL	IRCL	TBSIL	MCCL	TCML	DHPCL
Purchase of goods/power	-	-	-	-	0.01	-	-	0.05	-	-	101.61
	-	-	-	-	-	-	*31.89*	-	-	-	-
Rendering of services	-	-	-	-	0.10	0.06	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-
Receiving of services	-	-	0.62	-	2.94	-	-	101.00	-	-	-
	-	-	*2.35*	-	*2.37*	-	-	-	-	-	-
Purchase of Investments	-	91.98	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-
Guarantees and Collaterals given	-	-	-	-	-	-	-	-	20.26	11.36	-
	-	-	-	-	-	-	-	-	-	-	-
Interest income	-	5.90	2.24	-	-	-	-	-	-	-	-
	-	-	*2.25*	-	-	-	-	-	-	-	-
Dividend received	-	-	2.01	0.03	0.01	-	-	6.27	-	-	-
	5.31	*5.00*	*1.61*	-	-	-	-	-	-	-	-
Deposits given	-	132.00	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-
Refund towards Deposits given	-	132.00	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-
Equity Contribution (including advance towards equity contribution)	-	-	-	-	-	-	-	-	4.75	0.36	11.96
	-	-	-	-	-		-	-	-	-	-
Purchase of Fixed Assets	-	-	104.50	-	3.70	-	-	-	-	-	-
	-	-	*98.59*	-	-	-	-	-	-	-	-
Purchase of Debentures	-	-	-	-	-	-	-	-	-	-	-
		100.00	-	-	-	-	-	-	-	-	-
Provision for doubtful debts	-	-	-	-	0.06	-	-	-	-	-	-
	-	-	-	-	*0.06*	-	-	-	-	-	-

Note: Previous year's figures are in italics.

25. Disclosures as required under Clause 32 of listing agreement:

Loans and Advances in the nature of Loans to Subsidiaries and Associates

Rs. crores

		Name	Amount Outstanding as at the year-end **	Maximum Amount Outstanding during the year	Investments in Company's Shares (Nos.)
Subsidiary	#	Af-Taab Investment Co. Ltd.	Nil	Nil	Nil
			Nil	*74.58*	*Nil*
"	#	Tata Power Trading Co. Ltd.	Nil	20.00	Nil
			Nil	*12.75*	*Nil*
"	#	Industrial Energy Ltd.	18.55	231.84	Nil
			171.05	*171.05*	*Nil*
"	#	NELCO Ltd.	Nil	27.00	Nil
			27.00	*27.00*	*Nil*
"	#	Coastal Gujarat Power Ltd.	Nil	Nil	Nil
			Nil	*57.10*	*Nil*
"	##	Bhira Investments Ltd. [erstwhile Tata Power (Mauritius) Ltd.]	1,392.23	1,421.24	Nil
			1,078.89	*1,123.94*	*Nil*
"	###	Khopoli Investments Ltd. [erstwhile Tata Power International Holdings Ltd.]	152.99	156.18	Nil
			Nil	*Nil*	*Nil*
"	####	Trust Energy Resources Pte. Ltd.	180.48	184.24	Nil
			Nil	*Nil*	*Nil*
Associates	#	Panatone Finvest Ltd.	Nil	132.00	Nil
			Nil	*Nil*	*Nil*
"		Nelito Systems Ltd.	1.27	1.27	Nil
			1.27	*1.27*	*Nil*

Note: Previous year's figures are in italics.

** Excluding Interest accrued.

On call – no repayment schedule.

No repayment schedule (interest free loan upto two years).

Repayment beyond seven years.

No repayment schedule.

26. (i) Derivative Instruments :

The Company had entered into swaps/forward contracts (being a derivative instrument), which are not intended for trading or speculative purposes but for hedge purposes, to establish the amount of reporting currency required or available at the settlement date of certain payables and receivables.

The following are the outstanding swaps/forward contracts, entered into by the Company, as on 31st March, 2009 :

	Foreign Currency (in Millions)	Rs. crores	*2007-08* Foreign Currency (in Millions)	*2007-08* Rs. crores
Forward Contracts	-	-	*JPY 3,527.67*	*142.13*

(ii) The year-end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

	Foreign Currency (in Millions)	Rs. crores	2007-08 *Foreign Currency (in Millions)*	2007-08 *Rs. crores*
(a) Amounts receivable in foreign currency on account of the following:				
(i) Export of goods	USD 7.86	40.08	*USD 11.11*	*43.92*
	TAKA 56.12	4.16	*TAKA 77.28*	*4.47*
(ii) Loan receivable from Subsidiaries	USD 338.39	1,725.71	*USD 273.00*	*1,078.90*
(iii) Interest receivable	USD 1.52	7.75	*USD 0.42*	*1.66*
(iv) Other Advances receivable from Subsidiaries	USD 0.36	1.85	*USD 0.01*	*0.06*
	–	–	*SGD 0.49*	*1.40*
(b) Amounts payable in foreign currency on account of the following:				
(i) Import of goods and services	USD 51.73	263.87	*USD 22.02*	*88.31*
	EURO 0.24	1.62	*EURO 0.07*	*0.44*
	CHF 0.07	0.33	–	–
	TAKA 27.49	2.04	*TAKA 48.62*	*2.81*
(ii) Capital imports	EURO 1.30	8.76	*EURO 0.29*	*1.83*
	USD 0.02	0.10	*USD 0.19*	*0.74*
	CHF 0.02	0.10	–	–
	–	–	*JPY 41.56*	*1.66*
(iii) Interest payable	USD 0.50	2.54	*USD 0.57*	*2.30*
	–	–	*JPY 2.70*	*0.11*
(iv) Loans payable	USD 78.39	399.86	*USD 95.25*	*382.04*
	–	–	*JPY 3,527.67*	*142.13*
(v) Premium payable on borrowings	USD 2.25	11.49	*USD 3.81*	*15.26*
(c) Bank balances	SGD 0.37	1.38	*SGD 0.12*	*0.34*
	USD 1.17	5.95	*USD 0.50*	*1.64*
	TAKA 13.83	1.02	*TAKA 9.50*	*0.55*

27. Segment Information:

(a) Primary Segment Information:

Rs. crores

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	7,104.87	131.36	-	7,236.23
	5,838.51	*77.40*	-	*5,915.91*
Total Revenue	**7,104.87**	**131.36**	**-**	**7,236.23**
	5,838.51	***77.40***	**-**	***5,915.91***
RESULT				
Total Segment Results	820.12	7.89	-	828.01
	717.94	*(12.60)*	-	*705.34*
Interest Expense				(305.79)
				(167.60)
Unallocable Income net of Unallocable Expense				594.46
				432.38
Income Taxes				(194.48)
				(100.22)
Profit after Tax				**922.20**
				869.90
OTHER INFORMATION				
Segment Assets	8,272.73	253.15	-	8,525.88
	6,730.49	*163.22*	-	*6,893.71*
Unallocated Assets				7,550.43
				6,100.72
Total Assets				**16,076.31**
				12,994.43
Segment Liabilities	1,577.11	93.85	-	1,670.96
	1,426.10	*80.38*	-	*1,506.48*
Unallocated Liabilities				5,761.85
				3,435.12
Total Liabilities				**7,432.81**
				4,941.60
Capital Expenditure	1,577.48	24.25	-	1,601.73
	1,142.18	*26.57*	-	*1,168.75*
Non-cash expenses other than Depreciation/Amortisation	-	5.12	-	5.12
	17.93	*4.92*	-	*22.85*
Depreciation/Amortisation	325.39	3.46	-	328.85
	287.86	*2.64*	-	*290.50*

Types of products and services in each business segment:
Power – Generation, Transmission and Distribution of Electricity.
Others – Defence Electronics, Project Contracts/Project Management Services, Coal Bed Methane and Property Development.
Note: Previous year's figures are in italics.

(b) Secondary Segment Information:

The export turnover of the Company being 0.09% *(31st March, 2008 – 0.07%)* of the total turnover, there are no reportable geographical segments.

28. Earnings per share:

			2007-08
(a)	Distributable Profits (Rs. crores)	967.50	*811.31*
(b)	The weighted average number of Equity Shares for Basic EPS (Nos.)	22,14,27,866	*20,99,45,538*
(c)	The nominal value per Equity Share (Rupees)	10.00	*10.00*
(d)	Basic Earnings per share (Rupees)	43.69	*38.64*
(e)	Distributable Profits for Basic EPS (Rs. crores)	967.50	*811.31*
	Add/(Less): Debit/Credit to Profit & Loss account of FCCB (net of tax) (Rs. crores)	12.39	*(6.12)*
(f)	Distributable Profits for Diluted EPS (Rs. crores)	979.89	*805.19*
(g)	The weighted average number of Equity Shares for Basic EPS (Nos.)	22,14,27,866	*20,99,45,538*
	Add: Effect of potential Equity Shares on conversion of FCCB (Nos.)	10,51,352	*17,75,633*
(h)	The weighted average number of Equity Shares for Diluted EPS (Nos.)	22,24,79,218	*21,17,21,171*
(i)	Diluted Earnings Per Share (Rupees)	43.69	*38.03*

29. Disclosures as required by AS-29 – "Provisions, Contingent Liabilities and Contingent Assets" as at 31st March, 2009, are as follows:

Rs. crores

Particulars	Opening Balance	Provision during the year	Payments made during the year	Reversal made during the year	Closing Balance
Provision for Warranties	3.14	3.21	(0.25)	(2.19)	3.91
	3.02	*1.92*	*(0.46)*	*(1.34)*	*3.14*
Provision for Premium on Redemption of FCCB	15.26	-	-	(3.77) @	11.49
	137.74	-	-	*(122.48)* @	*15.26*
Provision for Premium on Redemption of Debentures	134.70	-	-	-	134.70
	134.70	-	-	-	*134.70*
Provision for future foreseeable losses on contracts etc.	5.64	-	-	(2.40)	3.24
	4.33	*1.67*	-	*(0.36)*	*5.64*

@On account of conversion of FCCB to shares (Refer Note 4) and exchange loss/(gain).
Note: Previous year's figures are in italics.

30. Interest in Joint Ventures:

(a) The Company's interest, as a venturer, in jointly controlled entities is:

Name of the Company	Country of Incorporation	Principal activities	Percentage of Voting Power as at 31st March, 2009
Tubed Coal Mines Ltd. (TCML)	India	Coal Mining	40%
Tata BP Solar India Ltd. (from 1st April, 2008) (TBSIL)	India	Solar Photovoltaic Systems and its components	49%
Mandakini Coal Company Ltd. (from 18th July, 2008) (MCCL)	India	Coal Mining	33.33%
Dagachhu Hydro Power Corporation Ltd. (from 19th January, 2009) (DHPCL)	Bhutan	Power Generation	26%

The Company's interest in these Joint Ventures is reported as Long Term Investment (Schedule "F") and stated at cost less provision for diminution other than temporary, if any, in the value of such investment. The Company's share of each of the assets, liabilities, incomes and expenses, etc. (each without elimination of the effect of transactions between the Company and the Joint Venture) related to its interest in these joint ventures (in case of DHPCL and MCCL based on management accounts) are as under:

Rs. crores

			2007-08
I.	**ASSETS**		
	1. Fixed Assets (including CWIP, etc.)	223.95	0.60
	2. Investments	–	–
	3. Current Assets, Loans and Advances		
	a) Inventories	73.75	–
	b) Sundry Debtors	94.21	–
	c) Cash and Bank Balances	89.02	0.20
	d) Loans and Advances	92.52	–
	4. Miscellaneous Expenditure (to the extent not written off)	0.04	0.02
II.	**LIABILITIES**		
	1. Loan Funds		
	a) Secured Loans	34.66	–
	b) Unsecured Loans	151.26	–
	2. Advance against Equity	–	0.04
	3. Current Liabilities and Provisions		
	a) Current Liabilities	113.51	-
	b) Provisions	25.25	-
	4. Deferred Tax - Net	13.75	-
III.	**INCOME**		
	1. Sales and other operations	564.71	957.69
	2. Other Income	23.41	3.37
IV.	**EXPENSES**		
	1. Cost of Power Purchased/Materials	467.35	731.03
	2. Generation, Manufacturing, Distribution, Administration and Other Expenses	62.34	89.28
	3. Depreciation/Amortisation	11.77	48.93
	4. Interest	2.55	27.38
	5. Provision for Taxation	14.43	10.76
V.	**OTHER MATTERS**		
	1. Contingent Liabilities	34.13@	–
	2. Capital Commitments	23.73@	11.36

@ excludes contingent liabilities and capital commitments of DHPCL, as figures not available.

31. Previous year's figures have been regrouped, wherever necessary, to conform to this year's classification. Figures are rounded off to nearest lakh. Figures below Rs. 50,000 are denoted by '*'.

Signature to Notes and Schedules "A" to "I" and "1" to "4"
For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 28th May, 2009.

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956 :

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No.	11-00567
State Code	11
Balance Sheet Date	31 (Date) 03 (Month) 2009 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	NIL
Bonus Issue	NIL
Rights Issue	NIL
Private Placement	7243

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	14004987 6
Total Assets	14004987 6

Sources of Funds :

Paid-up Capital	2214368
Reserves & Surplus (including Special Appropriation towards Project Cost - 53,36,129 and Capital Contributions from Consumers - 4,88,585)	84709242
Secured Loans	39317063
Unsecured Loans	12664894
Deferred Tax Liability (Net)	1144309

Application of Funds :

Net Fixed Assets	59516968
Investments	54434725
Miscellaneous Expenditure	NIL
Net Current Assets	26098183
Accumulated Losses	NIL

IV. Performance of the Company (Amount in Rs. Thousands)

Turnover (Total Income)	78685834
Total Expenditure	67519025
+ ✔ Profit/(Loss) Before Tax	11166809
+ ✔ Profit/(Loss) After Tax	9220337

Please tick appropriate box (+ for Profit, – for loss)

Basic Earnings per Share in Rupees (Rs.)

(on profit after taxes)	41.65
(on distributable profits)	43.69
Dividend Rate (%)	115

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Item Code Nos. (ITC Codes)	Product Descriptions
N.A.	POWER
N.A.	ELECTRONIC PRODUCTS
N.A.	TECHNICAL SERVICES

Performance Perspective and Financial Statistics

Rs. crores

	2000-01	2001-02	2002-03	2003-04	2004-05	2005-06	2006-07	2007-08	2008-09
Generation (in MU's)	10031	11782	12996	12917	13283	13746	14269	14717	**14807**
Operating Income	3405	3803	4300	4239	3930	4563	4715	5916	**7236**
Operating Expenses	2685	2907	3116	2952	2978	3727	3992	4979	**6095**
Operating Profit	720	896	1184	1287	953	835	723	937	**1141**
Other Income	237	265	152	160	387	326	344	498	**632**
Interest and Finance Charges	231	348	341	284	191	165	190	174	**328**
Depreciation	205	282	318	334	360	278	292	291	**329**
PBT	530	672	677	734	759	747	586	970	**1117**
PAT	390	508	520	509	551	611	697	870	**922**
Distributable Profits	363	381	450	467	555	575	674	811	**968**
Earning Per Share (EPS) - Rs. / shares	18.36	19.27	22.74	23.56	28.02	29.03	34.02	38.64	**43.69**
Dividend per share(%)	50%	50%	65%	70%	75%	85%	95%	105%	**115%**
Return On Capital Employed [ROCE] (%)	14%	17%	18%	18%	14%	13%	12%	12%	**11%**
Return On Net Worth [RONW] (%)	14%	14%	14%	13%	15%	14%	15%	13%	**14%**
Long Term Debts / Equity	0.66	0.65	0.50	0.34	0.55	0.49	0.51	0.34	**0.50**
Total Debts/ Equity	0.67	0.66	0.51	0.34	0.56	0.50	0.60	0:38	**0.60**
Capital	198	198	198	198	198	198	198	#221	**221**
Shareholder's Reserves	2507	2745	3162	3450	3579	3962	4437	6331	**7183**
Statutory Reserves	1163	1290	1360	1402	1360	1395	1398	1486	**1288**
Borrowings	2598	2789	2399	1721	2860	2755	3633	3037	**5198**
Gross Block (incl. Capital WIP)	5047	5531	5709	5841	5903	6137	7010	8164	**9747**
Depreciation	1447	1725	2035	2364	2657	2922	3199	3477	**3795**
Net Block	3600	3806	3674	3477	3246	3215	3811	4687	**5952**

Excludes Share Warrants of Rs.60.99 crores

Report on Corporate Governance

Company's Philosophy on Corporate Governance

As a Tata Group Company, our philosophy on Corporate Governance finds its roots in the rich legacy of ethical governance practices, many of which were in place even before they were mandated. For your Company, good corporate governance is a synonym for sound management, transparency and disclosure, encompassing good corporate practices, procedures, standards and implicit rules which propel a Company to take sound decisions, thus maximising long-term stakeholder value without compromising on integrity, social obligations and regulatory compliances. As a Company with a strong sense of values and commitment, Tata Power believes that profitability must go hand in hand with a sense of responsibility towards all stakeholders. This is an integral part of Tata Power's business philosophy. The cardinal principles such as independence, accountability, responsibility, transparency, trusteeship and disclosure serve as means for implementing the philosophy of Corporate Governance.

This philosophy has been sought to be strengthened through the Tata Code of Conduct, the Tata Business Excellence Model and the Tata Code for Prevention of Insider Trading and Code of Corporate Disclosure Practices, which form guidelines for "Leadership with Trust". The Company will continue to focus its energies and resources in creating and safeguarding of shareholders' wealth and, at the same time, protect the interests of all its stakeholders.

In addition to these, the Company has also adopted the requirements of Corporate Governance under Clause 49 of the Listing Agreements, the disclosure requirements of which are given below :

Board of Directors

- **Composition:**

As on 28th May, 2009, the Board of Directors has 14 members, out of whom 4 are Executive Directors and 10 are Non-Executive Directors (NEDs) who bring in a wide range of skills and experience to the Board. The composition of the Board is in conformity with Clause 49 of the Listing Agreement.

None of the Directors on the Board is a Member on more than 10 Committees and Chairman of more than 5 Committees (as specified in Clause 49), across all the companies in which he is a Director. The necessary disclosures regarding Committee positions have been made by the Directors.

Table 1: Composition of the Board as on 31st March, 2009

Name of the Director and Business Relationship	Category of Directorship	* No. of other Directorships	# No. of other Committee Memberships held		No. of Board Meetings attended during the year	Attendance at the 89th Annual General Meeting held on 10th September, 2008
			Chairman	Member		
Mr R N Tata, Chairman	Promoter, Non-Executive	10	-	-	5	Yes
Mr R Gopalakrishnan		8	-	4	7	Yes
Dr H S Vachha	Independent, Non-Executive	6	3	1	7	Yes
Mr R K Misra, (Representative of LIC as Investor/Lender)		-	-	-	7	Yes
Mr N H Mirza		4	3	-	5	Yes
Mr D M Satwalekar		5	2	1	6	Yes
Dr R H Patil [1]		12	5	5	5	Yes
Mr P G Mankad [1]		12	2	7	6	Yes
Mr A K Basu [1]		8	-	4	-	NA
Mr A J Engineer	Non-Independent, Non-Executive	6	1	1	7	Yes

Name of the Director and Business Relationship	Category of Directorship	* No. of other Directorships	# No. of other Committee Memberships held		No. of Board Meetings attended during the year	Attendance at the 89th Annual General Meeting held on 10th September, 2008
			Chairman	Member		
Mr P R Menon, Managing Director	Executive	9	-	-	7	Yes
Mr S Ramakrishnan, Executive Director		7	1	4	7	Yes
Mr S Padmanabhan, Executive Director		5	-	2	6	Yes
Mr B Agrawala, Executive Director		3	-	1	7	Yes

[1] Please see Table 2 below.

* Alternate Directorships and directorships in private companies, foreign companies and Section 25 companies are excluded.

\# Represents Memberships/Chairmanships of Audit Committee and Shareholders'/ Investors' Grievance Committee.

None of the Directors of the Company are related to each other.

Table 2: Changes in Board composition during the year

Name of the Director	Details of change	Date of change
Mr A K Sardana	Resigned as Director	2nd July, 2008
Dr R H Patil	Appointed as an Additional Director	3rd July, 2008
Mr P G Mankad	Appointed as an Additional Director	3rd July, 2008
Mr Rahul Asthana	Resigned as State Government Director	21st August, 2008
Mr Syamal Gupta	Ceased to be a Director as he did not seek re-election	10th September, 2008
Mr A K Basu	Appointed as an Additional Director	26th March, 2009

7 Board Meetings were held during the year and the gap between two meetings did not exceed four months. The dates were: 23rd June, 2008, 25th July, 2008, 1st September, 2008, 16th October, 2008, 27th October, 2008, 29th January, 2009 and 26th March, 2009.

The information as required under Annexure IA to Clause 49 is being made available to the Board.

Code of Conduct

The Board has laid down separate Codes of Conduct for Non-Executive Directors and Senior Management personnel of the Company and the same are posted on the Company's website www.tatapower.com. All Board Members and Senior Management personnel have affirmed compliance with the Code of Conduct. The Managing Director has also confirmed and certified the same. The certification is enclosed at the end of this Report.

Committees of the Board

Audit Committee

Table 3: Composition of the Audit Committee as on 31st March, 2009

Sl. No.	Name of the Director	Category	No. of Meetings attended during 2008-09	Remarks
1.	Dr H S Vachha (Chairman)	Independent, Non-Executive	13	Dr Vachha is a former executive of ICICI Limited and accordingly has the requisite accounting/ related financial management expertise.
2.	Mr R K Misra	Independent, Non-Executive	13	Is financially literate
3.	Mr A J Engineer [2]	Non-Independent, Non-Executive	8	Is financially literate

Table 4: Changes in Audit Committee composition during the year

Name of the Director	Details of change	Date of change
Mr Syamal Gupta	Ceased to be a Member of the Committee	10th September, 2008
Mr A J Engineer [2]	Appointed as Member of the Committee	11th September, 2008

The Audit Committee met 13 times during the year under review on the following dates:

11th June, 2008, 20th June, 2008, 24th July, 2008, 22nd August, 2008, 1st September, 2008, 23rd September, 2008, 27th October, 2008, 25th November, 2008, 11th December, 2008, 28th January, 2009, 30th January, 2009, 2nd March, 2009 and 25th March, 2009.

The terms of reference, role and scope are in line with those prescribed by Clause 49 of the Listing Agreement with the Stock Exchanges. The Company also complies with the provisions of Section 292A of the Companies Act, 1956 pertaining to Audit Committee and its functioning.

At its meeting held on 29th March, 2001, the Board delegated the following powers to the Audit Committee :

- To investigate any activity within its terms of reference.
- To seek information from any employee.
- To obtain outside legal or other professional advice.
- To secure attendance of outsiders with relevant expertise, if it considers necessary.

The Audit Committee invites such of the executives, as it considers appropriate (and particularly the head of the finance function) to be present at its meetings. The Finance Director and head of Internal Audit attend the meetings. The Statutory Auditors are also invited to the meetings. Mr B J Shroff, the Company Secretary, acts as the Secretary of the Committee.

Remuneration Committee

Table 5: Composition of the Remuneration Committee as on 31st March, 2009

Sl. No.	Name of the Director	Category	No. of Meetings attended during 2008-09
1.	Mr N H Mirza (Chairman)	Independent, Non-Executive	2
2.	Mr R N Tata [3]	Non-Independent, Non-Executive	-
3.	Mr R Gopalakrishnan	Non-Independent, Non-Executive	2

Table 6: Changes in Remuneration Committee composition during the year

Name of the Director	Details of change	Date of change
Mr Syamal Gupta	Ceased to be a Member of the Committee	10th September, 2008
Mr R N Tata [3]	Appointed as Member of the Committee	11th September, 2008

The Remuneration Committee met twice during the year on the following dates:

2nd July, 2008 and 20th August, 2008.

The terms of reference of the Committee include recommending to the Board of Directors specific remuneration packages for Executive Directors.

Remuneration Policy :

- **Non-Executive Directors**

The Non-Executive Directors (NEDs) are paid remuneration by way of Commission and Sitting Fees. In terms of the shareholders' approval obtained at the Annual General Meeting (AGM) held on 10th September, 2008, the Commission is paid at a rate not exceeding 1% per annum of the net profits of the Company (computed in accordance with Section 309(5) of the Companies Act, 1956). The distribution of Commission amongst the NEDs is placed before the Remuneration Committee and the Board. The Commission payment for the year ended 31st March, 2008 was distributed broadly on the following basis:

1. Number of meetings of the Board and substantive Committees of the Board attended;
2. Role and responsibility as Chairman/Member of the Board/Committee;
3. Individual contributions at the meetings; and
4. Time spent other than in meetings relating to the operations of the Company.

During the year, the Company paid sitting fees of Rs.20,000/- per meeting to the NEDs for attending meetings of the Board, Executive Committee of the Board, Audit Committee, Remuneration Committee and Nominations Committee. The fees paid for other Committee meetings was Rs.5,000/- per meeting attended.

- **Executive Directors**

The Company pays remuneration by way of salary, perquisites and allowances (fixed component) and commission (variable component) to the Managing Director and the Executive Directors. Salary is paid within the range approved by the shareholders. Annual increments effective 1st April each year, as recommended by the Remuneration Committee, are placed before the Board for approval. The ceiling on perquisites and allowances as a percentage of salary, is fixed by the Board. Within the prescribed ceiling, the perquisite package is recommended by the Remuneration Committee and approved by the Board. Commission is calculated with reference to the net profits of the Company in a particular financial year and is determined by the Board on the recommendation of the Remuneration Committee of Directors, at the end of the financial year, subject to overall ceilings stipulated in Sections 198 and 309 of the Companies Act, 1956. Specific amounts payable to such Directors is based on the performance criteria laid down by the Board which broadly takes into account the profits earned by the Company for the year.

- **Management Staff**

Remuneration of employees largely consists of basic remuneration, perquisites, allowances and performance incentives. The components of the total remuneration vary for different grades and are governed by industry patterns, qualifications and experience of the employee, responsibilities handled by him, his individual performance etc. For the last few years, effort has also been made to link the annual variable pay of senior managers with the performance of the Company in general and their individual performance for the relevant year measured against specific Key Performance Areas which are aligned to the Company's objectives.

Retirement Policy for Directors

On the recommendation of Tata Sons Ltd., the Board of the Company has, in May 2006, adopted the Revised Guidelines for retirement age wherein Managing Directors and Executive Directors retire at the age of 65 years whilst all the Non-Executive Directors retire at the age of 75 years. The Company has also adopted a Retirement Policy for Managing Directors and Executive Directors which offers special retirement benefits including pension, ex-gratia and medical and other benefits. In addition to the above, the retiring Managing Director is entitled to residential accommodation or compensation in lieu of accommodation on retirement. The quantum and payment of the said benefits are subject to an eligibility criteria of the retiring director and is payable at the discretion of the Board in each individual case on the recommendation of the Remuneration Committee. The said Retirement Policy has also been approved by the Members at their AGMs held on 11th August 1995 and 6th August 2002.

Remuneration to Directors :

Table 7: Details of Remuneration to Non-Executive Directors during FY09

Name of the Director	Sitting Fees paid (Gross) (Rs.)	Commission paid (Gross) (Rs.) *
Mr R N Tata	2,80,000	52,42,000
Mr Syamal Gupta	2,45,000	44,35,000
Mr R Gopalakrishnan	3,40,000	30,95,000
Dr H S Vachha	4,70,000	34,98,000
Mr R K Misra	4,40,000	21,40,000 @
Mr A J Engineer $	4,90,000	22,20,000
Mr N H Mirza	2,80,000	22,20,000
Mr R Asthana #	20,000	4,28,000
Mr A K Sardana	20,000	47,15,000 **
Mr D M Satwalekar	1,80,000	1,07,000
Dr R H Patil	1,00,000	-
Mr P G Mankad	1,20,000	-
Mr A K Basu	-	-

* Commission relates to the financial year ended 31st March, 2008 which was paid during the financial year under review. Commission of Rs.3 crores has been provided as payable to the eligible Non-Executive Directors in the accounts for the year ended 31st March, 2009.

@ The Commission of Mr Misra, Nominee Director of LIC, was paid to LIC. Travel and other out-of-pocket expenses were reimbursed to Mr Misra for attending Board and Committee Meetings.

$ During the year, the following amounts were also paid to Mr Engineer :

Pension - Rs.22,89,482/-
Residential accommodation - Rs.11,44,741/-
Medical - Rs.36,965/-

\# The remuneration of Mr Asthana, State Government Director, was paid to the Government Treasury.

** The break-up of Commission paid to Mr Sardana is as under:
Rs.31,00,000 - As Executive Director from 1st March, 2007 to 2nd August, 2007
Rs.16,15,000 - As Non-Executive Director from 9th August, 2007 to 31st March, 2008

Apart from this, none of the NEDs had any pecuniary relationship or transactions with the Company other than the Directors Fees and Commission received by them.

Table 8: Details of remuneration and perquisites paid and/or value calculated as per the Income-tax Act, 1961 to the Managing Director and Executive Directors

Name	Salary (Rs.)	@ Commission paid in 2008-09 (Rs.)	Perquisites (Rs.)	Retirement Benefits (Rs.)	Total (Rs.)
Mr P R Menon, Managing Director	52,80,000	1,20,00,000	52,76,422	14,25,600	2,39,82,022
Mr S Ramakrishnan, Executive Director	32,40,000	75,00,000	39,26,376	8,74,800	1,55,41,176
Mr S Padmanabhan, Executive Director	27,60,000	-	23,90,029	7,45,200	58,95,229
Mr B Agrawala, Executive Director	24,00,000	-	81,08,462	6,48,000	1,11,56,462

@ Commission relates to the financial year ended 31st March, 2008 which was paid during the financial year under review. Commission of Rs.4 crores has been provided as payable to the Managing Director and Executive Directors in the accounts of the current year, the distribution of which is yet to be determined.

Mr G F Grove-White, Executive Director and Chief Operating Officer, resigned from the services of the Company with effect from 20th July, 2007. Commission of Rs.23,00,000 was paid to him for the period from 1st April, 2007 to 20th July, 2007.

Salient features of the agreements executed by the Company with Mr Menon, Managing Director and Mr Ramakrishnan, Mr Padmanabhan and Mr Agrawala, Executive Directors, consequent upon obtaining shareholders' approval at the AGM, are given below in Table 9.

Table 9:

Terms of Agreement	**Mr P R Menon Managing Director**	**Mr S Ramakrishnan Executive Director**	**Mr S Padmanabhan Executive Director**	**Mr B Agrawala Executive Director**
Period of appointment	16-10-2006 to 31-1-2011	1-10-2004 to 30-9-2009	6-2-2008 to 5-2-2013	15-2-2008 to 14-2-2013
Remuneration - Salary	Basic salary upto a maximum of Rs.6,50,000 p.m.	Basic salary upto a maximum of Rs.6,00,000 p.m.		
- Commission	At the discretion of the Board within the limits stipulated under the Companies Act, 1956.			
- Incentive Remuneration	At the discretion of the Board, not exceeding 200% of basic salary			
- Benefits, perquisites and allowances (excluding Company's contribution to Provident Fund, Superannuation, Gratuity, Leave Encashment)	As may be determined by the Board from time to time			
Notice period	The Agreements may be terminated by either party giving to the other party six months' notice or the Company paying six months' remuneration in lieu thereof.			
Severance fees	There is no separate provision for payment of severance fees.			
Stock Option	Nil			

Besides the above, Mr Agrawala is also entitled to a one-time payment of Rs.20,00,000 to cover any costs involved due to his joining the Company at the earliest possible date. Mr Agrawala has confirmed that he will not claim this amount.

The above agreements are contractual in nature.

Details of number of shares and convertible instruments held by Non-Executive Directors

Except for Mr R N Tata, who holds 400 Equity Shares of Rs.10/- each of the Company, no other Non-Executive Director holds any shares or convertible instruments of the Company.

Shareholders'/Investors' Grievance Committee

Table 10: Composition of the Shareholders'/Investors' Grievance Committee as on 31st March, 2009

Name of the Director	**Category of Directorship**	**No. of Meetings attended during 2008-09**
Dr H S Vachha (Chairman) [4]	Independent, Non-Executive	2
Mr S Ramakrishnan	Executive	2
Mr S Padmanabhan [5]	Executive	1

Table 11: Changes in Shareholders'/Investors' Grievance Committee composition during the year

Name of the Director	Details of change	Date of change
Mr Syamal Gupta	Ceased to be Member and Chairman of the Committee	10th September, 2008
Dr H S Vachha (Chairman) [4]	Appointed as Chairman of the Committee	11th September, 2008
Mr S Padmanabhan [5]	Appointed as Member of the Committee	11th September, 2008

The Shareholders'/Investors' Grievance Committee met twice during the year on 20th August, 2008 and 18th March, 2009.

In accordance with Clause 49(IV)(G)(iv) of the Listing Agreements with the Stock Exchanges, the Board has authorised Mr B J Shroff, Company Secretary and Compliance Officer, and Mr A S Bapat, Chief - Legal of the Company, to severally approve share transfers/ transmissions, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee. Share Transfer formalities are regularly attended to and atleast once a fortnight.

All investor complaints which cannot be settled at the level of Mr B J Shroff, Company Secretary and Compliance Officer, are placed before the Committee for final settlement.

The status of total number of complaints received during the year were as follows:

Sl. No.	Description	Total	
		Received	Replied
A	**Letters received from Statutory Bodies**		
	SEBI	14	14
	Stock Exchanges	6	6
	Depositories (NSDL/CDSL)	4	4
B	**Dividends**		
	Non-receipt of Dividend warrants (pending reconciliation at the time of receipt of letters)	56	56
	Total	**80**	**80**

There were no unresolved complaints as on 31st March, 2009.

9 transfers and 24 demats, which were pending as on 31st March, 2009, have been subsequently processed and completed.

Investor Survey

A questionnaire was sent to all the shareholders of the Company in November 2008 to determine the satisfaction levels and explore avenues for improvement based on suggestions made by them. 3,740 responses were received. Various suggestions received from the shareholders were duly considered and appropriate action was taken on the merits. The Company would welcome suggestions that will further help improving its services to shareholders.

As per the commitment made in the questionnaire, a sum of Rs.3,74,000/- was donated to National Association for the Blind for the responses received by the Company @ Rs.100 per response received.

Executive Committee of the Board

The Executive Committee of the Board comprises of Mr R N Tata (Chairman), Mr R Gopalakrishnan, Mr A J Engineer, Mr N H Mirza, Mr D M Satwalekar, Mr P R Menon (Managing Director) and Mr S Ramakrishnan, Mr S Padmanabhan and Mr B Agrawala (Executive Directors). This Committee covers a detailed review of the following items before being presented to the full Board:

- Business and strategy review
- Long-term financial projections and cash flows
- Capital and Revenue Budgets and capital expenditure programmes
- Acquisitions, divestments and business restructuring proposals
- Senior management succession planning
- Any other item as may be decided by the Board

Nominations Committee

The Nominations Committee comprises of Dr H S Vachha (Chairman), Mr R N Tata and Mr R K Misra. This Committee makes recommendations regarding composition of the Board and would therefore identify Independent Directors to be inducted to the Board from time to time and take steps to refresh the composition of the Board from time to time.

Ethics and Compliance Committee

In accordance with the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended (the Regulations), the Board of Directors of the Company adopted the Code of Conduct for Prevention of Insider Trading and the Code of Corporate Disclosure Practices (the Code) to be followed by Directors, Officers and other Employees. The Code is based on the principle that Directors, Officers and Employees of a Tata Company owe a fiduciary duty to, among others, the shareholders of the Company to place the interest of the shareholders above their own and conduct their personal securities transactions in a manner that does not create any conflict of interest situation. The Code also seeks to ensure timely and adequate disclosure of Price Sensitive Information to the investor community by the Company to enable them to take informed investment decisions with regard to the Company's securities. The Code contains regulations for preservation of price sensitive information, pre-clearance of trade and monitoring and implementation of the Code.

In terms of this Code, a Committee has been constituted called 'Ethics and Compliance Committee' comprising of Dr H S Vachha (Chairman) and Mr A J Engineer.

Mr S Ramakrishnan, Executive Director (Finance) is the Compliance Officer to ensure compliance and effective implementation of the Regulations and also this Code across the Company.

General Body Meetings

The last three AGMs were held as under :

Financial Year ended	Day & Date	Time	Venue
31st March, 2006	Tuesday, 1st August, 2006	3 p.m.	Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020.
31st March, 2007	Wednesday, 8th August, 2007		
31st March, 2008	Wednesday, 10th September, 2008		

Details of Special Resolutions passed in the previous three AGMs

Date of AGM	Particulars of Special Resolutions passed thereat
1st August, 2006	No Special Resolutions were passed at this AGM
8th August, 2007	i) Change in place of keeping Registers and Records ii) Alteration in the Articles of Association of the Company iii) Appointment of Auditors iv) Appointment of Branch Auditors
10th September, 2008	i) Commission to Directors

None of the business required to be transacted at this AGM is proposed to be passed by postal ballot.

No Court-convened Meetings were held during the last three years.

Disclosures

1. There were no materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, Directors or the management, their subsidiaries or relatives etc. during the year, that may have potential conflict with the interests of the Company at large.
2. The Board has received disclosures from key managerial personnel relating to material, financial and commercial transactions where they and/or their relatives have personal interest. There are no materially significant related party transactions which have potential conflict with the interest of the Company at large.
3. There was no non-compliance during the last three years by the Company on any matter related to Capital Market. There were no penalties imposed nor strictures passed on the Company by Stock Exchanges, SEBI or any statutory authority.

4. The Board of Directors of the Company has adopted a Whistle Blower Policy for establishing a mechanism for employees to report to the management concerns about unethical behaviour, actual or suspected fraud or violation of the Company's Code of Conduct or ethics policy. The said policy has been posted on the Company's intranet site. The Company affirms that no employee has been denied access to the Audit Committee.
5. All mandatory requirements as per Clause 49 of the Listing Agreement have been complied with by the Company.
6. The Company follows Accounting Standards issued by The Institute of Chartered Accountants of India and there are no statutory audit qualifications in this regard.
7. In terms of Clause 49(V) of the Listing Agreement, the Managing Director and the Executive Director (Finance) made a certification to the Board of Directors in the prescribed format for the year under review which has been reviewed by the Audit Committee and taken on record by the Board.

Means of Communication

1. **Quarterly Results:** Quarterly and half-yearly reports are published in the following newspapers :

Name of the Newspaper	Region	Language
Indian Express – All editions	Ahmedabad, Vadodara, Mumbai, Chandigarh, New Delhi, Kolkata, Lucknow, Nagpur and Pune	English
Financial Express (From the quarter ended December 2008)	Mumbai, Pune, Ahmedabad, Delhi, Lucknow, Chandigarh, Kolkata, Hyderabad, Bengaluru, Kochi, Chennai	English
Loksatta – All editions	Ahmednagar, Mumbai, Pune, Nagpur, Aurangabad and Delhi	Marathi
Jam-e-Jamshed Weekly	Mumbai	Gujarati
Vyapar	Mumbai and Rajkot	Gujarati

2. **Half-Yearly Reports:** Half-yearly reports covering financial results are sent to Members at their registered address.
3. **News Releases, Presentations etc.:** Official news releases, detailed presentations made to media, analysts, institutional investors etc. are displayed on the Company's website www.tatapower.com. Official media releases, sent to the Stock Exchanges, are given directly to the press.
4. **Website:** Comprehensive information about the Company, its business and operations, Press Releases and Investor information can be viewed at the Company's website www.tatapower.com. The 'Investor Relations' section serves to inform the investors by providing key and timely information like details of Directors, Financial Results, Annual Reports, shareholding pattern, presentations made to analysts etc.

   Members also have the facility of raising their queries/complaints on share related matters through a facility provided on the 'Investor Relations' section.
5. **Annual Reports:** The Annual Report is posted to Members and others entitled to receive it.
6. **Corporate Filing and Dissemination System (CFDS):** The CFDS portal is a single source to view information filed by listed companies. All disclosures and communications to Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) are filed electronically through CFDS portal. Hard copies of the said disclosures and correspondence are also filed with the Stock Exchanges.
7. **Reminders to Members:** Reminders for unpaid dividend were sent to the Members as per records. Circulars were also sent to Members urging them to opt for Electronic Clearing Service (ECS) as a mode of receiving corporate benefits. Further, circulars were also sent to Members requesting them to exchange the share certificates of Rs.100 each of the Company and the erstwhile The Tata Hydro-Electric Power Supply Company Limited (Tata Hydro) and The Andhra Valley Power Supply Company Limited (Andhra Valley), held by them, for share certificates of Rs.10 each of the Company, consequent upon sub-division. The Members were also requested to exchange the share certificates of the erstwhile Tata Hydro and Andhra Valley for share certificates of the Company issued consequent upon amalgamation of these two companies with Tata Power.
8. **Factory visit:** To familiarise our Members with the Company's operations, based on requests by them, the Company arranges for visits to its hydro station in small batches. During Financial Year 2008-09, Members were taken to Khopoli Generating Station.

General Shareholder Information

1. The AGM is scheduled to be held on Thursday, 6th August, 2009 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020.

As required under Clause 49(IV)(G)(i) of the Listing Agreements with the Stock Exchanges, particulars of Directors seeking appointment/ re-appointment at the forthcoming AGM are given in the Annexure to the Notice of the AGM to be held on 6th August, 2009.

2. **Financial Year** : 1st April, 2008 to 31st March, 2009

3. **Book Closure** : From 16th July, 2009 to 6th August, 2009 (both days inclusive).

4. **Dividend Payment Date** : 10th August, 2009

5. **Listing on Stock Exchanges** : The Company's Equity Shares are listed on the following 2 Stock Exchanges in India :

Bombay Stock Exchange Limited
(Regional Stock Exchange)
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001

National Stock Exchange of India Limited
'Exchange Plaza'
Bandra-Kurla Complex
Bandra (E), Mumbai 400 051.

The Global Depository Shares (GDS) issued by the Company jointly with the erstwhile The Tata Hydro-Electric Power Supply Company Limited and The Andhra Valley Power Supply Company Limited in the International Market have been listed on the Luxembourg Stock Exchange and have been accepted for clearance through Euroclear and Cedel. They have also been designated for trading in the PORTAL System of the National Association of Securities Dealers, Inc. The Foreign Currency Convertible Bonds issued by the Company are listed on Singapore Stock Exchange.

The following series of Debentures issued by the Company have been listed on the Wholesale Debt Market segment of NSE:

Sl. No.	Series	Amount outstanding as on 31/3/2009 (Rs. in crores)
1.	10.20% Redeemable Transferable Secured Non-Convertible Debentures	87.33
2.	6000 7.1% Transferable Secured Redeemable Non-Convertible Debentures	600.00
3.	10.10% Redeemable Transferable Secured Non-Convertible Debentures	500.00
4.	10.40% Redeemable Transferable Secured Non-Convertible Debentures	500.00

The Company has paid the requisite Annual Listing Fees to the 2 Stock Exchanges for the financial year 2008-09.

6. **Stock Code (For Equity Shares)**

Bombay Stock Exchange Limited (BSE)	
(physical form)	400
(demat form)	500400
National Stock Exchange of India Limited (NSE)	TATAPOWER EQ

7. **Market Information :**

(a) Market Price Data : High, Low during each month and trading volumes of the Company's Equity Shares during the last financial year at BSE and NSE are given below :

Stock Exchange	BSE			NSE		
Month	**High**	**Low**	**No. of shares traded during the month**	**High**	**Low**	**No. of shares traded during the month**
April 2008	1,392.30	1,120.30	22,95,808	1,395.95	1,121.25	1,09,29,104
May 2008	1,495.20	1,331.75	22,14,691	1,496.45	1,332.45	80,88,106
June 2008	1,316.50	1,053.25	35,55,473	1,312.25	1,057.00	1,68,91,213
July 2008	1,160.10	952.20	76,34,840	1,157.70	953.40	2,46,56,262
August 2008	1,119.40	1,011.65	52,29,140	1,119.45	1,012.10	1,93,32,062
September 2008	1,100.85	906.05	41,50,676	1,105.20	907.15	1,78,99,885
October 2008	946.50	570.25	40,97,552	949.35	567.25	1,56,50,826
November 2008	808.45	630.90	42,11,600	807.50	630.40	1,45,20,828
December 2008	750.80	644.15	34,07,542	752.25	642.90	1,22,21,171
January 2009	830.15	709.35	33,73,835	832.80	708.60	1,32,56,738
February 2009	807.95	726.40	16,11,948	808.40	726.85	67,11,767
March 2009	781.80	607.10	31,51,954	783.60	606.95	1,47,81,106

b) Performance of Tata Power Share price in comparison to BSE Sensex :


TATA POWER PRICE Vs.BSE SENSEX
1500
1300
1100
900
700
500
18000
16000
14000
12000
10000
8000
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
TATA Power
BSE Sensex

8. **Registrars and Transfer Agents:**

TSR Darashaw Limited (TSRDL)
6-10, Haji Moosa Patrawala Industrial Estate
20, Dr E Moses Road, (Near Famous Studio)
Mahalaxmi, Mumbai 400 011
Tel.: 022 6656 8484, Fax :022 6656 8494
E-mail : csg-unit@tsrdarashaw.com
Website : www.tsrdarashaw.com

For the convenience of shareholders based in the following cities, transfer documents and letters will also be accepted at the following branches / agencies of TSRDL :

Branches of TSRDL

1. TSR Darashaw Limited
503, Barton Centre, 5th floor
84, Mahatma Gandhi Road
Bengaluru 560 001
Tel : 080 2532 0321
Fax : 080 2558 0019
E-mail : tsrdlbang@tsrdarashaw.com

2. TSR Darashaw Limited
Bungalow No.1, 'E' Road
Northern Town, Bistupur
Jamshedpur 831 001
Tel : 0657 242 6616
Fax : 0657 242 6937
E-mail: tsrdljsr@tsrdarashaw.com

3. TSR Darashaw Limited
Tata Centre, 1st Floor
43, Jawaharlal Nehru Road
Kolkata 700 071
Tel : 033 2288 3087
Fax : 033 2288 3062
E-mail : tsrdlcal@tsrdarashaw.com

4. TSR Darashaw Limited
Plot No.2/42, Sant Vihar
Ansari Road, Darya Ganj
New Delhi 110 002
Tel : 011 2327 1805
Fax : 011 2327 1802
E-mail : tsrdldel@tsrdarashaw.com

Agent of TSRDL

Shah Consultancy Services Private Limited
3, Sumatinath Complex,
Pritam Nagar, Akhada Road, Ellisbridge
Ahmedabad 380 006
Telefax : 079 2657 6038
E-mail : shahconsultancy8154@gmail.com

9. Share Transfer System : Share Transfers in physical form can be lodged with TSRDL at the abovementioned address or at their branch offices, addresses of which are available on website: www.tsrdarashaw.com

Transfers are normally processed within 20 days from the date of receipt. If the documents are complete in all respects, Mr B J Shroff, Company Secretary and Compliance Officer and Mr A S Bapat, Chief-Legal, are severally empowered to approve transfers, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee.

10. Distribution of Shares as on 31st March, 2009:

Slab	Number of Shareholders				Number of shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 500	40885	115642	156527	89.81	5585472	2.52	9936229	4.49	15521701	7.01
501 - 1000	3396	6927	10323	5.92	2300372	1.04	4974966	2.25	7275338	3.29
1001 - 2000	905	3322	4227	2.43	1262365	0.57	4704089	2.12	5966454	2.69
2001 - 3000	267	1021	1288	0.74	651138	0.29	2514535	1.14	3165673	1.43
3001 - 4000	133	475	608	0.35	468396	0.21	1671193	0.75	2139589	0.97
4001 - 5000	52	236	288	0.17	233226	0.11	1067892	0.48	1301118	0.59
5001 - 10000	57	429	486	0.28	373602	0.17	3053033	1.38	3426635	1.55
10001 and above	21	514	535	0.31	447398	0.20	182180537	82.28	182627935	82.48
Total	**45716**	**128566**	**174282**	**100.00**	**11321969**	**5.11**	**210102474**	**94.89**	**221424443***	**100.00**

* Excluding 230308 shares not allotted but held in abeyance, 440270 shares cancelled pursuant to a Court Order and 4804040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Co. Ltd. cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature at Bombay.

11. Shareholding pattern as on 31st March, 2009:

(I) (a) Statement showing Shareholding Pattern

Category code	Category of Shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total Shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a Percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)= (VIII) / (IV)*100
(A)	**Shareholding of Promoter and Promoter Group**							
1.	**Indian**							
(a)	Individuals/Hindu Undivided Family	0	0	0	0.00	0.00	0	0
(b)	Central Government/State Government(s)	0	0	0	0.00	0.00	0	0
(c)	Bodies Corporate	21	73572962	73572210	33.26	33.23	32305000	43.91
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0
(e)	Any Other (Trust)	3	65624	65624	0.03	0.03	0	0
Sub-Total (A) (1)		**24**	**73638586**	**73637834**	**33.29**	**33.26**	**32305000**	**43.87**
2.	**Foreign**							
(a)	Individuals (Non-Resident Individuals/ Foreign Individuals)	0	0	0	0.00	0.00	0	0
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0
(c)	Institutions	0	0	0	0.00	0.00	0	0
(d)	Any Other (specify)	0	0	0	0.00	0.00	0	0
Sub-Total (A) (2)		**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0**
Total Shareholding of Promoter and Promoter Group (A) = (A)(1)+(A)(2)		**24**	**73638586**	**73637834**	**33.29**	**33.26**	**32305000**	**43.87**
(B)	**Public Shareholding**						N.A	N.A
1.	**Institutions**						N.A	N.A
(a)	Mutual Funds/UTI	233	15221647	15129325	6.88	6.88		
(b)	Financial Institutions/Banks	186	384272	333978	0.17	0.17		
(c)	Central Government/State Government(s)	6	137705	112449	0.06	0.06		
(d)	Venture Capital Funds	0	0	0	0.00	0.00		
(e)	Insurance Companies	58	49218171	49193597	22.25	22.23		
(f)	Foreign Institutional Investors	331	41037363	41030415	18.56	18.53		
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00		
(h)	Any Other (specify)	0	0	0	0.00	0.00		
i.	Foreign Nationals – DR	1	1000	1000	0.00	0.00		

Category code	Category of Shareholder	Number of share-holders	Total number of shares	Number of shares held in dematerialised form	Total Shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a Percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)= (VIII) / (IV)*100
Sub-Total (B) (1)		815	106000158	105800764	47.92	47.87		
2.	Non-Institutions						N.A	N.A
(a)	Bodies Corporate	2119	1936638	1720801	0.87	0.87		
(b)	Individuals -							
i.	Individual shareholders holding nominal share capital upto Rs.1 lakh	171151	36868112	26193303	16.67	16.65		
ii.	Individual shareholders holding nominal share capital in excess of Rs.1 lakh	127	2493940	2264899	1.13	1.13		
(c)	Any Other (specify)							
i.	Trust	35	48310	46944	0.02	0.02		
ii.	Overseas Corporate Bodies	3	640	0	0.00	0.00		
iii.	Foreign Bodies	5	219169	219169	0.10	0.10		
Sub-Total (B) (2)		173440	41566809	30445116	18.79	18.77		
Total Public Shareholding (B) = (B)(1)+(B)(2)		174255	147566967	136245880	66.71	66.64	0	0
TOTAL (A)+(B)		174279	221205553	209883714	100.00	99.90	32305000	14.60
(C)	Shares held by Custodians and against which Depository Receipts have been issued	3	218890	218760	N.A	0.10	N.A	N.A
GRAND TOTAL (A)+(B)+(C)		174282	221424443	210102474		100.00	32305000	14.59

12. Dematerialisation of Shares as on 31st March, 2009 and Liquidity:

The Company's shares are compulsorily traded in dematerialised form and are available for trading on both the Depositories in India – National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).


1.50 (CDSL)
5.11 (Physical)
93.39 (NSDL)

Particulars of Shares	Equity Shares of Rs.10 each		Shareholders	
	Number	% of total	Number	% of total
Dematerialised form				
NSDL	206799284	93.39	104025	59.69
CDSL	3303190	1.50	24541	14.08
Sub-total	**210102474**	**94.89**	**128566**	**73.77**
Physical form	11321969	5.11	45716	26.23
Total	**221424443**	**100.00**	**174282**	**100.00**

International Securities Identification Number (ISIN)

Under the Depository system, the ISIN allotted to the Company's shares in dematerialised form is **INE245A01013.**

The Annual Custodial Fees for the Financial Year 2008-09 were paid to NSDL and CDSL.

The Company's shares are regularly traded on BSE and NSE as is seen from the volume of shares indicated in the table containing market information.

13. Number of GDS outstanding : as on 31st March,2009 2431

Since the underlying Equity Shares represented by GDS have been allotted in full, the outstanding GDS have no impact on the Equity of the Company.

14. Plant Location:

(a) Thermal Power Stations :

i) Trombay Generating Station
Mahul Road, Chembur,
Mumbai, Maharashtra

(ii) Jojobera Power Plant
Jojobera,
Jamshedpur, Jharkhand

(iii) Belgaum Power Plant
Plot Nos.1234 to 1240 & 1263 to 1297,
KIADB Kanbargi Industrial Area,
Auto Nagar, Belgaum
Karnataka

(iv) Haldia Power Plant
HFC COMPLEX
Patikhali,
Haldia, East Medinipur
West Bengal

(b) Hydro Generating Stations:

i) Generating Station
Bhira, P O Bhira
Taluka Mangaon
Dist. Raigad
Maharashtra

ii) Generating Station
Bhivpuri
P O Bhivpuri Camp
Taluka Karjat, Dist. Raigad
Maharashtra

iii) Generating Station
Khopoli
P O Khopoli Power House
Dist. Raigad
Maharashtra

(c) Wind Farms :

i) Village Shahjahanpur & Pimpalgaon
Taluka Parner
Dist. Ahmednagar
Maharashtra

ii) Village Khandke
Taluka & Dist. Ahmednagar
Maharashtra

iii) Taluka Sakri
Dist. Dhulia
Maharashtra

(iv) Jamjodhpur, Sadodar,
Motapanch devda Samana
Jamnagar District, Gujarat

(v) Hosur, Kanavi, Mulgund
Shiroland Harti
Gadag District, Karnataka

vi) Taluka – Sadawagapur
Dist. Satara
Maharashtra.

(d) Transmission Division : Shil Road, Netivli
Kalyan Dist. Thane
Maharashtra

(e) Distribution Division	:	Senapati Bapat Marg Lower Parel Mumbai
(f) Strategic Electronics Division	:	42/43 Electronic City Electronic City Post Office Hosur Road, Bengaluru
15. Address for correspondence	:	The Tata Power Company Limited Bombay House, 24, Homi Mody Street Mumbai 400 001 Tel : 6665 8282 Fax : 6665 8801

16. Compliance with Non-Mandatory Requirements:

i) The Board

Being the Group Chairman, the Company does not reimburse expenses incurred by the Non-Executive Chairman for maintenance of a separate Chairman's Office.

ii) Remuneration Committee

The Board has set up a Remuneration Committee. Please see details in para on Remuneration Committee.

iii) Shareholder Rights

A half yearly declaration of financial performance including summary of the significant events in last six months, is sent to all the shareholders. The results are also put up on the Company's website www.tatapower.com.

iv) Audit qualifications

During the year under review, there was no audit qualification in the Company's financial statements. The Company continues to adopt best practices to ensure a regime of unqualified financial statements.

v) Training of Board Members

The Company's Board of Directors comprises of professionals with expertise in their respective fields and industry. They endeavour to keep themselves updated with changes in the economy, legislation and technologies.

vi) Mechanism for evaluation of Non-Executive Board Members

Performance evaluation of Non-Executive Board Members is done by the Remuneration Committee and its recommendations are placed before the Board for consideration.

vii) Whistle Blower Policy

The Company has adopted a Whistle Blower Policy. Please refer to the para under the head 'Disclosures'.

17. Other Shareholder Information:

Corporate Identity Number (CIN)

The CIN allotted to the Company by the Ministry of Corporate Affairs, Government of India is **L28920MH1919PLC000567.**

TOLL FREE Investor Helpline

The Company maintains two TOLL FREE Investor Helplines to give shareholders the convenience of one more contact point with TSRDL, Registrar and Transfer Agent of the Company, for redressal of grievances/responses to queries. This was intimated to all shareholders. The Toll Free numbers are 1800-22-8775 and 1800-209-8484.

Shareholders' Relations Team

The Shareholders' Relations Team is located at the Registered Office of the Company.

Contact Person : Mr H M Mistry Tel : 6665 7515 Fax : 6665 8867

In compliance with Clause 47(f) of the Listing Agreement, a separate e-mail ID investorcomplaints@tatapower.com has been set up as a dedicated ID solely for the purpose of dealing with shareholders' complaints.

Transfer of unclaimed dividend to Investor Education and Protection Fund

Pursuant to the provisions of Sections 205A and 205C of the Companies Act, 1956, the dividend which remains unclaimed/unpaid for a period of seven years from the date of transfer to the unpaid dividend account is required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government.

The status of dividend remaining unclaimed is given hereunder:

Unclaimed Dividend	Status	Whether it can be claimed	Can be claimed from
Upto and including the Financial Year 1994-95	Transferred to General Revenue Account of the Central Government	Yes	The Registrar of Companies, Central Government Office Building, A-Wing, 2nd Floor, CBD Belapur, Navi Mumbai – 400 614, Maharashtra. Application to be made in Form II prescribed by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978.
For the Financial Years 1995-96 to 2000-01	Transferred to the IEPF of the Central Government	No	Not applicable
For the Financial Years 2001-02 and thereafter	Lying in respective Unpaid Dividend Accounts	Yes	TSR Darashaw Ltd., Registrar and Share Transfer Agent

The due dates for transfer to IEPF of the dividend remaining unclaimed since 2001-02 are provided hereunder:

Date of dividend declaration	Last date for claiming payment from TSRDL
16.05.2002	15.05.2009
04.08.2003	03.08.2010
29.06.2004	28.06.2011
04.08.2005	03.08.2012
01.08.2006	31.07.2013
08.08.2007	07.08.2014
10.09.2008	09.09.2015

Members are requested to get in touch with TSRDL for encashing the unclaimed dividend, if any, standing to the credit of their account.

After transfer of the said amounts to the IEPF, no claims in this respect shall lie against the IEPF or the Company nor shall any payment be made in respect of such claims.

Shares held in electronic form

Members holding shares in electronic form may please note that:

i) Instructions regarding bank details which they wish to have incorporated in future dividend warrants must be submitted to their Depository Participants (DPs). As per the regulations of NSDL and CDSL, the Company is obliged to print bank details on the dividend warrants, as furnished by these Depositories to the Company.
ii) Instructions already given by them for shares held in physical form will not be automatically applicable to the dividend paid on shares held in electronic form.
iii) Instructions regarding change of address, nomination and power of attorney should be given directly to the DP.
iv) The Company provides ECS facilities for shares held in electronic form and Members are urged to avail of this facility.

Bank Details

Members holding shares in physical form are requested to notify/send the following to TSRDL to facilitate better servicing :-

i) any change in their address/ mandate/ bank details, and

ii) particulars of the bank in which they wish their dividend to be credited, in case these have not been furnished earlier.

Members are advised that respective bank details and address as furnished by them or by NSDL/CDSL to the Company, for shares held in physical form and in electronic form respectively, will be printed on their dividend warrants as a measure of protection against fraudulent encashment.

Electronic Clearing Service (ECS) Facility

Under ECS facility, Members get an option to receive dividend directly to their bank account rather than receiving the same through Dividend Warrants. Members holding shares in physical form, who wish to avail ECS facility, are requested to send their ECS mandate in the prescribed form to TSRDL, in the event they have not done so earlier. Members holding shares in electronic form are requested to give the ECS mandate to their respective DPs directly.

The ECS Mandate Form can be obtained from TSRDL or downloaded from the Company's website www.tatapower.com under the section 'Investor Relations'.

Depository Services

Members may write to the respective Depository or to TSRDL for guidance on depository services. Address for correspondence with the Depositories are as follows:

National Securities Depository Limited
Trade World, 4th Floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
Tel : 022-2499 4200
Fax : 022-2497 6351
E-mail : info@nsdl.co.in
website : www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
17th Floor, Dalal Street
Mumbai 400 023
Tel : 022-2272 3333
Fax : 022-2272 3199
E-mail : investor@cdslindia.com
website : www.cdslindia.com

Nomination Facility

Pursuant to the provisions of Section 109A of the Companies Act, 1956, Members are entitled to make nominations in respect of shares held by them. Members holding shares in physical form and intending to make/change the nomination in respect of their shares in the Company, may submit their requests in Form No. 2B to TSRDL. Members holding shares in electronic form are requested to give the nomination request to their respective DPs directly.

Form No. 2B can be obtained from TSRDL or downloaded from the Company's website www.tatapower.com under the section 'Investor Relations'.

Odd Lot Facility

Having regard to the difficulties experienced by Members with small holdings in disposing of the shares held by them in physical form, TSRDL has framed a Scheme for the purchase of such shares. Interested Members with a shareholding of upto 50 shares of Rs.10/- each may contact TSRDL for further details.

- Members holding shares in electronic form should address their correspondence to their respective DPs, other than for dividend, which should be addressed to TSRDL.
- Members are requested to provide their e-mail address, telephone/fax numbers and quote their folio numbers/DP ID & Client ID numbers in all correspondence with TSRDL to facilitate prompt response.

Secretarial Audit for reconciliation of Capital

As stipulated by SEBI, a qualified practicing Company Secretary carries out Secretarial Audit to reconcile the total admitted capital with NSDL and CDSL and the total issued and listed capital. This audit is carried out every quarter and the report thereon is submitted to the Stock Exchanges as well as placed before the Board of Directors. The audit confirms that the total listed and paid up capital is in agreement with the aggregate of the total number of shares in physical form and the total number of shares in electronic form (held with NSDL and CDSL).

DECLARATION

As provided under Clause 49 of the Listing Agreement with the Stock Exchanges, I affirm that the Board Members and the Senior Management Personnel have confirmed compliance with the Codes of Conduct, as applicable to them, for the year ended 31st March, 2009.

For The Tata Power Company Limited

P R Menon
Managing Director

Mumbai, 28th May, 2009

Certificate

To the Members of The Tata Power Company Limited

We have examined the compliance of conditions of Corporate Governance by The Tata Power Company Limited, for the year ended 31st March, 2009, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the Directors and the management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Deloitte Haskins & Sells
Chartered Accountants

N. Venkatram
Partner
Membership No. 71387

Mumbai: 28th May, 2009

Consolidated Financial Statements

Auditors' Report

TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED
ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE TATA POWER COMPANY LIMITED

1. We have audited the attached Consolidated Balance Sheet of The Tata Power Company Limited ("the Company") and its subsidiaries (the Company and its subsidiaries constitute "the Group") as at 31st March, 2009, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect the Group's share of total assets of Rs. 9800.87 crores as at 31st March, 2009, the total income of Rs. 4813.22 crores, and the net cash outflows amounting to Rs. 395.90 crores for the year then ended as considered in the Consolidated Accounts and associates whose financial statements reflect the Group's share of accumulated profit upto 31st March, 2009 of Rs. 57.58 crores and the Group's share of loss of Rs 0.87 crore for the year ended on that date as considered in the Consolidated Accounts. These financial statements and other financial information other than to the extent as referred in Note 4, 5 and 6 have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as they relate to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of the other auditors.

4. These financial statements and other financial information reflect the Group's share of total assets of Rs. 260.94 crores as at 31st March, 2009, total incomes of Rs. 202.27 crores for the year ended on that date and the net cash inflows amounting to Rs. 15.52 crores for the year ended on that date in respect of NELCO Limited (along with its subsidiary and associate) which have been consolidated on the basis of unaudited consolidated accounts as certified by its management.

5. These financial statements and other financial information reflect the Group's share of total assets of Rs. 17.95 crores as at 31st March, 2009, and the net cash outflows amounting to Rs. 11.85 crores for the period/year ended on that date in respect of Dagachhu Hydro Power Corporation Limited (joint venture) and Mandakini Coal Mines Limited (joint venture) which has been consolidated on the basis of unaudited accounts as certified by their managment.

6. These financial statements and other financial information reflect the Group's share of profit Rs. 24.76 crores for the year ended 31st March, 2009 in respect of Tata Projects Limited (an associate) as considered in the Consolidated Accounts on the basis of unaudited accounts as certified by its managment.

7. We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investments in Associates in Consolidated Financial Statements' and Accounting Standard 27, 'Financial Reporting of Interests in Joint Ventures', notified under the Companies (Accounting Standard) Rules, 2006 and on the basis of the separate audited financial statements of The Tata Power Company Limited and its subsidiaries, joint ventures and associates included in the consolidated financial statements.

8. In so far as it relates to the results of operations and the financial position of The Tata Power Company Limited included in these consolidated financial statements, without qualifying our opinion we draw attention to Note 13(j) of the Notes forming part of the financial statements. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods

estimated at Rs. 519 crores and its consequential effects [Note 13(j) and (k)] for the period upto 31st March, 2009. The impact of the above on the results for the year cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

9. Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the attached consolidated financial statements, subject to the matters stated in paragraphs 4, 5 and 6 above, give a true and fair view in conformity with the accounting principles generally accepted in India:

   (a) in the case of the consolidated Balance Sheet, of the state of affairs of the Group as at 31st March, 2009,

   (b) in the case of the consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date, and

   (c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For DELOITTE HASKINS & SELLS

Chartered Accountants

N. VENKATRAM

Partner

Membership Number: 71387

Mumbai, 28th May, 2009

Consolidated Balance Sheet as at 31st March, 2009

	Schedule No.	Page	Rupees Crores	Rupees Crores	31-03-2008 Rupees Crores
FUNDS EMPLOYED:					
1. SHAREHOLDERS' FUNDS					
Share Capital	"A"	113		221.40	220.68
Share Warrants				Nil	60.99
Reserves and Surplus	"B"	114		8,397.51	7,371.32
2. MINORITY INTEREST				944.37	806.17
3. SPECIAL APPROPRIATION TOWARDS PROJECT COST				533.61	533.61
4. CAPITAL GRANT				7.36	7.65
5. CAPITAL CONTRIBUTIONS FROM CONSUMERS				203.00	150.57
6. SECURED LOANS	"C"	115		11,050.67	8,208.08
7. UNSECURED LOANS	"D"	115		3,092.75	905.54
8. ADVANCE AGAINST DEPRECIATION				97.76	46.54
9. DEFERRED TAX LIABILITY (NET) *(See Note 21)*			282.79		134.48
Less: Tax to be utilised in future tariff determination			27.85		Nil
			254.94		134.48
Add: SHARE IN JOINT VENTURES			261.88		150.97
				516.82	285.45
10. TOTAL FUNDS EMPLOYED				25,065.25	18,596.60
APPLICATION OF FUNDS:					
11. FIXED ASSETS	"E1"	116			
a) Gross Block			16,208.26		12,344.93
Less: Depreciation to date			6,807.89		5,825.48
				9,400.37	6,519.45
b) Capital Work-in-Progress (including advances against capital expenditure)			5,674.30		3,197.74
Add: Share in Joint Ventures			201.28		36.45
				5,875.58	3,234.19
c) Incidental expenditure incurred during construction period	"E2"	116		470.47	122.00
				15,746.42	9,875.64
12. GOODWILL ON CONSOLIDATION - NET OF IMPAIRMENT				4,831.60	4,214.49
13. DEFERRED STRIPPING COSTS - SHARE IN JOINT VENTURES				568.44	224.29
14. INVESTMENTS	"F"	117		3,251.23	3,125.27
15. DEFERRED TAX ASSET (NET)				1.39	3.43
16. CURRENT ASSETS, LOANS AND ADVANCES	"G"	118			
a) Inventories			1,014.64		652.93
b) Sundry Debtors			3,023.54		2,531.84
c) Cash and Bank balances			1,177.97		562.29
d) Other Current Assets			49.93		60.31
e) Loans and Advances			2,180.47		1,388.98
			7,446.55		5,196.35
Less:					
17. CURRENT LIABILITIES AND PROVISIONS	"H"	119			
a) Current Liabilities			4,808.63		2,981.54
b) Provisions			1,972.54		1,063.82
			6,781.17		4,045.36
18. NET CURRENT ASSETS				665.38	1,150.99
19. MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	119		0.79	2.49
20. TOTAL APPLICATION OF FUNDS				25,065.25	18,596.60
21. NOTES FORMING PART OF THE CONSOLIDATED ACCOUNTS	"J"	124			

As per our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

Mumbai, 28th May, 2009.

B. J. SHROFF
Secretary

Mumbai, 28th May, 2009.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director

Consolidated Profit and Loss Account for the year ended 31st March, 2009

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME:					
1. REVENUE	"1"	120		17,587.53	10,890.86
2. OTHER INCOME	"1"	120		563.94	522.91
3. TOTAL INCOME				18,151.47	11,413.77
EXPENDITURE:					
4. COST OF POWER PURCHASED			4,372.38		1,560.28
Add: SHARE IN JOINT VENTURES			Nil		731.03
				4,372.38	2,291.31
5. COST OF COAL PURCHASED				12.17	Nil
6. COST OF FUEL (excluding Rs. 29.66 crores capitalised - *Previous Year - Rs. Nil*)			4,767.91		3,705.42
Add: SHARE IN JOINT VENTURES			754.34		376.89
				5,522.25	4,082.31
7. COAL PROCESSING CHARGES - SHARE IN JOINT VENTURES				1,344.26	742.46
8. LOSS ON REDEMPTION OF 6.75% TAX-FREE US 64 BONDS 2008			155.47		Nil
Less: DRAWN FROM -					
CONTINGENCIES RESERVE			39.38		Nil
DEFERRED TAXATION LIABILITY FUND			116.09		Nil
				Nil	Nil
9. GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	"2"	121		2,686.84	1,652.66
10. DEPRECIATION/AMORTISATION			514.16		438.13
Add: SHARE IN JOINT VENTURES			142.33		121.15
				656.49	559.28
11. IMPAIRMENT OF GOODWILL				280.37	Nil
12. INTEREST AND FINANCE CHARGES	"3"	123		812.88	532.31
13. TOTAL EXPENDITURE				15,687.64	9,860.33
PROFIT BEFORE TAXES, SHARE OF ASSOCIATES, MINORITY INTEREST AND STATUTORY APPROPRIATIONS				2,463.83	1,553.44
14. PROVISION FOR TAXATION					
a) Current Tax			192.63		163.23
MAT credit utilised			(7.66)		(12.53)
In respect of earlier years			(20.53)		(30.28)
				164.44	120.42
b) Deferred Tax			147.69		35.41
In respect of earlier years			2.86		(1.51)
			150.55		33.90
Net Tax to be recovered in future tariff determination (including Rs. 32.30 crores in respect of earlier years)			(27.85)		Nil
				122.70	33.90
c) Fringe Benefit Tax (Net)			8.24		6.32
In respect of earlier years			(0.40)		Nil
				7.84	6.32
15. PROVISION FOR TAXATION - SHARE IN JOINT VENTURES					
a) Current Tax			625.80		218.47
In respect of earlier years			187.07		Nil
				812.87	218.47
b) Deferred Tax			50.86		(4.19)
In respect of earlier years			4.70		Nil
				55.56	(4.19)
c) Fringe Benefit Tax (Net)				0.27	0.66
16. PROVISION FOR WEALTH TAX (Net)				1.42	0.88
PROFIT AFTER TAXES AND BEFORE SHARE OF ASSOCIATES, MINORITY INTEREST AND STATUTORY APPROPRIATIONS				1,298.73	1,176.98
17. SHARE OF PROFIT/(LOSS) OF ASSOCIATES FOR THE YEAR (Net) [*See Note 1(c)(iii)(b)(i)*]				27.57	(4.92)
18. MINORITY INTEREST				(107.56)	(116.99)
PROFIT AFTER TAXES, SHARE OF ASSOCIATES, MINORITY INTEREST AND BEFORE STATUTORY APPROPRIATIONS				1,218.74	1,055.07
19. STATUTORY APPROPRIATIONS	"4"	123		(45.30)	58.59
PROFIT AFTER TAXES, SHARE OF ASSOCIATES, MINORITY INTEREST AND STATUTORY APPROPRIATIONS				1,264.04	996.48
APPROPRIATIONS:					
20. PROPOSED DIVIDEND				255.26	231.98
21. DIVIDEND [*See Note 5 (b)*]				0.72	9.40
22. ADDITIONAL INCOME-TAX ON DIVIDEND (Including JV's share Rs. 1.35 crores, *Previous Year Rs. Nil*)				44.86	41.03
23. TRANSFER TO GENERAL RESERVE				519.28	381.78
24. TRANSFER TO SPECIAL RESERVE FUND (under Section 45-IA of RBI Act, 1934)				0.77	7.88
25. TRANSFER TO SELF INSURANCE RESERVE				2.00	2.00
26. TRANSFER TO DEBENTURE REDEMPTION RESERVE				31.78	51.42
BALANCE CARRIED TO BALANCE SHEET				409.37	270.99
27. EARNINGS PER SHARE (in Rs.) (on distributable profits on shares outstanding) (Face Value Rs. 10) *(See Note 25)*					
BASIC EARNINGS PER SHARE				57.09	47.47
DILUTED EARNINGS PER SHARE				57.09	46.79
28. NOTES FORMING PART OF THE CONSOLIDATED ACCOUNTS	"J"	124			

As per our report attached to the Consolidated Balance Sheet.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

Mumbai, 28th May, 2009.

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director

B. J. SHROFF
Secretary

Mumbai, 28th May, 2009.

Consolidated Cash Flow Statement for the year ended 31st March, 2009

			Year ended 31-03-2009 Rs. Crores		Year ended 31-03-2008 Rs. Crores
A. Cash Flow from Operating Activities					
Net Profit before Taxes and Extraordinary Items			2,463.83		1,553.44
Adjustments for:					
Depreciation/Amortisation		656.49		559.28	
Impairment of Goodwill		280.37		Nil	
Interest Expenditure		708.74		498.18	
Finance Charges		81.97		Nil	
Interest Income		(81.36)		(108.06)	
Dividend Income		(7.68)		(10.17)	
Provision for doubtful debts/advances (Net)		(0.23)		(5.54)	
Provision for diminution in value of Investments written back (Net)		(0.78)		Nil	
Provision for slow moving and obsolete items		Nil		0.44	
Provision for Contingencies		9.80		Nil	
Provision for future foreseeable losses etc.		(2.40)		1.31	
Provision for Warranties		0.79		2.04	
Premium/(Discount) amortised/accrued on Bonds (Net)		1.22		Nil	
Provision in respect of Current Assets held for disposal		4.48		13.97	
Provision for restoration and rehabilitation		48.47		22.42	
Grants/Consumer Contributions transferred		(5.21)		(3.58)	
Loss on sale/retirement of Assets (Net)		9.79		16.28	
(Profit)/Loss on settlement of Options/Swaps		(15.00)		42.09	
Profit on sale of Investments (Net)		(304.15)		(355.23)	
Exchange Gain (Net)		(143.85)		(126.44)	
Bad Debts		Nil		10.21	
Miscellaneous Expenditure written off		4.89		5.04	
			1,246.35		562.24
Operating Profit before Working Capital Changes			3,710.18		2,115.68
Adjustments for:					
Trade & Other Receivables		(597.73)		(583.61)	
Inventories		(265.85)		(74.18)	
Trade Payables and provisions for employee benefits		528.14		288.54	
Deferred Stripping Costs		(254.08)		(108.32)	
Operating activity of an Investment Subsidiary consolidated:					
Purchase of Investments		(61.07)		(114.61)	
Sale of Investments		44.31		88.93	
Inter-corporate Deposits (including interest)(Net)		(2.03)		(15.43)	
			(608.31)		(518.68)
Cash Generated from Operations			3,101.87		1,597.00
Taxes Paid (including Fringe Benefit Tax) (Net)			(280.61)		(14.16)
Net Cash from Operating Activities	A		2,821.26		1,582.84
B. Cash Flow from Investing Activities					
Purchase of Fixed Assets [inclusive of interest capitalised Rs. 135.25 crores (*Previous Year- Rs. 57.16 crores*)]			(5,334.85)		(2,552.73)
Sale of Fixed Assets			40.77		14.95
Purchase of Investments			(13,155.25)		(14,120.02)
Sale of Investments			13,033.56		9,677.17
Deposit with Bank under Escrow agreement			Nil		379.90
Interest Received			96.40		139.96
Inter-corporate Deposits (Net)			0.08		7.14
Dividend received			13.53		10.17
Net Cash used in Investing Activities	B		(5,305.76)		(6,443.46)
C. Cash Flow from Financing Activities					
Increase in Capital Contributions			57.36		29.61
Proceeds from Share issue by Subsidiaries			91.83		Nil
Issue of shares/share warrants (including premium)			Nil		724.82
Proceeds from Borrowings			11,080.26		7,624.91
Repayment of Borrowings			(7,128.95)		(3,444.99)
Loss on settlement of Options/Swaps			Nil		(42.09)
Interest Paid [exclusive of interest capitalised Rs. 135.25 crores (*Previous Year- Rs. 57.16 crores*)]			(794.40)		(515.95)
Finance Charges Paid			(84.39)		Nil
Dividend Paid			(284.00)		(201.43)
Additional Income-tax on Dividend Paid			(49.27)		(35.04)
Net Cash from Financing Activities	C		2,888.44		4,139.84
Net Increase/(Decrease) in Cash and Cash Equivalents	(A+B+C)		403.94		(720.78)
Cash and Cash Equivalents as at 1st April, 2008 (Opening Balance)			564.25		1,037.41
Effect of Exchange Fluctuation on Cash and Cash Equivalents			161.05		(4.42)
Cash taken over from Subsidiaries			Nil		11.60
Cash taken over from Joint Ventures			50.17		240.44
Cash and Cash Equivalents as at 31st March, 2009 (Closing Balance)			1,179.41		564.25

Notes:

1. Cash and Cash Equivalents include:

	As at 31-03-2009 Rs. Crores	As at 31-03-2008 Rs. Crores
(i) Cash and Cheques on Hand	7.49	19.13
(ii) Current Accounts with Scheduled Banks	144.19	71.19
(iii) Term/Call Deposits with Scheduled Banks	80.46	56.28
(iv) Term/Call Deposits with Non-Scheduled Banks outside India	143.00	1.64
(v) Current Accounts with Non-Scheduled Banks outside India	328.40	229.20
(vi) Term Deposits with Standard Chartered Bank - London - Non-Scheduled Bank	*	*
(vii) Share in Joint Ventures	474.43	184.85
	1,177.97	562.29
Add: Unrealised Exchange Loss included in Cash and Cash Equivalents	1.44	1.96
	1,179.41	564.25

2. Purchase of Investments include purchase of Shares in Subsidiaries:
   (a) Khopoli Investments Ltd. Rs. Nil (*Previous Year - Rs. 0.03 crore*)
   (b) Veltina Holdings Ltd. Rs. Nil (*Previous Year - Rs. 0.01 crore*)
   (c) North Delhi Power Ltd. Rs. Nil (*Previous Year - Rs. 20.61 crores*) [a joint venture prior to this acquisition]
   (d) Trust Energy Resources Pte. Ltd. Rs. Nil (*Previous Year - Rs. 4.04 crores*)
   (e) Energy Eastern Pte. Ltd. Rs. Nil (*Previous Year - Rs. **)
3. Purchase of Investments include purchase of Shares in Associates:
   Tata BP Solar India Ltd. Rs. Nil (*Previous Year - Rs. 86.94 crores*)
4. Purchase of Investments include purchase of Debentures in Associates:
   Panatone Finvest Ltd. Rs. Nil (*Previous Year - Rs. 100.00 crores*)
5. Cash Flow from Financing Activities excludes non-cash transaction of conversion of FCCB to Equity Shares.
6. Figures below Rs. 50,000 are denoted by '*'.
7. Previous year's figures have been regrouped, wherever necessary, to conform to this year's classification.

As per our report attached to the Consolidated Balance Sheet.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

Mumbai, 28th May, 2009.

B. J. SHROFF
Secretary
Mumbai, 28th May, 2009.

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director

Schedule forming part of the Consolidated Balance Sheet

Schedule "A" : SHARE CAPITAL

	Rupees Crores	Rupees Crores	*As at 31-03-2008 Rupees Crores*
AUTHORISED CAPITAL -			
2,29,00,000 Cumulative, Redeemable Preference Shares of Rs. 100 each	229.00		*229.00*
30,00,00,000 Equity Shares of Rs. 10 each	300.00		*300.00*
		529.00	*529.00*
ISSUED CAPITAL-			
22,70,64,291 Equity Shares of Rs. 10 each *(31st March, 2008 - 22,63,40,010 shares)* [including 2,30,308 shares *(31st March, 2008 - 2,30,308 shares)* not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]		227.06	*226.34*
SUBSCRIBED CAPITAL -			
22,14,24,443 Equity Shares of Rs. 10 each *(31st March, 2008 - 22,07,00,162 shares)* [excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]	221.42		*220.70*
Less : Calls in arrears [including Rs. 0.01 crore *(31st March, 2008 - Rs. 0.01 crore)* in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited]	0.04		*0.04*
	221.38		*220.66*
1,65,230 *Add:* Equity Shares forfeited - Amount paid	0.06		*0.06*
		221.44	*220.72*
40,058 *Less:* Equity Shares held by Chemical Terminal Trombay Ltd. which were acquired before it became a Subsidiary		0.04	*0.04*
		221.40	***220.68***

Of the above Equity Shares:

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/ subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "B" : RESERVES & SURPLUS

Rupees Crores

	Opening Balance	Acquired during the year	Additions	Deductions	Closing Balance
STATUTORY RESERVES:					
[Under the repealed Electricity (Supply) Act,1948 and Tariff Regulations]					
TARIFFS AND DIVIDENDS CONTROL RESERVE	47.32	-	-	-	47.32
	47.32	-	-	-	*47.32*
SPECIAL RESERVE	75.00	-	9.00 [a]	63.00 [c]	21.00
	20.60	-	*75.00 [a]*	*20.60*	*75.00*
CONTINGENCIES RESERVE	230.57	-	8.70 [a]	39.38 [g]	199.89
	205.84	*10.07 [e]*	*14.66 [a]*	-	*230.57*
DEVELOPMENT RESERVE	5.29	-	-	-	5.29
	5.29	-	-	-	*5.29*
DEFERRED TAXATION LIABILITY FUND	395.85	-	-	116.09 [g]	279.76
	395.85	-	-	-	*395.85*
INVESTMENT ALLOWANCE RESERVE	121.18	-	-	-	121.18
	121.18	-	-	-	*121.18*
DEBT REDEMPTION RESERVE	51.94	-	-	-	51.94
	51.94	-	-	-	*51.94*
DEBENTURE REDEMPTION RESERVE	56.63	-	-	-	56.63
	56.63	-	-	-	*56.63*
OTHER RESERVES:					
CAPITAL RESERVE	0.67	-	60.99 [f]	-	61.66
	0.67	-	-	-	*0.67*
CAPITAL REDEMPTION RESERVE	1.60	-	-	-	1.60
	1.60	-	-	-	*1.60*
CAPITAL RESERVE ON CONSOLIDATION	4.58	-	-	-	4.58
	4.58	-	-	-	*4.58*
SELF INSURANCE RESERVE	4.00	-	2.00 [a]	-	6.00
	2.00	-	*2.00 [a]*	-	*4.00*
SECURITIES PREMIUM	2,112.23	-	48.22 [b]	-	2,160.45
Less: Adjustment of Global Depository Shares Issue Expenses (*Schedule "I"*)	3.19	-	-	3.19	Nil
	2,109.04	-	48.22	(3.19)	2,160.45
	732.52	-	*1,375.99 [b]*	*(0.53)*	*2,109.04*
DEBENTURE REDEMPTION RESERVE	130.48	-	31.78 [a]	-	162.26
	79.06	-	*51.42 [a]*	-	*130.48*
SPECIAL RESERVE FUND (under Section 45-IA of RBI Act, 1934)	22.38	-	0.77 [a]	-	23.15
	14.50	-	*7.88 [a]*	-	*22.38*
EXCHANGE TRANSLATION RESERVE	(0.71)	-	151.36	-	150.65
	-	-	*(0.71)*	-	*(0.71)*
GENERAL RESERVE	2,048.33	-	519.28 [d]	-	2,567.61
	1,635.68	*30.87 [e]*	*381.78 [d]*	-	*2,048.33*
PROFIT AND LOSS ACCOUNT	1,879.86	-	(493.40) [d]	-	1,386.46
Add: Share in Joint Ventures	187.31	-	902.77 [d]	-	1,090.08
	2,067.17	-	409.37	-	2,476.54
	1,837.12	*157.36 [e]*	*270.99 [d]*	*198.30 [e]*	*2,067.17*
Total Reserves and Surplus - 2008 - 2009	**7,371.32**	**-**	**1,241.47**	**215.28**	**8,397.51**
- 2007-2008	*5,212.38*	*198.30*	*2,179.01*	*218.37*	*7,371.32*

[a] Amount set aside during the year.
[b] Includes Securities Premium received and reversal of provision for Premium payable on FCCB's during the year.
[c] Reversal of certain Statutory Appropriations pertaining to Generation Business, no longer required in accordance with the MERC (Terms and Conditions of Tariff) Regulations, 2005.
[d] Transfer from Profit and Loss Account.
[e] Consequent to North Delhi Power Ltd. - a JV, becoming a Subsidiary during the previous year.
[f] Consequent to forfeiture of Warrants issued to Tata Sons Limited.
[g] Loss arising on redemption of Statutory Investments.
Previous year's figures are in italics.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "C" : SECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2008 Rupees Crores
	DEBENTURES :			
(a)	Secured, Redeemable, Non-Convertible Privately Placed Debentures		1,707.41	788.83
	LOANS FROM BANKS:			
(b)	Term Loans from Banks		4,968.20	5,096.18
(c)	Loans from Banks - Cash Credit		86.61	Nil
	OTHER LOANS:			
(d)	Term Loans from Financial Institutions	3,944.28		2,213.80
(e)	Lease finance - Vehicle loans	0.87		0.70
			3,945.15	2,214.50
(f)	INTEREST ACCRUED AND DUE ON SECURED LOANS		Nil	1.12
			10,707.37	8,100.63
	Share in Joint Ventures		343.30	107.45
			11,050.67	8,208.08
	See Note 15 - for security details.			

SCHEDULE "D" : UNSECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2008 Rupees Crores
	SHORT TERM LOANS AND ADVANCES - FROM BANKS :			
(a)	Temporary overdrawn balance in bank current accounts	33.61		74.73
(b)	Buyers Credit	Nil		167.19
(c)	Short term borrowings	869.00		81.47
	FROM OTHERS :			
(d)	Borrowings from Companies	29.45		155.37
			932.06	478.76
	OTHER LOANS - FROM BANKS :			
(e)	Long term borrowings		1,377.00	Nil
	FROM OTHERS :			
(f)	Euro Notes	303.78		238.88
(g)	1% Foreign Currency Convertible Bonds	73.04		97.00
(h)	Commercial Paper	168.00		Nil
(i)	Sales Tax Deferral	87.36		89.34
(j)	Loans from Housing Development Finance Corporation Ltd.	0.16		0.19
			632.34	425.41
(k)	INTEREST ACCRUED AND DUE ON UNSECURED LOANS		0.09	1.37
			2,941.49	905.54
	Share in Joint Ventures		151.26	Nil
			3,092.75	905.54

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "E1" : FIXED ASSETS

Rupees Crores

Assets Description	GROSS BLOCK						DEPRECIATION / AMORTISATION						NET BLOCK	
	As at 01-04-2008 (at cost)	Acquired during the year	Additions	Deductions/ Reclassification	Foreign Exchange Fluctuation	As at 31-03-2009 (at cost)	As at 01-04-2008	Acquired during the year	For the Year	Deductions/ Reclassification	Foreign Exchange Fluctuation	As at 31-03-2009	As at 31-03-2009	As at 31-03-2008
INTANGIBLE ASSETS :														
1. TECHNICAL KNOW-HOW	13.29	-	-	-	-	13.29	11.06	-	2.23	-	-	13.29	Nil	2.23
2. LICENSE FEES	0.56	-	0.20	-	-	0.76	0.36	-	0.02	-	-	0.38	0.38	0.20
TANGIBLE ASSETS :														
3. LAND (including land development)	42.23	-	54.14	3.39 @	-	92.98	-	-	-	-	-	Nil	92.98	42.23
4. LEASEHOLD LAND	6.56	-	97.81	-	-	104.37	0.44	-	0.43	-	-	0.87	103.50	6.12
5. HYDRAULIC WORKS	475.29	-	2.91	0.02	-	478.18	108.56	-	14.27	0.02	-	122.81	355.37	366.73
6. BUILDINGS $	718.75	-	193.19	0.14	-	911.80	247.94	-	31.10	0.11	-	278.93	632.87	470.81
7. COAL JETTY	-	-	104.82	-	-	104.82	-	-	2.07	-	-	2.07	102.75	Nil
8. RAILWAY SIDINGS, ROADS, CROSSINGS, ETC.	26.20	-	9.92	-	-	36.12	7.80	-	0.84	-	-	8.64	27.48	18.40
9. PLANT AND MACHINERY	5,693.63	-	2,210.44	22.09	-	7,881.98	3,093.53	-	296.15	15.51	-	3,374.17	4,507.81	2,600.10
10. TRANSMISSION LINES, CABLE NETWORK, ETC.	3,283.96	-	244.89	2.02	-	3,526.83	957.29	-	152.94	1.18	-	1,109.05	2,417.78	2,326.67
11. FURNITURE, FIXTURES AND OFFICE EQUIPMENT	91.82	-	17.51	2.40	-	106.93	45.80	-	8.99	2.00	-	52.79	54.14	46.02
12. MOTOR VEHICLES, LAUNCHES, BARGES, ETC.	56.23	-	13.00	5.88	-	63.35	31.87	-	7.62	4.12	-	35.37	27.98	24.36
13. LEASED MOTOR VEHICLES	0.87	-	0.44	-	-	1.31	0.24	-	0.37	-	-	0.61	0.70	0.63
14. HELICOPTERS	24.31	-	-	-	-	24.31	21.78	-	0.04	-	-	21.82	2.49	2.53
TOTAL	**10,433.70**	-	**2,949.27**	**35.94**	-	**13,347.03**	**4,526.67**	-	**517.07**	**22.94**	-	**5,020.80**	**8,326.23**	**5,907.03**
15. SHARE IN JOINT VENTURES	1,911.23	98.31 #	424.06	99.79	527.42	2,861.23	1,298.81	33.78 #	142.33	54.96	367.13	1,787.09	1,074.14	612.42
GRAND TOTAL 2008-2009	**12,344.93**	**98.31**	**3,373.33**	**135.73**	**527.42**	**16,208.26**	**5,825.48**	**33.78**	**659.40 $$**	**77.90**	**367.13**	**6,807.89**	**9,400.37**	**6,519.45**
2007-2008	*8,873.34*	*4,096.96 ##*	*556.43*	*1,145.04 ##*	*(36.76)*	*12,344.93*	*3,668.14*	*2,077.26 ##*	*555.47*	*451.42 ##*	*(23.97)*	*5,825.48*	*6,519.45*	-

Notes: $ *Buildings include Rs. * being cost of ordinary shares in co-operative housing societies.*

\# Consequent to Tata BP Solar becoming a Joint Venture during the year.

$$ Including Rs. 2.91 crores *(31st March, 2008 - Rs. 0.34 crore)* charged to Capital Work-in-Progress.

\## Materially due to North Delhi Power Ltd., a JV becoming a subsidiary during the previous year.

@ Rs. 3.39 *crores has been reclassified from Land to Property under development.*

SCHEDULE "E2" : FIXED ASSETS

[Incidental expenditure incurred during construction period]

Particulars	Rupees Crores	Rupees Crores	*As at 31-03-2008 Rupees Crores*
Balance b/f		122.00	*18.23*
Acquired during the year - CGPL		Nil	*6.91*
Payments to and provisions for employees -			
Salaries, Wages and Bonus	15.43		*6.48*
Company's contribution to Provident Fund	0.71		*0.21*
Retirement Benefits	4.54		*0.27*
Welfare Expenses	1.79		*0.49*
		22.47	*7.45*
Operation and Administration Expenses -			
Repairs and Maintenance	0.40		*0.14*
Rent	1.38		*0.67*
Electricity Charges	2.40		*Nil*
Rates and Taxes	3.29		*0.56*
Insurance	15.59		*1.63*
Auditors' Fees	0.50		*0.26*
Cost of Services Procured	73.23		*51.17*
Miscellaneous Expenses	15.70		*7.60*
		112.49	*62.03*
Depreciation		2.91	*0.34*
Interest and Finance charges		213.05	*27.77*
		472.92	*122.73*
Provision for Tax		2.24	*Nil*
		475.16	*122.73*
Less: Income earned during construction period		9.23	*1.33*
		465.93	*121.40*
Add: Share in Joint Ventures		4.54	*0.60*
Total		**470.47**	***122.00***

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "F" : INVESTMENTS
(Long term unless otherwise stated)

			Rupees Crores	As at 31-03-2008 Rupees Crores
1.	CONTINGENCIES RESERVE INVESTMENTS - Fully Paid up - (Quoted)		Nil	*126.94*
	- (Unquoted)		192.32	*104.21*
2.	DEFERRED TAXATION LIABILITY FUND INVESTMENTS - Fully Paid up - (Quoted)		Nil	*292.09*
	- (Unquoted)		278.50	*105.34*
3.	INVESTMENT IN SUBSIDIARY COMPANIES - (Unquoted) [*See Note 1(c)(i)(b)*]		Nil	*4.18*
4.	TRADE INVESTMENTS - Fully Paid up:			
	(a)	Ordinary Shares - (Quoted)	306.05	*214.07*
	(b)	Ordinary Shares - (Unquoted):		
		Associates	684.32 @	*657.82 @*
		Others	639.82	*492.23*
	(c)	Debentures - (Unquoted)	128.13	*128.13*
5.	OTHER INVESTMENTS - Fully Paid up:			
	(a)	Ordinary Shares - (Quoted)	23.53	*22.90*
	(b)	Ordinary Shares - (Unquoted):		
		Associates	12.48 @	*193.59 @*
		Others	282.17	*283.17*
	(c)	Preference Shares - (Unquoted)	5.05	*27.10*
	(d)	Debentures - (Quoted)	8.10	*1.14*
	(e)	Other Securities - (Quoted)	Nil	*41.13*
	(f)	Other Securities - (Unquoted)	154.40	*278.77*
	(g)	GOI Securities - (Unquoted)	0.03	*Nil*
	(h)	Other Securities - (Unquoted) - Current	553.15	*178.39*
			3,268.05	*3,151.20*
		Provision for diminution in value of Investments [including in respect of Associates Rs. 9.18 crores *(31st March, 2008 - Rs. 9.18 crores)*]	(16.82)	*(25.93)*
			3,251.23	***3,125.27***
Notes -	(1)	Aggregate of Quoted Investments -		
		Cost	337.68	*698.27*
		Market Value	790.48	*994.10*
	(2)	Aggregate of Unquoted Investments -		
		Cost	2,930.37	*2,452.93*

@ In respect of those Associates that are consolidated in the financial statements as indicated in Note 1(c)(iii)(b)(i).

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "G" : CURRENT ASSETS, LOANS AND ADVANCES

	Rupees Crores	Rupees Crores	Rupees Crores	As at 31-03-2008 Rupees Crores
CURRENT ASSETS -				
(a) Inventories -				
(i) Stores and Spare Parts	176.46			163.68
(ii) Stock of Shares	19.71			25.99
(iii) Properties under development	8.76			Nil
(iv) Developed Properties	2.17			2.55
(v) Loose Tools	0.52			0.36
(vi) Stores, Fuel and Equipment in transit	231.73			119.99
(vii) Stores fuel	238.90			204.38
(viii) Spares for Resale	14.43			6.71
(ix) Raw Materials	17.80			8.08
(x) Work-in-progress	9.90			4.37
	720.38			536.11
Add: Share in Joint Ventures	294.26			116.82
		1,014.64		652.93
(b) Sundry Debtors -				
(i) Debts outstanding for more than six months	660.23			629.55
Other debts	1,549.67			1,368.55
	2,209.90			1,998.10
Less: Provision for Doubtful Debts	193.62			198.72
	2,016.28			1,799.38
(ii) Tariff Adjustment Account [*See Note 1 (o) (ii)*]	545.41			470.36
	2,561.69			2,269.74
Add: Share in Joint Ventures	461.85			262.10
		3,023.54		2,531.84
(c) Cash and Bank Balances -				
(i) Cash and Cheques on Hand	7.49			19.13
(ii) Current Accounts with Scheduled Banks	144.19			71.19
(iii) Term/Call Deposits with Scheduled Banks	80.46			56.28
(iv) Term/Call Deposits with Non-Scheduled Banks outside India	143.00			1.64
(v) Current Accounts with Non-Scheduled Banks outside India	328.40			229.20
(vi) Term Deposits with Standard Chartered Bank – London - Non-Scheduled Bank in foreign currency	*			*
	703.54			377.44
Add: Share in Joint Ventures	474.43			184.85
		1,177.97		562.29
(d) Other Current Assets -				
(i) Assets held for disposal	25.52			30.00
(ii) Interest accrued on Investments	24.41			30.31
		49.93		60.31
			5,266.08	**3,807.37**
LOANS AND ADVANCES - Considered good - unless otherwise stated - (Unsecured)				
(a) Advances with public bodies		33.08		2.53
(b) VAT/Sales Tax receivable (Inputs) (Net)		34.51		33.84
(c) Advances to Subsidiaries/Joint Venture		Nil		1.55
(d) Deposits with other Companies	3.29			1.27
Less: Provision for doubtful deposits	1.27			1.27
		2.02		Nil
(e) Other Deposits	320.20			296.78
Less: Provision for doubtful deposits	8.94			8.79
		311.26		287.99
(f) Other Advances	622.94			306.58
Less: Provision for doubtful advances	9.35			5.23
		613.59		301.35
(g) Payment of Taxes (net of provisions and including Fringe Benefit Tax)		46.90		51.13
(h) MAT credit receivable		18.99		12.53
		1,060.35		690.92
Add: Share in Joint Ventures		1,120.12		698.06
			2,180.47	**1,388.98**
			7,446.55	**5,196.35**

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "H" : CURRENT LIABILITIES AND PROVISIONS

	Rupees Crores	Rupees Crores	As at 31-03-2008 Rupees Crores
CURRENT LIABILITIES -			
(a) Consumers Benefit Account	46.82		*46.82*
(b) Sundry Creditors	2,103.62		*1,044.81*
(c) Tariff Adjustment Account [*See Note 1 (o) (ii)*]	265.19		*358.24*
(d) Acceptances	1.40		*Nil*
(e) Advance and progress payments	42.55		*39.88*
(f) Interest accrued but not due on Secured Loans	104.51		*57.74*
(g) Interest accrued but not due on Unsecured Loans	7.87		*2.32*
(h) Investor Education and Protection Fund shall be credited by the following amounts namely:			
(i) Unpaid Dividend	7.15		*7.68*
(ii) Unpaid Matured Debentures	*		*
(iii) Interest	0.11		*0.12*
(iv) Unpaid Matured Deposits	0.20		*0.22*
(i) Other Liabilities	102.97		*90.11*
(j) Security Deposits from Consumers	224.32		*188.14*
(k) Sundry Deposits received towards Capital/Revenue jobs	276.97		*263.08*
	3,183.68		*2,099.16*
Add: Share in Joint Ventures	1,624.95		*882.38*
		4,808.63	***2,981.54***
PROVISIONS -			
(a) Provision for Tax (Net) (Including Wealth tax and Fringe Benefit tax)	35.72		*2.08*
(b) Provision for Proposed Dividend	255.26		*231.98*
(c) Provision for Additional Income-tax on Dividend	53.71		*48.09*
(d) Provision for Employee Benefits	227.53		*180.28*
(e) Provision for Premium on redemption of Debentures	134.70		*134.70*
(f) Provision for Premium on redemption of Foreign Currency Convertible Bonds	11.49		*15.26*
(g) Provision for future foreseeable losses on contracts, etc.	3.24		*5.64*
(h) Provision for Warranties	6.99		*6.20*
	728.64		*624.23*
Add: Share in Joint Ventures	1,243.90		*439.59*
		1,972.54	***1,063.82***
		6,781.17	***4,045.36***

SCHEDULE "I" : MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure incurred	Amount Written off			
	Till 31-03-2009 Rupees Crores	Till 31-03-2008 Rupees Crores	During the year Rupees Crores	Closing Balance Rupees Crores	As at 31-03-2008 Rupees Crores
OTHER EXPENDITURE -					
Expenses towards Rights Shares issued in 1993	3.66	2.60	1.06	Nil	*1.06*
Global Depository Shares (GDS) issue expenses	11.12	7.93	3.19	Nil	*3.19*
Discount on issue of Euro Notes	5.54	4.92	0.62	Nil	*0.62*
Preliminary Expenses	3.81	3.01	0.01	0.79	*0.80*
Voluntary Retirement Scheme Compensation	120.69	120.68	0.01	Nil	*0.01*
	144.82	139.14	4.89	0.79	5.68
Less: GDS issue expenses adjusted against Securities Premium				Nil	3.19
				0.79	**2.49**

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "1" : REVENUE AND OTHER INCOME

	Rupees Crores	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. REVENUE -				
(a) Revenue from Power Supply and Transmission Charges		11,734.30		*7,132.70*
Less: Revenue capitalised		(5.65)		*Nil*
		11,728.65		*7,132.70*
Add: Income to be recovered in future tariff determination		58.05		*272.43*
		11,786.70		*7,405.13*
(b) Sale of Electronic Products	156.60			*219.59*
Less: Excise Duty	6.52			*13.15*
		150.08		*206.44*
(c) Revenue from Contracts:				
Electronic Products	92.03			*50.39*
Less: Excise Duty	0.60			*0.18*
	91.43			*50.21*
Transmission EPC Business	6.86			*13.19*
Project Management Services	0.55			*11.19*
		98.84		*74.59*
(d) Transfer from Capital Grants/Consumers Contribution		5.21		*1.78*
(e) Rental of Land, Buildings, Plant and Equipment, etc.		10.10		*10.50*
(f) Income in Respect of Services rendered		101.80		*19.40*
(g) Income from Storage & Terminalling		10.03		*9.80*
(h) Sale of Stock of Shares		4.37		*39.82*
(i) Dividend from Investments		6.33		*4.69*
(j) Interest on Deposits		0.06		*1.21*
(k) Dividend from Shares treated as Stock-in-Trade		0.37		*0.36*
(l) Profit on Sale of Investments (Trading)		Nil		*2.45*
(m) Miscellaneous Revenue and Sundry Credits		68.06		*27.98*
(n) Provision for Doubtful Debts and Advances written back (Net)		0.83		*6.80*
(o) Profit on sale/retirement of Assets (Net)		3.45		*Nil*
		12,246.23		*7,810.95*
Add: Share in Joint Ventures		5,341.30		*3,079.91*
			17,587.53	***10,890.86***
2. OTHER INCOME -				
(a) Interest on Government and Other Securities, Loans, Advances, Deposits etc.		31.97		*48.80*
(b) Interest on Contingencies Reserve Investments #		12.09		*5.82*
(c) Interest on Deferred Taxation Liability Fund Investments #		18.76		*7.71*
(d) Interest on US 64 Tax-free Bonds from Unit Trust of India		3.34		*20.05*
(e) Interest from Trade Investments		1.23		*1.18*
(f) Interest from Other Investments		10.57		*14.91*
(g) Interest on Transmission Service Charges		Nil		*3.12*
(h) Dividend from Trade Investments		1.17		*1.81*
(i) Dividend from Other Investments		6.50		*8.36*
(j) Profit on Sale of Investments (Net) (including Rs. 255.78 crores - *Previous Year - Rs. 314.52 crores* in respect of Long Term Investments)		304.15		*352.78*
(k) Provision for diminution in value of Investments written back (Net)		0.78		*Nil*
(l) Premium/ (Discount) amortised/ accrued on Bonds (Net)		(1.22)		*Nil*
(m) Commission earned		4.28		*1.40*
(n) Leave and License Fees		0.88		*0.90*
(o) Gain on Exchange (Net)		126.87		*44.26*
		521.37		*511.10*
Add: Share in Joint Ventures		42.57		*11.81*
			563.94	***522.91***
			18,151.47	***11,413.77***

\# excluding on US64 Tax-free Bonds from Unit Trust of India.

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

	Rupees Crores	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -				
(a) Salaries, Wages and Bonus		372.86		*227.37*
(b) Company's contribution to Provident Fund		12.50		*10.38*
(c) Retiring Gratuities		21.18		*13.19*
(d) Welfare Expenses		57.12		*43.75*
(e) Contribution to Superannuation Fund		12.65		*11.73*
(f) Leave Encashment Scheme		29.14		*24.68*
(g) Pension Scheme		19.78		*5.62*
		525.23		*336.72*
Less: Employee cost capitalised		30.95		*12.53*
Less: Employee cost recovered		0.69		*0.58*
		493.59		*323.61*
Add: Share in Joint Ventures		119.16		*131.20*
			612.75	*454.81*
2. RAW MATERIALS CONSUMED -				
Opening Balance	8.08			*7.04*
Add: Purchases	65.38			*57.27*
Less: Closing Balance	17.80			*8.08*
		55.66		*56.23*
Add: Share in Joint Ventures		467.35		*Nil*
			523.01	*56.23*
3. PURCHASE/CONSUMPTION OF GOODS, SPARES AND COMPONENTS-				
(a) Purchase of goods/Spares for resale		87.66		*29.22*
(b) Components consumed		31.40		*21.47*
(c) Cost of materials and erection charges		6.92		*17.43*
			125.98	*68.12*
4. OPERATION EXPENSES -				
(a) Stores, Oil, etc. consumed		38.43		*17.41*
(b) Rental of Land, Buildings, Plant and Equipment, etc.		24.52		*21.84*
(c) Repairs and Maintenance -				
(i) To Buildings and Civil Works	26.04			*28.16*
(ii) To Plant and Machinery	152.90			*121.10*
(iii) To Furniture, Vehicles, etc.	24.80			*10.57*
		203.74		*159.83*
(d) Rates and Taxes		29.16		*27.35*
(e) Insurance		13.40		*16.61*
(f) Other Operation Expenses		94.77		*88.64*
(g) Expenditure incurred on property development		Nil		*25.53*
(h) Provision for future foreseeable losses on contracts		(2.40)		*1.31*
(i) Agency Commission		0.43		*0.46*
		402.05		*358.98*
Add: Share in Joint Ventures		515.64		*301.49*
			917.69	*660.47*
5. MARKETING AND SELLING EXPENDITURE - SHARE IN JOINT VENTURES			489.20	*237.80*
6. TRANSMISSION CHARGES			62.78	*53.69*
Carried Over...			2,731.41	*1,531.12*

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "Z": GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES *(Contd.)*

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Brought Forward...		2,731.41	*1,531.12*
7. ADMINISTRATION EXPENSES -			
(a) Rent	1.14		*1.61*
(b) Rates and Taxes	2.90		*1.20*
(c) Insurance	2.12		*1.07*
(d) Other Administration Expenses	43.42		*22.47*
(e) Directors' Fees	0.30		*0.25*
(f) Auditors' Fees	5.26		*3.44*
(g) Government Audit Fees	0.01		*0.01*
(h) Cost of Services Procured	42.02		*19.13*
(i) Miscellaneous Expenses	97.78		*49.53*
(j) Bad Debts	0.89		*10.21*
	195.84		*108.92*
Add: Share in Joint Ventures	108.82		*58.11*
		304.66	*167.03*
8. PROVISION IN RESPECT OF CURRENT ASSETS HELD FOR DISPOSAL		4.48	*13.97*
9. *(a)* (INCREASE)/DECREASE IN WORK-IN-PROGRESS/FINISHED GOODS/SPARES FOR RESALE:			
Opening Balance	11.08		*12.45*
Less: Capitalised during the year	0.27		*0.57*
Less: Closing Balance	24.33		*11.08*
	(13.52)		*0.80*
Add: Share in Joint Ventures	(6.60)		*Nil*
		(20.12)	*0.80*
(b) DECREASE IN STOCK OF SHARES:			
Opening Balance	25.99		*37.67*
Less: Closing Balance	19.71		*25.99*
		6.28	*11.68*
(c) DECREASE IN STOCK OF DEVELOPED PROPERTIES:			
Opening Balance	2.55		*8.17*
Less: Closing Stock	2.17		*2.55*
		0.38	*5.62*
(d) INCREASE OF STOCK OF COAL - SHARE IN JOINT VENTURES:			
Opening Balance	32.58		*Nil*
Exchange Fluctuation on Stock	16.44		*Nil*
Acquired during the year	Nil		*31.74*
Less: Closing Stock	114.94		*32.58*
		(65.92)	*(0.84)*
10. AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE - *(Schedule "I")*		4.89	*5.04*
11. LOSS ON SALE/RETIREMENT OF ASSETS (NET)		Nil	*16.28*
12. PURCHASE OF STOCK		3.51	*12.73*
13. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(3.15)	*(2.45)*
14. TRANSFER OF REVENUE EXPENSES TO DEFERRED STRIPPING COSTS - SHARE IN JOINT VENTURES		(279.58)	*(108.32)*
		2,686.84	***1,652.66***

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE "3" : INTEREST AND FINANCE CHARGES

	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
1. INTEREST :			
(a) INTEREST ON DEBENTURE LOANS	137.12		55.34
(b) INTEREST ON FIXED PERIOD LOANS - EURO NOTES AND FCCB	25.14		46.17
(c) INTEREST ON FIXED PERIOD LOANS - OTHERS	608.23		396.95
(d) OTHER INTEREST AND COMMITMENT CHARGES	51.86		19.25
		822.35	517.71
Less: INTEREST CAPITALISED		135.25	57.16
		687.10	460.55
Add: SHARE IN JOINT VENTURES		21.64	38.20
		708.74	**498.75**
2. FINANCE CHARGES:			
(a) COMMISSION AND BROKERAGE	2.03		2.07
(b) OTHER FINANCE CHARGES	101.70		24.36
		103.73	26.43
Add: SHARE IN JOINT VENTURES		0.41	7.13
		104.14	**33.56**
		812.88	**532.31**

SCHEDULE "4" : STATUTORY APPROPRIATIONS

	Rupees Crores	Previous Year Rupees Crores
(a) CONTINGENCIES RESERVE	8.70	4.19
(b) SPECIAL RESERVE (Net) (including Rs. 63.00 crores written back in respect of previous year – *Previous Year - Rs. 20.60 crores*)	(54.00)	54.40
	(45.30)	**58.59**

Signatures to Notes and Schedules "A" to "I" and "1" to "4"

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

Mumbai, 28th May, 2009.

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Schedule "J" - Notes forming part of the Consolidated Accounts

1. Major Accounting Policies: -

(a) Basis of Accounting:

The financial statements have been prepared and presented under the historical cost convention, on the accrual basis of accounting. The accounts of the Company, subsidiaries and joint ventures have been prepared in accordance with the Accounting Standards notified under the Companies Act, 1956 and generally accepted accounting principles.

(b) Use of estimates:

The preparation of financial statements requires the management of the Company to make estimates and assumptions that affect the reported balance of assets and liabilities, revenues, expenses and disclosures relating to the contingent liabilities. The management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods. Examples of such estimates include provision for employee benefit plans ,provision for income taxes, etc.

(c) Principles of consolidation:

The consolidated financial statements have been prepared in accordance with Accounting Standard 21 (AS-21) - "Consolidated Financial Statements", Accounting Standard 23 (AS-23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS-27) - "Financial Reporting of Interests in Joint Ventures".

(i) (a) The financial statements of the subsidiary, joint venture and associate companies used in consolidation are drawn up to the same reporting date as that of the Parent Company i.e. year ended 31st March, 2009 and are audited except as stated in (c) (i) (b), (c) (ii) and (c) (iii) (b) (i) below.

The Consolidated financial statements have been prepared on the following basis:

i. The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expenses. Inter-company balances and transactions and unrealised profits or losses have been fully eliminated.

ii. Interest in jointly controlled entities is reported using proportionate consolidation.

iii. The consolidated financial statements include the share of profit/(loss) of associates companies, which are accounted under the 'Equity method' as per which the share of profit/(loss) of the associate company has been added/deducted to the cost of investment. An associate is an enterprise in which the investor has significant influence and which is neither a subsidiary nor a joint venture.

iv. The excess of cost to the Company of its investments in subsidiary companies over its share of equity of the subsidiary companies at the date on which the investments in the subsidiary companies are made, is recognised as 'Goodwill', being an asset in the consolidated financial statements and is tested for impairment. Alternatively, where the share of equity in the subsidiary companies as on the date of investment is in excess of cost of investment of the Company, it is recognised as 'Capital Reserve' and shown under the head 'Reserves and Surplus', in the consolidated financial statements.

v. Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity, subsequent to the date of investments.

(b) The subsidiary companies (which along with The Tata Power Company Limited, the Parent, constituted the Group) considered in the preparation of these consolidated financial statements are:

Name	Country of Incorporation	% voting power held as at 31st March, 2009	*% voting power held as at 31st March, 2008*
Chemical Terminal Trombay Ltd. (CTTL)	India	100	*100*
Af-Taab Investment Co. Ltd. (AICL)	India	100	*100*
Tata Power Trading Co. Ltd. (TPTCL)	India	100	*100*
Powerlinks Transmission Ltd. (PTL)	India	51	*51*

Name	Country of Incorporation	% voting power held as at 31st March, 2009	*% voting power held as at 31st March, 2008*
Maithon Power Ltd. (MPL)	India	74	*74*
NELCO Ltd. (NELCO)	India	50.04	*50.04*
Tatanet Services Ltd. (TSL) (Consolidated with NELCO Ltd.)	India	50.04	*50.04*
Industrial Energy Ltd. (IEL)	India	74	*74*
North Delhi Power Ltd. (NDPL)	India	51	*51*
Coastal Gujarat Power Ltd. (CGPL)	India	100	*100*
Bhira Investments Ltd. [erstwhile Tata Power (Mauritius) Ltd. (BHIL)]	Mauritius	100	*100*
Bhivpuri Investments Ltd. [erstwhile Tata Power (Cyprus) Ltd.(BIL)]	Cyprus	100	*100*
Khopoli Investments Ltd. [erstwhile Tata Power International Holdings Ltd. (KIL)]	Mauritius	100	*100*
Industrial Power Utility Ltd. (IPUL)	India	100	*100*
Industrial Power Infrastructure Ltd. (IPIL)	India	100	*100*
Trust Energy Resources Pte Ltd. (TERL)	Singapore	100	*100*
Energy Eastern Pte Ltd. (EEL)	Singapore	100	*100*
Veltina Holdings Ltd. (VHL)	Cyprus	100	*100*

Note: Industrial Power Utility Ltd. (IPUL), Industrial Power Infrastructure Ltd. (IPIL), Veltina Holdings Ltd. (VHL), Trust Energy Resources Pte Ltd. (TERL), Khopoli Investments Ltd. (KIL) and Energy Eastern Pte Ltd. (EEL), had not been considered for consolidation in the previous year as not being material to the Group then.

Consolidation of the following Subsidiary for the period as mentioned below, has been done on the basis of Unaudited Financial Statements, certified by the management of the Subsidiary.

- Consolidated accounts of NELCO for the period from 1st April, 2008 to 31st March, 2009.

(ii) Interest in Joint Ventures:

The Group's interest in jointly controlled entities are:

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2009	*Percentage of Ownership Interest as at 31st March, 2008*
PT Arutmin Indonesia (PAI)	Indonesia	30	*30*
Indocoal Resources (Cayman) Ltd. (IRCL)	Cayman Island	30	*30*
PT Indocoal Kaltim Resources (PIR)	Indonesia	30	*30*
PT Indocoal Kalsel Resources (PIKR)	Indonesia	30	*30*
PT Kaltim Prima Coal (PKPC)	Indonesia	30	*30*
Tubed Coal Mines Ltd. (TCML)	India	40	*40*
Mandakini Coal Company Ltd. (MCCL) (w.e.f. 18th July, 2008)	India	33.33	-
Dagachhu Hydro Power Corporation Ltd. (DHPCL) (w.e.f. 19th January, 2009)	Bhutan	26	-
Tata BP Solar India Ltd. (TBSIL) (w.e.f. 1st April, 2008)	India	49	-

Consolidation of the following Joint Ventures for the respective period as mentioned below, have been done on the basis of Unaudited Financial Statements, certified by the management of respective Joint Ventures.

- Dagachhu Hydro Power Corporation Ltd. from 19th January, 2009 to 31st March, 2009.
- Mandakini Coal Company Ltd. from 18th July, 2008 to 31st March, 2009.

(iii) (a) Investments in Associates:

The Group's Associates are:

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2009	*Percentage of Ownership Interest as at 31st March, 2008*
Yashmun Engineers Ltd.	India	27.27	*27.27*
Tata Ceramics Ltd.	India	40.00	*40.00*
Panatone Finvest Ltd.	India	39.98	*39.98*
Tata BP Solar India Ltd. (upto 31st March, 2008)	India	-	*49.00*
Vantech Investments Ltd.	India	50.00	*50.00*
Tata Projects Ltd.	India	47.78	*47.78*
ASL Advanced Systems Pvt. Ltd. #	India	37.00	*37.00*
The Associated Building Co. Ltd. #	India	33.14	*33.14*
Rujuvalika Investments Ltd. #	India	27.59	*27.59*
Hemisphere Properties Ltd. #	India	50.00	*50.00*
Brihat Trading Co. Ltd. #	India	33.50	*33.50*
Nelito Systems Ltd. (Consolidated with NELCO Ltd.)	India	49.46	*49.46*

These associates have not been considered for consolidation, being not material to the Group.

(b) (i) The break -up of Investment in Associates is as under : -

Rs. crores

	Nelito Systems Limited	Panatone Finvest Limited	Yashmun Engineers Limited	Tata Projects Limited*	Tata BP Solar India Limited	Vantech Investments Limited	Tata Ceramics Limited
Refer Schedule "F"	4(b)	4(b)	4(b)	4(b)	5(b)	5(b)	5(b)
(i) Number of Equity Shares (Nos.)	10,20,000	50,00,00,000	9,600	1,61,250	-	9,95,000	91,10,000
	10,20,000	*50,00,00,000*	*9,600*	*1,61,250*	*33,21,000*	*9,95,000*	*91,10,000*
(ii) Percentage holding	49.46	39.98	27.27	47.78	-	50.00	40.00
	49.46	*39.98*	*27.27*	*47.78*	*49.00*	*50.00*	*40.00*
(iii) Cost of Investment (Equity Shares)	4.34	500.00	0.01	66.78	-	2.55	9.11
	4.34	*500.00*	*0.01*	*66.78*	*111.43*	*2.55*	*9.11*
(iv) Including Goodwill/(Capital Reserve)	-	0.18	(0.24)	23.30	-	0.39	22.29
	-	*0.18*	*(0.24)*	*23.30*	*5.15*	*0.39*	*22.29*
(v) Share in accumulated profits net of dividends received upto 31st March, 2008	6.50	60.45	0.36	19.38	-	0.77	-
	3.17	*73.00*	*0.37*	*0.89*	*62.50*	*0.70*	-
(vi) Share of profit/(losses) for the year	3.63	(0.92)	0.05	24.76	-	0.05	-
Less: Dividend received during the year	0.20	-	0.01	2.02	-	-	-
Add/(Less): Other adjustments	-	(2.35)	-	3.56	-	-	-
Share of profit/(losses) net of dividends received during the year/ other adjustments	3.43	(3.27)	0.04	26.30	-	0.05	-
	3.33	*(12.55)*	*(0.01)*	*18.49*	*7.23*	*0.07*	-

Rs. crores

		Nelito Systems Limited	Panatone Finvest Limited	Yashmun Engineers Limited	Tata Projects Limited*	Tata BP Solar India Limited	Vantech Investments Limited	Tata Ceramics Limited
	Refer Schedule "F"	4(b)	4(b)	4(b)	4(b)	5(b)	5(b)	5(b)
(vii)	Provision for diminution in value of investments (Equity Shares)	-	-	-	-	-	-	$(9.11)
		-	*-*	*-*	*-*	*-*	*-*	*$(9.11)*
(viii)	Carrying Cost	14.27	557.18	0.41	112.46	-	3.37	-
		10.84	*560.45*	*0.37*	*86.16*	*181.16*	*3.32*	-

Note: Previous year's figures are in italics.

$ Included in Schedule "F" under Provision for diminution in value of Investments.

* Share of profit accounted based on Unaudited Consolidated Financial Statements certified by its management for the year ended 31st March, 2009.

(ii) The Associates not considered for consolidation being not material to the Group have been stated at cost as under:

Rs. crores

		Hemisphere Properties Ltd.	Brihat Trading Co. Ltd.	ASL Advanced Systems Pvt. Ltd.	The Associated Building Co. Ltd.	Rujuvalika Investments Ltd.
	Refer Schedule "F"	5(b)	5(b)	5(b)	4(b)	4(b)
(i)	Number of Equity Shares (Nos.)	25,000	3,350	5,55,000	1,825	3,66,667
		25,000	*3,350*	*5,55,000*	*1,825*	*3,66,667*
(ii)	Percentage holding	50.00	33.50	37.00	33.14	27.59
		50.00	*33.50*	*37.00*	*33.14*	*27.59*
(iii)	Cost of Investment (Equity Shares)	0.03	0.01	0.56	0.17	0.60
		0.03	*0.01*	*0.56*	*0.17*	*0.60*
(iv)	Provision for diminution in value of Investment (Equity Shares)	-	-	-	0.07$	-
		-	*-*	*-*	*0.07$*	*-*
(v)	Carrying Cost	0.03	0.01	0.56	0.10	0.60
		0.03	*0.01*	*0.56*	*0.10*	*0.60*

Note: Previous year's figures are in italics.

$ Included in Schedule "F" under Provision for diminution in value of Investments.

(d) Fixed Assets:

(i) All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs and also includes borrowing costs as estimated to be attributable to the acquisition and construction of fixed assets upto the date the asset is ready for use.

(ii) In the case of NDPL, the assets transferred from erstwhile Delhi Vidyut Board (DVB) are stated at the transaction value as notified by the Government of National Capital Territory of Delhi (GNCTD) under the Transfer Scheme. Values assigned to different heads of Fixed Assets are as per an independent valuer's estimation.

(e) Depreciation/Amortisation:

(i) Fixed assets are depreciated over the estimated useful lives as determined by the management or over the lives determined based on rates of depreciation specified under various applicable statutes/government approvals, whichever is shorter, on a straight line method except:

(a) assets relating to the business other than electricity business of the Parent Company, CGPL and CTTL, where depreciation is provided on written down value basis;

(b) assets given on lease which are depreciated on a straight line basis over the primary period of the lease.

(ii) Depreciation on additions/deletions of assets is provided on pro-rata basis.

(iii) Assets costing less than Rs. 5,000/- are depreciated at the rate of 100%.

(iv) License fees is amortised over the period of the license.

(v) Premium paid for acquisition of Leasehold Land is amortised over the period of the lease.

(vi) Technical know-how is written off on a straight line basis over a period of six years.

(vii) Depreciation rates used for various classes of assets are:

Hydraulic Works	–	1.95% to 3.40%
Buildings	–	3.02% to 33.40%
Railway Sidings, Roads, Crossings, etc.	–	3.02% to 5.00%
Plant and Machinery	–	1.80% to 45.00%
Transmission Lines, Cable Network, etc.	–	2.71% to 13.91%
Furniture, Fixtures and Office Equipment	–	6.33% to 60.00%
Motor Vehicles, Launches, Barges, etc.	–	25.00% to 33.40%
Helicopters	–	33.40%
In case of PAI, PKPC and IRCL:		
Mine Property	–	3.33% to 12.50%
Infrastructure facilities	–	3.33% to 12.50%
Machinery and Equipment	–	3.33% to 33.33%
Furniture, Fixtures and Office Equipment	–	12.50% to 33.33%
Transportation Equipment	–	12.50% to 33.33%

(f) Leases:

(i) Finance Lease:

Assets taken on finance lease are accounted for as fixed assets in accordance with Accounting Standard (AS-19)- "Leases". Accordingly, the assets are accounted at fair value. Lease payments are apportioned between finance charge and reduction in outstanding liability.

(ii) Operating Lease:

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on straight line basis.

(g) Investments:

(i) Long term investments other than in associates considered for consolidation are carried at cost, less provision for diminution other than temporary, if any, in value of such investments. Current investments are carried at lower of cost and fair value. Investments in associates considered for consolidation are accounted for using the equity method.

(ii) In the case of AICL, purchase of securities of Tata Group Companies and investments in debentures of all companies are considered as long term investments. Expenses for dematerialisation of shares have been written off. Investments, other than above, are considered as stock-in-trade.

(h) Inventories:

(i) Inventories of raw materials, semi-finished products, products/tools under development, stores, spare parts, fuel and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress, property under development, developed properties and finished products are valued at lower of cost and net realisable value. Cost includes cost of land, material costs, labour and manufacturing overheads.

(ii) In the case of AICL, investments considered as stock-in-trade are valued at average cost or market value whichever is lower. Expenses for dematerialisation of shares have been written off.

(i) Taxes on Income:

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Credit in respect of Minimum Alternate Tax paid is recognised only if there is convincing evidence of realisation of the same.

Deferred tax, which is computed on the basis of enacted/substantively enacted rates, is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(j) Research and Development Expenses:

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

(k) Premium on redemption of Debentures and Foreign Currency Convertible Bonds (FCCB):

Premium payable on redemption of FCCB and Debentures as per the terms of their respective issues is provided fully in the year of issue by adjusting against the Securities Premium Account.

(l) Warranty Expenses:

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(m) Foreign Exchange Transactions:

(i) Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction.

(ii) All monetary assets and monetary liabilities in foreign currencies other than net investments in non-integral foreign operation are translated at the relevant rates of exchange prevailing at the year end and exchange differences are recognised in the Profit and Loss Account.

(iii) Exchange differences relating to monetary items that are in substance forming part of the Company's net investment in non-integral foreign operations are accumulated in Exchange Translation Reserve Account.

(iv) In respect of foreign exchange contracts, the premium or discount arising at the inception of such a contract is amortised as expense or income over the life of the contract.

(v) Pursuant to announcement on accounting for derivatives issued by the Institute of Chartered Accountants of India (ICAI), the Group in accordance with the principle of prudence as enunciated in Accounting Standard 1 (AS-1), "Disclosure of Accounting Policies" provides for losses in respect of all outstanding derivative contracts at the Balance Sheet date by marking them to market. Any net unrealised gains arising on such mark-to-market are not recognised as income.

In terms of notification no. GSR 225 (E) dated 31st March 2009 issued by the Ministry of Corporate Affairs pertaining to revision to Accounting Standard (AS-11) - "The effects of changes in foreign exchange rates" the Company had the option to accumulate certain exchange differences in a "Foreign Currency Monetary Item Translation Difference Account" which option has not been exercised.

(n) Employee Benefits:

(i) Defined Contribution Plan:

Contributions paid/payable during the year to Provident Fund, Superannuation Fund, ESIC and Labour Welfare Fund are recognised in the Profit and Loss Account.

(ii) Defined Benefit Plan/Long term compensated absences:

Liability towards gratuity, compensated absences, post retirement medical benefit schemes, etc., are determined by independent actuaries, using the projected unit credit method. Past services are recognised on a straight line basis over the average period until the benefits become vested. Actuarial gains and losses are recognised immediately in the Profit and Loss Account as income or expenses. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to the market yields at the Balance Sheet date on Government Bonds where the currency and terms of the Government Bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(iii) Short term employee benefits are recognised as an expense at the undiscounted amount in the Profit and Loss Account of the year in which the related services are rendered.

(o) Revenue Recognition:

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers, transmission utilities, is inclusive of Fuel Adjustment Charges and includes unbilled revenues accrued upto the end of the accounting year.

(ii) The Parent Company and NDPL determines surplus/deficit (i.e. excess/ shortfall of/ in aggregate gain over Return on Equity entitlement) for the year in respect of its Licensed Area operations (i.e. Generation, Transmission and Distribution) based on the principles laid down under the relevant Tariff Regulations/Tariff Orders notified by the respective State Electricity Regulatory Commissions. In respect of such surplus/deficit, appropriate adjustments as stipulated under the regulations are made during the year. Further, any adjustments that may arise on Annual Performance Review under the aforesaid Tariff Regulations are made after the completion of such review.

(iii) Delayed payment charges and interest on delayed payments for power supply are recognised, on grounds of prudence, as and when recovered.

(iv) Interest income is accounted on an accrual basis. Dividend income is accounted for when the right to receive income is established.

(v) In the case of NDPL, the amount received from consumers on account of Service Line charges are treated as income on installation of connection.

(vi) Revenue from sale of goods is recognised on the transfer of title in the goods which occurs either on dispatch or delivery of goods to customer as per terms of contract. Service income is recognised as per terms of contract.

In the case of PTL, Transmission Income is accounted for on the accrual basis for the period of operation of transmission lines based on 'Tariff Orders' issued by Central Electricity Regulatory Commission (CERC). In case where Tariff Orders are yet to be issued, transmission income is accounted as per the norms issued by CERC. Transmission Income on account of additional capitalization, if any, is accounted for on the basis of specific order by the CERC.

(vii) In the case of PAI, PKC and IRCL, sales are recognized as revenue when the title passes to the customer and selling prices are known or can be reasonably estimated.

(viii) In the case of TPTCL:

(a) Revenue from sale of power under Banking Arrangements is accounted for on gross basis as the Company is the primarily obligator under the Arrangements.

(b) Revenue in the nature of advisory services rendered towards finalization of power purchase agreements, CDM services, load management, etc. is recognized when the fees are determined under the terms of respective agreements.

(c) Compensation recoverable from customers/ suppliers for default in purchase/ sale of power is accrued when determined under the terms of respective agreements and acknowledged by customers/suppliers.

(p) Advance against Depreciation:

In the case of PTL, 'Advance against Depreciation' forming part of tariff pertaining to subsequent years, to facilitate repayment of loans is reduced from transmission income and considered as deferred revenue to be included in transmission income in subsequent years.

(q) Consumer contribution to Capital Works:

In the case of NDPL, consumers' contribution towards cost of capital assets is treated as capital receipt and credited in Current Liabilities and is transferred to a separate account on commissioning of the assets. An amount equivalent to the depreciation charge for the year on such assets is appropriated from this account as income to the Profit and Loss Account.

(r) Accounting for Contracts:

Income on contracts in respect of Transmission EPC, Strategic Electronics business and Project Management Services are accounted on "Percentage of completion" basis measured by the proportion that cost incurred upto the reporting date bear to the estimated total cost of the contract.

(s) Issue Expenses:

(i) Expenses incurred in connection with the issue of Euro Notes, Foreign Currency Convertible Bonds and Debentures are adjusted against Securities Premium Account.

(ii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(t) Deferred Stripping Cost:

In the case of PKPC and PAI, stripping cost of top soil is divided into (i) initial stripping of the top soil to open the mining area before production commences and (ii) additional stripping that is performed during the production activity.

The initial stripping costs are part of deferred development cost, while the additional stripping costs are charged to production cost as long as the stripping ratio is close to or less than the average estimated stripping ratio.

However, when the actual ratio is significantly higher than the estimated average ratio, the excess stripping costs are to be deferred and recorded as deferred stripping costs. These deferred stripping costs are expensed as production costs in periods where the actual ratio is significantly lower than the estimated average ratio.

(u) Deferred Exploration and Development Cost:

In the case of PKPC and PAI, deferred exploration and development expenditure incorporates costs relating to general surveys, exploration, financing, feasibility studies and development of the mine incurred prior to the commencement of operations. Deferred exploration and development cost are amortised on a straight line basis from the date of commercial production of the respective area of interest, over the shorter of the life of the mine or the remaining term of the Coal Agreement.

(v) Estimated Liability for Restoration and Rehabilitation:

In case of PKPC and PAI, estimated liability for restoration and rehabilitation costs are based principally on legal and regulatory requirements. Such estimated costs as a result of production activities are expensed as production cost. Estimates are reassessed regularly and the effects of changes are recognised prospectively.

(w) Expenditure on Amalgamation:

The expenditure incurred is amortised over a period of five years.

(x) Payments under Voluntary Retirement Schemes (VRS):

Compensation paid under VRS is charged to the Profit and Loss Account in the year of exercise of option.

(y) Preliminary Expenses:

In the case of MCCL, TCML and IEL, preliminary expenses are written off in the year of commencement of business.

(z) Impairment:

Impairment is ascertained at each Balance Sheet date in respect of Cash Generating Units. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value based on an appropriate discount factor.

For the purpose of impairment testing, goodwill is allocated to each of the Company's cash generating units.

(za) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Companies. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated income/expenses".

(zb) Provision, Contingent Liabilities and Contingent Assets:

A Provision is recognised when the Company has a present legal or constructive obligation as a result of past event and it is probable that an outflow of resource will be required to settle the obligation, in respect of which reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to its present value and are determined based on best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent Liabilities are not recognised in the financial statements. A Contingent asset is neither recognised nor disclosed in the financial statements.

2. The Global Economic recession has affected demand for coal, resulting in downward pressure on coal prices. Pursuant to this, the Company tested its carrying value of goodwill arising on acquisition of stake in overseas coal joint venture for impairment as required under the relevant accounting standards. The impairment testing indicated that the carrying value of goodwill was higher than its value in use and accordingly, the Company has recorded an impairment loss of Rs. 280.37 crores.

3. i) In the case of Parent Company, as per the requirement of Accounting Standard 15 (AS-15) (Revised 2005)- "Employee Benefits" the compensation paid under Voluntary Retirement Schemes (VRS) is charged to the Profit and Loss Account in the year of exercise of option, which hitherto was amortised over a period of thirty six months commencing from the month following the month of separation. This change in the accounting policy, however, does not have any material impact on the financial statements for the year.

   ii) In the case of NELCO, during the year the Company has reviewed its accounting policy in respect of valuation of car park/developed property disclosed under inventories. These inventories which were hitherto being valued at market value on the basis of the Valuer's Report are now being valued in terms of the Accounting Standard 2 (AS-2)- "Valuation of Inventories" at cost or net realisable value whichever is lower. This change in the accounting policy, however, does not have any material impact on the group's financial statements for the year.

4. The Parent Company had on 18th June, 2007 issued and allotted 1,03,89,000 Convertible Warrants on preferential basis to Tata Sons Limited which were convertible into shares within a period of 18 months from the date of allotment. Tata Sons Limited did not exercise its right to convert the warrants allotted to it. Accordingly an amount of Rs. 60.99 crores, representing the initial amount paid on the allotment of such warrants has been forfeited and credited to Capital Reserve.

5. (a) In an earlier year, the Parent Company issued 200,000 1% Foreign Currency Convertible Bonds (FCCB) with Face Value of $ 1,000 each aggregating to U.S. $ 200 million (Rs. 878.80 crores at issue). The bondholders have an option to convert these bonds into shares, at an initial conversion price of Rs. 590.85 per share at a fixed rate of exchange on conversion of Rs. 43.38 = U.S. $ 1.00, at any time on or after 6th April, 2005, upto 15th February, 2010. The conversion price is subject to adjustment in certain circumstances. The FCCB may be redeemed, in whole but not in part, at the option of the Parent Company at any time on or after 24th February, 2008 and prior to 15th February, 2010 subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCB fall due for redemption on 25th February, 2010 at 115.734 percent of their principal amount.

   (b) During the year bond holders holding 9,865 bonds *(31st March, 2008 – 175,816 bonds)* have opted for conversion of the same into equity shares and accordingly 7,24,281 shares (includes 6,87,572 shares on which dividend of Rs. 0.72 crore has been paid during the year) *(31st March, 2008 – 1,29,08,207 shares)* of Rs. 10 each have been issued at a premium as per terms of issue. Consequently there is an increase in the Subscribed Share Capital by Rs. 0.72 crore *(31st March, 2008 – Rs. 12.91 crores)* and Securities Premium by Rs. 41.39 crores *(31st March, 2008 – Rs. 683.37 crores)*. Further, provision made for premium on redemption of FCCB by debiting Securities Premium in an earlier year has been reversed to the extent it pertains to the converted FCCB. As a result, balance in Securities Premium Account has increased by Rs. 6.83 crores *(31st March, 2008 – Rs. 121.66 crores)*.

6. Contingency Reserve Investments and Deferred Taxation Liability Fund Investments included the cost of 6.75% Unit Trust of India - Tax Free US Bonds 2008 received on conversion of units in Scheme US-64, which bonds were redeemed during the year. In the terms of Appellate Tribunal for Electricity (ATE) Order dated 25th February, 2009 the appropriations made to Contingency Reserve and Deferred Taxation Liability Fund (DTLF) have been utilised to meet the loss of Rs. 155.47 crores realised on redemption of the above statutory investments.

7. In an earlier year, the Parent Company had commissioned its new 120 MW thermal power unit at Jojobera, Jharkhand. The revenue is recognised on the basis of draft Power Purchase Agreement prepared jointly by the Company and its customer, pending finalisation of the agreement.

8. The Parent Company has been legally advised that the Parent Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Parent Company.

9. Coal Agreement:

   In the case of PAI and PKPC, the Companies entered into a Coal Contract Work ("Coal Agreement") for the exploration and exploitation of coal. Under the terms of the Coal Agreement, the Company commenced its 30-year operating period on 1st October, 1989 and 1st January, 1992 respectively.

10. The Parent Company has:

(a) an investment in Tata Teleservices Limited (TTSL) of Rs. 735.48 crores *(31st March, 2008 – Rs. 796.58 crores)*;

(b) TTSL based on the accounts as certified by its Management for the year ended 31st March, 2009, has accumulated losses which have significantly eroded its net worth. In the opinion of the Management, having regard to the long gestation period inevitable in the nature of its business, there is no diminution other than temporary, in the value of the investment.

11. (a) Capital commitments not provided for are estimated at Rs. 13,067.38 crores *(31st March, 2008 - Rs. 11,667.90 crores)* [including Rs. 23.73 crores *(31st March, 2008 – Rs. 11.36 crores)* of the Joint Venture].

(b) In the case of associates, capital commitments not provided for are estimated at Rs. 14.69 crores *(31st March, 2008 - Rs. 102.10 crores)*

12. Disclosures as required by Accounting Standard 19 (AS-19) are as follows:

(a) Operating Leases:

(i) The Parent Company's significant leasing arrangements are in respect of residential flats, office premises, plant and machinery and equipments taken on lease. The arrangements range between 11 months and 10 years generally and are usually renewable by mutual consent or mutually agreeable terms. Under these arrangements, generally refundable interest-free deposits have been given.

(ii) Commercial/residential premises have been given on operating lease having original cost of Rs. 48.50 crores *(31st March, 2008 – Rs. 47.55 crores)* and accumulated depreciation of Rs. 15.62 crores *(31st March, 2008 – Rs. 13.90 crores)* as at 31st March, 2009. Depreciation on the above assets for the current year is Rs. 2.25 crores *(31st March, 2008 – Rs. 2.53 crores)*. Under these arrangements, generally refundable interest-free deposits have been taken. The future minimum lease payments under non-cancellable operating leases aggregating to Rs. 16.15 crores *(31st March, 2008 – Rs. 19.81 crores)*, in each of the following periods are as under:

Rs. crores

			2007-08
(a)	not later than one year	6.35	*5.94*
(b)	later than one year and not later than five years	9.80	*13.87*
(c)	later than five years	-	-

(b) Finance Leases - Share of Joint Venture:

During the year, the Group has taken vehicle on finance leases which expire in 2009-2010 and 2011-2012. The lease rentals are charged on the basis of agreed terms. The said vehicles are capitalised using interest rates determined at the inception of the lease.

Rs. crores

		Total minimum lease payments outstanding	Future interest outstanding	Present value of minimum lease payments
(i)	not later than one year	128.06	19.48	108.58
		50.40	*5.88*	*44.52*
(ii)	later than one year and not later than five years	221.62	20.87	200.75
		71.35	*7.77*	*63.58*
(iii)	later than five years	-	-	-
		-	-	-

Note: Previous year's figures are in italics.

13. Contingent Liabilities and other commitments:

(a) Claims against the Group not acknowledged as debts Rs. 1,296.52 crores *(31st March, 2008 - Rs. 409.98 crores)* [including Rs. 1,047.54 crores *(31st March, 2008 – Rs. 185.58 crores)* of the Joint Venture] consists mainly of the following:

(i) Octroi claims disputed by the Parent Company aggregating to Rs. 5.03 crores *(31st March, 2008 - Rs. 5.03 crores)*, consisting of Octroi exemption claimed by the Parent Company, regarding which the writ has been admitted by the High Court.

(ii) A Suit has been filed against the Parent Company claiming compensation of Rs. 20.51 crores *(31st March, 2008 - Rs. 20.51 crores)* by way of damages for alleged wrongful disconnection of power supply and interest accrued thereon Rs. 94.76 crores *(31st March, 2008 - Rs. 90.45 crores)*.

(iii) Rates, Duty & Cess claims disputed by the Parent Company aggregating to Rs. 51.71 crores *(31st March, 2008 - Rs. 47.01 crores)*, consisting mainly for levy of cess and way leave fees by Maharashtra Pollution Control Board at higher rates and interest thereon which is challenged by the Parent Company and for levy of excise duty on fuel consumed in generation of electricity that was not sold but consumed by the Parent Company.

(iv) In the case of NDPL, Rs. 22.70 crores *(31st March, 2008 – Rs. 22.36 crores as a share of Joint Venture)*, consisting mainly of legal cases filed by consumers, employees etc., and sales tax claims.

(v) In the case of CTTL, claims raised by Mumbai Port Trust towards Penal Way Leave Fees Rs. 2.65 crores *(31st March, 2008 – Rs. 1.37 crores)*.

(vi) In the case of NELCO, Rs. 23.17 crores *(31st March, 2008 Rs. 23.18 crores)* mainly on account of disputed central excise, sales tax and custom demand.

(vii) In the case of MPL, Rs. 1.21 crores *(31st March, 2008 - Rs. Nil)* mainly on account of extra rehabilitation and resettlement (R & R) compensation.

(viii) Other claims against the Parent Company not acknowledged as debts Rs. 16.55 crores *(31st March, 2008 – Rs. 14.17 crores)*.

(ix) In the case of associates, other claims not acknowledged as debts Rs. 10.69 crores *(31st March, 2008 – Rs. 0.23 crore)*.

(x) In the case of PAI and PKPC, claims arising mainly on account of compensation demanded towards use of land for coal mining Rs. 78.46 crores, being the Group's share *(31st March, 2008 – Rs. 86.26 crores)*.

(xi) In the case of PAI and PKPC (Coal Companies), demand for royalty payment is set-off against recoverable value added tax (VAT) paid on inputs for coal production of Rs. 969.08 crores, being the Group's share *(31st March, 2008 - Rs. 99.32 crores)*. Under the Coal Contract of Work the Coal Companies would recover VAT from the Government within 60 days. As the Government had not refunded VAT within 60 days, the Coal Companies have set-off royalty against VAT recoverable, which has not been accepted by the Government. The Managments of the Coal Companies, based on various legal judgements, are of the view that the said amounts would be allowable as set-off.

(xii) In the case of PAI and PKPC, in respect of other matters (viz; land dispute, illegal mining etc.) amount is not ascertainable.

(b) Taxation matters for which liability, relating to issues of deductibility and taxability, is disputed by the Group and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

Rs. crores

			As at 31st March, 2008
(i)	Matters on which there are decisions of the appellate authorities in the Parent Company's favour, not accepted by the tax authorities.....	136.31*	*67.21*
(ii)	Other matters in appeal in case of subsidiaries..	-	*2.30*
(iii)	Interest and penalty demanded..	6.44	*6.20*
(iv)	In the case of associates, matters on which there are decisions of the appellate authorities in the favour of the companies, not accepted by the tax authorities..	0.78	*3.15*

* includes Rs. 2.51crores share of Joint Ventures.

(c) (i) Indirect exposures and other commitments of the Parent and subsidiary Companies :

Name of the Company	Contingent Liabilities				Other Commitments	
	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non-disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Tata Teleservices Limited (TTSL)	-	32,43,08,708	-	-	-	-
	-	*64,86,17,417*	-	-	-	-
Panatone Finvest Limited (PFL)	250.00	-	-	-	-	-
	500.00	-	-	-	-	-
Tata Teleservices (Maharashtra) Limited (TTML)	50.00	8,28,44,452	-	-	-	-
	50.00	-	-	-	-	-
North Delhi Power Limited (NDPL)	-	-	-	-	-	1,107.28
	-	-	-	-	-	*1,107.28*
Powerlinks Transmission Limited (PTL)	-	23,86,80,000	366.00	-	-	-
	-	*23,86,80,000 [refer (c) (iii) below]*	*366.00*	-	-	-
Tata Honeywell Limited (THL)	-	-	-	0.74	-	-
	-	-	-	*0.74*	-	-
Bhira Investments Limited [erstwhile Tata Power (Mauritius) Ltd.](BHIL)	-	10,00,000	-	-	-	-
	-	*10,00,000*	-	-	-	-
Tata Sons Limited (TSL)	(refer (I) below)	-	-	-	-	-
		-	-	-	-	-

Note: Previous year's figures are in Italics.

(ii) The Parent Company has in terms of the shareholders agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per specified schedule, in case of TTSL.

(iii) In terms of the Deed of Pledge of Shares executed by the Parent Company and Power Grid in favour of Infrastructure Development Finance Company Limited (IDFC) acting as Security Trustee for the Lenders with PTL as a confirming party for pledging the Parent Company's current and future shareholding in PTL, Powers of Attorney are executed in favour of the Security Trustee and the Lenders to accomplish the purpose of the Deed with full authority in terms of the Deed [also refer Note (c) (i) above].

(iv) In terms of the Sponsor Support agreement entered into between the Company, Coastal Gujarat Power Limited (CGPL) and lender's of CGPL, the Company has undertaken to provide support by way of base Equity contribution to the extent of 25% of CGPL's project cost and additional equity or subordinated loans to be made or arranged for, if required as per the financing agreements to finance the project. The sponsor support also includes support by way of additional equity for any overrun in project costs and Debt Service Reserve Guarantee as provided under the financing agreements. The support will cease on the date of "financial completion" as defined under the relevant financing agreements.

(d) Under the Share Purchase Agreement entered into with Tata Industries Limited (TIL) in January 2001, the Parent Company had agreed payment of production upside in the event the total gas production is more than 1.2 Trillion Cubic Feet (TCF) to Tata Industries Limited for net incremental production over and above 1.2 TCF. The said production is based upside for the Tata Petrodyne Limited's (TPL) participating interest of 10% at the rate of U.S. $ 0.23 per Thousand Cubic Feet (MCF). The obligation on the Parent Company to pay TIL in case of upside in production continues even after the sale of shares of TPL.

(e) In the case of NDPL, as per the provisions of the Transfer Scheme pursuant to Delhi Electricity Reforms Act, 2002, the liabilities arising out of litigation, suits, claims etc. pending on the date of transfer (i.e. 1st July, 2002) and/or arising due to any events prior to that date shall be borne by the Company to the extent of Rs. 1.00 crore p.a. *(31st March, 2008 - Rs. 1.00 crore p.a. being Group's share).*

(f) In the case of NDPL, the Company had introduced a Voluntary Separation Scheme (VSS) for its employees in December 2003, in response to which 1,798 employees were separated. As per the Scheme, the retiring employees were paid Ex-gratia separation amount by the Company. They were further entitled to claim their Retiral Benefits (i.e. Gratuity, Leave Encashment, Pension Commutation, Pension, Medical and LTC) the payment obligation of which became a matter of dispute between the Company and the DVB Employees Terminal Benefit Fund 2002 (The Trust). The Trust is, however, of the view that its liability to pay Retiral Benefits arises only on the employee attaining the age of superannuation or earlier death. On 1st November, 2004 the Company entered into a Memorandum of Understanding with GNCTD, and a special Trust namely Special Voluntary Retirement Schemes Retirees Terminal Benefit Fund (SVRS Trust) was created.

For resolution of the issue through the process of law, the Company has filed a Writ, before the Hon'ble Delhi High Court. The Hon'ble Court has pronounced its judgement on this issue on 2nd July, 2007 whereby it has provided two options to the Discoms for paying terminal benefits/residual pension to the Trust.

(i) Terminal benefits due to the VSS optees to be paid by Discoms which shall be reimbursed to Discoms by the Trust without interest on normal retirement/death (whichever is earlier) of such VSS optees. In addition, the Discoms shall pay the residual pension to VSS optees till their respective dates of normal retirement, after which the Trust shall commence payment to such optees.

(ii) The Trust to pay the terminal benefits and all dues of the VSS optees on reimbursement by Discoms of 'Additional Contribution' required on account of premature payout by the Trust which shall be computed by an Arbitral Tribunal of Actuaries.

The Company considers the second option as more appropriate and also estimates that the liability under this option shall be lower than under the first option which it is presently following. Pending computation of the liability by the Arbitral Tribunal of Actuaries, no adjustment has been made in these financial statements.

While the writ petition was pending, Company had already advanced Rs. 77.74 crores to the SVRS Trust for payment of retiral dues to separated employees. Against this, the Company had recovered Rs. 29.71 crores against a claim of Rs. 38.72 crores from the SVRS Trust in respect of retirees, who have expired or attained the age of superannuation till 31st March, 2009.

In addition to the payment of terminal benefits/residual pension to the Trust, the Hon'ble Delhi High Court in its above Order has held that the Discoms are liable to pay interest @ 8% per annum on the amount of terminal benefits for the period from the date of voluntary retirement to the date of disbursement. Consequently, the Company has paid Rs. 8.01 crores as interest to VSS optees.

The Company is of the opinion that the total liability for payment of terminal benefits to the trust based on actuarial valuation including payment of interest to VSS optees, would be less than the amount of retiral pensions already paid to the VSS optees and charged to Profit and Loss Account. Consequently, pending valuation of 'Additional Contribution' computed by an Arbitral Tribunal of Actuaries, the Company has shown interest of Rs. 8.01 crores paid to VSS optees, in addition to retiral dues of Rs. 48.03 crores as recoverable and are included in Rs. 56.52 crores.

Apart from this, the Company has also been paying the retiral pension to the VSS optees till their respective dates of normal retirement or death (whichever is earlier). DERC has approved the aforesaid retiral pension amount in its Annual Revenue Requirement (ARR) and the same has therefore been charged to Profit and Loss Account.

(g) In the case of NDPL, the liability stated in the opening Balance Sheet of the Company as per the Transfer Scheme as on 1st July, 2002 in respect of consumers' security deposit was Rs. 10.00 crores. The Company had engaged an independent agency to validate the sample data in digitized form of consumer security deposits received by the erstwhile DVB from its consumers. As per the validation report submitted by this agency the amount of security deposit received from consumers other than Key Consumers (for which Company is in process of valuation) aggregated to Rs. 62.44 crores. The Company has been advised that as per the Transfer Scheme, the liability in excess of Rs. 10.00 crores towards refund of the opening consumer deposits and interest thereon is not to the account of the Company. Since the GNCTD was of the view that the aforesaid liability is that of the Company, the matter was referred to DERC. During the year, DERC vide its letter dated 23rd April, 2007 has conveyed its decision to the GNCTD upholding the Company's view. As GNCTD has refused to accept the DERC decision as binding on it, the Company has filed a writ petition in the Delhi High Court and the matter has been listed on 14th October, 2009. No stay has been granted by the High Court in the matter for refund of consumption deposit and payment of interest thereon.

(h) In the case of NDPL, Power Grid Corporation of India Limited (PGCIL) has filed a petition on 20th March, 2009 with Central Electricity Regulatory Commission (CERC) under regulation 12 and 13 of the CERC (Terms & Conditions of Tariff) Regulations, 2004 for permission to bill and recover Service Tax on Transmission and other charges recoverable by Govt. of India in terms of Section 64 of the Finance Act 1994, for the period 2004-2009. PGCIL has transmitted electricity to NDPL commencing 1st April, 2007. Though the Company maintains the view that Service Tax is not applicable on Transmission Charges, however in the event of CERC upholding the view of PGCIL there may arise a liability for payment of service tax on transmission charges which shall be recoverable through tariff.

(i) In the case of NDPL, in view of para 6.8 of the Multi Year Tariff Order (MYT Order) dated 20th December, 2007, Delhi Transco Limited (DTL) has filed the petition on 29th February, 2008 for determination of Reactive Energy Charges payable by beneficiaries including NDPL. In the petition, DTL has asked the Hon'ble Commission to allow/approve reactive energy charges at 10 paisa per KVArh to discourage utilization of reactive power by beneficiaries. In the said petition the Hon'ble Commission has vide its order dated 3rd September, 2008 directed DTL to carry out a comprehensive study and submit report to the Commission and in the meanwhile the Hon'ble Commission asked to maintain status quo in respect of Reactive Energy Charges. Pending the petition DTL has raised provisional bills at 2 paisa per KVArh being the rate applicable prior to MYT order. The Company has taken a view that since the Hon'ble Commission has asked to maintain status quo as existed before the said order and as such raising of even a provisional bill by DTL and/or its payment by NDPL is totally uncalled for and the same, if allowed, is likely to violate the directions of Hon'ble Commission as contained in the order. However, vide its letter dated 20th December, 2008 DTL has again demanded the outstanding amount in respect of the provisional bill for Reactive Energy Charges failing which it has conveyed the apprehended levy of Late Payment Surcharge (LPSC) at the rate of 1.25% per month. In view of above letter NDPL has filed a petition with the Hon'ble Commission to issue necessary clarification in the matter and clarify the interpretation and execution of the directions in terms of its order dated 3rd September, 2008. In case the Commission decides the petition against the Company, liability payable to DTL on account of Reactive Energy Charge and Late Payment Surcharge on it may arise and the same shall be recoverable through tariff.

(j) In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra -formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the ATE, set aside the MERC Order dated 31st May, 2004 and directed the Parent Company to refund to R-Infra as on 31st March, 2004, Rs. 354.00 crores (including interest of Rs. 15.14 crores) and pay interest at 10% per annum thereafter. As at 31st March, 2009 the accumulated interest was Rs. 139.96 crores *(31st March, 2008 - Rs. 128.76 crores)* (Rs. 11.20 crores for the year ended 31st March, 2009).

On appeal, the Hon'ble Supreme Court vide its interim order dated 7th February, 2007, has stayed the ATE Order and in accordance with its directives, the Parent Company has furnished a bank guarantee of the sum of Rs. 227.00 crores and also deposited Rs. 227.00 crores with the Registrar General of the Court (the Court) which has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Deposits".

Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519.00 crores. The aggregate of Standby Charges credited in previous years net of tax is estimated at Rs. 342.60 crores, which will be adjusted, wholly by a withdrawal/set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Parent Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Parent Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Parent Company on the final outcome of the matter.

(k) MERC vide its Tariff Order dated 11th June, 2004, had directed the Parent Company to treat the investment in its Wind Energy Project as outside the Mumbai Licensed Area, consider a normative Debt Equity ratio of 70:30 to fund the Parent Company's fresh capital investments effective 1st April, 2003 and had also allowed a normative interest charge @ 10% p.a. on the said normative debt. The change to the Clear Profit and Reasonable Return (consequent to the change in the Capital Base) as a result of the above mentioned directives for the period upto 31st March, 2004, has been adjusted by MERC from the Statutory Reserves along with the disputed Standby Charges referred to in note 13(j) above. Consequently, the effect of these adjustments would be made with the adjustments pertaining to the Standby Charges dispute as mentioned in note 13(j) above.

(l) In terms of the agreements entered into between Tata Teleservices Ltd. (TTSL), Tata Sons Ltd. (TSL) and NTT DoCoMo, Inc. of Japan (Strategic Partner-SP), the Company was given by Tata Sons an option to sell 2,72,82,177 equity shares in TTSL to the SP, as part of a secondary sale of 25,31,63,941 equity shares effected along with a primary issue of 84,38,79,801 shares by TTSL to the SP. Accordingly, the Company realized Rs. 316.72 crores on sale of these shares resulting in a profit of Rs. 255.62 crores.

If certain performance parameters and other conditions are not met, should the SP decide to divest its entire shareholding in TTSL, acquired under the primary issue and the secondary sale, and should TSL be unable to find a buyer for such shares, the Company is obligated to acquire the shareholding of the SP, at the higher of fair value or 50 percent of the subscription purchase price, in proportion of the number of shares sold by the Company to the aggregate of the secondary shares sold to the SP, or if the SP divests the shares at a lower price pay a compensation representing the difference between such lower sale price and the price referred to above.

Further, in the event of breach of the representations and warranties (other than title and tax) and covenants not capable of specific performance, the Company is liable to reimburse TSL, on a pro rata basis, upto a maximum sum of Rs. 409.51 crores.

The exercise of the option by SP being contingent on several variables the liability, if any, is remote and indeterminable.

(m) In respect of NELCO Limited, whose net worth has been substantially eroded, the Parent Company has undertaken to arrange for the necessary financial support to NELCO Limited in the form of interim short term funding, for meeting its business requirements.

14. In the matter of claims raised by the Parent Company on R-Infra, towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC has issued an Order dated 12th December, 2007 in favour of the Parent Company. The total amount payable by R-Infra including interest is estimated to be Rs. 323.87 crores as on 31st March, 2007. ATE in its order dated 12th May, 2008 on appeal by R-Infra has directed R-Infra to pay for the difference in the energy charges for period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Parent Company from R-Infra, ATE has directed MERC that the issue be examined afresh and after the decision of the Supreme Court in appeals relating to the distribution license and rebates given by R-Infra. The Parent Company and R-Infra have filed appeals in the Supreme Court. On grounds of prudence, the Parent Company has not recognised any income arising from the above matters.

15. In the case of NDPL, as per provisions of Section 47(4) of the Electricity Supply Act, 2003 interest on consumer security deposit at the bank rate is payable as per the notification by DERC. During the year 2007, DERC has issued Delhi Electric Supply Code and Performance Standards Regulations, 2007 which came into force from 18th April, 2007 through notification in the Official Gazette. As per Clause 16 (vi) of the regulations, interest @ 6% p.a. is payable on Consumer Security Deposit received from all consumers. In view of the fact that the matter of liability on account of Opening Consumer Security Deposit in excess of Rs. 10.00 crores transferred to the Company as per Transfer Scheme is sub-judice and no stay has been granted on payment of interest on and/ or refund of opening Consumer Security Deposits in excess of Rs. 10.00 crores, the Company has provided interest expense amounting to Rs. 11.96 crores *(31st March, 2008 – Rs. 9.57 crores)* on the outstanding consumer Security Deposit received by the Company since takeover of business in July 2002 as also on the estimated total Consumer Security Deposit received by the erstwhile Delhi Vidyut Board as per the Company's records. Out of the above interest expenditure, an amount of Rs. 1.98 crores *(31st March, 2008 - Rs. 1.88 crores)* would be recoverable from DPCL if the Company's contention is upheld by the Hon'ble High Court that the Company's liability for interest payment/refund on account of opening Consumer Security Deposit is only to the extent of Rs. 10.00 crores liability transferred to it as per the statutory Transfer Scheme.

16. Employee Benefits:

(a) During the previous year the Parent Company had adopted Accounting Standard (AS-15) (Revised 2005) "Employee Benefits". This has resulted in a transitional liability (net) of Rs. 61.70 crores as at 1st April, 2007. In accordance with the transitional provision of the Accounting Standard, the Parent Company has decided to charge the transitional liability as an expense over a period of 5 years and accordingly Rs. 12.34 crores *(31st March, 2008 – Rs. 12.34 crores)* has been recognised as an expense for the year under item 1 of Schedule "2" and balance amount of Rs. 37.02 crores *(31st March, 2008 – Rs. 49.36 crores)* is the unrecognised transitional liability as at 31st March, 2009.

(b) The Parent Company makes contribution towards provident fund and superannuation fund to a defined contribution retirement benefit plan for qualifying employees. The provident fund is administered by the Trustees of Tata Power Consolidated Provident Fund and the Superannuation Fund is administered by the Trustees of Tata Power Superannuation Fund. Under the Schemes, the Parent Company is required to contribute a specified percentage of salary to the retirement benefit schemes to fund the benefit.

The Rules of the Parent Company's Provident Fund administered by a Trust require that if the Board of Trustees are unable to pay interest at the rate declared by the Central Government under para 60 of the Employees' Provident Fund Scheme, 1952, then the shortfall shall be made good by the Parent Company. Having regard to the assets of the Fund and the return on the investments, the Parent Company does not expect any shortfall in the foreseeable future.

On account of Defined Contribution Plans, a sum of Rs. 26.55 crores *(Previous Year – Rs. 24.61 crores)* has been charged to the Profit and Loss Account.

(c) The following are the defined benefit plans, operated by the Group:

1. Post Retirement Gratuity
2. Ex-Gratia Death Benefits
3. Retirement Benefits
4. Post Retirement Medical Benefits and
5. Pension

(d) The actuarial valuation of the present value of the defined benefit obligation has been carried as at 31st March, 2009. The following tables set out the amounts recognised in the financial statements as at 31st March, 2009 for the above mentioned defined benefit plans:

(i) Net employee benefit expense (recognised in employee cost) for the year ended 31st March, 2009:

Rs. crores

			2007-08	
	(Funded)#	(Unfunded)	*(Funded)#*	*(Unfunded)*
1. Current Service Cost	1.04	5.39	*0.17*	*4.70*
2. Interest	0.35	9.64	*0.10*	*8.62*
3. Losses on Acquisition	-	0.36	-	-
4. Actuarial (Gain)/Loss	(0.37)	12.08	*(0.03)*	*2.78*
5. Past Service Cost	0.08	0.20	*0.05*	*0.49*
6. 1/5th of Transitional Liability	-	4.38	-	*4.38*
7. Expected Return on Plan Assets	(0.23)	-	*(0.07)*	-
8. Curtailment cost/Settlement cost	(0.15)	-	-	-
9. Amount paid to employees	0.03	-	*0.04*	-
10. Premium Paid	-	-	*0.11*	-
11. Total Expense before share in Joint Venture (1 to 10)	0.75	32.05	*0.37*	*20.97*
12. *Add:* Share in Joint Ventures	(21.62)	0.95	*7.35*	*1.53*
13. Total Expense@(11 + 12)	(20.87)	33.00	*7.72*	*22.50*

@ Includes Rs. 0.76 crore *(31st March, 2008 – Rs. 0.27 crore)* debited to 'Incidental expenditure during construction period'.
# Post Retirement Gratuity funded in case of NDPL, CTTL, PTL and PKPC.

(ii) Change in the Defined Benefit Obligation/Commitments during the year ended 31st March 2009:

Rs. crores

			2007-08	
	(Funded)#	(Unfunded)	*(Funded)#*	*(Unfunded)*
Present value of Defined Benefit Obligation as at 1st April, 2008	3.78	106.28	*2.48*	*93.49*
Transitional Liability as at 1st April, 2008	-	17.55	-	*21.96*
Employee benefit expenses (1 to 5) -per (i) above	1.10	27.67	*0.37*	*16.59*
Actuarial (Gain)/Loss on Defined Benefit Obligation	(0.19)	-	-	-
Consequent to a JV becoming a subsidiary during the year	-	-	*1.19*	-
Benefits Paid (net)	(0.41)	(10.14)	*(0.26)*	*(8.21)*
Liabilities assumed on Acquisition	-	0.92	-	-
Present value of Defined Benefit Obligation as at 31st March, 2009	4.28	142.28	*3.78*	*123.83*
Less: Unrecognized Transitional Liability as at 31st March, 2009	-	(13.17)	-	*(17.55)*
Provision for Defined Benefit Obligations as at 31st March, 2009 as per books before share in Joint Ventures	4.28	129.11	*3.78*	*106.28*
Add: Share in Joint Ventures	26.83	12.50	*39.32*	*10.78*
Provision for Defined Benefit Obligation as at 31st March, 2009 as per books	31.11	141.61	*43.10*	*117.06*
Experience Adjustment on Plan Liabilities	-	3.01	-	*(0.04)*

Post Retirement Gratuity funded in case of NDPL, CTTL, PTL and PKPC.

(iii) Plan Assets:

Rs. in crores

		2007-08
Fair value of Plan Assets as on 1st April, 2008	2.61	*1.75*
Expected return on Plan Assets	0.23	*0.15*
Contribution	0.21	*1.04*
Benefits Paid	(0.41)	*(0.26)*
Actuarial gain/(Loss)	(0.04)	*(0.07)*
Closing balance as in 31st March, 2009 before share in Joint Ventures	2.60	*2.61*
Add: Share on Joint Ventures	30.19	*23.48*
Closing balance as on 31st March, 2009	32.79	*26.09*

(iv) Actuarial assumptions used for valuation of the present value of the defined benefit obligations of various benefits are as under:

		2007-08
Discount Rate	7.01% to 13.25%	*7.94% to 11.50%*
Salary Growth Rate	6% to 15% p.a.	*6% to 15% p.a*
Turnover Rate	Age 21 to 44 years 3% to 6% p.a. Age 45 years & above 0.5% to 2% p.a.	*Age 21 to 44 years 2% to 3% p.a.* *Age 45 years & above 0.5% p.a.*
Pension Increase Rate	3% p.a.	*3% p.a.*
Mortality table	LIC (1994-96)	*LIC (1994-96)*
Expected return on scheme assets	7.50 % to 10.50 % p.a.	*8% to 9% p.a.*
Annual Increase in Health Cost	6% p.a.	*6% p.a.*

- Discount rate is based on the prevailing market yields of Government securities as at the Balance Sheet date for the estimated term of the obligation.

- The estimates of future salary increases, considered in actuarial valuation, take account of the inflation, seniority, promotion and other relevant factors.

(v) Effect of change in assumed health care cost trend rate:

Rs. crores

			2007-08	
	1% increase	1% decrease	*1% increase*	*1% decrease*
Effect on the aggregate of the service cost and interest cost	0.32	(0.31)	*0.11*	*(0.23)*
Effect on defined benefit obligation	3.25	(2.59)	*1.41*	*(1.74)*

(vi) The contribution expected to be made during the financial year 2009-10 has not been ascertained.

17. The Parent Company, and CTTL have paid during the year monthly payments aggregating to Rs. 0.77 crore *(2007-08 – Rs. 0.76 crore)* under the post retirement scheme to former Managing/Executive Directors.

18. Secured Loans – Schedule "C"

Details of security are as under:

(i) In the case of the Parent Company the debentures and loans outstanding as at 31st March, 2009 aggregating to Rs. 3,931.71 crores *(31st March, 2008 - Rs. 2,331.09 crores)* are secured by mortgages/ charge on land, movable/ immovable properties, plant and intangible assets of the Parent Company and a floating charge on its other assets (subject to prior charges created and to be created in favour of the Parent Company's bankers over the current assets), both present and future.

(ii) In the case of PTL, loans outstanding as at 31st March, 2009, aggregating to Rs. 905.40 crores *(31st March, 2008 - Rs. 996.40 crores)* are secured by a first ranking *pari passu* charge on all present and future tangible, intangible, movable, fixed and current assets, rights, etc.

(iii) In the case of NELCO, loans outstanding as at 31st March, 2009, aggregating to Rs. 23.57 crores *(31st March, 2008 - Rs. 29.56 crores)*:

(a) The cash credits are secured by hypothecation of all tangible movable assets and a second charge on the fixed assets of the Company.

(b) Term loans are secured by *pari passu* first charge on the present and future fixed assets of the Company and first *pari passu* first charge on the present and future fixed assets of the Company and first *pari passu* charge along with consortium of banks for working capital facilities, on the receivables arising out of the lease rentals recoverable from installation of first 2000 VSAT's of Gilat, Israel on rental basis.

(iv) Lease finance – vehicle loans are secured by way of hypothecation of specific assets.

(v) In the case of NDPL, loans outstanding as at 31st March, 2009 aggregating to Rs. 894.56 crores *(31st March, 2008 – Rs. 801.50 crores)*:

(a) The cash credits are secured by a third charge on receivables and first charge on stores and spares (not relating to plant and machinery) and a loan from a bank is secured by a first *pari passu* charge on fixed assets of the Company.

(b) The Term loans from various Financial Institutions/Banks are secured by *pari passu* charge on all the present and future movable and immovable assets, stores and spares, receivables, intangibles, rights etc. in the project documents, clearances, claims and demands of the Company in any letter of credit/guarantee etc., all insurance contracts/proceeds and a charge on a Debt Service Reserve Account.

(vi) In the case of MPL, CGPL and IEL, loans outstanding as at 31st March, 2009 aggregating to Rs. 2,636.72 crores *(31st March, 2008 - Rs. 144.94 crores)* are secured by mortgages/charges over all immovable/movable properties both present and future.

(vii) In the case of BHIL, loans outstanding as at 31st March, 2009 aggregating to Rs. 2,315.42 crores *(31st March, 2008 - Rs. 3,797.14 crores)* are secured against the Group's stake in Indonesian Coal Joint Ventures.

(viii) In case of TBSIL, loan outstanding as at 31st March, 2009 aggregating to Rs. 34.63 crores *(31st March, 2008 - Rs. Nil)* secured against hypothecation of raw material, work in progress, finished goods and book debts.

(ix) In case of PKPC and PAI, loans outstanding as at 31st March, 2009 aggregating to Rs. 308.67 crores *(31st March, 2008 - Rs. 107.45 crores)* are secured against the plant and machinery acquired under leases.

19. In respect of the contracts pertaining to the Transmission EPC, Strategic Electronics Business and Project Management Services of the Parent Company, disclosures required as per AS 7 (Revised) are as follows:

(a) Contract revenue recognised as revenue during the year Rs. 98.89 crores *(2007-08 - Rs. 63.58 crores)*.

(b) In respect of contracts in progress –

(i) The aggregate amount of costs incurred and recognised profits upto 31st March, 2009 - Rs. 335.39 crores *(31st March, 2008 - Rs. 269.50 crores)*.

(ii) Advances and progress payments received as at 31st March, 2009 - Rs. 22.52 crores *(31st March, 2008 - Rs. 32.83 crores)*.

(iii) Retention money included as at 31st March, 2009 in Sundry Debtors Rs. 18.89 crores *(31st March, 2008 - Rs. 26.82 crores)*.

(c) Gross amount due to customers for contract work as a liability as at 31st March, 2009 - Rs. Nil *(31st March, 2008 - Rs. Nil)*.

20. In the case of PTL, the Company has set aside an amount of Rs. 2.00 crores *(31st March, 2008 - Rs. 2.00 crores)* as 'Self Insurance Reserve' to be used for the purpose of future losses which may arise from uninsured risks or as determined by the Board.

21. (a) In respect of the Licensed Business of the Parent Company, in terms of the Government of Maharashtra approvals, on the difference between the written down value of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the books of account and the Income-tax Act, 1961, deferred tax liability was being set up by a special appropriation to the Deferred Tax Liability Fund. In terms of the approvals, the amounts credited to the Fund are invested and permitted to be utilised, only subject to certain conditions. During the year ended 31st March, 2009 in terms of Appellate Tribunal for Electricity (ATE) Order dated 25th February, 2009, loss realised on redemption of 6.75% Unit Trust of India-Tax Free US Bonds 2008 amounting to Rs. 116.09 crores has been adjusted against the balance lying in Deferred Tax Liability Fund.

The resultant shortfall in the Deferred Tax Liability Fund and the deferred tax liability recognized, then at Rs. 37.84 crores *(31st March, 2008 - Rs. 78.25 crores after prior year adjustment)* has been accounted for during the year.

(b) In the case of NELCO, AICL and PAI, Deferred Tax Assets on account of carried forward tax losses and unabsorbed tax depreciation have been recognised in the books to the extent the management is of the opinion that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(c) Deferred Tax Liability/(Asset) [Net] as at 31st March, 2009 comprises of:

Rs. crores

			2007-08	
Deferred Tax Liability:				
Arising on account of timing differences in:				
Depreciation		657.54		*537.17*
Less: Balance in Deferred Tax Liability Fund	279.75		*395.85*	
Less: Reversal of deferred tax liability, not adjusted	-		*79.13*	
		279.75		*316.72*
Others		0.72		*1.44*
(A)		**378.51**		***221.89***
Deferred Tax Assets:				
Arising on account of timing differences in:				
Provision for doubtful debts and advances		10.33		*9.43*
Provision for tax, duty, cess, fee		14.23		*15.46*
Provision for employee benefits		58.01		*47.75*
Unabsorbed depreciation and carry forward losses		2.52		*5.37*
Others		12.02		*12.83*
(B)		**97.11**		***90.84***
Net Deferred Tax Liability (A) – (B)		**281.40**		***131.05***
Share of Joint Ventures – Liability		261.88		*150.97*
Net Deferred Tax Liability including Joint Ventures		**543.28**		***282.02***

22. Disclosure as required by Accounting Standard 18 (AS-18) - "Related Party Disclosures" are as follows:

Names of the related parties and description of relationship:

(a) Related parties where control exists:

(i) Associates (where transactions have taken place during the year)	Panatone Finvest Ltd. Tata Ceramics Ltd. Tata Projects Ltd. Yashmun Engineers Ltd. Rujuvalika Investments Ltd. Tata BP Solar India Ltd. (upto. 31st March, 2008)
(ii) Joint Ventures (where transactions have taken place during the year)	Indocoal Resources (Cayman) Ltd. **
(iii) Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.
(b) Key Management Personnel	Prasad R. Menon S. Ramakrishnan S. Padmanabhan Banmali Agrawala

** Through Subsidiary Companies

(c) Details of transactions:

Rs. crores

	Associates	Key Management Personnel	Promoters	Joint Ventures
Purchases of goods	0.01	-	-	71.16
	0.07	-	-	*22.33*
Sale of goods/power and scrap	-	-	-	-
	0.01	-	-	-
Purchase of fixed assets	156.80	-	-	-
	143.00	-	-	-
Rendering of services	0.16	-	-	-
	0.11	-	-	*11.21*
Receiving of services	3.56	-	0.51	-
	4.64	-	*0.47*	-
Brand equity contribution	-	-	18.70	-
	-	-	*16.52*	-
Guarantee and collaterals given#	-	-	409.51	-
	-	-	-	-
Remuneration paid	-	7.32	-	-
	-	*5.04*	-	-
Interest income	8.14	0.01	-	-
	1.18	*0.01*	-	-
Dividend received	2.05	-	4.67	-
	11.96	-	*3.97*	-
Dividend paid	-	-	70.11	-
	-	-	*63.43*	-
Brokerage paid	-	-	0.03	-
	-	-	-	-

Rs. crores

	Associates	Key Management Personnel	Promoters	Joint Ventures
Provision for doubtful debts provided during the year	0.06	-	-	-
	0.59	-	-	-
Deposits given	132.00	-	-	-
	-	-	*1.00*	-
Refund towards deposits given	132.00	-	-	-
	-	-	-	-
Equity contribution (including advance towards equity contribution)	-	-	-	-
	86.94	-	-	-
Purchase of Debentures	-	-	-	-
	100.00	-	-	-
Sale of Investments	-	-	-	-
	-	-	*247.50*	-
Purchase of Investments	91.98	-	-	-
	-	-	*20.61*	-
Equity Shares Issued at Premium	-	-	-	-
	-	-	*580.86*	-
Equity warrants issued/forfeited	-	-	60.99	-
	-	-	*60.99*	-
Loans repaid	-	0.01	-	-
	-	*0.01*	-	-
Balances outstanding:				-
Deposits given (including interest accrued)	3.35	-	-	-
	1.27	-	-	-
Deposit provided for as doubtful advances	1.27	-	-	-
	1.27	-	-	-
Other receivables (net of provisions)	16.50	-	-	-
	42.31	-	-	-
Loans given (including debenture interest thereon)	129.47	0.12	-	-
	129.46	*0.13*	-	-
Guarantees and collaterals outstanding#	250.00	-	409.51	-
	500.00	-	-	-
Other payables	3.72	3.00	20.44	-
	0.89	*2.75*	*17.54*	-

Note: Previous year's figures are in italics.

Also refer note 13(c), 13(l) and 13 (m).

(d) Details of material related party transactions [included under (c) above]

(a) Joint Ventures:

Rs. crores

Particulars	PT Kaltim Prima Coal	Indocoal Resources (Cayman) Ltd.
Purchase of goods	-	71.16
	-	*22.23*
Rendering of services	-	-
	11.21	-

(b) Associates:

Rs. crores

	Tata BP Solar India Ltd.	Tata Ceramics Ltd.	Panatone Finvest Ltd.	Tata Projects Ltd.	Yashmun Engineers Ltd.	Rujuvalika Investments Ltd.
Purchase of Goods	-	-	-	-	0.01	-
	-	-	-	-	-	-
Purchase of fixed assets	-	-	-	153.10	3.70	-
	-	-	-	*141.18*	-	-
Rendering of Services	-	0.06	-	-	0.10	-
	-	-	-	-	-	-
Receiving of services	-	-	-	0.62	2.94	-
	-	-	-	*2.26*	*2.37*	-
Purchase of Debentures	-	-	-	-	-	-
	-	-	*100.00*	-	-	-
Interest Income	-	-	-	2.24	5.90	-
	-	-	-	*1.17*	-	-
Dividend received	-	-	-	2.02	0.01	0.03
	5.31	-	*5.00*	*1.61*	-	-
Provision for doubtful debts	-	-	-	-	0.06	-
	-	-	-	-	*0.06*	-
Deposit Given	-	-	132.00	-	-	-
	-	-	-	-	-	-
Refunds towards deposits given	-		132.00	-	-	-
	-	-	-	-	-	-
Purchase of Investment	-	-	*91.98*	-	-	-
	-	-	-	-	-	-

Note: Previous year's figures are in italics.

23. (i) Derivative Instruments:

The Group has entered into swaps/ forward/ currency option contracts (being a derivative instrument), which are not intended for trading or speculative purposes but for hedge purposes, to establish the amount of reporting currency required or available at the settlement date of certain payables and receivables.

The following are the outstanding swaps/ forward/ currency option contracts, entered into, as on 31st March, 2009 :

			2007-08	
	Foreign Currency (in Millions)	Rs. crores	*Foreign Currency (in Millions)*	*Rs. crores*
Forward Contracts	EURO 3.50	23.64	*-*	*142.13*
	-	-	*JPY 3,527.67*	*30.80*
	-	-	*USD 7.68*	*-*
Forward Contracts - Share of Joint Ventures	USD 29.40	124.49	*-*	*-*
Currency Option Contracts	JPY 16,031.25	834.91	*JPY 5,906.25*	*236.25*
Interest Rate Swaps	USD 175.00	892.50	*-*	*-*
Unrecognised Gain in respect of above Forward Contracts and Currency Option Contracts	-	21.07	*-*	*0.40*

(ii) The year end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below :

			2007-08	
	Foreign Currency (in Millions)	Rs. crores	*Foreign Currency (in Millions)*	*Rs. crores*
(a) Amounts receivable in foreign currency on account of the following:				
(i) Export of goods	USD 7.86	40.48	*USD 11.11*	*43.92*
	TAKA 56.12	4.16	*TAKA 77.28*	*4.47*
Export of goods - Share of Joint Ventures	USD 11.14	56.29	*-*	*-*
(ii) Loan receivable from Subsidiaries	USD 338.39	1,725.71	*-*	*-*
(iii) Interest receivable	USD 1.52	7.75	*USD 0.42*	*1.66*
(iv) Other Advances receivable from Subsidiaries	USD 0.36	1.85	*USD 0.01*	*0.06*
	-	-	*SGD 0.49*	*1.40*
(b) Amounts payable in foreign currency on account of the following:				
(i) Import of goods and services	USD 51.73	263.87	*USD 22.02*	*88.31*
	EURO 0.24	1.62	*EURO 0.07*	*0.44*
	CHF 0.07	0.33	*-*	*-*
	TAKA 27.49	2.04	*TAKA 48.62*	*2.81*
Import of goods and services - Share of Joint Ventures	AUD 0.04	0.14	*-*	*-*
	EURO 0.19	1.28	*-*	*-*
	JPY 5.75	0.30	*-*	*-*
	USD 9.28	47.73	*-*	*-*
(ii) Capital Imports	EURO 1.30	8.76	*EURO 0.29*	*1.83*
	USD 97.59	497.78	*USD 1.83*	*7.62*
	CHF 0.02	0.10	*-*	*-*
	-	-	*GBP 0.07*	*0.56*
	JPY 55.50	2.89	*JPY 41.56*	*1.66*
Capital Imports - Share of Joint Ventures	USD 0.75	3.88	*-*	*-*
	EURO 3.76	25.75	*-*	*-*
	JPY 49.25	2.60	*-*	*-*
(iii) Interest and loan commitment charges payable	USD 2.48	12.66	*USD 0.57*	*2.30*
	-	-	*JPY 2.70*	*0.11*

		Foreign Currency (in Millions)	Rs. crores	*2007-08* Foreign Currency (in Millions)	*2007-08* Rs. crores
(iv)	Loans payable	USD 232.15	1,184.15	*USD 95.25*	*382.04*
		-	-	*JPY 3,527.67*	*142.13*
(v)	Premium payable on borrowings	USD 2.25	11.49	*USD 3.81*	*15.26*
(c)	Bank balances	SGD 0.37	1.38	*SGD 0.12*	*0.34*
		USD 2.53	12.86	*USD 0.50*	*1.64*
		TAKA 13.83	1.02	*TAKA 9.50*	*0.55*
	Bank balances - Share of Joint Ventures	USD 9.44	47.69	-	-
(d)	Loans Receivables	-	-	*USD 273.00*	*1,078.90*

24. Disclosures as required by Accounting Standard 29 (AS-29)-"Provisions, Contingent Liabilities and Contingent Assets" as at 31st March, 2009, are as follows:

Rs. crores

Particulars	Opening Balance/ acquired during the year	Provision during the year	Payments / Adjustments made during the year	Reversal made during the year	Closing Balance
Provision for Warranties	6.20	4.32	(1.34)	(2.19)	6.99
	4.15	*4.37*	*(0.98)*	*(1.34)*	*6.20*
Share of Joint Ventures - Provision for Warranties and Contingencies	2.42	10.67	(0.71)	-	12.38
	-	-	-	-	-
Provision for Premium on Redemption of FCCB	15.26	-	-	(3.77)@	11.49
	137.74	-	-	*(122.48)@*	*15.26*
Provision for Premium on Redemption of Debentures	134.70	-	-	-	134.70
	134.70	-	-	-	*134.70*
Provision for future foreseeable losses on contracts etc.	5.64	-	-	(2.40)	3.24
	4.33	*1.67*	-	*(0.36)*	*5.64*
Share of Joint Ventures - Provision for restoration and rehabilitation	198.78	48.47	37.67#	-	284.92
	179.79	*22.42*	*(3.43)#*	-	*198.78*

Note: Previous year's figures are in italics.
@ On account of conversion of FCCB to shares and exchange loss/(gain).
# On account of exchange fluctuation.

25. Earnings per share:

			2007-08
(a)	Profit after taxes, share of associates, minority interest and statutory appropriations (Rs. crores)	1,264.04	*996.48*
(b)	The weighted average number of Equity Shares for Basic EPS (Nos.)	22,13,87,808	*20,99,05,480*
(c)	The nominal value per Equity Share (Rupees)	10.00	*10.00*
(d)	Basic Earnings per share (Rupees)	57.09	*47.47*
(e)	Profit after taxes, share of associates, minority interest and statutory appropriations for Basic EPS (Rs. crores)	1,264.04	*996.48*
	Add/(Less): Debit/(Credit) to Profit and Loss Account on account of FCCB (net of tax) (Rs. crores)	12.39	*(6.12)*
(f)	Profit after taxes, share of associates, minority interest and statutory appropriations for Diluted EPS (Rs. crores)	1,276.43	*990.36*
(g)	The weighted average number of Equity Shares for Basic EPS (Nos.)	22,13,87,808	*20,99,05,480*
	Add: Effect of potential Equity Shares on conversion of FCCB (Nos.)	10,51,352	*17,75,633*
(h)	The weighted average number of Equity Shares for Diluted EPS (Nos.)	22,24,39,160	*21,16,81,113*
(i)	Diluted Earnings Per Share (Rupees)	57.09	*46.79*

26. Segment Information:

(a) Primary Segment Information:

Rs. crores

	Power	Coal	Others	Eliminations	Total
REVENUE					
External Revenue	11,912.07	4,776.60	898.86	-	17,587.53
	8,423.42	*2,122.04*	*345.40*	-	*10,890.86*
Total Revenue	**11,912.07**	**4,776.60**	**898.86**		**17,587.53**
	8,423.42	***2,122.04***	***345.40***	-	***10,890.86***
RESULT					
Total Segment Results	1,391.92	1,463.94	(9.97)	-	2,845.89
	1,201.72	*393.58*	*30.03*	-	*1,625.33*
Interest Expense	-	-	-	-	(708.74)
	-	-	-	-	*(498.18)*
Unallocable Income net of Unallocable Expense	-	-	-	-	326.68
	-	-	-	-	*426.29*
Income Taxes	-	-	-	-	(1,165.10)
	-	-	-	-	*(376.46)*
Profit after Tax before share of Associates	-	-	-	-	**1,298.73**
	-	-	-	-	***1,176.98***
Share of Profit/(Loss) of Associates	-	-	-	-	27.57
	-	-	-	-	*(4.92)*
Profit after Tax after share of Profit/(Loss) of Associates and before Minority Interest	-	-	-	-	**1,326.30**
	-	-	-	-	***1,172.06***

Rs. crores

	Power	Coal	Others	Eliminations	Total
OTHER INFORMATION:					
Segment Assets	17,706.19	8,163.53	1,655.00	-	27,524.72
	12,270.19	*6,227.70*	*464.59*	-	*18,962.48*
Unallocated Assets					4,321.70
					3,679.48
Total Assets					**31,846.42**
					22,641.96
Segment Liabilities	3,433,57	1,834.72	363.52	-	5,631.81
	2,331.43	*1,131.29*	*181.55*	-	*3,644.27*
Unallocated Liabilities					16,117.72
					10,004.92
Total Liabilities					**21,749.53**
					13,649.19
Capital Expenditure	5,430.69	415.63	366.90	-	6,213.22
	2,483.26	*33.70*	*35.30*	-	*2,552.26*
Non-cash Expenses other than Depreciation/ Amortisation @	0.67	328.84	18.51	-	348.02
	42.25	*20.85*	*7.01*	-	*70.11*
Depreciation/Amortisation (to the extent allocable to segment)	500.70	130.56	25.23	-	656.49
	473.25	*72.22*	*13.81*	-	*559.28*

@Rs. 280.37 crores on account of impairment.

Types of products and services in each business segment:

Power – Generation, Transmission, Distribution and Trading of Electricity.

Coal – Mining and Trading of Coal.

Others – Electronics, Project Contracts/Project Management Services, Coal Bed Methane, Property Development and Solar Photovoltaic Systems and its components.

(b) Secondary Segment Information – Geographical Segment:

Rs. crores

Particulars	Domestic	Overseas	Total
Revenue from External Customers	12,365.69	5,221.84	17,587.53
	8,768.82	*2,122.04*	*10,890.86*
Segment Assets	18,673.14	8,851.58	27,524.72
	12,734.78	*6,227.70*	*18,962.48*
Capital Expenditure	5,478.71	734.51	6,213.22
	2,518.56	*33.70*	*2,552.26*

27. Previous year's figures have been regrouped, wherever necessary, to conform to this year's classification. Figures are rounded off to nearest lakh. Figures below Rs. 50,000 are denoted by '*'.

Gist of the Financial Performance for the year 2008-09 of the Subsidiary Companies

Rs. crores

Sl. No.	Name of the Subsidiary	Capital	Reserves and Surplus	Total Assets @	Total Liabilities #	Investments $	Turnover ##	Profit before taxation	Provision for taxation	Profit after taxation	Proposed dividend
1.	NELCO Limited	22.82	(18.77)	245.96	246.32	4.35	195.31	(17.20)	3.21	(20.41)	-
2.	Chemical Terminal Trombay Limited	2.11	37.78	18.02	4.53	26.40	12.77	3.47	0.59	2.88	1.69
3.	Af-Taab Investment Company Limited	13.39	99.58	26.26	4.34	90.95	12.67	2.42	(1.45)	3.87	2.68
4.	Tata Power Trading Company Limited	20.00	12.48	168.01	135.64	0.11	2,173.24	11.43	3.80	7.63	1.48
5.	Tatanet Services Limited	0.06	0.31	24.89	24.52	-	25.24	0.34	0.12	0.22	-
6.	Maithon Power Limited	349.92	-	1,092.66	742.74	-	-	-	-	-	-
7.	Powerlinks Transmission Limited	468.00	35.77	1,456.86	1,082.59	129.50	268.89	86.29	20.95	65.34	46.80
8.	Coastal Gujarat Power Limited	951.00	-	3,293.05	2,360.24	17.58	-	-	-	-	-
9.	Industrial Energy Limited	333.00	-	766.33	433.33	-	-	-	-	-	-
10.	Bhivpuri Investments Limited	4.08	1,100.00	1,521.14	2,609.59	2,192.53	1,116.81	908.30	21.45	886.85	-
11.	Bhira Investments Limited	4.10	(504.34)	23.32	3,874.58	3,351.02	45.69	(367.22)	1.58	(368.80)	-
12.	Khopoli Investments Limited	0.03	(8.71)	1,760.46	1,769.14	-	62.86	(7.82)	0.02	(7.84)	-
13.	Veltina Holdings Limited	0.01	(0.04)	0.01	0.04	-	-	(0.04)	-	(0.04)	-
14.	Industrial Power Infrastructure Limited	0.11	(0.08)	0.03	-	-	-	-	-	-	-
15.	Industrial Power Utility Limited	0.11	(0.08)	0.03	-	-	-	-	-	-	-
16.	North Delhi Power Limited	552.00	397.59	2,902.70	1,972.73	19.62	2,479.42	223.12	51.65	171.47	77.28
17.	Trust Energy Resources Pte. Ltd.	318.45	43.67	335.40	181.99	208.71	31.48	(3.53)	-	(3.53)	-
18.	Energy Eastern Pte. Ltd.	3.01	(2.80)	0.39	0.18	-	0.08	(2.52)	-	(2.52)	-

@ Total Assets = Fixed Assets + Current Assets + Deferred Tax Assets + Miscellaneous Expenditure

Total Liabilities = Debts + Current Liabilities + Deferred Tax Liabilities + Advance against depreciation + Capital grants + Consumer cont. to cap. works + Consumer security deposit

$ Investments except in case of Investments in Subsidiaries.

Turnover includes Other Income.

Exchange rate as on 31.03.2009 - Rs. 51.00/$

Gist prepared as per Individual Subsidiary Companies Final Accounts. For Consolidated results, please refer to Consolidated Financial Statements and Notes appearing thereon.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Attendance Slip

Shareholders attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the NINETIETH ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai - 400 020, at 3.00 p.m. on Thursday, 6th August, 2009.

....

Full name of the Shareholder (in block capitals) Signature

Folio No. :................................/DP ID No.*................................& Client ID No.*................................

* Applicable for members holding shares in electronic form.

....

Full name of Proxy (in block capitals) Signature

NOTE : Shareholder/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Proxy

I/We ....

of ....in the district of ....being

a Member/Members of the above named Company, hereby appoint ....of

................................in the district of..or failing him

....of..in the district of

.... as my/our Proxy to attend and vote for me/us and on my/our behalf at the NINETIETH ANNUAL GENERAL MEETING of the Company, to be held on Thursday, 6th August, 2009 and at any adjournment thereof.

Signed this ....day of................................2009.

Folio No. :................................/DP ID No.*................................& Client ID No.*................................

* Applicable for members holding shares in electronic form.

No. of Shares

Signature

Affix 15 Paise Revenue Stamp

This form is to be used @ in favour of / @ against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

@ Strike out whichever is not desired.

Notes : (i) The proxy must be returned so as to reach the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.

TATA

REWARDS & RECOGNITION




के लिए
MINISTRY OF POWER
NATIONAL
FOR



- **Greentech Safety Award 2009** in **Gold Category** in Power Sector for Trombay Thermal Power Station.
- **Civic Award** instituted by Bombay Chamber of Commerce and Industry for the Year 2007-08.
- **First prize in ash management** from Jharkhand State Pollution Control Board for Jojobera Thermal Power Station.
- Bhira and Bhira Pump Storage Scheme adjudged as **second best performing station (Silver Shield)** in the country for the year 2007-08. This is the second consecutive year Bhira division has won this award.
- **Power Deal of the Year** by Power Finance International in their year book 2009 for the 4,000 MW Ultra Mega Power Project (UMPP) at Mundra.
- **Power Deal of the Year** by the Infrastructure Journal Awards 2008 for Mundra UMPP.
- **Green Governance Award** from Bombay Natural History Society for CSR activities, for the year 2007-08.
- **ICAI Awards (Gold Shield)** for Excellence in Financial Reporting for the Annual Report and Accounts of the organization for the year ended March 31, 2008 in the 'Infrastructure & Construction Sector'.
- **National Par Excellence,** Excellence and Distinguished awards won at NCQC, Vadodara by our 10 Quality Circle teams.

TATA POWER

Bombay House 24 Homi Mody Street Mumbai 400 001


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